                                                    REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                               ------------------

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------

                             CMS ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

    MICHIGAN                             6719                    38-2726431
 (State or other                  (Primary Standard           (I.R.S. Employer
 jurisdiction of               Industrial Classification     Identification No.)
 incorporation or                    Code Number)
  organization)

                        FAIRLANE PLAZA SOUTH, SUITE 1100
                              330 TOWN CENTER DRIVE
                            DEARBORN, MICHIGAN 48126
                                  313-436-9200
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                              ---------------------



                                 ALAN M. WRIGHT
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             CMS ENERGY CORPORATION
                        Fairlane Plaza South, Suite 1100
                              330 Town Center Drive
                            Dearborn, Michigan 48126
                                  313-436-9200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:

   MICHAEL D. VAN HEMERT, ESQ.                 GERALD R. SHRADER, ESQ.               JACK A. SELMAN, ESQ.
     CMS ENERGY CORPORATION                 CONTINENTAL NATURAL GAS, INC.               SELMAN & MUNSON
Fairlane Plaza South, Suite 1100             Boulder Towers, Suite 1250               1000 Franklin Plaza
      330 Town Center Drive                      1437 South Boulder                   111 Congress Avenue
    Dearborn, Michigan 48126                    Tulsa, Oklahoma 74119                 Austin, Texas 78701
         (313) 436-9200                            (918) 582-4700                       (512) 505-5955

-----------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
-----------------------

     If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: []
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: []
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
                            ------------------------
                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                           Proposed maximum      Proposed maximum     Amount of
Title of each class of                              Amount being           offering price       aggregate offering  registration
securities to be registered                          registered(1)            per unit(1)            price(1)            fee(1)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share              1,600,000 shares       $35.715              $57,143,315         $16,857
================================================================================================================================


(1) The registration fee has been computed pursuant to Rule 457(f) under the Securities Act based on the aggregate market value on September 9, 1998 of the shares of Continental Natural Gas, Inc. common stock expected to be canceled in connection with Continental's merger with a wholly-owned subsidiary of the Registrant. The proposed maximum offering price per share has been computed by dividing (i) the product of (a) the average of the high and low prices of Continental common stock as reported on NASDAQ on September 9, 1998 ($8.938) and (b) 6,393,300, representing the number of shares of Continental common stock expected to be canceled in connection with the merger, by (ii) 1,600,000, representing the maximum number of shares of common stock of the Registrant expected to be issued in the merger.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              CROSS-REFERENCE SHEET

                    PURSUANT TO ITEM 501(B) OF REGULATION S-K
                  SHOWING THE LOCATION IN THE PROSPECTUS OF THE
                   INFORMATION REQUIRED BY PART I OF FORM S-4



ITEM NUMBER AND CAPTION                                                                 LOCATION IN THE PROSPECTUS
-----------------------                                                                 --------------------------
A.  Information About the Transaction

    1.   Forepart of Registration Statement and
         Outside Front Cover Page of the Prospectus.................   Front Cover Page of the Registration Statement; Cross
                                                                       Reference Sheet; Table of Contents; Outside Front Cover
                                                                       Page of the Prospectus

    2.   Inside Front and Outside Back Cover Pages of the
         Prospectus.................................................   Inside Front Cover Page of the Prospectus; Table of
                                                                       Contents; Available Information; Incorporation of Certain
                                                                       Documents by Reference

    3.   Risk Factors, Ratio of  Earnings to Fixed Charges
         and Other Information......................................   Summary; The Parties; The Merger; CNG Financial
                                                                       Statements

    4.   Terms of the Transaction...................................   Summary; The Special Meeting; The Merger; Description of
                                                                       CMS Energy Capital Stock; Comparison of Shareholder
                                                                       Rights; The Merger Agreement

    5.   Pro Forma Financial Information............................              *

    6.   Material Contracts with the Company Being
         Acquired...................................................              *

    7.   Additional Information Required for Reoffering
         by Persons and Parties Deemed to be Underwriters...........              *

    8.   Interests of Named Experts and Counsel.....................   Legal Matters; Independent Public Accountants

    9.   Disclosure of Commission Position on Indemnification
         for Securities Act Liabilities.............................              *

B.  Information About the Registrant

    10.  Information with Respect to S-3 Registrants................   Available Information; Incorporation of Certain Documents
                       by Reference; Summary; The Parties

    11.  Incorporation of Certain Information by
         Reference..................................................   Incorporation of Certain Documents by Reference

    12. Information With Respect to S-2 or S-3
         Registrants................................................              *

    13.  Incorporation of Certain Information by
         Reference..................................................              *

    14.  Information With Respect to Registrants Other
         Than S-3 or S-2 Registrants................................              *

C.  Information About the Company Being Acquired

    15.  Information With Respect to S-3 Companies..................              *

    16. Information With Respect to S-2 or S-3
         Companies..................................................              *

    17.  Information With Respect to Companies Other than
         S-3 or S-2 Companies.......................................   Available Information; Summary; The Parties; Additional
                                                                       Information with Respect to CNG; CNG Financial
                                                                       Statements

D. Voting and Management Information

    18.  Information if Proxies, Consents or Authorizations are
         to be Solicited............................................   Summary; The Special Meeting; The Merger; Additional
                                                                       Information With Respect to CNG

    19.  Information if Proxies, Consents or Authorizations are
         not to be Solicited, or in an Exchange Offer...............              *

-----------------
* Item is omitted because response is negative or item is inapplicable.

                          CONTINENTAL NATURAL GAS, INC.




September __, 1998



Dear Shareholders:

     A Special Meeting of Shareholders (the "Special Meeting") of Continental Natural Gas, Inc. ("Continental" or "CNG") will be held at _____________________________________, Tulsa, Oklahoma on October ___, 1998 at
10:00 a.m. local time. At the Special Meeting, Continental's shareholders will consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger dated as of July 31, 1998, as amended September 9, 1998 (the "Merger Agreement"), pursuant to which it is proposed that Continental merge (the "Merger") with and into CMS Merging Corporation ("CMS Merging"), a Michigan corporation and a wholly-owned subsidiary of CMS Energy Corporation ("CMS Energy").

     At the Effective Time of the Merger, each share of CNG Common Stock will be converted into shares of CMS Energy Common Stock based on a ratio which values the CNG Common Stock at $10.00 per share and which values the CMS Energy Common Stock based on the average trading price for such stock over a ten day period ending five days prior to the Effective Time of the Merger.

     Enclosed are a Notice of Special Meeting of Shareholders and a Proxy Statement/Prospectus which describes the Merger and the background to the transaction. The Board of Directors has fixed the close of business on September 10, 1998, as the record date for the Special Meeting. Accordingly, only shareholders of record on that date will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. The affirmative vote of a majority of the outstanding shares of CNG Common Stock entitled to vote thereon, in person or by proxy, with respect to the Merger is necessary to approve and adopt the Merger Agreement.

     THE CONTINENTAL BOARD OF DIRECTORS BELIEVES THE PROPOSAL IS IN THE BEST INTERESTS OF CONTINENTAL AND ITS SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT, AND RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     The accompanying Proxy Statement/Prospectus sets forth the voting rights of holders of CNG Common Stock with respect to these matters, and describes the matters to be acted upon at the Special Meeting. Shareholders are urged to review carefully the Proxy Statement/Prospectus, which contains a detailed description of the Merger, the Merger Agreement, their terms and conditions and the transactions contemplated thereby.

     The Board and I urge you to vote "FOR" the Merger Agreement and each of the transactions contemplated thereby. Thank you and we look forward to seeing you at the Special Meeting.

                                           Very truly yours,



                                           Gary C. Adams
                                           President and Chairman of the Board


              1437 South Boulder, Suite 1250, Tulsa Oklahoma 74119
                      Phone: 918-582-4700 Fax: 918-560-4930

                          CONTINENTAL NATURAL GAS, INC.
                         1437 SOUTH BOULDER, SUITE 1250
                              TULSA, OKLAHOMA 74119


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD OCTOBER __, 1998

TO THE SHAREHOLDERS:

     You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of Continental Natural Gas, Inc. ("Continental" or "CNG") to be held at _________________________, Tulsa, Oklahoma 74119 at 10:00 a.m. local time on _________, October ___, 1998, for the following purposes:

     1. To consider and vote upon a proposal to approve, ratify, confirm and adopt an Agreement and Plan of Merger, dated as of July 31, 1998, as amended September 9, 1998 (the "Merger Agreement"), by and among Continental, CMS Merging Corporation ("CMS Merging"), a Michigan corporation and a direct wholly-owned subsidiary of CMS Energy Corporation ("CMS Energy"), pursuant to which Continental will be merged with and into CMS Merging, upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the accompanying Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus.

     2. To consider and transact such other business as may properly come before the Special Meeting or any adjournments thereof.

     Holders of record of CNG Common Stock at the close of business on September 10, 1998, will be entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit further solicitation of proxies by Continental.

     THE CONTINENTAL BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                       By Order of the Board of Directors


                                 Garry D. Smith
                                    Secretary
Tulsa, Oklahoma
September ___, 1998

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

CONTINENTAL NATURAL GAS, INC.                             CMS ENERGY CORPORATION
PROXY STATEMENT                                                       PROSPECTUS



                           PROXY STATEMENT/PROSPECTUS




     This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to shareholders of Continental Natural Gas, Inc. ("Continental" or "CNG") in connection with the solicitation of proxies by the Board of Directors of CNG for use at its Special Meeting of Shareholders (including any adjournments or postponements thereof) to be held on October__, 1998, and relates to the proposed merger (the "Merger") of CNG with and into CMS Merging Corporation, a Michigan corporation ("CMS Merging") and a wholly-owned subsidiary of CMS Energy Corporation, a Michigan corporation ("CMS Energy "), pursuant to the Agreement and Plan of Merger, dated as of July 31, 1998, as amended September 9, 1998 (the "Merger Agreement"), by and among CNG, CMS Merging, CMS Energy, Adams Affiliates, Inc., an Oklahoma corporation, and Cottonwood Partnership, an Oklahoma general partnership (the latter two parties collectively, the "Majority Stockholders"), and all of the transactions contemplated thereby including the filing of Certificates or Articles of Merger with the proper state authorities.

     This Proxy Statement/Prospectus also constitutes a prospectus of CMS Energy with respect to up to _________ shares of common stock, $0.01 par value per share, of CMS Energy ("CMS Energy Common Stock") which may be issuable to holders of common stock, $0.01 par value per share, of CNG ("CNG Common Stock"), in the Merger. Subject to certain provisions regarding fractional shares and appraisal rights, each share of CNG Common Stock issued and outstanding immediately prior to the Effective Time (as defined herein) of the Merger (exclusive of shares of CNG Common Stock held in the treasury of CNG or by any of its wholly-owned subsidiaries or by CMS Energy or any of its wholly-owned subsidiaries) shall be converted into the number of shares of CMS Energy
Common Stock and represent the right to receive the consideration payable as set forth below, rounded to the nearest thousandth of a share, equal to the quotient of (i) $10.00 divided by (ii) the average of the per share daily prices on the New York Stock Exchange, Inc. (the "NYSE") of CMS Energy Common Stock (the "Average Price") as reported in the New York Stock Exchange Composite Transactions (on the Transaction Reporting System operated by the Consolidated Tape Association) during the ten consecutive trading days ending on the fifth trading day prior to the Effective Time of the Merger (the "Merger Consideration"). CNG's financial advisor, CIBC Oppenheimer Corp. ("CIBC Oppenheimer"), has rendered an opinion to the effect that, as of September 10, 1998, the Merger Consideration is fair from a financial point of view to the shareholders of CNG.

     CMS Energy Common Stock is listed on the NYSE under the symbol "CMS." The last reported sales price of the CMS Energy Common Stock on the NYSE Composite Tape on September __, 1998 was $__.__. CNG Common Stock is designated for quotation on the NASDAQ National Market System under the symbol "CNGL."



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
            EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                   STATE SECURITIES COMMISSION PASSED UPON THE
                     ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                        ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.


        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS SEPTEMBER __, 1998

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of CNG on or about September __, 1998.


                                TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
AVAILABLE INFORMATION..................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................................     3
SUMMARY................................................................................     4
   The Parties.........................................................................     4
   The Special Meeting.................................................................     4
   The Merger..........................................................................     5
   Market Price Information............................................................     9
   CMS Energy Historical Selected Financial Information................................    11
   CNG Historical Selected Financial Information.......................................    13
   Comparative Per Share Data..........................................................    14
THE PARTIES............................................................................    15
   CMS Energy Corporation and CMS Merging Corporation..................................    15
   Continental Natural Gas, Inc. and the Majority Stockholders.........................    15
THE SPECIAL MEETING....................................................................    17
   Matters to be Considered at the Special Meeting.....................................    17
   Vote Required.......................................................................    17
   Record Date; Shares Entitled to Vote; Quorum........................................    17
   Security Ownership of Certain Beneficial Owners.....................................    17
   Voting of Proxies...................................................................    18
   Revocability of Proxies.............................................................    18
   Solicitation of Proxies.............................................................    18
THE MERGER.............................................................................    18
   Form of the Merger..................................................................    18
   Merger Consideration................................................................    19
   Background of the Merger............................................................    19
   CMS Energy Reasons for the Merger...................................................    20
   Recommendation of the CNG Board of Directors and CNG
   Reasons for the Merger..............................................................    20
   Opinion of CNG's Financial Advisor..................................................    21
   Majority Stockholders Agreements....................................................    24
   Effective Time of Merger............................................................    24
   Conversion of Shares; Procedures for Exchange of Certificates;
   Fractional Shares...................................................................    24
   No Solicitation.....................................................................    25
   Conditions to the Consummation of the Merger; Termination; Termination Fees.........    25
   Operations After the Merger.........................................................    25
   Interests of Certain Persons in the Merger..........................................    26
   CNG Stock Options...................................................................    26
   Anticipated Accounting Treatment....................................................    27
   Certain Federal Income Tax Consequences.............................................    27
   Stock Exchange Listing..............................................................    28
   Appraisal Rights....................................................................    28
   Certain Regulatory Considerations...................................................    30
DESCRIPTION OF CMS ENERGY CAPITAL STOCK................................................    30
   Common Stock........................................................................    31
   Preferred Stock.....................................................................    34
   Primary Source of Funds of CMS Energy; Restriction on Sources of Dividends..........    34


COMPARISON OF SHAREHOLDER RIGHTS.......................................................    35
   Classification, Election and Removal of Board of Directors..........................    35
   Special Meetings of Shareholders....................................................    36
   Limitation of Liability of Directors................................................    36
   Action by Written Consent...........................................................    37
   Certain Business Combinations.......................................................    37
   Amendment of Certificate of Incorporation...........................................    38
   Dividends...........................................................................    38
THE MERGER AGREEMENT...................................................................    38
   Representations and Warranties......................................................    38
   Conduct of Business Pending the Merger..............................................    39
   Conditions to the Merger............................................................    40
   Termination; Termination Fees.......................................................    42
   Expenses............................................................................    42
   Resales by Affiliates...............................................................    42
   Amendment and Waiver................................................................    43
ADDITIONAL INFORMATION WITH RESPECT TO CNG.............................................    43
   Business Strategy...................................................................    44
   Recent Developments.................................................................    45
   Natural Gas, NGL and Electricity Marketing..........................................    45
   Description of the Business.........................................................    46
   Sales and Marketing.................................................................    48
   Operational Risks and Insurance.....................................................    51
   Competition.........................................................................    51
   Governmental Regulation.............................................................    51
   Environmental Matters...............................................................    53
   Employees...........................................................................    54
   Properties..........................................................................    54
   Legal Proceedings...................................................................    56
   Management of CNG...................................................................    56
   Executive Compensation..............................................................    57
   Certain Transactions Among Related Entities.........................................    61
   Other Relationships.................................................................    62
   Principal Stockholders of CNG.......................................................    62
   Management's Discussion and Analysis of Financial Condition and
   Results of Operations of CNG........................................................    63
   Results of Operations...............................................................    63
   Liquidity and Capital Resources.....................................................    66
   Seasonality.........................................................................    68
   Year 2000 Statement.................................................................    69
LEGAL MATTERS..........................................................................    69
INDEPENDENT PUBLIC ACCOUNTANTS.........................................................    70
CNG SHAREHOLDER PROPOSALS..............................................................    70
CNG FINANCIAL STATEMENTS...............................................................   F-1

ANNEX A  -  AGREEMENT AND PLAN OF MERGER DATED AS OF JULY 31, 1998.....................   A-1
ANNEX B  -  SECTION 1091 OF THE OKLAHOMA GENERAL CORPORATION ACT RELATING
            TO APPRAISAL RIGHTS........................................................   B-1
ANNEX C  -  OPINION OF CIBC OPPENHEIMER CORP...........................................   C-1

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY, CMS MERGING OR CNG. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CMS ENERGY, CMS MERGING OR CNG SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS RELATING TO CMS ENERGY AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY CMS ENERGY, AND ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO CNG AND ITS SUBSIDIARIES AND AFFILIATES, INCLUDING THE MAJORITY STOCKHOLDERS, HAS BEEN SUPPLIED BY CNG AND ALL INFORMATION WITH RESPECT TO CIBC OPPENHEIMER AND ITS ANALYSIS AND OPINION HAS BEEN FURNISHED BY CIBC OPPENHEIMER.


                              AVAILABLE INFORMATION

     CMS Energy and CNG are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison, 14th Floor, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding CMS Energy and CNG. The CMS Energy Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005. The CNG Common Stock is listed on the NASDAQ National Market System ("NASDAQ") and reports, proxy statements and other information concerning CNG may also be inspected and copied at the offices of NASDAQ, Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

     CMS Energy has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the CMS Energy Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy (File No. 1-9513) with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus and shall be deemed to be a part hereof:

    (1) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1997;

    (2) CMS Energy's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998;

    (3) CMS Energy's Current Reports on Form 8-K dated June 23, 1998 and July 30, 1998;

    (4) CMS Energy's Registration Statement on Form 8-B/A dated November 21, 1996; and

    (5) The portions of CMS Energy's Proxy Statement for the Annual Meeting of Shareholders held May 22, 1998 that have been incorporated by reference in CMS Energy's Form 10-K for the year ended December 31, 1997, other than the organization and compensation committee report on pages 13 and 14 thereof.

    All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting of Shareholders of CNG shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

    Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    This Proxy Statement/Prospectus incorporates important business and financial information about CMS Energy that is not included in or delivered with this document. CMS Energy undertakes to provide without charge to each person to whom a copy of this Proxy Statement/Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Proxy Statement/Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests to CMS Energy for such copies should be directed to CMS Energy Corporation at its principal executive offices located at Fairlane Plaza South, 330 Town Center Drive, Suite 1100, Dearborn, Michigan 48126, Attention: Office of the Secretary, telephone: (313) 436-9200.

    Certain information contained in this Proxy Statement/Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

                                     SUMMARY

    The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. As this summary is necessarily incomplete, reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the annexes hereto. Shareholders are urged to read this Proxy Statement/Prospectus and the annexes hereto in their entirety. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Proxy Statement/Prospectus.

    Forward-looking statements are contained in this Proxy Statement/Prospectus and in documents incorporated by reference herein regarding CMS Energy, CNG and the combined companies. Actual results may vary materially from these forward-looking statements for reasons which include the factors set forth in CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

THE PARTIES

    CMS Energy Corporation ("CMS Energy"), a Michigan corporation incorporated in 1987, is the parent holding company of Consumers Energy Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving in all 68 counties of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several domestic and international energy-related businesses including: (i) oil and gas exploration and production; (ii) acquisition, development and operation of independent power production facilities; (iii) energy marketing, services and trading; (iv) storage, transmission and processing of natural gas; and (v) international energy distribution. On June 30, 1998, CMS Energy and its subsidiaries had consolidated assets of $9.9 billion and common shareholders' equity of $1.9 billion. CMS Merging is a recently organized Michigan corporation and a direct wholly-owned subsidiary of CMS Energy. CMS Merging is being used specifically as a merger vehicle for the acquisition by CMS Energy of CNG and currently has no assets or operations. The principal executive offices of CMS Energy are located at Fairlane Plaza South, 330 Town Center Drive, Suite 1100, Dearborn, Michigan 48126. Its telephone number is (313) 436-9200.

    Continental Natural Gas, Inc. ("CNG") is an Oklahoma corporation and an independent mid-stream energy company engaged in the purchasing, gathering, treating, processing and marketing of natural gas and natural gas liquids ("NGL(s)"). CNG, through its direct and indirect subsidiaries, owns and operates approximately 2,000 miles of natural gas gathering pipelines and interests in six natural gas processing plants located in Texas and Oklahoma. CNG's gathering lines have a combined throughput capacity of 550 million cubic feet per day ("MMcf/d"), while CNG's processing plants have a combined NGL production capacity of 1,400 thousand gallons per day ("Mgal/d"). CNG provides essential services to natural gas producers in the area of its gathering systems and plants by (i) connecting the producers' wells to CNG's gathering systems, (ii) treating the producers' natural gas to ensure that it meets pipeline specifications, (iii) transporting the natural gas from the wellhead to CNG's processing plants where NGLs are extracted from the natural gas stream and (iv) providing access for the natural gas and NGLs to various markets in the United States. CNG markets off-system gas, as well as on-system gas, to utilities, end-users, other marketers and pipeline affiliates. On June 30, 1998, CNG and its subsidiaries had consolidated assets of $187 million and common shareholders' equity of $43 million. The principal shareholders of CNG are Adams Affiliates, Inc., an Oklahoma corporation, and Cottonwood Partnership, an Oklahoma general partnership (collectively, the "Majority Stockholders"). The principal executive offices of CNG are located at 1437 South Boulder, Suite 1250, Tulsa, Oklahoma 74119. Its telephone number is (918) 582-4700.

    For additional information concerning CMS Energy, CNG and their affiliates, see "THE PARTIES."

THE SPECIAL MEETING

    Matters to Be Considered. A special meeting of the shareholders of CNG (the "Special Meeting") will be held at ______________, Tulsa, Oklahoma on October __, 1998, at 10:00 a.m. local time. At the Special Meeting, holders of CNG Common Stock will be asked to consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of July 31, 1998, as amended September 9, 1998 (the "Merger Agreement"), by and among CNG, CMS Energy, CMS Merging and the Majority Stockholders and the transactions contemplated thereby and to transact such other business as may properly come before the Special Meeting. See "THE SPECIAL MEETING -- Matters to Be Considered at the Special Meeting."

    Vote Required. Under Oklahoma law, the affirmative vote of the holders of a majority of the outstanding shares of CNG Common Stock entitled to vote thereon is required to approve the Merger Agreement. Under NASDAQ rules, the Merger will require the affirmative vote of a majority of the shares of CNG Common Stock voting on such proposal. Accordingly, assuming a quorum is present, a failure to submit a proxy (or to vote in person at the Special Meeting), an abstention by a CNG shareholder or a broker non- vote, which is an indication by a broker that it does not have discretionary authority to vote on a particular matter, will have the same effect as a vote "AGAINST" the Merger. For shares of CNG Common Stock held in street name by a broker, the failure of a CNG shareholder to give such broker voting instructions with regard to any proposal on which such shareholder is entitled to vote will result in a broker non-vote and will have the effects described in the preceding sentence. Each of the Majority Stockholders, who collectively have the power to vote 3,438,004 shares of CNG Common Stock or 54.44%, has agreed to vote their shares of CNG Common Stock in favor of approval of the Merger Agreement. See "THE SPECIAL MEETING -- Vote Required" and "THE MERGER -- Majority Stockholders Agreements." CMS Merging has 10 shares of common stock, no par value, issued and outstanding, all of which are owned and held by CMS Energy. Subject to the satisfaction or waiver of all of the conditions to the parties obligations to effect the Merger, CMS Energy, as the sole shareholder of CMS Merging, will approve the Merger Agreement in the manner prescribed by Michigan corporate law.

    Record Date; Shares Entitled to Vote; Quorum. The record date for the Special Meeting is September 10, 1998 (the "Record Date"). Only CNG shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. As of the Record Date, there were 6,315,000 shares of CNG Common Stock outstanding, and each such share is entitled to one vote at the Special Meeting. As of the Record Date, there were _____ holders of record of CNG Common Stock. Holders of a majority of the outstanding shares of CNG Common Stock entitled to vote must be represented in person or by proxy at the Special Meeting in order for a quorum to be present.

    Security Ownership. As of the Record Date, directors and executive officers of CNG and their affiliates may be deemed to be the beneficial owners of 60.80% of the outstanding shares of CNG Common Stock. As of the Record Date, the Majority Stockholders owned or controlled an aggregate of 3,438,004 shares of CNG Common Stock, representing 54.44% of the then outstanding shares of CNG Common Stock. Each of the Majority Stockholders has agreed in the Merger Agreement to take all necessary action to cause the Merger to be approved, including voting their shares of CNG Common Stock in favor of the adoption and approval of the Merger Agreement. See "THE MERGER -- Majority Stockholder Agreements." As of the Record Date, no shares of CNG Common Stock were beneficially owned by CMS Energy, or any of its subsidiaries, directors or executive officers, or their affiliates.

THE MERGER

    Form of the Merger. Pursuant to the Merger Agreement, which is hereby incorporated by reference and is set forth in Annex A to this Proxy Statement/Prospectus, at the Effective Time (as defined in "THE MERGER -- Effective Time of Merger") of the Merger, CNG will merge with and into CMS Merging, with CMS Merging being the surviving corporation (the "Surviving Corporation") in accordance with the terms of the Merger Agreement. The Surviving Corporation will have the articles of incorporation of CMS Merging and will be named "CMS Continental Natural Gas, Inc." See "THE MERGER -- Form of the Merger."

    Merger Consideration. Subject to certain provisions regarding fractional shares and appraisal rights, each share of CNG Common Stock issued and outstanding immediately prior to the Effective Time (exclusive of shares of CNG Common Stock held in the treasury of CNG or by any of its wholly-owned subsidiaries or by CMS Energy or any of its wholly-owned subsidiaries) shall be converted into the number of shares of CMS Energy Common Stock and represent the right to receive the consideration payable as set forth below, rounded to the nearest thousandth of a share, equal to the quotient of (i) $10.00 divided by
(ii) the average of the per share daily prices on the New York Stock Exchange, Inc. (the "NYSE") of CMS Energy Common Stock (the "Average Price") as reported in the New York Stock Exchange Composite Transactions (on the Transaction Reporting System operated by the Consolidated Tape Association) during the ten consecutive trading days ending on the fifth trading day prior to the Effective Time of the Merger (the "Merger Consideration"). In lieu of the issuance of any fractional share of CMS Energy Common Stock resulting from the Merger Consideration application, cash payments will be made to CNG shareholders in an amount equal to the product of (a) the Average Price multiplied by (b) the fraction of the share of CMS Energy Common Stock to which the CNG shareholder would otherwise be entitled. See "THE MERGER -- Merger Consideration."

    In addition, all existing rights with respect to CNG Common Stock pursuant to the CNG stock option plans (the "CNG Stock Options") will be converted into a number of shares of CMS Energy Common Stock equivalent to the fair value of the CNG Stock Options at the Effective Time, as such fair value is determined by an independent consultant.

    See "THE MERGER -- CNG Stock Options."

    Background of the Merger and CMS Energy's Reasons for the Merger. The managements of each of CMS Energy and CNG regularly consider the possibility of acquisitions and strategic combinations with a variety of energy-related assets and businesses and their potential strategic fit. CMS Energy believes that through the Merger, CMS Energy will be able to expand its domestic energy market reach from its traditional Midwestern base into new regions such as the mid-continent United States where management believes there are long-term opportunities. See "THE MERGER -- Background of the Merger" and "-- CMS Energy Reasons for the Merger."

    Recommendations of the CNG Board of Directors and CNG Reasons for the Merger. The Board of Directors of CNG (the "CNG Board") believes that the terms of the Merger are fair to and in the best interests of CNG and its shareholders. Accordingly, the CNG Board recommends that CNG shareholders vote "FOR" the adoption and approval of the Merger Agreement. The terms of the Merger Agreement, including the financial consideration provided therein, were the result of arms' length negotiations between CMS Energy and CNG and their respective representatives. In reaching a conclusion to approve the Merger Agreement, the CNG Board considered a number of factors including, but not limited to, (i) the terms and conditions of the Merger Agreement, including the amount of the Merger Consideration, (ii) the structure of the Merger, which will permit the CNG shareholders to exchange their CNG Common Stock for CMS Energy Common Stock on a tax-free basis, (iii) the compatibility of the respective managements and corporate cultures, and (iv) the opinion of CIBC Oppenheimer, financial advisor to CNG, to the effect that the Merger Consideration was fair from a financial point of view to the holders of the CNG Common Stock. See "THE MERGER -- Recommendation of the CNG Board of Directors and CNG Reasons for the Merger" and "-- Background of the Merger."

    Opinion of Financial Advisor to CNG. CIBC Oppenheimer has served as financial advisor, and has delivered its written opinion dated August 3, 1998, as updated to September 10, 1998, to the CNG Board to the effect that the Merger Consideration is fair to CNG shareholders from a financial point of view. CNG has agreed to pay CIBC Oppenheimer a fee for their services which is in part contingent on the consummation of the Merger. See "THE MERGER -- Opinion of CNG's Financial Advisor." The full text of CIBC Oppenheimer's written opinion, which sets forth the assumptions made, matters considered and limits on their review, is attached hereto as Annex C. CNG shareholders are urged to and should read such opinion in its entirety.

    Effective Time of the Merger. If the Merger Agreement is approved by the CNG shareholders, and assuming that the other conditions described in the Merger Agreement are satisfied, it is anticipated that the Merger will become effective during the fourth quarter of 1998. See "THE MERGER -- Effective Time of Merger."

    No Solicitation. In the Merger Agreement, CNG has agreed not to solicit, initiate or encourage the submission of, enter into any agreement with respect to, any Acquisition Proposal (as defined in the Merger Agreement) or (except to the extent required by law as advised by independent legal counsel in writing) participate in any discussions or negotiations regarding, or furnish to any person any information for the purpose of facilitating or making, or take any similar action that may reasonably be expected to lead to, any Acquisition Proposal. See "THE MERGER -- No Solicitation."

    Conditions to the Merger; Termination; Termination Fees. The obligations of CMS Energy, CMS Merging and CNG, as the case may be, to consummate the Merger are subject to various conditions set forth in the Merger Agreement including, but not limited to, obtaining the requisite shareholder and regulatory approvals; the absence of any materially burdensome condition imposed for any requisite regulatory approval; the absence of any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any governmental entity which makes the Merger illegal, requires any material divestiture or imposes a materially burdensome condition; the accuracy in all material respects of the representations and warranties of, and performance in all material respects of the covenants required to be performed prior to the Effective Time of the Merger by, the other parties to the Merger Agreement; the absence of any materially adverse change to the other parties or their subsidiaries; receipt of an opinion with respect of certain federal income tax consequences (see "THE MERGER -- Certain Federal Income Tax Consequences"); receipt by the parties of certain legal opinions and approval of their respective legal counsel of the transactions contemplated by the Merger Agreement; approval for listing of the shares of the CMS Energy Common Stock to be issued in the Merger on the NYSE and receipt from Arthur Andersen LLP of an opinion, in form and substance satisfactory to CMS Energy, to the effect that the Merger will be treated for accounting purposes as a "pooling of interests."

    The obligation of CNG to consummate the Merger is subject to, among other things, the receipt of the opinion of CIBC Oppenheimer prior to the mailing of this Proxy Statement/Prospectus and at closing to the effect that the Merger Consideration is fair to CNG shareholders from a financial point of view.

    There can be no assurance that the conditions to the Merger will be satisfied. See "THE MERGER AGREEMENT -- Conditions to the Merger."

    Under certain circumstances, CMS Energy or CNG may terminate the Merger Agreement, either prior to or after approval thereof by CNG shareholders. In the event of such termination, CNG may be required to pay CMS Energy a termination fee of $3 million. See "THE MERGER AGREEMENT -- Termination; Termination Fees."

    Conduct of Business Pending the Merger. In the Merger Agreement, CNG has agreed to carry on its business through the Effective Time in substantially the manner as conducted prior to the execution of the Merger Agreement, to notify CMS Energy promptly of any changes that would have a material adverse effect on CNG, and to provide CMS Energy with certain reports and information. CNG has also agreed in the Merger Agreement that it will not take certain actions, including by way of example and not of limitation, CNG will not issue capital stock (other than pursuant to outstanding CNG Stock Options), issue other securities convertible into capital stock, acquire or dispose of material assets, incur indebtedness other than in the ordinary course of business or declare or pay any dividend. See "THE MERGER AGREEMENT -- Conduct of Business Pending the Merger."

    Operations After the Merger. If the Merger is consummated, CNG will be merged into CMS Merging as the Surviving Corporation of the Merger, with the articles of incorporation of CMS Merger being the articles of incorporation of the Surviving Corporation. The separate existence of CNG will cease, and the Surviving Corporation will continue as a wholly-owned subsidiary of CMS Energy. The initial Board of Directors of the Surviving Corporation will be the directors of CMS Merging serving in those capacities at the Effective Time. Upon consummation of the Merger, CMS Energy intends to contribute the stock of the Surviving Corporation to its indirect wholly-owned subsidiary, CMS Gas Transmission & Storage Company.

    Interests of Certain Persons in the Merger. Certain members of CNG's management may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of CNG generally. In connection with the Merger, CMS Energy and CMS Merging have agreed to indemnify the officers and directors of CNG and to provide directors and officers' insurance coverage for such individuals. Following the Merger, the officers of CNG will continue to provide services to the Surviving Corporation pursuant to the terms of existing employment or consulting agreements. It is not anticipated, however, that CNG's officers will continue as directors or executive officers of the Surviving Corporation. The Majority Stockholders have, subject to certain limitations, agreed to indemnify CMS Energy and the Surviving Corporation with respect to the accuracy of certain representations made in the Merger Agreement. The CNG Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "THE MERGER -- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT -- Representations and Warranties."

    Anticipated Accounting Treatment. The Merger is expected to be treated as a "pooling of interests" for accounting and financial reporting purposes. See "THE MERGER -- Anticipated Accounting Treatment."

    Certain Federal Income Tax Consequences. The obligations of CMS Energy and CNG to effect the Merger are conditioned upon the receipt of a legal opinion dated the Effective Time of the Merger from CMS Energy tax counsel, subject to exceptions and assumptions customarily included, and in form and substance reasonably satisfactory to CMS Energy and CNG, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "IRC"), and that CMS Energy and CNG will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. As a result of such treatment, no gain or loss will be recognized for federal income tax purposes by holders of CNG Common Stock upon receipt of CMS Energy Common Stock in accordance with the Merger Agreement. Any payment attributable to cash received by holders of CNG Common Stock in lieu of fractional shares of CMS Energy Common Stock generally will be taxed as capital gain or loss. No information is provided herein with respect to the tax consequences, if any, of the Merger to shareholders under any state, local or foreign tax laws. CNG SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO ALL TAX CONSEQUENCES OF THE MERGER AFFECTING THEM. The material federal income tax consequences of the proposed transactions to the parties and to shareholders of CNG are summarized under "THE MERGER -- Certain Federal Income Tax Consequences."

    Stock Exchange Listing. The CMS Energy Common Stock is listed on the New York Stock Exchange ("NYSE"). CMS Energy has agreed to apply for the listing of the shares of CMS Energy Common Stock to be issued in the Merger on the NYSE. The obligations of the parties to the Merger Agreement to consummate the Merger are subject to approval for listing by the NYSE of such shares. See "THE MERGER -- Stock Exchange Listing."

    Appraisal Rights. Under Section 1091 of the Oklahoma General Corporation Act (the "OGCA"), holders of record of shares of CNG Common Stock who do not wish to accept the Merger Consideration have the right to seek an appraisal to determine the fair value of their shares of CNG Common Stock in the Oklahoma District Court.

    Each shareholder who has not voted in favor of the Merger Agreement and who wishes to assert a right to appraisal must make a written demand upon CNG which reasonably informs CNG of the shareholder's identity and his or her intention to demand an appraisal for his or her shares of CNG Common Stock. Failure to make such demand before the vote is taken to approve the Merger or the Merger Agreement will eliminate a shareholder's right to an appraisal.

    Within 120 days after the Effective Time (the "120-Day Period"), any shareholder who has properly demanded an appraisal and who has not withdrawn his or her demand (such shareholders are hereinafter referred to collectively as the "Dissenting Shareholders") has the right to file in the District Court a petition (the "Petition") demanding a determination of the fair value of the shares of CNG Common Stock (the "Dissenting Shares") held by all of the Dissenting Shareholders. If, within the 120-Day Period, no Petition shall have been filed as provided above, all rights to an appraisal will cease and all of the Dissenting Shareholders will receive the Merger Consideration without interest. CNG is not obligated and does not intend to file a Petition.

    Upon the filing of the Petition, service of a copy is required to be made upon the Surviving Corporation, which shall, within 20 days after such service, file in the office of the court in which the Petition was filed, a duly verified list containing the names and addresses of all Dissenting Shareholders. The District Court may order that notice of the time and place fixed for the hearing on the Petition be sent by registered or certified mail to the Surviving Corporation and all of the Dissenting Shareholders, and be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Tulsa, Oklahoma, or in another publication determined by the District Court. If a hearing on the Petition is held, the District Court is empowered to determine which Dissenting Shareholders have complied with the provisions of Section 1091 of the OGCA and are entitled to an appraisal of their shares of CNG Common Stock. See "THE MERGER -- Appraisal Rights" and Annex B.

    Certain Regulatory Considerations. CMS Energy and CNG filed notification reports with the United States Department of Justice ("DOJ") and the United States Federal Trade Commission ("FTC") pursuant to applicable federal antitrust laws on September 4, 1998. It is anticipated that the DOJ or FTC will grant the companies' request for early termination of the waiting period under such antitrust laws prior to the Special Meeting, satisfying one of the conditions to the Merger. As a condition to the Merger, CNG has agreed to file a Notice of Cancellation with the FERC with respect to a Power Marketing Certificate issued to a CNG affiliate. The Notice of Cancellation was filed on August 11, 1998. Although certain state regulatory filings may be required subsequent to consummation of the Merger, CMS Energy and CNG are not aware of any other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable corporate and securities laws. See "THE MERGER -- Certain Regulatory Considerations."

    Comparison of Shareholder Rights. CMS Energy is incorporated under the laws of Michigan, and CNG is incorporated under the laws of Oklahoma. Upon consummation of the Merger and subject to appraisal rights, CNG shareholders will become CMS Energy shareholders and their rights as such will be governed by Michigan law and CMS Energy's Restated Articles of Incorporation and Bylaws. See "COMPARISON OF SHAREHOLDER RIGHTS."

                            MARKET PRICE INFORMATION

     CMS Energy Common Stock and Class G Common Stock are listed on the New York Stock Exchange ("NYSE"). CNG Common Stock is listed on the NASDAQ National Market System ("NASDAQ"). The following table sets forth the high and low sales prices of CMS Energy Common Stock, Class G Common Stock, and CNG Common Stock for the calendar periods indicated, as reported on the NYSE Composite Transactions Tape and on NASDAQ, respectively. The prices shown do not include retail mark-ups, mark-downs or commissions and, with respect to CNG Common Stock, reflect inter-dealer quotations which may not represent actual transactions. There can be no assurance that such transactions or those reflected in the table of actual high and low sales prices represent all or a representative sample of the actual transactions which occurred or that the high and low prices shown reflect the full ranges at which transactions occurred during the period indicated.


                                                        CMS Energy              Class G                   CNG
Period                                                 Common Stock           Common Stock             Common Stock
------                                               ---------------          -------------          ---------------
                                                     High        Low          High      Low          High        Low
                                                     ----        ---          ----      ---          ----        ---
Fiscal Year Ended December 31, 1996 (1)
First Quarter ..............................      $ 31.875    $ 27.813    $ 20.000   $  17.875     $  -         $  -
Second Quarter .............................        31.250      28.000      19.375      17.500        -            -
Third Quarter ..............................        31.625      29.000      18.875      16.625        -            -
Fourth Quarter .............................        33.750      30.125      19.250      17.375        -            -

Fiscal Year Ended December 31, 1997 (1)
First Quarter ..............................      $ 34.500    $ 31.500    $ 19.875   $  17.875     $  -         $  -
Second Quarter .............................        35.625      31.125      19.875      17.625        -            -
Third Quarter (2) ..........................        38.063      34.875      22.000      19.000      12.500       11.125
Fourth Quarter .............................        44.063      35.688      27.125      20.625      12.875       10.750

Fiscal Year Ending December 31, 1998
First Quarter ..............................      $ 47.313    $ 41.875    $ 26.625   $  22.250     $11.250      $ 7.375
Second Quarter .............................        47.188      40.688      26.875      23.250      10.375        6.250
Third Quarter (through September   , 1998)..

(1) CNG completed its initial public offering on August 1, 1997; thus, there was no publicly reported trading activity prior to that date.

(2) For CNG Common Stock, reflects the period from August 1, 1997 through September 30, 1997.

     The following table sets forth the closing price per share of CMS Energy Common Stock on the NYSE Composite Transactions Tape and CNG Common Stock on NASDAQ and the equivalent per share price of CNG Common Stock on July 31, 1998, the last trading day preceding the announcement of the Merger Agreement, and on
September      ,1998, the last practicable date prior to the mailing of this
Proxy Statement/Prospectus:


                                                               CMS Energy                   CNG             CNG Equivalent
Market Price Per Share at:                                    Common Stock            Common Stock          Per Share Price
--------------------------                                    ------------            ------------          ---------------
July 31, 1998 ..............................................    $42.188                    $9.188              $10.041
September    , 1998.........................................    $                          $                   $

     Equivalent per share prices of CNG Common Stock as compared to CMS Energy Common Stock assume a Merger Consideration of .238 shares of CMS Energy Common Stock in exchange for each share of CNG Common Stock issued and outstanding. The Merger Consideration for this purpose is calculated by dividing the agreed upon CNG Common Stock price of $10.00 per share by an assumed CMS Energy Common Stock "Average Price" of $42.00 per share. The actual Average Price and Merger Consideration will be determined at the Effective Time in accordance with the Merger Agreement. See "THE MERGER - Merger Consideration."

     CNG SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR CMS ENERGY COMMON STOCK. NO ASSURANCE CAN BE GIVEN CONCERNING THE MARKET PRICE OF CMS ENERGY COMMON STOCK BEFORE OR AFTER THE DATE ON WHICH THE MERGER IS CONSUMMATED. THE MARKET PRICE OF CMS ENERGY COMMON STOCK WILL FLUCTUATE BETWEEN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND THE DATE ON WHICH THE MERGER IS CONSUMMATED AND THEREAFTER.

     The approximate number of record holders of CNG Common Stock at September 10, 1998 was ___________.

     CNG does not pay any cash dividends on CNG Common Stock and does not have any plans to do so in the future.

              CMS ENERGY HISTORICAL SELECTED FINANCIAL INFORMATION

     The following summary financial information has been derived from the historical consolidated financial statements of CMS Energy. Selected unaudited financial data for the six months ended June 30, 1997 and 1998 include all adjustments (consisting only of normal recurring adjustments) that CMS Energy considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. Certain historical selected financial information presented herein has been restated as a result of a 1998 change in accounting for investments in oil and gas properties. Please refer to the CMS Energy Form 8-K dated July 30, 1998 incorporated by reference in this Proxy Statement/Prospectus. Other data presented herein which was not previously restated within the Form 8-K has also been restated to reflect the change in accounting method. The financial information set forth below should be read in conjunction with CMS Energy's consolidated financial statements, related notes and other financial information incorporated by reference in this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                                                                    SIX MONTHS
                                                                        YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                      --------------------------------------------------         ----------------
                                                      1993      1994       1995        1996       1997           1997        1998
                                                      ----      ----       ----        ----       ----           ----        ----
                                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                                                                   (UNAUDITED)

INCOME STATEMENT DATA:
Operating revenue.............................       $3,476    $3,614     $3,890      $4,324      $4,781         $2,317     $2,506
Pretax operating income.......................          407       516        608         676         716            362        385
Operating expenses............................        3,069     3,098      3,282       3,648       4,065          1,955      2,121
Income taxes..................................           62        91        113         137         108             72         45
Net income before cumulative effect of
  change in accounting principle..............       $  130    $  177     $  195      $  224      $  244         $  125     $  110
Cumulative effect of change in accounting
  for property taxes, net of tax (1)..........          -         -          -           -           -              -           43
Net income attributable to common stocks (1)
  CMS Energy..................................       $  130    $  177     $  192      $  210      $  229         $  114     $  143
  Class G.....................................          -         -            3          14          15             11         10
Average common shares outstanding
  CMS Energy..................................           81        86         89          92          96             95        101
  Class G.....................................          -         -            8           8           8              8          8
Earnings per average common share (1)
  CMS Energy Common Stock
        Basic.................................       $ 1.61    $ 2.07     $ 2.16      $ 2.27      $ 2.39         $ 1.21     $ 1.42
        Diluted...............................       $ 1.60    $ 2.06     $ 2.16      $ 2.26      $ 2.37         $ 1.20     $ 1.39
  Class G Common Stock
         Basic and Diluted....................          -         -          .38        1.82        1.84           1.34       1.20
Dividends declared per common share
  CMS Energy..................................          .60       .78        .90        1.02        1.14            .54        .60
  Class G.....................................          -         -          .56        1.15        1.21            .59        .62

                                                                                                                    SIX MONTHS
                                                                        YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                                      --------------------------------------------------         ----------------
                                                      1993      1994       1995        1996       1997           1997        1998
                                                      ----      ----       ----        ----       ----           ----        ----
                                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.....................       $   28    $   79     $   56      $   58      $   69         $   53     $  230
Net plant and property........................        4,367     4,595      4,814       5,029       5,144          5,112      5,148
Total assets..................................        6,742     7,159      7,909       8,363       9,508          8,864      9,858
Long-term debt, excluding current
  maturities..................................        2,405     2,709      2,906       2,842       3,272          3,077      4,294
Non-current portion of capital leases.........          115       108        106         103          75             89         78
Notes payable.................................          259       339        341         333         382            246        255
Other liabilities.............................        2,973     2,681      2,881       3,093       3,361          3,188      2,723
Company-obligated mandatorily
  redeemable Trust Preferred Securities
  of Consumers Energy Company
  Financing I..................................         -         -          -           100         100            100        100
Company-obligated mandatorily
  redeemable Trust Preferred Securities
  of Consumers Energy Company
  Financing II.................................         -         -          -           -           120             -         120
Preferred Stock of subsidiary..................         163       356        356         356         238            356        238
Company-obligated convertible Trust
  Preferred Securities of CMS Energy
  Trust I......................................         -         -          -           -           173            173        173
Common stockholders' equity....................      $  827    $  966     $1,319      $1,536      $1,787         $1,635     $1,877

(1) During the first quarter of 1998, CMS Energy's subsidiary, Consumers Energy Company, implemented a change in the method of accounting for property taxes which had the cumulative effect of increasing other income by $66 million, including $18 million attributable to the portion of CMS Energy's business relating to Class G Common Stock. Earnings, net of tax, increased for CMS Energy Common Stock and Class G Common Stock by $43 million and $12 million, respectively, or $.40 per share for CMS Energy Common Stock and $.36 per share for Class G Common Stock.

                  CNG HISTORICAL SELECTED FINANCIAL INFORMATION

     The following summary financial information has been derived from the historical consolidated financial statements of CNG. Selected unaudited financial data for the six months ended June 30, 1997 and 1998 include all adjustments (consisting only of normal recurring adjustments) that CNG considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below should be read in conjunction with "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Management's Discussion and Analysis of Financial Condition and Results of Operations of CNG" and the consolidated financial statements of CNG, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                                                                                                                   SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,                              ENDED JUNE 30,
                                                  ------------------------------------------------------         ----------------
                                                      1993      1994       1995        1996       1997           1997        1998
                                                      ----      ----       ----        ----       ----           ----        ----
                                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                                                                    (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenue..............................     $  151     $  120     $  121      $ 247     $   341         $   156   $   146
Pretax operating income........................          2          -          4          7           4               4        (2)
Operating expenses.............................        149        120        117        240         337             152       148
Income taxes (benefit).........................          -          -         (2)        (4)         (1)              1         1
Income (loss) before extraordinary item
  and cumulative effect of change in
  accounting principle.........................     $    1     $    5     $    5      $   8      $   (1)        $     1   $     1
Net income (loss) attributable to
  common stock.................................          2          5          5          7          (1)              1         1
Average common shares outstanding..............          3          3          3          4           5               4         6
Earnings per average common share
   Basic ......................................     $  .52     $ 1.47     $ 1.61      $1.87      $ (.31)        $   .17   $   .21
   Diluted.....................................     $  .52     $ 1.45     $ 1.59      $1.67      $ (.31)        $   .17   $   .21
Dividends declared per common share............          -          -          -          -           -               -         -

BALANCE SHEET DATA:
Cash and cash equivalents...................         $   2     $    6     $    5      $  21      $    1          $    6    $    6
Net plant, property and equipment...........            22         14         28         61          15              65       121
Total assets................................            46         35         58        146         179             111       187
Long-term debt, excluding current
  maturities................................             6          4          7         33          74              38        79
Non-current portion of capital leases.......             3          1          3          7           6               7         6
Other current and non-current liabilities...            29         17         30         84          58              43        59
Stockholders' equity........................         $   7     $   12     $   17      $  22      $   41          $   23    $   43

                           COMPARATIVE PER SHARE DATA

     The following table presents comparative per share information for CMS Energy and CNG on a historical basis, for CMS Energy on a pro forma combined basis and for CNG on an equivalent pro forma basis assuming that the Merger had been consummated and accounted for as a pooling of interests. Pro forma information for CMS Energy is determined using an assumed Merger Consideration of .238 shares of CMS Energy Common Stock in exchange for each share of CNG Common Stock issued and outstanding. The Merger Consideration for this purpose is calculated by dividing the agreed upon CNG Common Stock price of $10.00 per share by an assumed CMS Energy Common Stock "Average Price" of $42.00 per share. The actual Average Price and Merger Consideration will be determined at the Effective Time in accordance with the Merger Agreement. Equivalent pro forma information for CNG is presented on an equivalent share basis, which reflects CMS Energy's pro forma amounts multiplied by the Merger Consideration. The table should be read in conjunction with (i) the consolidated financial statements of CMS Energy incorporated by reference in this Proxy Statement/Prospectus and (ii) the consolidated financial statements of CNG, including the notes thereto, elsewhere herein. Additional pro forma financial information, including a balance sheet and income statement, are not presented herein because CNG does not fall within the definition of a "significant business" as defined in Rule 11-01 of Regulation S-X.

                                                                                                                     SIX MONTHS
                                                                   YEAR ENDED DECEMBER 31,                         ENDED JUNE 30,
                                                        --------------------------------------------               --------------
                                                        1993      1994      1995      1996      1997               1997       1998
                                                        ----      ----      ----      ----      ----               ----       ----
                                                                                                                    (UNAUDITED)
CMS ENERGY - HISTORICAL:
Book value per common share.......................    $ 9.59    $11.16     $13.51   $15.24    $16.84             $16.06     $17.60
Cash dividends per common share
 CMS Energy.......................................       .60       .78        .90     1.02      1.14                .54        .60
 Class G..........................................      -         -           .56     1.15      1.21                .59        .62
Earnings per average common share
  CMS Energy
     Basic........................................      1.61      2.07       2.16     2.27      2.39               1.21       1.42
     Diluted......................................      1.60      2.06       2.16     2.26      2.37               1.20       1.39
  Class G-Basic and Diluted.......................      -         -           .38     1.82      1.84               1.34       1.20
CMS ENERGY - PRO FORMA
  COMBINED (UNAUDITED):
Book value per common share.......................    $ 9.59    $11.20     $13.58   $15.28    $17.00             $16.09     $17.76
Cash dividends per common share
 CMS Energy.......................................       .60       .78        .90     1.02      1.14                .54        .60
 Class G..........................................      -         -           .56     1.15      1.21                .59        .62
Earnings per average common share
  CMS Energy
     Basic........................................      1.61      2.10       2.20     2.32      2.34               1.20       1.41
     Diluted......................................      1.61      2.10       2.20     2.31      2.33               1.20       1.39
  Class G-Basic and Diluted.......................      -         -           .38     1.82      1.84               1.34       1.20
CNG - HISTORICAL:
Book value per common share.......................    $ 2.32    $ 3.80     $ 5.32   $ 4.48    $ 6.56             $ 4.65     $ 6.83
Cash dividends per common share...................      -         -          -        -         -                  -          -
Net income (loss) per average common share
     Basic........................................       .52      1.47       1.61     1.87     (.31)                .17        .21
     Diluted......................................       .52      1.45       1.59     1.67     (.31)                .17        .21

CNG - EQUIVALENT PRO FORMA (UNAUDITED):
Book value per common share.......................    $ 2.28    $ 2.67     $ 3.23   $ 3.64    $ 4.05             $ 3.83     $ 4.23
Cash dividends per common share...................       .14       .19        .21      .24       .27                .13        .14
Net income per average common share
     Basic........................................       .38       .50        .52      .55       .56                .29        .33
     Diluted......................................       .38       .50        .52      .55       .55                .29        .33

                                   THE PARTIES

CMS ENERGY CORPORATION AND CMS MERGING CORPORATION

      CMS Energy, a Michigan corporation incorporated in 1987, is the parent holding company of Consumers Energy Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving in all 68 counties of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several domestic and international energy-related businesses including: (i) oil and gas exploration and production; (ii) acquisition, development and operation of independent power production facilities; (iii) energy marketing, services and trading; (iv) storage, transmission and processing of natural gas; and (v) international energy distribution. On June 30, 1998, CMS Energy and its subsidiaries had consolidated assets of $9.9 billion and common shareholders' equity of $1.9 billion.

      CMS Energy conducts its principal operations through the following six business segments: (i) electric utility operations; (ii) gas utility operations;
(iii) oil and gas exploration and production operations; (iv) independent power production; (v) energy marketing, services and trading; and (vi) storage, transmission and processing of natural gas. Consumers and its subsidiaries are engaged in two segments: electric utility operations and gas utility operations. Consumers' electric and gas businesses are principally regulated utility operations. CMS Energy and its subsidiaries routinely evaluate, invest in, acquire and divest energy-related assets and/or companies both domestically and internationally. Consideration for such transactions may involve the delivery of cash or securities.

      CMS Energy's 1997 consolidated operating revenue was $4.8 billion. This consolidated operating revenue was derived from its electric utility operations (approximately 53%), its gas utility operations (approximately 25%), marketing, services and trading activities (approximately 14%), independent power production and other non-utility activities (approximately 4%), gas transmission, storage and processing activities (approximately 2%), and oil and gas exploration and production activities (approximately 2%). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. The unconsolidated share of non-utility independent power production, gas transmission and storage, marketing, services and trading, and international energy distribution revenue for 1997 was $913 million.

      Consumers is a public utility serving gas or electricity to almost six million of Michigan's residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1997 consolidated operating revenue of $3.8 billion was derived 67% from its electric utility business, 32% from its gas utility business and 1% from its non-utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission and the Federal Energy Regulatory Commission ("FERC"). Consumers' nuclear operations are subject to the jurisdiction of the Nuclear Regulatory Commission.

      CMS Merging is a direct wholly owned subsidiary of CMS Energy organized in July 1998 for the sole purpose of effecting the Merger. CMS Merging currently has no assets or operations.

      The address of the principal executive offices of CMS Energy is Fairlane Plaza South, 330 Town Center Drive, Suite 1100, Dearborn, Michigan 48126. Its telephone number is (313) 436-9200.

      The foregoing information concerning CMS Energy and its subsidiaries does not purport to be comprehensive. For additional information concerning CMS Energy and its subsidiaries' business and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, CNG shareholders should refer to the Incorporated Documents. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "AVAILABLE INFORMATION" above.

CONTINENTAL NATURAL GAS, INC. AND THE MAJORITY STOCKHOLDERS

      CNG, an Oklahoma corporation incorporated in 1983, is an independent mid-stream energy company engaged in the purchasing, gathering, treating, processing and marketing of natural gas and natural gas liquids ("NGL(s)"). CNG, through its direct and indirect subsidiaries, owns and operates approximately 2,000 miles of natural gas gathering pipelines and interests in six natural gas processing plants located in Texas and Oklahoma. CNG's gathering lines have a combined throughput capacity of 550 MMcf/d, while CNG's processing plants have a combined NGL production capacity of 1,400 Mgal/d. CNG provides services to natural gas producers in the area of its gathering systems and plants by (i) connecting the producers' wells to CNG's gathering systems, (ii) treating the producers' natural gas to ensure that it meets pipeline specifications, (iii) transporting the natural gas from the wellhead to CNG's processing plants where NGLs are extracted from the natural gas stream and (iv) providing access for the natural gas and NGLs to various markets in the United States. CNG markets off-system gas, as well as on-system gas, to utilities, end-users, other marketers and pipeline affiliates. On June 30, 1998, CNG and its subsidiaries had consolidated assets of $187 million and shareholders' equity of $43 million.

      Through 1990, CNG's activities were primarily limited to marketing off-system gas. Concurrent with the evolving deregulation of the natural gas industry, CNG began to acquire natural gas gathering systems and processing plants to complement its marketing business. Since 1990, CNG has completed approximately $124 million of acquisitions and system expansion projects. During 1997, CNG's average gathering throughput was 113 MMcf/d and average processing plant throughput was 140 MMcf/d, compared to 1996 when CNG's average gathering throughput was 79 MMcf/d and average processing plant throughput was 129 MMcf/d. CNG's NGL production for 1997 averaged 349 Mgal/d, compared to 1996 NGL production averaging 264 Mgal/d. Over the three years ended December 31, 1997, CNG's daily natural gas throughput has increased 102%. CNG's operating income plus depreciation, depletion and amortization ("EBITDA") was $5.4 million, $9.5 million and $7.7 million for the years ended 1995, 1996 and 1997, respectively. CNG's net income (loss) was $5.1 million, $7.2 million and ($1.2) million for the years ended 1995, 1996 and 1997, respectively.

      At the beginning of 1997, CNG's principal assets were located in the panhandle areas of Oklahoma and Texas, which is a major natural gas producing area with significant long-lived natural gas reserves. These assets consisted of: (i) a natural gas processing plant located in Beaver County, Oklahoma (the "Beaver Plant") and the related gas gathering system (the "Beaver Gathering System"), (ii) the Mocane Plant and (iii) approximately 800 miles of gas gathering lines located throughout the Texas panhandle (the "Texas Gathering Assets"). Consistent with its business strategy to make investments which complement its existing operations and to expand into new strategic areas, during 1997 and the first half of 1998 CNG completed approximately $63 million in acquisitions and capital expansions. These acquisitions included purchase and upgrade of a gas processing plant located in Ochiltree County, Texas (the "Spearman Plant"), purchase of approximately a 67% interest in a gas gathering plant located in Harper County, Oklahoma (the "Laverne Plant"), and purchase of Taurus Energy Corp. with assets consisting of 761 miles of gathering systems and two processing plants located in north central Texas ("Taurus"). The acquisition of the Beaver Gathering System and of Taurus added a new geographic area to CNG's gathering and processing operations. Thus far in 1998, CNG has acquired interests in four additional gathering systems located principally in southeastern Oklahoma. CNG's interest in one of these systems (the Sycamore gas gathering system) was subsequently sold in the second quarter of 1998.

      Although CNG's principal growth in recent years has been derived from its gathering and processing operations, CNG's sale of off-system gas, which does not enter its gathering or processing facilities, remains a significant portion of its business. In 1997, revenue from the sale of off-system gas accounted for approximately 61% of CNG's total operating revenue. This off-system gas was purchased from over 70 producers and transported through 18 interstate and intrastate pipelines during 1997.

      The Majority Stockholders of CNG consist of Cottonwood Partnership, an Oklahoma general partnership, and Adams Affiliates, Inc., an Oklahoma corporation. Gary C. Adams, the Chairman of the Board, President and Chief Executive Officer of CNG, is the Chief Executive Officer of Cottonwood Partnership. Cottonwood Partnership is owned by certain trusts, the beneficiaries of which are members of the immediate family of Mr. Adams. Cottonwood Partnership owns approximately 98% of the outstanding common stock of Adams Affiliates, Inc. Mr. Adams is a director and the Chairman of the Board of Adams Affiliates, Inc.

      The address of the principal executive offices of CNG are 1437 South Boulder, Suite 1250, Tulsa, Oklahoma 74119. Its telephone number is 918-582-4700.

      The foregoing information concerning CNG and its subsidiaries and the Majority Stockholders does not purport to be comprehensive. For additional information concerning CNG and its subsidiaries' business strategy, recent developments, description of the business, operational risks and competition, governmental regulation, environmental matters, employees, properties, legal proceedings, management including executive compensation, certain transactions among related entities, and principal stockholders of CNG, see "ADDITIONAL INFORMATION WITH RESPECT TO CNG." For additional information concerning the Majority Stockholders, see "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Certain Transactions Among Related Entities" and "-- Principal Stockholders of CNG."

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

      This Proxy Statement/Prospectus is being furnished to shareholders of CNG in connection with the solicitation of proxies by the Board of Directors of CNG (the "CNG Board") for use at the Special Meeting of Shareholders of CNG (the "Special Meeting") to be held at _____________, Tulsa, Oklahoma, on October ___, 1998 at 10:00 a.m. local time, and at any adjournments or postponements thereof. At the Special Meeting, the shareholders of CNG will be asked to consider and vote upon a proposal to adopt and approve an Agreement and Plan of Merger, dated as of July 31, 1998, as amended September 9, 1998 (the "Merger Agreement"), by and among CNG, CMS Merging, CMS Energy and the Majority Stockholders and all of the transactions contemplated thereby relating to the proposed merger (the "Merger") of CNG into CMS Merging.

      THE CNG BOARD RECOMMENDS THAT CNG SHAREHOLDERS VOTE "FOR" ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

VOTE REQUIRED

      Under Oklahoma law, the affirmative vote of the holders of a majority of the outstanding shares of CNG Common Stock entitled to vote thereon is required for approval of the Merger Agreement. Thus, any shares of CNG Common Stock which for any reason, including abstentions or broker non-votes, are not voted for approval of the Merger Agreement will not count toward the required total and will have the same effect as shares voted against the Merger Agreement. See "THE SPECIAL MEETING -- Record Date; Shares Entitled to Vote; Quorum."

      The directors and executive officers of CNG control, with the power to vote, an aggregate of 3,839,378 shares of CNG Common Stock, comprising 60.80% of the total shares of CNG Common Stock issued and outstanding and entitled to vote at the Special Meeting. Cottonwood Partnership and Adams Affiliates, Inc., which collectively own or control 54.44% of the issued and outstanding CNG Common Stock, have agreed in the Merger Agreement to vote their shares in favor of the Merger Agreement.

      CMS Merging has 10 shares of common stock, no par value, issued and outstanding, all of which are owned and held by CMS Energy. Subject to the satisfaction or waiver of all of the conditions to the parties' obligations to effect the Merger, CMS Energy, as the sole shareholder of CMS Merging, will approve the Merger Agreement in the manner prescribed by the Michigan Business Corporation Act.

      No vote of CMS Energy's shareholders is required in connection with the approval of the Merger Agreement and the transactions contemplated thereby.

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

      Only holders of record of CNG Common Stock at the close of business on September 10, 1998 (the "Record Date") will be entitled to receive notice of, and to vote at, the Special Meeting. At the Record Date, CNG had outstanding 6,315,000 shares of CNG Common Stock. As of the Record Date, there were ____ holders of record of CNG Common Stock. Each share of CNG Common Stock is entitled to one vote. Holders of a majority of the outstanding shares of CNG Common Stock entitled to vote must be represented in person or by proxy at the Special Meeting in order for a quorum to be present at the Special Meeting

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      At September 10, 1998, CNG directors, executive officers and their affiliates may be deemed to be the beneficial owners of 3,839,378 shares of CNG Common Stock, including options exercisable within 60 days, representing 60.80% of the then outstanding shares of CNG Common Stock. At that date, the Majority Stockholders of CNG collectively beneficially owned or controlled 3,438,004 shares of CNG Common Stock, representing 54.44% of the then outstanding shares of CNG Common Stock. Pursuant to the Merger Agreement, the Majority Stockholders have agreed to vote the shares of CNG Common Stock owned or controlled by them in favor of the Merger Agreement. See "THE MERGER AGREEMENT -- Majority Stockholder Agreements."

      As of the Record Date, no shares of CNG Common Stock were beneficially owned by CMS Energy, CMS Merging or any of their subsidiaries, directors or executive officers, or their affiliates.

VOTING OF PROXIES

      Shares of CNG Common Stock represented by properly executed proxies received at or prior to the Special Meeting will be voted at the Special Meeting in the manner specified by the holders of such shares. Properly executed proxies which do not contain voting instructions will be voted "FOR" approval of the Merger Agreement.

      If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the form of proxy enclosed herewith and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

      At present, the CNG Board does not have any knowledge of any matters to be presented at the Special Meeting other than those matters referred to and described in the Notice of the Special Meeting and herein.

REVOCABILITY OF PROXIES

      The grant of a proxy on the enclosed form of proxy does not preclude a shareholder from voting in person or otherwise revoking a proxy. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy. A shareholder may revoke a proxy at any time prior to its exercise by filing with Garry D. Smith, Corporate Secretary of CNG at CNG's address above, a duly executed revocation or a proxy bearing a later date or by voting in person at the Special Meeting.

SOLICITATION OF PROXIES

      CNG will bear the cost of the solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of CNG may solicit proxies from shareholders by telephone or telegram or in person. Such persons will not be additionally compensated, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Arrangements will also be made with brokerage firms, nominees, fiduciaries and other custodians, for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and CNG will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

      CNG has retained the services of Corporate Investor Communications, Inc. ("CIC") to facilitate the distribution of solicitation materials. CNG will pay CIC an estimated fee of $750.00 for its services, plus reasonable out-of-pocket costs.

      CNG SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY
CARDS.

                                   THE MERGER

      The following section of this Proxy Statement/Prospectus describes certain aspects of the proposed Merger as contemplated by the Merger Agreement. Additional details concerning the Merger Agreement are described in a subsequent section captioned "THE MERGER AGREEMENT." The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Annex A to this Proxy Statement/Prospectus and is incorporated in its entirety by reference. All shareholders of CNG are urged to read the Merger Agreement in its entirety.

FORM OF THE MERGER

      Pursuant to the Merger Agreement, at the Effective Time (as defined below under "Effective Time of Merger") of the Merger, CNG shall be merged with and into CMS Merging with CMS Merging being the Surviving Corporation. The Surviving Corporation will have the articles of incorporation of CMS Merging and will be named "CMS Continental Natural Gas, Inc." Upon consummation of the Merger, CMS Energy intends to contribute the stock of the Surviving Corporation to its indirect wholly-owned subsidiary, CMS Gas Transmission & Storage Company. After the Merger, CMS Energy will continue to conduct CNG's historic business as an indirect wholly-owned subsidiary of CMS Energy.

MERGER CONSIDERATION

      Subject to certain provisions regarding fractional shares and appraisal rights, each share of CNG Common Stock issued and outstanding immediately prior to the Effective Time (exclusive of shares of CNG Common Stock held in the treasury of CNG or by any of its wholly-owned subsidiaries or by CMS Energy or by any of its wholly-owned subsidiaries) shall be converted into the number of shares of CMS Energy Common Stock and represent the right to receive the consideration payable as set forth below, rounded to the nearest thousandth of a share, equal to the quotient of (i) $10.00 divided by (ii) the average of the per share daily prices on the NYSE of CMS Energy Common Stock (the "Average Price") as reported in the New York Stock Exchange Composite Transactions (on the Transaction Reporting System operated by the Consolidated Tape Association) during the ten consecutive trading days ending on the fifth trading day prior to the Effective Time of the Merger (the "Merger Consideration"). In lieu of the issuance of any fractional share of CMS Energy Common Stock resulting from the Merger Consideration application, cash payments will be made to CNG shareholders in an amount equal to the product of (a) the Average Price multiplied by (b) the fraction of the share of CMS Energy Common Stock to which the CNG shareholder would otherwise be entitled.

      The Merger Agreement also requires the Merger Consideration to be appropriately adjusted to reflect any reclassification, stock split, stock dividend or similar change in respect of CMS Energy Common Stock effective during the ten trading day period used to determine the Average Price.

BACKGROUND OF THE MERGER

      The managements of each of CMS Energy and CNG regularly consider the possibility of acquisitions and strategic combinations with a variety of energy-related assets and businesses and their potential strategic fit with management and employee cultures, geographic locations and breadth of their businesses.

      CNG's management has been continuously monitoring the natural gas industry and commodity markets to analyze and determine how to best position its organization to maximize shareholder value. In 1997, CNG management had contemplated the potential sale of the majority of CNG assets prior to its initial public offering in August 1997. At that time, management and the CNG Board concluded that an initial public offering would best enhance shareholder value rather than liquidating the assets. However, CNG management believed other business combinations would still be considered in the future as opportunities arose. In an effort to further improve shareholder value and to enhance its existing systems, CNG acquired or made investments in a number of transactions since its public offering. These transactions typically involved CNG acquiring natural gas gathering, processing, treating and fractionation assets. See "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Business Strategy."

      Over the period from 1996 through 1998, CMS Energy began expanding its natural gas gathering and processing operations through new asset developments and acquisitions of existing natural gas gathering and processing assets in natural gas supply areas including Texas and Oklahoma. During this period, CMS Energy completed acquisitions of the Crescent and Lucien natural gas assets in Oklahoma. CMS Energy management recently made the strategic decision to expand this segment of its business, in part through the acquisition of a small to mid-sized energy company engaged in natural gas gathering, processing and marketing. As part of this strategic decision, CMS Energy evaluated a number of potential candidates through negotiated purchases or public bids.

      During March and April 1998, two separate investment bankers suggested CMS Energy consider a strategic business combination with CNG, as a company in the mid-continent region that would potentially fit well with CMS Energy's strategic plan and vision. An initial contact was made by CMS Energy representatives to Gary C. Adams, Chairman and Chief Executive Officer of CNG.

      During May 1998, a CMS Energy management team evaluated the potential CNG combination from a qualitative and quantitative strategic business perspective with the use of public information. In June 1998, the CMS Energy management team and advisors commenced due diligence investigations of CNG's business activities. During June and July of 1998 potential terms and structure of a business combination were discussed by CMS Energy and CNG, but no definitive agreement concerning such terms and structure was reached as a result of these discussions until the end of July.

      From time to time, the CMS Energy management team advised certain members of the CMS Energy Board of the status of such discussions, and on July 24, 1998, the CMS Energy Board met and approved management's recommendation to authorize the proposed business combination for the reasons discussed in the following section.

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      The CNG Board held a special meeting for the express purpose of considering the CMS Energy proposal. At the meeting, management again reviewed for the CNG Board the strategic reasons for an alternative to a merger or sale. The CNG Board discussed with its general counsel the terms and conditions of CMS Energy's proposal. A representative of CIBC Oppenheimer was also present and discussed CMS Energy's proposal and how it compared to other comparable transactions, the historical results and future prospects of CNG and CMS Energy and their respective stock prices. Management gave its impression of CMS Energy and the results of CNG's due diligence investigation of CMS Energy, and the CNG Board discussed its fiduciary duties on behalf of CNG and the process involved in the negotiation of a merger. The CNG Board also considered the alternatives available to CNG for increasing shareholder value, including the potential sale of CNG assets in a taxable transaction and the prospects of CNG if it were to remain an independent public company. After such consideration and subject to the receipt of a written fairness opinion from CIBC Oppenheimer, the CNG Board directed management to finalize negotiations with CMS Energy and authorized the execution of the Merger Agreement. The CNG Board subsequently received a written fairness opinion from CIBC Oppenheimer that, based upon the assumptions, limitations and qualifications disclosed to the CNG Board, the Merger Consideration was fair from a financial point of view to the holders of CNG Common Stock. The Merger Agreement was executed by the respective parties on the evening of July 31, 1998, and a joint press release was issued announcing the Agreement.

CMS ENERGY REASONS FOR THE MERGER

      It is part of CMS Energy's current business strategy to expand its domestic energy market reach from its traditional Midwestern base into new regions such as the mid-continent United States where management believes there are long-term opportunities which will benefit CMS Energy and its shareholders.

      Management believes that through the Merger, CMS Energy will be able to substantially increase its penetration in the Oklahoma and Texas natural gas supply regions which is complementary to CMS Energy activities. The Merger would also substantially increase CMS Energy's non-utility domestic natural gas pipeline and natural gas gathering presence, and expand CMS Energy's natural gas marketing presence into the mid-continent region of the United States, creating new markets and an expanded customer base. Furthermore, the CNG management team and employees would significantly increase CMS Energy's natural gas pipeline, natural gas and liquids processing operational expertise. Therefore, CMS Energy believes the Merger would enhance CMS Energy shareholder value.

RECOMMENDATION OF THE CNG BOARD OF DIRECTORS AND CNG REASONS FOR THE MERGER

      The CNG Board considered the Merger and the terms of the Merger Agreement, including the Merger Consideration to be received by CNG shareholders in the Merger, in light of economic, financial, legal and market factors and concluded that the Merger is in the best interests of CNG. The terms of the Merger Agreement are the result of arms' length negotiations between CNG and CMS Energy, as well as consultations between CNG and its financial advisor, CIBC Oppenheimer, and general counsel.

      In the course of its deliberations, the CNG Board reviewed and considered the following factors: (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration, which the CNG Board believed represented the most favorable transaction possible with CMS Energy for the CNG stockholders; (ii) the premium over recent trading prices of the CNG Common Stock represented by the value of $10.00 per CNG Common Stock under the terms of the Merger Agreement; (iii) information regarding CMS Energy's and CNG's respective businesses, prospects, financial performance, financial condition and operations; (iv) the comparative trading prices of CMS Common Stock and CNG Common Stock; (v) the structure of the Merger, which will permit the CNG stockholders to exchange their CNG Common Stock for CMS Common Stock on a tax-free basis; (vi) the compatibility of the respective managements and corporate cultures of CMS Energy and CNG; (vii) the opinion, dated August 3, 1998, of CIBC Oppenheimer to the effect that, as of July 31, 1998, the Merger Consideration was fair, from a financial point of view, to the holders of CNG Common Stock (other than CMS Energy and its affiliates); (viii) reports from CNG management on the results of their investigation of CMS Energy; (ix) recent CNG operating results and trends, including the fact that CNG has experienced net losses from continuing operations; (x) recent and expected operating losses that have caused, and are expected to continue to cause, a continuing decline in capital resources and the potential that CNG will experience liquidity problems in the future unless CNG can eliminate or significantly reduce operating losses or obtain additional capital; (xi) the need, to be successful in the long term, for CNG to continue to devote significant resources to project development (including capital expenditures to develop existing assets) and the potential that liquidity problems may cause CNG to curtail or eliminate some of these activities; (xii) the Merger gives CNG shareholders a stake in a large diversified energy company which reduces overall risk of investment and, given the current unfavorable gas processing environment,

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



generates value for CNG shareholders; (xiii) the Merger gives the CNG business strong financial backing to pursue and develop capital acquisitions and projects which it would not have the resources to develop internally in the short term; and (xiv) the willingness of the Majority Stockholders to take the responsibility of certain indemnification agreements with CMS Energy.

      The CNG Board specifically reviewed and discussed the terms of the Merger Agreement which limits CNG's ability to solicit other offers. The CNG Board believed that it possessed a body of reliable information with which to evaluate the fairness of the combination proposal, without conducting an active survey of the market for CNG. The CNG Board further believed that CNG and its shareholders would not do better by going to such an active survey of the market. In particular, the CNG Board found that the exclusivity provisions of the Merger Agreement are acceptable because its members have had unsolicited discussions with other potential parties and investment bankers, from time to time, to ascertain the interests of such parties and investment bankers in a transaction with CNG, and the CNG Board believed that the CMS Energy combination proposal was the best available transaction for the CNG shareholders. The CNG Board considered other factors including, but not limited to, the following: (i) the desirability of CNG as a candidate; (ii) the unwillingness of CMS Energy to make the combination proposal in an auction environment; (iii) whether the combination proposal would be considered a preemptive bid at the high range of fairness; (iv) whether the market is generally aware that CNG is for sale; (v) the advice of CIBC Oppenheimer, CNG's financial advisor; (vi) whether the combination proposal was within the same range of pricing that transactions with similar companies have been effected; and (vii) the investigation taken by the CNG Board and CNG's officers of the combination proposal.

      The CNG Board also considered the following potentially negative factors:
(i) the potential disruption of CNG's business that might result from employee uncertainty and lack of focus following announcement of the Merger and during the integration of the operations of CMS Energy and CNG; (ii) the possibility that the Merger might not be consummated, and the effects of the public announcement of the Merger on (a) CNG's sales and operating results, (b) CNG's ability to attract and retain key personnel and (c) progress of certain development projects; (iii) the risk that, despite the intentions and the efforts of CNG to support its business, the implementation of the Merger could result in decisions by suppliers or customers to curtail purchases or sales of natural gas or NGLs from CNG; (iv) the risk that the other benefits sought to be achieved in the Merger will not be achieved; and (v) the fact that the Merger Agreement prohibits CNG from initiating, soliciting or encouraging discussions with third parties relating to alternative transactions and requires payment of a termination fee of $3 million to CMS Energy in certain events.

 The foregoing discussion of the information and factors considered by the CNG Board is not intended to be exhaustive, but constitutes the material factors considered by the CNG Board. In view of the wide variety of factors, both positive and negative, considered by the CNG Board, the CNG Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

      THE CNG BOARD RECOMMENDS THAT CNG SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. THE CNG BOARD HAS APPROVED THE MERGER AGREEMENT EVEN THOUGH MEMBERS OF THE BOARD HAVE CERTAIN INTERESTS WHICH MAY PRESENT THEM WITH CONFLICTS OF INTEREST IN CONNECTION WITH THE MERGER. SEE "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Other Relationships."

OPINION OF CNG'S FINANCIAL ADVISOR

      CIBC Oppenheimer Corp. ("CIBC Oppenheimer") has delivered its written opinion, dated August 3, 1998, as updated to September 10, 1998 (the "Opinion"), to the CNG Board, to the effect that, as of such date, and based on its review and assumptions and subject to the limitations summarized below, the Merger Consideration is fair, from a financial point of view, to the holders of CNG Common Stock.

     THE FULL TEXT OF THE OPINION OF CIBC OPPENHEIMER, DATED SEPTEMBER 10, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON tHE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS. CNG SHAREHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. THE SUMMARY OF THE OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIEd IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with the CNG Board's consideration of the Merger Agreement, CIBC Oppenheimer delivered the Opinion that, based on its review and assumptions and subject to the limitations summarized below, the Merger Consideration is fair, from a financial point of view, to the holders of CNG Common Stock. The Opinion was prepared at the request and for the information of the CNG Board and does not constitute a recommendation to any holder of CNG Common Stock as to how any such shareholder should

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vote with respect to the Merger. It should be understood that, although subsequent developments may affect the conclusions reached in the Opinion, CIBC Oppenheimer does not have any obligation to update, revise or reaffirm the Opinion.

     In arriving at its opinion, CIBC Oppenheimer, among other things: (i) reviewed, among other public information, CNG's Annual Report, Form 10-K and related financial information for the fiscal years ended December 31, 1995, 1996 and 1997, CNG's Form 10-Q and the related unaudited financial information for the three months ended March 31, 1998, draft balance sheet as of June 30, 1998 and financial and operating forecasts; (ii) reviewed, among other public information, CMS Energy's Annual Reports, Forms 10-K and related financial information for the fiscal years ended December 31, 1995, 1996 and 1997 and CMS Energy's Form 10-Q and the related unaudited financial information for the three months ended March 31, 1998; (iii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of CNG, furnished to CIBC Oppenheimer by CNG; (iv) conducted discussions with members of senior management of CNG and CMS Energy concerning their respective businesses and prospects; (v) compared the historical market prices and trading activity for CNG Common Stock and CMS Common Stock with those of certain other publicly traded companies which CIBC Oppenheimer deemed relevant; (vi) compared the financial position and operating results of CNG and CMS Energy with those of certain publicly traded companies which CIBC Oppenheimer deemed relevant; (vii) compared the financial terms of the Merger with the financial terms of certain other business combinations which CIBC Oppenheimer deemed relevant; (viii) reviewed the Merger Agreement and Exhibits thereto; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as CIBC Oppenheimer deemed necessary, including CIBC Oppenheimer's assessment of regulatory, general economic, market and monetary conditions.

     In preparing the Opinion, CIBC Oppenheimer relied on the accuracy and completeness of all information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. CIBC Oppenheimer did not assume any responsibility to independently verify the same. CIBC Oppenheimer assumed that the financial forecasts examined by it were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the senior management team of CNG as to the future performance of CNG. CIBC Oppenheimer also assumed, with the consent of CNG, that the Merger will be accounted for under the pooling-of-interests method of accounting and that the Merger will qualify as a tax-free reorganization. CIBC Oppenheimer did not undertake, and was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CNG or CMS Energy and assumed that all liabilities (contingent or otherwise, known or unknown) of CNG and CMS Energy are as set forth in their respective consolidated financial statements. The Opinion is based upon regulatory, economic, monetary and market conditions existing on the date thereof. Furthermore, CIBC Oppenheimer expressed no opinion as to the price or trading range at which CNG Common Stock or CMS Common Stock will trade after the date of the Opinion. The Opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the CNG Board as alternatives to the Merger, or the decision of the CNG Board to proceed with the Merger. The Merger Consideration was determined by CNG and CMS Energy in arm's-length negotiations. CIBC Oppenheimer did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid pursuant to the Merger Agreement. CNG did not place any limitations upon CIBC Oppenheimer with respect to the procedures followed or factors considered in rendering the Opinion.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, CIBC Oppenheimer believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Opinion. In its analysis, CIBC Oppenheimer made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CNG and CMS Energy. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and neither CNG nor CIBC Oppenheimer assume responsibility for the accuracy of such analyses and estimates.

     The following paragraphs summarize the significant analyses performed by CIBC Oppenheimer in arriving at the Opinion.

     Comparable Acquisition Analysis. CIBC Oppenheimer reviewed certain proposed and completed transactions involving mergers and acquisitions with and among natural gas distribution, natural gas pipeline, natural gas marketing and natural gas liquids processing companies or assets which were reasonably comparable to the Merger (the "Comparable Transactions"). The Comparable Transactions were not intended to represent the complete list of transactions which have occurred or been announced related to natural

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gas distribution, natural gas pipeline, natural gas marketing and natural gas liquids processing; rather, such transactions represent selected recent transactions involving companies that were deemed by CIBC Oppenheimer to operate in comparable operating areas or have comparable financial and operating characteristics to CNG. The Comparable Transactions included KN Energy, Inc./Occidental Petroleum Corp. (MidCon), TransCanada Pipelines/Nova Corporation, CNG/Taurus Energy Corp., Williams Companies/MAPCO Inc., Shell Oil Co./Tejas Gas Corp., NGC Corp./Destec Energy Inc., Union Pacific Resources Group Inc./Highlands Gas Corp., PacifiCorp/TPD Corp., PG&E Corp./Valero Energy Corp. and TransMontaigne Oil Co./Koch Industries, Inc.

     CIBC Oppenheimer calculated the "implied total transaction value" (herein "TTV," defined as the sum of the value of common equity consideration, plus debt and the liquidation value of preferred stock, minus cash and cash equivalents) for each of the Comparable Transactions as a multiple of each company's respective latest pro forma twelve-month EBITDA ("LTM EBITDA"). This analysis produced a TTV/LTM EBITDA of 15.3x with respect to the Merger. CIBC Oppenheimer's analysis of Comparable Transactions produced TTV/LTM EBITDA ratios ranging from 5.9x to 12.2x, with an average, excluding the highest and lowest values (the "Adjusted Average"), of 9.7x. Based on this analysis, the Merger's TTV as a multiple of LTM EBITDA represents a 25% premium to the high end of the range of Comparable Transactions.

     Comparable Company Trading Analysis. Using publicly available information, CIBC Oppenheimer compared selected financial information for CNG with corresponding financial information and ratios for a group of companies deemed by CIBC Oppenheimer to be reasonably comparable to CNG (the "Comparable Companies"). The Comparable Companies possessed general business, operating and financial characteristics representative of companies in industries in which CNG operates. The Comparable Companies included Aquila Gas Pipeline Corporation, Dynegy, Inc., KN Energy, Inc., Markwest Hydrocarbons, Inc., Midcoast Energy Resources, Inc. and Western Gas Resources, Inc.

     CIBC Oppenheimer's analysis included, among other things, the consideration of a company's market capitalization of common stock as of July 30, 1998 (the "Market Capitalization") as a multiple of estimated 1999 net income and estimated 1998 and 1999 operating cash flow ("OCF"). OCF is defined as net income before extraordinary items plus deferred taxes, depreciation, depletion and amortization and any other non-cash charges, excluding changes to working capital. CIBC Oppenheimer's analysis also included the consideration of a company's Market Capitalization plus total debt, and preferred stock less cash and cash equivalents ("Aggregate Value"), as a multiple of estimated 1998 and 1999 earnings before interest, taxes and depreciation, depletion and amortization ("EBITDA"). Projected net income, OCF and EBITDA for CNG and the Comparable Companies were based on estimates compiled by published estimates of selected investment banking firms, including CIBC Oppenheimer.

     Although CIBC Oppenheimer used the information with respect to these companies for comparison purposes, none of such companies are identical to CNG. Such analysis indicated that the Adjusted Average of Market Capitalization as a multiple of estimated fiscal year 1999 net income was 12.0x for the Comparable Companies as compared to the Company's implied multiple 16.7x based upon the proposed Merger Consideration. The Adjusted Average of Market Capitalization as a multiple of estimated fiscal years 1998 and 1999 OCF were 7.3x and 5.6x, respectively, for the Comparable Companies as compared to the Company's implied multiples of 10.5x and 5.0x, respectively, based upon the proposed Merger Consideration. The Adjusted Average of Aggregate Value as a multiple of estimated fiscal years 1998 and 1999 EBITDA were 8.3x and 6.6x respectively, for the Comparable Companies as compared to the Company's implied multiples of 13.2x and 7.8x, respectively, based on the Merger Consideration.

     Merger Premium Analysis. CIBC Oppenheimer analyzed purchase price per share premiums paid in selected publicly-disclosed merger transactions announced and completed since January 1, 1996 which it deemed appropriate for this analysis. This analysis indicated adjusted average premiums to the target's closing stock price one week and four weeks prior to the announcement of the transaction of 26% and 36%, respectively. Based on the closing stock prices of CNG's Common Stock one week and four weeks prior to its closing stock price on July 30, 1998, the premium paid on CNG Common Stock in connection with the Merger Consideration for one week and four weeks prior to July 30, 1998 were 33% and 43%, respectively.

     CIBC Oppenheimer, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. CNG selected CIBC Oppenheimer to be its financial advisor in connection with the Merger because CIBC Oppenheimer is a prominent investment banking and financial advisory firm with substantial experience in transactions similar to the Merger.


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     Pursuant to an engagement letter between CNG and CIBC Oppenheimer dated
July 31, 1998, CIBC Oppenheimer has earned a fee of $250,000 for the rendering of the Opinion. In addition, CIBC Oppenheimer will receive a fee of $500,000, payable upon completion of the Merger, and will be reimbursed for certain of its related expenses. CIBC Oppenheimer will not be entitled to any additional fees or compensation in the event the Merger is not approved or otherwise consummated. CNG also agreed, to indemnify CIBC Oppenheimer, its affiliates and each of its directors, officers, agents and employees and each person, if any, controlling CIBC Oppenheimer or any of its affiliates against certain liabilities, including liabilities under federal securities laws.

     CIBC Oppenheimer has provided certain investment banking and financial advisory services to CNG from time to time, including acting as Lead-Manager of CNG's initial public offering in July 1997. In addition, CIBC Oppenheimer has provided certain investment banking and financial advisory services to CMS Energy from time to time and may provide certain investment banking and financial advisory services in the future. William H. Bauch is an officer of CIBC Oppenheimer and a Director of CNG. In the ordinary course of their business, CIBC Oppenheimer and its affiliates may actively trade the securities of CNG and CMS Energy for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. See "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Other Relationships."

MAJORITY STOCKHOLDERS AGREEMENTS

     Pursuant to the terms of the Merger Agreement, each of the Majority Stockholders of CNG have agreed to take all necessary action to cause the Merger Agreement to be approved, including voting their shares of CNG Common Stock in favor of the adoption and approval of the Merger Agreement. The Majority Stockholders collectively own or control 3,438,004 shares or 54.44% of the CNG Common Stock and are affiliates of Gary C. Adams, the Chairman of the Board, President, and Chief Executive Officer of CNG. For additional information relating to the Majority Stockholders, see "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Certain Transactions Among Related Entities" and "-- Principal Stockholders of CNG."

EFFECTIVE TIME OF MERGER

     The Merger will become effective at the time (the "Effective Time") and on the date specified in a Certificate of Merger to be filed in the State of Michigan and Articles of Merger to be filed in the State of Oklahoma pursuant to their respective state corporate laws. It is currently anticipated that if the Merger is approved by CNG shareholders at the Special Meeting and all the other conditions to the Merger are satisfied, the Merger will become effective during the fourth quarter of 1998.

     There can be no assurance, however, that the Effective Time will not be delayed. In the event the Merger has not become effective by October 31, 1998, CMS Energy or CNG may terminate the Merger Agreement notwithstanding any approvals previously given by the shareholders of CNG. See "THE MERGER AGREEMENT -- Termination; Termination Fees."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     The conversion of outstanding shares of CNG Common Stock into shares of CMS Energy Common Stock will occur automatically at the Effective Time. Outstanding shares of CNG Common Stock will be converted into the right to receive that number of shares of CMS Energy Common Stock determined in accordance with the Merger Consideration calculation. See "-- Merger Consideration" above.

     Promptly after the Effective Time, the stock transfer agent of CMS Energy, acting in its capacity as Exchange Agent (the "Exchange Agent"), will send to each CNG shareholder a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to certificates for shares of CNG Common Stock will pass, only upon proper delivery of such certificates to the Exchange Agent) and instructions for use in effecting the exchange of the certificates for shares of CMS Energy Common Stock and cash in lieu of fractional shares.

     CNG SHAREHOLDERS SHOULD NOT FORWARD CNG CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. CNG SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED FORM OF PROXY.

     Until the certificates representing CNG Common Stock are surrendered for exchange after the Effective Time of the Merger, holders of such certificates will not be paid dividends or other distributions that are declared on CMS Energy Common Stock, or have the right to vote or exercise rights with respect to the shares of CMS Energy Common Stock to which they will be entitled. Upon

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surrender and exchange of such certificates, any such unpaid dividends or other distributions, declared or paid from and after the Effective Time, will be paid (without interest) in accordance with the terms of such CMS Energy Common Stock.

     No transfer taxes will be payable by any shareholder in respect of the issuance of the new certificates, except that if any new certificate is to be issued in a name other than that in which the CNG certificates surrendered shall have been registered, it shall be a condition of such issuance that the holder requesting such issuance shall properly endorse the certificate or certificates and shall pay to CMS Energy or the Exchange Agent any transfer taxes payable on the issuance, or on any prior transfer of such surrendered certificate, or establish to the satisfaction of CMS Energy or the Exchange Agent that such taxes have been paid or are not payable.

     If any holder of CNG Common Stock shall be unable to surrender such holder's certificates for such stock because such certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance with surety reasonably satisfactory to the Exchange Agent and CMS Energy.

     After the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation or CMS Energy of the shares of CNG Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented to the Surviving Corporation or CMS Energy, they will be canceled and exchanged for CMS Energy Common Stock as provided in the Merger Agreement.

     No fractional shares of CMS Energy Common Stock will be issued to any CNG shareholder upon consummation of the Merger. In lieu of the issuance of any fractional share of CMS Energy Common Stock, cash payments will be made to CNG shareholders in respect of any fractional share in an amount equal to the product of (a) the Average Price of CMS Energy Common Stock as determined for purposes of calculating the Merger Consideration multiplied by (b) the fraction of the share of CMS Energy Common Stock to which the CNG shareholder would otherwise be entitled. No such shareholder will be entitled to dividends or other rights in respect of any such fractional share. No interest on the cash payments to be made in lieu of the issuance of fractional shares will accrue pending surrender to the Exchange Agent of certificates representing CNG Common Stock.

NO SOLICITATION

     In the Merger Agreement, CNG has agreed that it shall not, nor shall it authorize or permit any officer, director or employee of it or its subsidiaries or affiliates or any investment banker, attorney or other adviser or representative of CNG or any of its subsidiaries or affiliates to, (i) solicit, initiate, or encourage the submission of, any Acquisition Proposal (as hereinafter defined), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) except to the extent required by law as advised by independent legal counsel in writing, participate in any discussions or negotiations regarding, or furnish to any person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. CNG has agreed to advise CMS Energy immediately of any Acquisition Proposal and any inquiries with respect to any Acquisition Proposal. An Acquisition Proposal is defined in the Merger Agreement as any proposal for a merger or other business combination involving CNG or any of its subsidiaries or affiliates or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in CNG or any of its subsidiaries or affiliates, any of the voting securities of CNG or any of its subsidiaries or affiliates or substantially all of the assets of CNG and its subsidiaries taken as a whole.

     Notwithstanding the foregoing, under the Merger Agreement the CNG Board may, if it has received a bona fide offer, and if it concludes in good faith (after consultation with its independent legal and financial advisors) that it is required to do so in order to comply with its fiduciary duties to CNG shareholders under applicable law, (i) withdraw or modify its approval or recommendation of the Merger or the Merger Agreement or (ii) approve or recommend such other bona fide offer or, subject to compliance with certain requirements relating to termination and termination payments (See "THE MERGER AGREEMENT -- Termination; Termination Payments."), terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses cause CNG to enter into any agreement with respect to any other bona fide offer) but only at a time that is after the fifth business day following CMS Energy's receipt of written notice from CNG advising CMS Energy that the CNG Board has received a bona fide offer, specifying the material terms and conditions of such offer and identifying the persons making such bona fide offer.


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



CONDITIONS TO THE CONSUMMATION OF THE MERGER; TERMINATION; TERMINATION FEES

     The obligations of CMS Energy, CMS Merging and CNG, as the case may be, to consummate the Merger are subject to various conditions set forth in the Merger Agreement. There can be no assurance that the conditions to the Merger will be satisfied. See "THE MERGER AGREEMENT -- Conditions to the Merger."

     Under certain circumstances, CMS Energy or CNG may terminate the Merger Agreement, either prior to or after approval thereof by CNG shareholders. In the event of such termination, CNG may be required to pay to CMS Energy a termination fee of $3 million. See "THE MERGER AGREEMENT -- Termination; Termination Fees."

OPERATIONS AFTER THE MERGER

     If the Merger is consummated, CNG will be merged into CMS Merging as the Surviving Corporation of the Merger, with the Articles of Incorporation of CMS Merger and the name "CMS Continental Natural Gas, Inc." The separate existence of CNG will cease, and the Surviving Corporation will continue as a wholly-owned subsidiary of CMS Energy. The initial Board of Directors of the Surviving Corporation will be the directors of CMS Merging serving in those capacities at the Effective Time. Upon consummation of the Merger, CMS Energy intends to contribute the stock of the Surviving Corporation to its indirect wholly-owned subsidiary, CMS Gas Transmission & Storage Company.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of CNG management and CNG Board have certain interests in the Merger that are in addition to their general interests as shareholders of CNG. The CNG Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     CMS Energy and the Surviving Corporation have agreed that from and after the Effective Time, they will (i) for six years after the Effective Time, indemnify each present and former director, officer, employee and agent of CNG to the full extent permitted under CNG's or its subsidiaries' articles of incorporation or bylaws, with respect to any matter, including the transactions contemplated by the Merger Agreement, occurring at or prior to the Effective Time, (ii) for six years after the Effective Time, maintain in effect directors' and officers' liability insurance covering those persons on terms comparable to those applicable to the directors and officers of CMS Energy. The Majority Stockholders have, subject to certain limitations, agreed to indemnify CMS Energy and the Surviving Corporation with respect to the accuracy of certain representations and warranties contained in the Merger Agreement. See "THE MERGER AGREEMENT -- Representations and Warranties."

     Subsequent to the Merger, certain consulting agreements or employment agreements between CNG and its executive officers will continue in effect. See "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Executive Compensation." Subsequent to the Merger, none of the officers or directors of CNG will continue as officers or directors of the Surviving Corporation.

     As of September 10, 1998, the directors and executive officers of CNG beneficially owned 3,839,378 shares of CNG Common Stock, representing approximately 60.80% of CNG Common Stock outstanding at that time. See "ADDITIONAL INFORMATION WITH RESPECT TO CNG -- Principal Stockholders of CNG."

CNG STOCK OPTIONS

     All existing rights with respect to CNG Common Stock pursuant to outstanding CNG stock options (the "CNG Stock Options") under the CNG stock option plans will be converted into a number of shares of CMS Energy
Common Stock equivalent to the fair value of the CNG Stock Options at the Effective Time, as such fair value is determined by an independent consultant.

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

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the historical financial statements of the combining companies for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. The holders of CMS Energy Common Stock and CNG Common Stock will be deemed to have combined their existing voting common stock interests by virtue of the exchange of CNG Common Stock and CMS Energy Common Stock. Accordingly, the book value of the assets, liabilities and stockholders' equity of each of CMS Energy and CNG, as reported on its respective consolidated balance sheet, will be carried over to the consolidated balance sheet of the combined company and no goodwill will be created. The combined company will include in its consolidated income the consolidated income of both companies for the entire fiscal year in which the Merger occurs; however, expenses incurred to effect the Merger will be treated as current charges against income rather than adjustments to the balance sheet.

     It is a condition to consummation of the Merger that CMS Energy receive from Arthur Andersen LLP an opinion to the effect that the Merger will be treated for accounting purposes as a pooling of interests; provided, that in the event that the pooling opinion cannot be issued due to certain actions taken by CMS Energy and through no fault of CNG, then such opinion shall not be a condition to consummation; and provided further, that if in the event CMS Energy and CNG are unable to cause amendments to the grants issued under the CNG 1997 stock option plan or that the pooling opinion cannot be otherwise obtained as a consequence of the 1997 stock option plan, then such opinion shall not be a condition to CMS Energy's obligations to consummate the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Required Tax Opinion Regarding the Merger. The obligations of CMS Energy and CNG to effect the Merger are conditioned upon the receipt of an opinion of tax counsel to CMS Energy dated the Effective Time, subject to assumptions and exceptions customarily included, and in form and substance reasonably satisfactory to CMS Energy and CNG, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "IRC"), and that CMS Energy, CMS Merging and CNG will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. It is expected that Theodore J. Vogel, Tax Counsel for CMS Energy, will deliver such an opinion to CMS Energy and CNG.

     Summary of Anticipated Federal Income Tax Consequences. The following is a summary of the anticipated material United States federal income tax consequences of the Merger to CNG shareholders. It is not intended as tax advice and is based upon the parties' understanding of the federal income tax laws as currently interpreted and does not address issues of state or local taxation. It does not constitute a representation by CNG, CMS Merging, CMS Energy, or their counsel. The following discussion is included solely for purposes of general information only.

     BECAUSE OF THE COMPLEXITIES OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS, IT IS RECOMMENDED THAT CNG SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE MERGER.

     This summary is limited to those persons who hold shares of CNG Common Stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the IRC. (Any reference herein to a "Section" is a reference to a section of the IRC unless otherwise specified.) The tax consequences to any particular shareholder of CNG Common Stock may be affected by matters not discussed below. For example, certain taxpayers, including without limitation life insurance companies, tax-exempt organizations, and foreign taxpayers, may be subject to special rules not addressed herein. In addition, the tax consequences to CNG shareholders who acquired their shares of CNG Common Stock pursuant to the exercise of employee stock options or otherwise as compensation is not discussed below.

     Assuming the Merger satisfies all requirements of Section 368(a), the Merger will have the federal income tax consequences described below.

     Receipt of CMS Energy Common Stock in Exchange for CNG Common Stock.
A shareholder who receives shares of CMS Energy Common Stock and no other consideration in exchange for shares of CNG Common Stock in the Merger will not recognize gain or loss on the exchange. The shareholder's tax basis in the CMS Energy Common Stock received will be the same as the shareholder's tax basis in the shares of CNG Common Stock exchanged in the Merger, and the holding period of the CMS Energy Common Stock received will include the holding period of the CNG Common Stock exchanged.

     Receipt of Cash in Lieu of Fractional Shares. Pursuant to the Merger, CNG shareholders will receive cash in lieu of fractional shares of CMS Energy Common Stock. Since the payment to a shareholder of cash in lieu of a fractional share in this transaction is undertaken solely for the purpose of saving the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained for consideration, these payments generally will be treated as having been received as distributions in full payment in exchange for the fractional shares of CMS Energy Common Stock redeemed as provided in Section 302(a) and taxed as capital gain or loss.

STOCK EXCHANGE LISTING

     The CMS Energy Common Stock is listed on the NYSE. CMS Energy has agreed to apply for NYSE listing of the shares of CMS Energy Common Stock to be issued in the Merger. The obligations of the parties to the Merger Agreement to consummate the Merger are subject to approval of that application and the listing by the NYSE of such shares. See "THE MERGER AGREEMENT -- Conditions to the Merger."

APPRAISAL RIGHTS

     The following is a summary of the provisions of Section 1091 of the OGCA relating to appraisal rights. Section 1091 of the OGCA is reproduced in its entirety as Annex B to this Proxy Statement/Prospectus, and this summary is qualified in its entirety by reference to Annex B. Shareholders should read carefully Annex B and, if they wish to exercise their rights to an appraisal, follow the procedures set forth therein. Any shareholder who wishes to demand an appraisal is advised to consult legal counsel.

     Under Section 1091 of the OGCA, holders of record of shares of CNG Common Stock who do not wish to accept the Merger Consideration have the right to seek an appraisal to determine the fair value of their shares of CNG Common Stock in the Oklahoma District Court. EACH SHAREHOLDER IS URGED TO CAREFULLY READ THE MATERIALS CONTAINED IN THIS PROXY STATEMENT, INCLUDING ANNEX B, AND THE OTHER MATERIALS INCORPORATED HEREIN IN MAKING A DETERMINATION WHETHER TO ACCEPT THE MERGER CONSIDERATION OR TO SEEK AN APPRAISAL PURSUANT TO THE OGCA. FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR IN THE OGCA MAY RESULT IN A LOSS OF APPRAISAL RIGHTS WITH RESPECT TO CNG COMMON STOCK.

     Each shareholder who has not voted in favor of the Merger Agreement and who wishes to assert a right to appraisal must make written demand for the appraisal of his or her shares of CNG Common Stock at the address set forth below. A VOTE AGAINST THE MERGER AGREEMENT WILL NOT CONSTITUTE A DEMAND FOR APPRAISAL OF STOCK. Failure to make such demand before the vote is taken to approve the Merger Agreement will eliminate a shareholder's right to an appraisal. The demand must reasonably inform CNG of the identity of the shareholder making the demand as well as the intention of such shareholder to demand an appraisal of the fair value of the shares of CNG Common Stock held by such shareholder.

     For purpose of making an appraisal demand, the address of CNG is:
Continental Natural Gas, Inc., 1437 South Boulder, Suite 1250, Tulsa, Oklahoma 74119, Attention: Garry D. Smith, Secretary.

     Only a holder of record of shares of CNG Common Stock, or a person duly authorized and explicitly purporting to act on the record holder's behalf, is entitled to assert an appraisal right with respect to CNG Common Stock registered in the record holder's name. BENEFICIAL OWNERS WHO ARE NOT RECORD HOLDERS AND WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE ADVISED TO CONSULT PROMPTLY WITH THE APPROPRIATE RECORD HOLDERS AS TO THE TIMELY EXERCISE OF APPRAISAL RIGHTS. A record holder, such as a broker, who holds shares of CNG Common Stock as a nominee for others may exercise appraisal rights with respect to the shares of CNG Common Stock held for one or more beneficial owners, while not exercising such rights for other beneficial owners. In such a case, the written demand should set forth the number of shares of CNG Common Stock as to which the demand is made. Where no shares of CNG Common Stock are expressly mentioned, the demand will be presumed to cover all shares of CNG Common Stock held in the name of such record holder.

     A holder of shares of CNG Common Stock held in "street name" who desires an appraisal must take such actions as may be necessary to ensure that a timely and proper demand for an appraisal is made by the record holder of such shares of CNG Common Stock. Shares of CNG Common Stock held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository. Any holder of shares of CNG Common Stock desiring an appraisal who holds his or her shares of CNG Common Stock through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for an appraisal is made by the record holder. The shareholder should instruct such firm, bank or institution that the demand for an appraisal must be made by the record holder of the shares of CNG Common Stock, which may be the nominee of a central security depository if the shares of CNG Common Stock have been so deposited. As required by Section 1091 of the OGCA, a demand for an appraisal must reasonably inform CNG of the identity of the record holder (which might be a nominee as described above) and of such holder's intention to seek an appraisal of such shares of CNG Common Stock.

     A demand for an appraisal of shares of CNG Common Stock owned of record by two or more joint holders must identify and be signed by or for all of the holders. A demand for an appraisal signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity must so identify the persons signing the demand.

     An appraisal demand may be withdrawn by a shareholder within 60 days after the Effective Time of the Merger, but thereafter the written approval of CNG is needed for any such withdrawal. Upon withdrawal of the appraisal demand, a holder of shares of CNG Common Stock will be entitled to receive the Merger Consideration. No interest will be paid on this amount.

     Within 120 days after the Effective Time (the "120-Day Period"), any shareholder who has properly demanded an appraisal and who has not withdrawn his or her demand as provided above (such shareholders are hereinafter referred to collectively as the "Dissenting Shareholders") has the right to file in the Oklahoma District Court a petition (the "Petition") to demand a determination of the fair value of the dissenting shares of CNG Common Stock (the "Dissenting Shares") held by all of the Dissenting Shareholders. If, within the 120-Day Period, no Petition shall have been filed as provided above, all rights to an appraisal will cease and all of the Dissenting Shareholders will become entitled to receive the Merger Consideration, without interest thereon after the Effective Time, with respect to such Dissenting Shares of CNG Common Stock. CNG is not obligated and does not intend to file such a Petition. Any Dissenting Shareholder is entitled, pursuant to a written request to CNG made within the 120-Day Period, to receive from CNG a statement setting forth the aggregate number of CNG Common Stock with respect to which demands for appraisal have been received and the aggregate number of the Dissenting Shareholders.

     Upon the filing of the Petition, service of a copy thereof is required to be made upon the surviving corporation, which, within 20 days after such service, must file in the office of the court clerk of the District Court in which the Petition was filed, a duly verified list containing the names and addresses of all Dissenting Shareholders. The District Court may order that notice of the time and place fixed for the hearing of the Petition be sent by registered or certified mail to the surviving corporation and all of the Dissenting Shareholders, and be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Tulsa, Oklahoma or in another publication determined by the District Court. The District Court will approve the form of notice by mail and by publication. The costs relating to these notices will be borne by CNG. If a hearing on the Petition is held, the District Court is empowered to determine which Dissenting Shareholders have complied with the provisions of Section 1091 of the OGCA and are entitled to an appraisal of their shares of CNG Common Stock. The District Court may require that Dissenting Shareholders submit their CNG Common Stock certificates which had represented shares of CNG Common Stock for notation thereon of the pendency of the appraisal proceedings. The District Court is empowered to dismiss the proceedings as to any Dissenting Shareholder who does not comply with such requirement. Accordingly, Dissenting Shareholders are cautioned to retain their stock certificates pending resolution of the appraisal proceedings.

     Dissenting Shares of CNG Common Stock will be appraised by the District Court at their fair value as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger. The value so determined for the shares of CNG Common Stock could be equal to, more than or less than the Merger Consideration and could be based upon considerations other than, in addition to, or the same as the Merger Consideration, the market value of the shares of CNG Common Stock, asset values and/or earning capacity. CNG reserves the right to assert in any appraisal proceeding that the fair value of the shares of CNG Common Stock as of the Effective Time is less than the Merger Consideration.

     The District Court may also, on application, (i) determine a fair rate of interest, simple or compound, if any, to be paid to Dissenting Shareholders in addition to the value of the Dissenting Shares of CNG Common Stock for the period from the Effective Time to the date of payment, (ii) assess costs among the parties as the District Court deems equitable, and (iii) order all or a portion of the expenses incurred by any Dissenting Shareholders in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and fees and expenses of experts, to be charged pro rata against the value of all Dissenting Shares of CNG Common Stock. Determinations by the District Court are subject to appellate review by the Oklahoma Supreme Court.


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



     Dissenting Shareholders are generally permitted to participate in the appraisal proceedings. No appraisal proceeding in the District Court shall be dismissed as to any Dissenting Shareholder without the approval of the District Court, and this approval may be conditioned upon terms which the District Court deems just.

     From and after the Effective Time, Dissenting Shareholders will not be entitled to vote their shares of CNG Common Stock for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such shares of CNG Common Stock payable to shareholders of record thereafter.

CERTAIN REGULATORY CONSIDERATIONS

     Transactions such as the Merger are reviewed by the United States Department of Justice ("DOJ") and the United States Federal Trade Commission ("FTC") to determine whether the transactions comply with antitrust laws. Under the provisions of the Hart-Scott- Rodino Antitrust Improvements Act ("HSR Act"), the Merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. CMS Energy and CNG filed notification reports, together with requests for early termination of the waiting period, with the DOJ and the FTC under the HSR Act on September 4, 1998. It is anticipated that the FTC or DOJ will grant the companies' requests for early termination of the waiting periods under the HSR Act prior to the Special Meeting, satisfying one of the conditions to the Merger.

     At any time before or after the Effective Time, the DOJ, the FTC or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause CMS Energy to divest itself, in whole or in part, of CNG or of other businesses conducted by CMS Energy. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, CMS Energy and CNG will prevail.

     Continental Energy Services, L.L.C. ("CES"), a wholly owned subsidiary of CNG, holds a Power Marketing Certificate issued by the Federal Energy Regulatory Commission ("FERC") on December 31, 1996. On August 11, 1998, CES filed its Notice of Cancellation with the FERC terminating CES' Power Marketing Certificate as of October 12, 1998. Cancellation of the Power Marketing Certificate is a condition to consummate the Merger.

     The Oklahoma Corporation Commission ("OCC") and the Texas Railroad Commission ("RRC") regulate various facets of the oil and gas industry in Oklahoma and Texas, including operations of pipelines, gas utilities, gas gathering systems and natural gas liquids processing plants, as pertinent. Compliance with reporting, safety and other regulations is mandated by the OCC and RRC in order to maintain various permits in good standing. Following the Merger, operating entities subject to OCC and RRC regulation may be required to confirm any changes in operators, operations or primary officers.

     Although certain state regulatory filings with various states may be required subsequent to consummation of the Merger, CMS Energy and CNG are not aware of any other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable corporate and securities laws.

                     DESCRIPTION OF CMS ENERGY CAPITAL STOCK

     The following description contains a summary of all of the material features of the capital stock of CMS Energy but does not purport to be complete and is subject to and qualified in its entirety by reference to the CMS Energy Restated Articles of Incorporation (the "CMS Energy Articles of Incorporation") and the CMS Energy Bylaws as well as the CMS Energy Registration Statement on Form 8-B/A, all of which are filed as exhibits to documents filed with the Commission and are incorporated herein by reference. See also "COMPARISON OF SHAREHOLDER RIGHTS" below. The following description should be read carefully by the CNG shareholders.

     The authorized capital stock of CMS Energy consists of 250 million shares of CMS Energy Common Stock, 60 million shares, no par value, of a class of common stock designated as Class G (the "Class G Common Stock"), and 10 million shares, $.01 par value, of CMS Energy preferred stock ("Preferred Stock"). As of August 31, 1998, 101,904,083 shares of CMS Energy Common Stock and 8,375,604 shares of Class G Common Stock were issued and outstanding and there were no shares of Preferred Stock issued or outstanding. The CMS Energy Common Stock and the Class G Common Stock are sometimes together referred to herein as the "Common Stock." The outstanding shares of Common Stock are fully paid and non-assessable, and any additional Common Stock, when issued, will be fully paid and non-assessable. The shares of Common Stock may be issued from time to time as the Board of

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



Directors shall determine for such consideration as shall be fixed by the Board of Directors. A summary of the designations and the voting and other powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the Common Stock and of the Preferred Stock follows.

COMMON STOCK

    As noted above, CMS Energy has two classes of Common Stock. The Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, have been attributed to the "Consumers Gas Group"). The CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

     Dividend Rights and Policy; Restrictions on Dividends. Dividends on the CMS Energy Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of CMS Energy, including the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock, and other factors. Dividends are payable out of the assets of CMS Energy legally available therefore, including the Available Class G Dividend Amount (as defined in the CMS Energy Articles of Incorporation).

    Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and, to a lesser extent, CMS Energy as a whole. Dividends are payable out of the lesser of (i) the assets of CMS Energy legally available therefore and (ii) the Available Class G Dividend Amount. Although the Available Class G Dividend Amount is intended to reflect the amount available for dividends to holders of outstanding Class G Common Stock, it is also legally available for dividends to holders of CMS Energy Common Stock.

    CMS Energy, in the sole discretion of its Board of Directors could pay dividends exclusively to the holders of CMS Energy Common Stock, exclusively to the holders of Class G Common Stock, or to the holders of both of such classes in equal or unequal amounts.

    CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dependent primarily upon the earnings of its subsidiaries (in particular, Consumers), borrowings and sales of equity. CMS Energy's ability to pay dividends, including dividends on CMS Energy Common Stock and Class G Common Stock, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances and repayment of loans and advances from CMS Energy. Accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular Consumers, and other factors. CMS Energy's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts on the capital stock of CMS Energy or to make any funds available therefor, whether by dividends, loans or other payments. See "-- Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends."

    Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. In particular, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sums of its total liabilities plus the amount that would be needed, if CMS Energy were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. As noted above, there are presently no shares of CMS Energy Preferred Stock issued and outstanding.

    Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock. There are also restrictions on CMS Energy's ability to pay dividends contained in certain credit and loan agreements as well as certain indentures pursuant to which CMS Energy has issued debt securities. These agreements and indentures are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus constitutes a part, and CNG shareholders can obtain such documents as described in "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


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     Voting Rights. The holders of CMS Energy Common Stock vote with the holders of Class G Common Stock as a single class, except on matters which would be required by law or the CMS Energy Articles of Incorporation to be voted on by class. Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the CMS Energy Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

    Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the CMS Energy Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class (except pursuant to Section 303 of the Michigan Business Corporation Act, which, under certain circumstances, would enable the Board of Directors to increase the number of authorized shares to satisfy the exchange features of the Common Stock described below) or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The CMS Energy Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the vote or consent of the holders of a majority of all the shares of either class of Common Stock then outstanding, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other entity if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the CMS Energy Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. The effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

     Preemptive Rights. The CMS Energy Articles of Incorporation provide that holders of Common Stock will have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or Preferred Stock, bonds, debentures, or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock, or any rights to exchange shares issued for shares to be issued.

     Liquidation Rights. In the event of the dissolution, liquidation or winding up of CMS Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of CMS Energy and after there shall have been paid or set apart for the holders of Preferred Stock the full preferential amounts (including any accumulated and unpaid dividends) to which they are entitled, the holders of CMS Energy Common Stock and Class G Common Stock shall be entitled to receive, on a per share basis, the same portion of all of the assets of CMS Energy remaining for distribution to the holders of Common Stock, regardless of whether or not any of such assets were attributed to the Consumers Gas Group. Neither the merger or consolidation of CMS Energy into or with any other corporation, nor the merger or consolidation of any other corporation into or with CMS Energy, nor any sale, transfer or lease of all or any part of the assets of CMS Energy shall be deemed to be a dissolution, liquidation or winding up for the purposes of this provision.

    Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

     Subdivision or Combination. If CMS Energy subdivides (by stock split, stock dividend or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of either Class G Common Stock or CMS Energy Common Stock, the voting and liquidation rights of shares of CMS Energy Common Stock relative to Class G Common Stock will be appropriately adjusted so as to avoid any dilution in aggregate voting or liquidation rights of either class of Common Stock. For example, in case CMS Energy were to effect a two-for-one split of Class G Common Stock, the per share liquidation rights of CMS Energy Common Stock would be

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



multiplied by two in order to avoid dilution in the aggregate liquidation rights of holders of CMS Energy Common Stock and each post-split share of Class G Common Stock would have one-half of a vote on matters voted upon by the Shareholders.

     Exchanges. The CMS Energy Articles of Incorporation do not provide for either the mandatory or optional exchange or redemption of CMS Energy Common Stock but do provide that Class G Common Stock may be exchanged for CMS Energy Common Stock as described in the Registration Statement on Form 8-B/A incorporated by reference herein. CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of CMS Energy Common Stock.

    CMS Energy may exchange the Class G Common Stock for a proportionate number of shares of a subsidiary that holds all the assets and liabilities attributed to the Consumers Gas Group, and no other assets and liabilities. If CMS Energy transfers all or substantially all of the properties and assets attributed to the Consumers Gas Group, CMS Energy is required, subject to certain exceptions and conditions, to exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value (defined in the CMS Energy Articles of Incorporation) equal to 110% of the Fair Market Value of one share of Class G Common Stock.

    CMS Energy may, in the sole discretion of the Board of Directors, at any time, exchange each outstanding share of Class G Common Stock for a number of shares of CMS Energy Common Stock having a Fair Market Value equal to 115% of the Fair Market Value of one share of Class G Common Stock.

    CMS Energy cannot predict the impact of the potential for such exchanges on the market prices of the CMS Energy Common Stock.

     Certain Considerations Relating to Two Classes of Common Stock. Although CMS Energy is aware of no precedent concerning the manner in which Michigan law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, CMS Energy believes that a Michigan court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional fiduciary duties to the holders of separate classes of stock. That duty requires each director to act in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner such director reasonably believes to be in the best interests of CMS Energy. CMS Energy believes that, under Michigan law, a good faith determination by a disinterested and adequately informed board, or a committee thereof, which discharges such duty and which the directors honestly believe is in the best interest of CMS Energy, would be a defense to any challenge by or on behalf of the holders of either class of Common Stock to the Board of Directors' determination that could have a disparate effect on each class of Common Stock.

     Disproportionate ownership interests of members of the Board of Directors in one or both classes of Common Stock of CMS Energy or disparate values of the classes of Common Stock of CMS Energy could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different classes. Nevertheless, CMS Energy believes that a director would be able to discharge his or her fiduciary duties even if his or her interests in shares of the classes of Common Stock were disproportionate and/or had disparate values. CMS Energy's performance Incentive Stock Plan permits the issuance of options for, or other incentive awards consisting of, any class of Common Stock of CMS Energy.

     The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock may diverge or appear to diverge and determinations of the Board of Directors could have disparate effects on each class of Common Stock. Examples include determinations by the Board of Directors to (i) pay or omit the payment of dividends on either class of Common Stock, (ii) attribute the proceeds of issuances of securities of CMS Energy either to CMS Energy or to the equity of the Consumers Gas Group, (iii) attribute consideration to be received by common stockholders in connection with a merger or consolidation including CMS Energy to either or both classes of Common Stock, (iv) exchange CMS Energy Common Stock for all outstanding Class G Common Stock at a premium,
(v) approve dispositions of assets of CMS Energy attributable to the Consumers Gas Group and (vi) make operational and financial decisions with respect to either CMS Energy or the Consumers Gas Group that could be considered to be detrimental to the other. Any determinations made in compliance with applicable law by the Board of Directors under any of the provisions in the Articles of Incorporation, as defined in the accompanying Prospectus, would be final and binding on all shareholders of CMS Energy.

     The Board of Directors has adopted certain management and accounting policies with respect to dividends and the allocation of corporate expenses, assets and liabilities (including contingent liabilities) including, without limitation, its intention to attribute assets,

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



liabilities and expenses between the Consumers Gas Group and CMS Energy only on an arm's-length basis, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders. The Board of Directors may also adopt additional policies depending upon the circumstances, including policies that would have disparate impacts upon holders of Class G Common Stock and holders of CMS Energy Common Stock.

     The majority of the accounting allocation policies of CMS Energy have a long standing basis whereby the financial statements for CMS Energy and the Consumers Gas Group are prepared based upon consistent methods that management believes are reasonable and appropriate to reflect their respective financial positions, results of operations and cash flows. Where appropriate, the financial statements of the Consumers Gas Group reflect the assets, liabilities, revenues and expenses directly related to it. However, in instances where common accounts (containing both electric and gas activities) are not readily attributable to a single business segment, management allocates to CMS Energy and the Consumers Gas Group financial statements based on certain measures of business activities, such as gas revenues, salaries, other operations and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes such allocations are reasonable.

     Convertible Trust Preferred Securities. In June 1997, a CMS Energy affiliated trust issued $172.5 million of 7 3/8% convertible Trust Preferred Securities ("Trust Preferred Securities"). The Trust Preferred Securities are convertible at the option of the holder thereof into shares of CMS Energy Common Stock. Such Trust Preferred Securities are convertible at an initial conversion rate of 1.2255 shares of CMS Energy Common Stock for each Trust Preferred Security (equivalent to a purchase price of $40.80 per share of CMS Energy Common Stock), subject to certain adjustments. On or after July 16, 2001, CMS Energy may, at its option, cause the conversion rights of the holders of the Trust Preferred Securities to expire upon certain conditions.

     Transfer Agent and Registrar. CMS Energy Common Stock and Class G Common Stock are transferable at Consumers Investor Services Department, 212 W. Michigan Avenue, Jackson, MI 49201. CMS Energy is the registrar and transfer agent for CMS Energy Common Stock and Class G Common Stock.

PREFERRED STOCK

     The authorized Preferred Stock may be issued without the approval of the holders of Common Stock in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, voting rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated in a resolution providing for the issue of any such series adopted by CMS Energy's Board of Directors. The CMS Energy Articles of Incorporation provide that holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any Preferred Stock, bonds, debentures or other obligations or rights or options convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

    The ability of CMS Energy to pay (i) dividends on its capital stock and (ii) its indebtedness depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the Michigan Public Service Commission.

    Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture (the "Mortgage Indenture") and its Articles of Incorporation ("Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. As of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.


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



    Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least: (i) $7.50 per share on all then outstanding shares of its preferred stock; (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers; and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

    Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on its preferred stock dividend payments.

    In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Currently, it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Consumers' Board of Directors reserves the right to change this policy at any time.


                        COMPARISON OF SHAREHOLDER RIGHTS

     In the event the proposed Merger is consummated, shareholders of CNG whose shares of CNG Common Stock, are converted into shares of CMS Energy Common Stock will become shareholders of CMS Energy. Their rights will be governed by Michigan law, including particularly the Michigan Business Corporation Act (the "MBCA"), and the CMS Energy Articles of Incorporation and the CMS Energy Bylaws. For additional information with respect to CMS Energy Common Stock, see "DESCRIPTION OF CMS ENERGY CAPITAL STOCK."

     Certain differences between the rights of holders of CNG Common Stock and the holders of CMS Energy Common Stock are set forth below. CNG is organized under the laws of Oklahoma and CMS Energy is organized under the laws of Michigan, and there are differences arising from various provisions of the CMS Energy Articles of Incorporation, the CMS Energy Bylaws, the CNG Amended and Restated Certificate of Incorporation (the "CNG Certificate of Incorporation"), the CNG Amended and Restated Bylaws (the "CNG Bylaws") and state laws. This summary contains a description of the material differences, but is not meant to be relied upon as an exhaustive list or detailed description of the provisions discussed and is qualified in its entirety by reference to the MBCA, the OGCA, the CMS Energy Articles of Incorporation the CMS Energy Bylaws, the CNG Certificate of Incorporation and the CNG Bylaws.

CLASSIFICATION, ELECTION AND REMOVAL OF BOARD OF DIRECTORS

     The CMS Energy Bylaws provide that the CMS Energy Board of Directors (the "CMS Energy Board") shall consist of not less than seven nor more than seventeen members, as fixed from time to time by resolution of the CMS Energy Board. The directors shall be elected annually at the annual meeting of shareholders and serve until the next succeeding annual meeting and until their successors are elected and shall qualify. The CMS Energy Board currently consists of 11 members. The CMS Energy Articles of Incorporation provide that a director may be removed from office by the affirmative vote of a majority of the members of the CMS Energy Board then in office. A director may also be removed by shareholders, but only for cause, at an annual meeting of shareholders and by the affirmative vote of a majority of the shares entitled to vote for the election of directors. Cause, for purposes of removal, shall exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to appeal or has been adjudged by a court of competent jurisdiction to be liable for willful misconduct in the performance of his or her duty to CMS Energy in a matter of substantial importance to CMS Energy and such adjudication is no longer subject to appeal. Any vacancies occurring on the CMS Energy Board (whether by reason of death, resignation or removal of a

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



director) may be filled by a majority vote of the directors then in office although less than a quorum. An increase in the number of members of the CMS Energy Board shall be construed as creating a vacancy. Any vacancies occurring on the CMS Energy Board (whether by reason of death, resignation or removal of a director) may be filled by a majority vote of the directors then in office although less than a quorum. An increase in the number of members of the CMS Energy Board shall be constituted as creating a vacancy.

     The CNG Certificate of Incorporation provides that the number of directors on the CNG Board of Directors (the "CNG Board") shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which CNG would have if there were no vacancies on the CNG Board. The directors, other than those who may be elected by the holders of any class or series of CNG Preferred Stock, are divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the conclusion of the 1998 annual meeting of shareholders, the term of office of the second class to expire at the conclusion of the 1999 annual meeting of shareholders and the term of office of the third class to expire at the conclusion of the annual meeting of shareholders in 2000, with each director to hold office until his or her successor shall have been duly elected and qualified. At the 1998 annual meeting of shareholders, the first class of directors was re-elected for a term expiring at the conclusion of the annual meeting in 2001.

     Subject to the rights of the holders of any CNG Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the CNG Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires, and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the CNG Board shall shorten the term of any incumbent director.

     Subject to the rights of the holders of any CNG Preferred Stock then outstanding, any directors, or the entire CNG Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of CNG entitled to vote generally in the election of directors, voting together as a single class.

SPECIAL MEETINGS OF SHAREHOLDERS

     The CMS Energy Articles of Incorporation and CMS Energy Bylaws provide that a special meeting of shareholders may be called only by CMS Energy Board and the Chairman of the CMS Energy Board.

     The CNG Bylaws provide that a special meeting of shareholders may be called only by (i) the President of CNG, (ii) the CNG Board of Directors pursuant to a resolution adopted by a majority of the whole Board, or (iii) by one or more shareholders holding at least twenty-five (25%) of the outstanding shares of CNG entitled to vote at the special meeting.

LIMITATION OF LIABILITY OF DIRECTORS

     The CMS Energy Articles of Incorporation provide that a director shall not be personally liable to CMS Energy or its shareholders for monetary damages for breach of duty as a director except (i) for a breach of the director's duty of loyalty to CMS Energy or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for a violation of Section 551(1) of the Michigan Business Corporation Act, and (iv) for any transaction from which the director derived an improper personal benefit.

     The CNG Certificate of Incorporation provides that to the fullest extent permitted by law, a director of CNG shall not be personally liable to CNG or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to CNG or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 1053 of the Oklahoma General Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit. If the Oklahoma General Corporation Act is hereafter amended to further eliminate or limit the personal liability of directors, then the liability of a director of CNG shall be eliminated or limited to the fullest extent permitted by the Oklahoma General Corporation Act, as so amended.


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



ACTION BY WRITTEN CONSENT

     The CMS Energy Articles of Incorporation and Bylaws do not allow for shareholder action by written consent.

     The CNG Bylaws permit shareholder to adopt any resolution in writing which is signed by all of the shareholders entitled to vote thereon only if it is signed by the holders of outstanding shares.

CERTAIN BUSINESS COMBINATIONS

     Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (a) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (i) the market value of the shares or (ii) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (b) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Corporation's board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

       The MBCA also regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20%, 33 %, and 50%. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of a corporation's shareholders except the acquiring person.

     Certain provisions of the Oklahoma Takeover Disclosure Act of 1985 (the "Disclosure Act") regulate corporate takeovers. The Disclosure Act requires certain notices to be given prior to making a takeover offer. Such notices include filing a registration statement with the Securities Administrator of Oklahoma and delivering a copy of such notice to the target company. The Disclosure Act applies to offers to takeover an issuer of publicly traded securities of which at least 20% are held by Oklahoma residents. A "takeover offer" includes tender offers and requests for tender offers in which, as a result of the offer: (i) the bidder will own 10% or more of any class of equity securities or (ii) the offerer's ownership of any class of the target company's equity securities will be increased by 5% or more.

     Section 1090.3 of the OGCA provides, with certain exceptions, that an Oklahoma corporation may not engage in any of a broad range of "business combinations" with a person or an affiliate or associate of such person who is an "Interested Shareholder" for a period of three years from the date that such person became an Interested Shareholder unless: (a) the transaction, or business combination, resulting in a person's becoming an Interested Shareholder is approved by the board of directors of the corporation before the person becomes an Interested Shareholder, (b) upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (c) on or after the date the person became an Interested Shareholder, the business

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



combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the Interested Shareholder. An "Interested Shareholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.

     The Oklahoma Shares Control Act ("OSCA") (Section 1145 et seq. of the OGCA) prohibits the voting of "control shares" without the approval of a majority of shares held by non-interested shareholders. Under the OSCA, "control shares" are shares acquired by a person which give the acquiring party voting power at or above any of the following thresholds: 20%, 33% and 50%. Under the OSCA, an acquiring party may not vote control shares unless the corporation's disinterested shareholders (which exclude the acquiring person, officers of the target company and employees of the target company which are also directors) vote to confer voting rights with respect to the control shares. The OSCA does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     The CMS Energy Articles of Incorporation provide that any amendment, alteration, change or repeal of such articles with respect to the provisions relating to (i) special meeting of shareholders, (ii) number and vacancy of directors, (iii) director removal, liability and indemnification, and (iv) amendment of the CMS Energy Articles of Incorporation unless such amendment, alteration, change or repeal is approved by the affirmative vote of the holders of not less than 75% of the outstanding shares entitled to vote thereon.

     Pursuant to Oklahoma law, the CNG Certificate of Incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding CNG Common Stock.

DIVIDENDS

     Dividends upon CNG Common Stock and CMS Energy Common Stock may be declared by the Board of Directors of CNG and CMS Energy, respectively, pursuant to the applicable provisions of Oklahoma and Michigan law. For a discussion of the provisions of Michigan law and other provisions affecting the payment of dividends by CMS Energy, see "DESCRIPTION OF CMS ENERGY CAPITAL STOCK -- CMS Common Stock -- Dividend Rights and Policy; Restrictions on Dividends."


                              THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the Merger Agreement not otherwise described in this Proxy Statement/Prospectus and is qualified in its entirety by reference to the Merger Agreement which is attached as Annex A to this Proxy Statement/Prospectus. The Merger Agreement is incorporated herein by reference. CNG shareholders are urged to read the Merger Agreement carefully. All capitalized terms not defined below have the meanings given to them in the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, each of CNG, the Majority Stockholders, CMS Energy and CMS Merging have made certain customary representations relating to, among other things, (i) each of their organization and similar corporate matters; (ii) authorization, execution, delivery, performance, and enforceability of the Merger Agreement and related matters; (iii) the capital and organizational structure of each party; (iv) in the case of CNG, documents filed with any governmental or other regulatory authorities and the accuracy of information contained therein;(v) in the case of CNG, the validity, payment, and nonassessability of the outstanding capital stock of CNG; (vi) the accuracy of information supplied by each party in connection with this Proxy Statement/Prospectus and the Registration Statement on Form S-4 of which this Proxy Statement/Prospectus forms a part; (vii) material compliance with applicable laws; (viii) the absence of material pending or threatened litigation except as disclosed by the parties prior to the date of the Merger Agreement;
(ix) in the case of CNG, the existence of insurance policies; (x) in the case of CNG, good and defeasible title to real and personal property subject to disclosed encumbrances; (xi) in the case of CNG, filing of tax returns and payment of taxes; (xii) the use of brokers and finders; (xiii) in the case of CNG, material contracts; (xiv) the absence of any material adverse changes to the businesses of the parties; (xv) the absence of any material undisclosed liabilities of the parties; (xvi) in the case of CNG, retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended; (xvii) in the case of CNG, certain intellectual property rights; (xviii) in the case of CNG, certain environmental matters; (xix) disclosures made in the schedules to the Merger Agreement; and (xx) in the case of CNG, subsidiaries.

     Under the Merger Agreement, the Majority Stockholders have agreed to indemnify and hold CMS Energy and the Surviving Corporation harmless with respect to the accuracy of certain representations relating to CNG and the Majority Stockholders. The Majority Stockholders' indemnity agreement encompasses solely those representations which relate to: (i) organization, qualification and similar corporate matters; (ii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (iii) the capital and organizational structure of CNG and its subsidiaries, and (iv) certain other tax matters relating to CNG. The Majority Stockholders' indemnity obligations are subject to a deductible of $100,000 and a cap of $3,100,000. The Majority Stockholders' indemnity obligations survive closing on the Merger Agreement for a period of one year from and after the Effective Time (the "Survival Period"). In order to claim a right to indemnification from the Majority Stockholders, CMS Energy or the Surviving Corporation must deliver a written claim for indemnification during the Survival Period. To support the indemnification agreement the Majority Stockholders are required to place in escrow shares of CMS Common Stock having a value of $3.1 million (such value calculated in accordance with the Merger Agreement). Such shares are to be released from escrow after expiration of the Survival Period (assuming claims for indemnification are not then pending).

CONDUCT OF BUSINESS PENDING THE MERGER

     In the Merger Agreement, CNG has agreed that during the period from the date of the Merger Agreement through the Effective Time of the Merger, except as expressly contemplated by the Merger, CNG will carry on its business in, and will not enter into, any material transaction other than in, the ordinary course of business consistent with past practice and, to the extent consistent therewith, will use its reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees and to preserve its relationships with material customers, material suppliers and others having material business dealings with it (except with the written consent of CMS Energy and except as contemplated by the Merger). Without limiting the generality of the foregoing, and except as expressly contemplated by the Merger Agreement, CNG and its subsidiaries shall not, without the prior written consent of CMS Energy, which, as to matters relating to clauses (vii), (viii) or (xii) of this paragraph, CMS Energy agrees not to unreasonably withhold or delay: (i) (a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to the stockholders in their capacity as such, (b) split, combine or reclassify any of its capital stock or issue, sell or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (c) purchase, redeem or otherwise acquire any shares of capital stock of CNG or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other securities (including, without limitation, any rights, warrants or options to acquire any securities); (iii) amend its articles of incorporation or by-laws; (iv) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (v) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries, except for dispositions of inventories and of assets in the ordinary course of business and consistent with past practice; a material asset for this purpose is defined as 10 percent or more of the book value or market value of CNG's total assets, or contributing 10 percent or more of total annual CNG revenues or earnings, or resulting in a gain or loss on disposition of 10 percent or more of annual CNG net income; (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness material to the business or assets of CNG and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice and except as contemplated thereunder or issue or sell any debt securities or guarantee any debt securities of others, or make any loans, advances or capital contributions to, or investments in, any other person, except the incurrence and/or guarantee of indebtedness to fund working capital; (vii) with respect to its operations, make or incur any new capital expenditure or capital expenditures for any single project or related series of projects which are in excess of $100,000; (viii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than such payment, discharge or satisfaction in the ordinary course of business consistent with past practice; (ix) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure; (x) enter into or adopt, or amend, any existing bonus, incentive, deferred compensation, insurance, medical, hospital, disability or severance plan, agreement or arrangement or enter into or amend any Plan or material employment, consulting or management agreement, other than any such amendment to a Plan that is made to maintain the qualified status of such Plan or its continued compliance with applicable law and except as contemplated thereunder;
(xi) make any change in accounting practices or policies applied in the preparation of the financial statements referred to in the Merger Agreement except as required by GAAP; (xii) except in the ordinary course of business consistent with past practice, knowingly make any material modifications to any material agreements, understandings, obligations, commitments, indebtedness or other material obligations or enter into any agreement, understanding, obligation or commitment, or incur any indebtedness or obligation, of the type that would have been required to be disclosed in the Merger Agreement if in existence on the date hereof, provided that no such modifications, agreements or incurrences of indebtedness shall in any event cause the representations and warranties contained in the Merger Agreement to be untrue or incorrect in any material respect; (xiii) pay or commit to pay any bonus to or increase the salary of any director, officer or employee of CNG other than payment to employees of bonuses or the increase of salary of employees made in the ordinary course of business; or (xiv) enter into any other transaction materially affecting the business of CNG, other than in the ordinary course of business consistent with past practice or as expressly contemplated by the Merger.

     CMS Energy has agreed to use reasonable efforts to satisfy the conditions to the Merger specified in the Merger Agreement, refrain from other actions that would or might result in any of its representations and warranties under the Merger Agreement becoming untrue, except to the extent such actions are required by any applicable law, regulation, or at the direction of any regulatory authority, and to refrain from any action that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the IRC.

CONDITIONS To THE MERGER

     Conditions in favor of CMS Energy, CMS Merging and CNG. Each of CMS Energy's, CMS Merging's and CNG's obligation to effect the Merger shall be subject to the fulfillment of the conditions specified in the Merger Agreement, including, without limitation, the following: (i) the Merger Agreement and the Merger shall have been validly approved by the holders of a majority of the outstanding CNG Common Stock entitled to vote; (ii) all permits, approvals (including Notice of Termination and Cessation by FERC with regard to CNG's Power Marketing Certificate) and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Merger under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by the Merger shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), without the imposition of any condition which in the reasonable judgment of the party on which it is imposed is materially burdensome to such party; (iii) there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental entity which: (a) makes the consummation of the Merger illegal; (b) requires the divestiture by CMS Energy or CNG of any material Subsidiary or of a material portion of the business of CMS Energy or CNG; or (c) imposes any condition upon CMS Energy, CNG or their subsidiaries which in the judgment of the party on which it is imposed would be materially burdensome; (iv) the Registration Statement covering the CMS Common Stock to be issued in the Merger shall become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect. No legal, administrative, arbitration, investigatory or other proceeding by any governmental entity shall have been instituted and, at what would otherwise have been the Effective Time, remain pending by or before any governmental entity to restrain or prohibit the transactions contemplated hereby; (v) the shares of CMS Common Stock deliverable pursuant to the Merger Agreement shall have been duly authorized for listing, subject to notice of issuance, on the NYSE; (vi) CMS Energy and CNG shall have received an opinion from counsel to CMS Energy dated the Effective Time, subject to assumptions and exceptions customarily included, and in form and substance reasonably satisfactory to CMS Energy and CNG to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and that CMS Energy and CNG will each be a party to that reorganization within the meaning of Section 368(b) of the IRC; and (vii) CMS Energy and CNG shall receive opinions of their respective counsel addressed to the parties and dated the date the Registration Statement becomes effective relating to the Registration Statement and the Proxy Statement and any amendments and supplements thereto in substantially the forms agreed to by the parties.

     Conditions in favor of CMS Energy. The obligations of CMS Energy to effect the Merger are subject to the fulfillment of the conditions specified in the Merger Agreement, including, but not limited to, the following: (i) except as otherwise provided in any of the other listed conditions in favor of CMS Energy,
(a) the representations and warranties of CNG and the Majority Stockholders contained in the Merger Agreement shall be true and correct as of the Effective Date as though made at the Effective Date, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect (as defined in the Merger Agreement) on CNG and its subsidiaries taken as a whole or upon the consummation of the transactions contemplated thereby; (b) CNG and the Majority Stockholders shall have duly performed and complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by them prior to or at the Effective Date, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CNG and its subsidiaries taken as a whole, or upon the consummation of the transactions contemplated thereby; (c) none of the events or conditions entitling

CMS Energy to terminate the Merger Agreement shall have occurred and be continuing; and (d) CNG shall have delivered to CMS Energy a certificate dated the Effective Date and signed by its Chief Executive Officer to the effect set forth in the Merger Agreement; (ii) any consent required for the consummation of the Merger under any agreement, contract or license to which CNG is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on CNG and its subsidiaries taken as a whole or upon the transactions contemplated by the Merger Agreement, shall have been obtained;
(iii) CMS Energy shall have received the schedules to the Disclosure Schedule and such schedules shall not reflect any item that was not on such schedules delivered on the date of execution of the Merger Agreement that would have or would be reasonably likely to have, a Material Adverse Effect on CNG and its subsidiaries taken as a whole or upon the consummation of the transactions contemplated thereby; (iv) between the date of the Merger Agreement and the Effective Time, no event or circumstances shall have occurred which had a Material Adverse Effect on CNG and its subsidiaries taken as a whole, and CMS Energy shall have received a certificate signed on behalf of CNG by the Chief Executive Officer of CNG to such effect; (v) CMS Energy shall have received from CNG's transfer agent, letters dated the Effective Time, after customary review but without audit in form and substance satisfactory to CMS Energy, setting forth, as of the Business Day immediately prior to the Closing Date (as defined in the Merger Agreement), the total number of shares of CNG Common Stock outstanding; (vi) CMS Energy shall have received from counsel to CNG an opinion as to securities and corporate matters in form and substance customary for transactions of this nature and reasonably satisfactory to CMS Energy; (vii) Counsel for CMS Energy shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions therein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to CMS Energy thereunder or that are reasonably requested by such counsel; (viii) the sale of the CMS Energy Common Stock resulting from the Merger shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registrations shall not have been suspended or revoked; (ix) CNG shall have delivered to CMS Energy not later than ten days after the date of the Merger Agreement the executed agreements from CNG's Affiliates pursuant to Rule 145 in the form attached as Exhibit B to the Merger Agreement; (x) none of CNG or any of its subsidiaries shall be subject to any order or other agreement with any governmental entity restricting the conduct of CNG's and its subsidiaries' business, prospects and operations, so as to have a Material Adverse Effect thereon; (xi) CMS Energy shall have received from Arthur Andersen LLP, an opinion, dated the date of the Effective Time, in form and substance satisfactory to CMS Energy, to the effect that the Merger on the terms and conditions contained in the Merger Agreement will be treated for accounting purposes as a pooling of interests; provided, that in the event the pooling opinion referenced therein cannot be issued due to certain actions taken by CMS Energy and through no fault of CNG, then such opinion shall not be a condition to CMS Energy's obligations to effect the Merger as contemplated therein; further provided that in the event CNG and CMS Energy are unable to cause amendments to the awards under the CNG 1997 Stock Plan or, notwithstanding such amendment, the pooling opinion cannot be obtained as a consequence of the terms of or existence of the 1997 Stock Plan, then such opinion shall not be a condition to CMS Energy's obligations to effect the Merger contemplated therein; and (xii) CMS Energy shall have received the resignation of each of the directors of CNG and the directors of each of its subsidiaries.

     Conditions in favor of CNG. The obligation of CNG to effect the Merger shall be subject to the fulfillment of the conditions specified in the Merger Agreement, including, without limitation, the following: (i) except as otherwise provided in the Merger Agreement, (a) the representations and warranties of CMS Energy and CMS Merging contained in the Merger Agreement shall each be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CMS Energy or upon the consummation of the transactions contemplated thereby; (b) CMS Energy and CMS Merging shall have each duly performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CMS Energy or upon the consummation of the transactions contemplated thereby; (c) none of the events or conditions entitling CNG to terminate the Merger Agreement shall have occurred and be continuing; and (d) CMS Energy shall have delivered to CNG a certificate dated the date of the Effective Time and signed by a duly authorized officer to the effect set forth in the Merger Agreement; (ii) any consent required for the consummation of the Merger under any agreement, contract or license to which CMS Energy is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on CNG or CMS Energy and its subsidiaries taken as a whole or the transactions contemplated by the Merger Agreement shall have been obtained; (iii) counsel for CNG shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated by the Merger Agreement, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to CNG and the Merger Agreement or reasonably requested by such counsel; (iv) at Closing, CNG shall have received an opinion of CIBC Oppenheimer Corp. dated the date of the Prospectus/Proxy Statement, to the effect that, as of such date, the Merger Consideration is fair to CNG's shareholders from a financial point of view; (v) there shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business, or operating results of CMS Energy and its subsidiaries taken as a whole, from March 31, 1998 to the Effective Time that results in a Material Adverse Effect as to CMS Energy and its subsidiaries taken as a whole. CNG shall have received a certificate signed on behalf of CMS Energy by the President or Chief Executive Officer of CMS Energy to such effect; (vi) CNG shall have received from the general counsel or assistant general counsel to CMS Energy an opinion as to securities and corporate matters in form and substance customary for transactions of this nature and reasonably satisfactory to CNG; and (vii) the sale of the CNG Common Stock resulting from the Merger shall have been qualified or registered with the appropriate state securities law or "blue sky" regulatory authorities of all states in which qualification or registration is required under the state securities laws, and such qualifications or registrations shall not have been suspended or revoked.

TERMINATION; TERMINATION FEES

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of CNG:
(a) by the mutual consent of CMS Energy and CNG; (b) by CMS Energy upon any material breach by CNG or any Majority Stockholder of any of the covenants contained in the Merger Agreement; (c) by CNG upon any material breach by CMS Energy or CMS Merging of any of the covenants contained in the Merger Agreement;
(d) by CMS Energy if any of the conditions to CMS Energy's obligations specified in the Merger Agreement have not been met in all material respects or waived by CMS Energy at such time as such condition can no longer be satisfied; (e) by CNG if any of the conditions to CNG's obligations specified in the Merger Agreement have not been met in all material respects or waived by CNG and the Majority Stockholders, as applicable, at such time as such condition can no longer be satisfied; (f) by CMS Energy or CNG if the Merger shall not have been consummated on or before October 31, 1998; provided, that the parties agree to extend such time period for a reasonable period of time in the event the Registration Statement did not become effective in a time frame so as to allow the CNG Shareholders' meeting to occur prior to October 31, 1998; or (g) by CNG if it shall receive any Acquisition Proposal (as defined the Merger Agreement) after the date hereof from a third party or parties and the CNG Board shall have received a written opinion from independent legal counsel to the effect that, and the CNG Board shall have determined in good faith in the exercise of its fiduciary duties that, CNG is legally required to pursue such Acquisition Proposal.

     Termination Fees. CNG has agreed that if the Merger Agreement is terminated pursuant to: (a) the provisions of clause (b) of the immediately preceding paragraph and (i) such termination is the result of a wilful breach of any covenant or agreement of CNG contained herein, (ii) CNG shall have had contacts or entered into negotiations relating to an Acquisition Proposal, in any such case at any time within the period commencing on the date of the Merger Agreement through the date of termination of the Merger Agreement, and (iii) within ten months after the date of termination of the Merger Agreement, and with respect to any person or group with whom the contacts or negotiations referred to in clause (ii) of this paragraph have occurred, a Business Combination (as defined in the Merger Agreement) shall have occurred or CNG shall have entered into a definitive agreement providing for a Business Combination; or (b) the provisions of clauses (d) or (e) of the immediately preceding paragraph because the Merger Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the shareholders of CNG at the CNG shareholders meeting and at the time of such meeting there shall exist an Acquisition Proposal; or (c) the provisions of clause (g) of the immediately preceding paragraph and at the time of the withdrawal, modification or change (or resolution to do so) of its recommendation by the CNG Board, there shall exist an Acquisition Proposal; then CNG shall pay to CMS Energy an amount equal to $3 Million which amount is inclusive of all of CMS Energy's acquisition expenses, and is CMS Energy's sole and exclusive remedy as against CNG for termination.

EXPENSES

     Except as otherwise provided in the Merger Agreement, each of the parties to the Merger shall bear its own costs and expenses (including, without limitation, fees and disbursements of its counsel, accountants and other financial, legal, accounting or other advisors), incurred by it or its affiliates in connection with the preparation, negotiation, execution, delivery and performance of the Merger Agreement and each of the other documents and instruments executed in connection with or contemplated thereby, and the consummation of the transactions contemplated thereby.

RESALES BY AFFILIATES

     Pursuant to the terms of the Merger Agreement, certain persons believed by CNG to be "affiliates" (as defined in Rule 144 of the Securities Act) of CNG have entered into an "Affiliate's Agreement." The Affiliate's Agreement generally provides that affiliates of

CNG may not sell or otherwise dispose of (a) any shares of CNG Common Stock currently owned by them or any shares of CMS Energy Common Stock received pursuant to the Merger, for a period beginning not less than thirty days prior to the consummation of the Merger and ending on the date that CMS Energy publishes financial results covering a period of at least thirty days of combined operations of CNG and CMS Energy following the consummation of the Merger (except that such affiliates may exchange their shares of CNG Common Stock for shares of CMS Energy Common Stock in the Merger and may make bona fide gifts or distributions without consideration), or (b) any shares of CMS Energy Common Stock received pursuant to the Merger or any securities that may be distributed with respect thereto or issued in exchange or substitution therefor (collectively, the "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless such sale or other disposition is effected (i) pursuant to an exemption from the registration requirements of the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act (except that such affiliates may make bona fide gifts and distributions without consideration). Notwithstanding the foregoing, affiliates may make bona fide gifts of such shares of CMS Energy Common Stock so long as the recipients thereof agree not to sell or otherwise dispose of the CMS Energy Common Stock except as provided in the Affiliate's Agreement. Notwithstanding the foregoing, affiliates may pledge such shares of CMS Energy Common Stock to secure loans, so long as the lender accepts such pledge subject to the terms of the Merger Agreement.

 AMENDMENT AND WAIVER

     Subject to applicable law, the Merger Agreement may be amended by action taken by or on behalf of CMS Energy, CMS Merging and CNG at any time before or after approval by the shareholders of CNG but, after such shareholder approval, no amendment shall reduce the Merger Consideration or materially and adversely affect the rights of the CNG shareholders under the Merger Agreement without required shareholder approval.

                   ADDITIONAL INFORMATION WITH RESPECT TO CNG

     CNG, an Oklahoma corporation incorporated in 1983, is an independent mid-stream energy company engaged in the purchasing, gathering, treating, processing and marketing of natural gas and natural gas liquids ("NGL(s)"). CNG, through its direct and indirect subsidiaries, owns and operates approximately 2,000 miles of natural gas gathering pipelines and interests in six natural gas processing plants located in Texas and Oklahoma. CNG's gathering lines have a combined throughput capacity of 550 MMcf/d, while CNG's processing plants have a combined NGL production capacity of 1,400 Mgal/d. CNG provides services to natural gas producers in the area of its gathering systems and plants by (i) connecting the producers' wells to CNG's gathering systems, (ii) treating the producers' natural gas to ensure that it meets pipeline specifications, (iii) transporting the natural gas from the wellhead to CNG's processing plants where NGLs are extracted from the natural gas stream and (iv) providing access for the natural gas and NGLs to various markets in the United States. CNG markets off-system gas, as well as on-system gas, to utilities, end-users, other marketers and pipeline affiliates. On June 30, 1998, CNG and its subsidiaries had consolidated assets of $187 million and common shareholders' equity of $43 million.

     Through 1990, CNG's activities were primarily limited to marketing off-system gas. Concurrent with the evolving deregulation of the natural gas industry, CNG began to acquire natural gas gathering systems and processing plants to complement its marketing business. Since 1990, CNG has completed approximately $124 million of acquisitions and system expansion projects. During 1997, CNG's average gathering throughput was 113 MMcf/d and average processing plant throughput was 140 MMcf/d, compared to 1996 when CNG's average gathering throughput was 79 MMcf/d and average processing plant throughput was 129 MMcf/d. CNG's NGL production for 1997 averaged 349 Mgal/d, compared to 1996 NGL production averaging 264 Mgal/d. Over the three years ended December 31, 1997, CNG's daily natural gas throughput has increased 102%. CNG's operating income plus depreciation, depletion and amortization ("EBITDA") was $5.4 million, $9.5 million and $7.7 million for the years ended 1995, 1996 and 1997 respectively.

     At the beginning of 1997, CNG's principal assets were located in the panhandle areas of Oklahoma and Texas, which is a major natural gas producing area with significant long-lived natural gas reserves. These assets consisted of: (i) a natural gas processing plant located in Beaver Creek, Oklahoma (the "Beaver Plant") and the related gas gathering system (the "Beaver Gathering System"), (ii) the Mocane Plant and (iii) approximately 800 miles of gas gathering lines located throughout the Texas panhandle (the "Texas Gathering Assets"). Consistent with its business strategy to make investments which complement its existing operations and to expand into new strategic areas, during 1997 and the first half of 1998 CNG completed approximately $63 million in acquisitions and capital expansions. These acquisitions included purchase and upgrade of a gas processing plant located in Ochiltree County, Texas (the "Spearman Plant"), purchase of approximately a 67% interest in a gas gathering plant located in Harper County, Oklahoma (the "Laverne Plant"), and purchase of Taurus Energy Corp. with assets consisting of 761 miles of gathering systems and two processing plants located in north central Texas ("Taurus"). The acquisition of the Beaver Gathering System and added a new geographic area to CNG's gathering and processing operations. Thus far in 1998, CNG has acquired interests in four additional gathering systems located principally in southeastern Oklahoma. CNG's interest in one of these systems (the Sycamore gas gathering system) was subsequently sold in the second quarter of 1998.

     Although CNG's principal growth in recent years has been derived from its gathering and processing operations, CNG's sale of off-system gas, which does not enter its gathering or processing facilities, remains a significant portion of its business. In 1997, revenue from the sale of off-system gas accounted for approximately 61% of CNG's total operating revenue. This off-system gas was purchased from over 70 producers and transported through 18 interstate and intrastate pipelines during 1997.

BUSINESS STRATEGY

     CNG's business strategy has been to achieve sustainable growth in cash flow and earnings by (i) acquiring and constructing natural gas gathering systems and processing plants, (ii) improving the profitability of CNG's existing systems and plants and (iii) expanding its energy marketing services.

     Expansion of Facilities. CNG seeks to acquire or make investments in projects that complement its existing systems or allow it to expand into new strategic areas and provide enhanced marketing opportunities. These investments typically include natural gas gathering, processing, treating or fractionation assets. In implementing this strategy, CNG has completed approximately $124 million of acquisitions and systems expansion projects since 1990.

     Set forth below is a summary of the Company's significant acquisitions and construction projects:

                                                                        YEAR ACQUIRED         COST
                                                                          OR PLACED            (IN
       NAME                                      TYPE                    INTO SERVICES      MILLIONS)
       ----                                      ----                   --------------      ---------
Beaver-Harper System                         Acquisition                    1997             $ 2.4
Taurus Energy Corp.                          Acquisition                    1997              42.0
Spearman Upgrade                             Construction                   1997               1.4
Spearman Plant                               Acquisition                    1997               1.0
Laverne Plant (1)                            Acquisition                    1997               4.3
Occidental Petroleum Well
 Connection                                  Construction                   1996               1.8
Texas Gathering Assets (2)                   Acquisition                    1996              20.2
Beaver-to-Mocane as
Pipeline Interconnection                     Construction                   1995               3.9
Mocane Fractionator                          Construction                   1995               1.7
Mocane Processing Plant                      Acquisition                    1995               3.5
Beaver/ANR Pipeline Interconnection          Construction                   1994               1.8
Carlsbad Cryogenic Plant (3)                 Construction                   1992               5.8
Addition to Beaver System                    Acquisition                    1992               1.0
Beaver Cryogenic Plant                       Construction                   1992               4.9
Beaver Gathering System and
Processing Plant                             Acquisition/Construction       1990               1.2


(1) This acquisition was accomplished through a series of purchases from various owners in the Laverne Plant. In December 1997, CNG owned an approximate 56% interest in the Laverne Plant, a natural gas processing plant located in Harper County, Oklahoma. In the second quarter of 1998, CNG acquired an additional 10% interest in the Laverne Plant (see "-- Recent Developments").

(2)  This acquisition was accomplished in three separate transactions.

(3) CNG sold the Carlsbad System, which includes the Carlsbad Cryogenic Plant, in 1994.

     Improving Profitability of Existing Facilities. CNG seeks to maximize the profitability of its operations by (i) increasing natural gas throughput and processing levels, (ii) investing in assets that enhance product value and (iii) controlling operating and overhead

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expenses. As part of this overall strategy, CNG has recently announced the consolidation of its operations (with resulting cost savings) at the Mocane Plant, a natural gas processing plant located in Beaver County, Oklahoma, with those at other CNG plants located in the Oklahoma panhandle. In order to maintain or increase natural gas throughput and processing volumes, CNG obtains additional natural gas supplies for its facilities by connecting new wells to CNG's existing operations and entering into contractual natural gas supply arrangements with producers or other gatherers.

     Expanding Energy Marketing Services and Sales Volumes. CNG is a marketer of natural gas and NGLs. CNG plans to expand its energy marketing activities by continuing to offer creative, flexible contract terms that satisfy the objectives of producers at the wellhead and purchasers in the marketing of natural gas. By offering flexible contract terms and using a portfolio approach to marketing natural gas, CNG seeks to increase its on-system gas and NGL volumes. CNG also seeks to increase its off-system marketing.

     CNG also markets NGLs produced at its plants to wholesalers and end-users. CNG's NGL marketing strategy is to increase sales to end-users and to expand its NGL marketing operations into the purchase and sale of third-party NGLs.

RECENT DEVELOPMENTS

     Gothic Acquisition. On January 23, 1998, CNG entered into a binding agreement with Gothic Energy Corporation to acquire interests in four natural gas gathering systems and Senior Redeemable Preferred Stock, Series A of Gothic. The purchase price under the agreement is $12 million, which included $6 million of Gothic's Senior Redeemable Preferred Stock, Series A. Gothic is traded on the NASDAQ under the symbol "GOTH."

     In January 1998, CNG closed on its purchase of an interest in one of Gothic's gathering systems. In this transaction, CNG purchased all of the issued and outstanding stock of Gothic Gas Corporation which indirectly owns an undivided 55.23% interest in the Sycamore gathering system. The Sycamore gathering system was subsequently sold in the second quarter of 1998 for a gain of approximately $7.5 million. In March 1998, CNG acquired interests in the three remaining gathering systems -- being an undivided 1/3 interest in the Choctaw Thrust gathering system, all interest in the Panola gathering system and all interest in the Northeast Wilburton gathering system. Together the Gothic Systems are comprised of approximately 80 miles of pipeline and collect natural gas from approximately 90 wells and redeliver such natural gas into various interstate and intrastate pipelines. In connection with the acquisition of the Gothic systems, CNG and Gothic entered into various natural gas purchase arrangements.

     During the second quarter of 1998, CNG acquired approximately an additional ten percent (10%) interest in the Laverne Plant.

NATURAL GAS, NGL AND ELECTRICITY MARKETING

     Natural Gas Marketing. During the year ended December 31, 1997, CNG delivered natural gas to approximately 150 customers in 12 states. In 1997, CNG delivered an average of approximately 289 MMcf/d and had natural gas sales revenues of approximately $290 million. This compares to an average daily volume in 1996 of 224 MMcf/d and natural gas sales revenues of approximately $209 million.

     NGL Marketing. During 1997 CNG hired a liquids marketer to manage marketing of the NGLs produced at CNG's plants. As a result of these marketing efforts, the number of customers for CNG's NGLs increased from two at the beginning of 1997 to approximately 30 as of December 31, 1997. Management believes that the increase in CNG's NGL customer base has greatly enhanced marketing flexibility for the sale of NGLs and has increased the sales price which CNG receives for its NGLs. During 1997, CNG sold an average of approximately 387 Mgal/d of NGLs and had NGL sales revenues of approximately $46 million for the year. This compares to an average daily volume in 1996 of 265 Mgal/d and NGL sales revenues of approximately $35 million.

     Electricity Marketing. In October 1997, CNG hired an electricity marketer with the intent of developing the infrastructure necessary to engage in the wholesale and retail trading of electricity. As a condition to the Merger, CNG has agreed to cease electricity marketing activities and abandon its Power Marketing Certificate previously issued by the FERC.


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DESCRIPTION OF THE BUSINESS

     Gathering and Processing. CNG's natural gas gathering and processing activities include contracting to purchase natural gas supplies, operating and maintaining a system of gathering pipelines that connect these natural gas supplies to transport lines or natural gas processing plants and operating and maintaining processing plants linked to its gathering systems.

     Purchasing. In 1997, CNG purchased natural gas from over 200 suppliers, ranging from major producers to small independent companies. With the acquisition of Taurus, CNG expanded its purchasing activities to north central Texas. CNG's natural gas throughput in its gathering systems and processing plants is generally supplied by producers pursuant to long-term contracts (i.e., contracts in excess of one year). In arranging new purchase contracts, CNG submits to the producer an offer to purchase the natural gas from the prospective acreage. The producer typically evaluates various offers based upon the purchase price and other contract provisions, line pressure, the time period required for well connection and the gathering company's reputation for service and reliable marketing. CNG believes that its flexibility in negotiating contract terms, prompt connection of wells, reliable performance under its contracts and strong overall relationships with producers provide it with an important competitive advantage in the acquisition of new natural gas supplies.

     The terms of CNG's natural gas purchase contracts are determined based upon negotiations with producers, competition and the desire to maximize the value to be realized from its gathering and processing systems. CNG purchases a majority of its on-system gas supplies pursuant to long-term contracts that require producers to dedicate all natural gas produced from designated properties. The pricing of these producer contracts is generally not fixed, however, and follows the market price.

     CNG's on-system gas contracts with producers may be classified as (i) processing contracts, (ii) purchase contracts or (iii) gathering contracts. On average in 1997, CNG contracted approximately 15% of its natural gas volumes pursuant to processing contracts, approximately 50% pursuant to purchase contracts (sometimes with processing included) and approximately 35% under gathering contracts (sometimes with processing included).

     Under processing contracts, CNG agrees to process the raw natural gas from the wells on behalf of the producers and to allocate the NGLs recovered and the residue natural gas to each well connected to its gathering systems. CNG retains a percentage of the value of the NGLs extracted net of plant fuel and NGL shrinkage. The producer bears a share of the cost of NGL extraction in return for a share of NGL revenue. CNG's processing contracts are typically of two types -- "keep whole" contracts and "percentage of proceeds" contracts. Under a "keep whole" arrangement, CNG must reimburse the producer for fuel and shrinkage. Under a percentage of proceeds contract, the processor does not reimburse the producer for fuel and shrinkage. From the processor's share of proceeds, it is obligated to pay its operating costs for its plants and gathering systems. CNG's processing contracts in the Oklahoma and Texas panhandle area are typically on a "keep whole" basis, while CNG's arrangements with respect to the Taurus acquisition are typically "percentage of proceeds" contracts.

     Under a purchase contract, CNG generally pays for natural gas received at the wellhead or at some other delivery point. CNG then usually resells the natural gas and NGLs after processing the natural gas for its own account at its processing facilities. CNG derives a gross margin equal to the difference between sale proceeds of both the NGLs and the residue natural gas and the cost of the natural gas purchased at the wellhead.

     In (i) gas purchase, (ii) gathering contracts with processing and (iii) keep-whole processing contracts, operating margins are enhanced by maximizing the value of the NGLs extracted from the natural gas stream and minimizing the operating costs (including the cost of natural gas) which CNG incurs during processing and gathering. Margins under these contracts can be affected by decreases or increases in NGL prices or increases or decreases in natural gas prices.

     Gathering. Under gathering contracts, CNG typically gathers natural gas on behalf of a producer from various wellheads for redelivery to specific pipeline interconnection or redelivery points. The producer is charged a gathering fee plus a fuel charge for such gathering services. Generally, the producer will pay CNG a discounted gathering fee in exchange for CNG retaining some or all of the extracted NGLs.

     Natural gas from CNG's Texas Gathering Assets, natural gas gathering assets located in the panhandle of Texas and Oklahoma which were acquired by CNG from Enron subsidiaries, is transported to CNG's processing plants located in the Oklahoma and Texas panhandle area through interstate pipelines, primarily Northern Natural Gas Pipeline ("NNG") and Transwestern Pipeline ("TW").

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Approximately 65% of the natural gas transported by NNG and TW for CNG is subject to firm transportation agreements which obligate the pipelines to give priority to the transportation of CNG's natural gas. The Beaver Gathering System delivers on-system gas to CNG's Beaver Plant and the Hamlin and Shackelford Gathering Systems deliver on-system gas to CNG's Hamlin and Shackelford Plants, respectively. In addition, natural gas may be transported to CNG's processing plants through interruptible transportation agreements with pipelines and third-party natural gas gatherers. Interruptible transportation agreements require the pipelines to deliver natural gas on a "first-come, first-served" basis after satisfaction of commitments under firm transportation agreements.

     Processing. CNG owns interests in and operates six natural gas processing plants. These processing plants complement CNG's gathering operations by enabling CNG to offer to its producers the option of wellhead purchase or processing contracts. The sale of NGLs contributes to the overall earnings of CNG because of the added value from NGL extraction. In addition, natural gas processing complements and diversifies the earnings derived from natural gas sales. CNG's processing plants at present have excess capacity which, if increased natural gas supplies can be obtained, can be utilized to increase CNG revenues with a minimal increase in operating costs. Management of CNG will attempt to obtain the natural gas supplies necessary to utilize such excess capacity and benefit by the resultant efficiency.

     CNG's processing plants extract NGLs and remove water vapor, solids and other contaminants contained in the natural gas stream. Each of these plants is capable of recovering substantially all isobutane, normal butane and natural gasoline components from the natural gas stream. Propane and ethane are CNG's two primary NGL products.

     Beaver Plant. The Beaver Plant was built in 1961. When acquired by CNG in 1990, the Beaver Plant consisted of a 40 MMcf/d design capacity refrigeration plant, capable of extracting approximately 40% of the propane, nearly all of the butane and gasoline, and virtually none of the ethane from the inlet natural gas stream. Average throughput was less than 10 MMcf/d prior to CNG's acquisition of the facility. In 1992, CNG purchased and relocated a 65 MMcf/d cryogenic processing plant to the Beaver Plant.

     The added facility chills natural gas to -155 degrees Fahrenheit and separates the natural gas from the NGLs condensed at the low temperatures. The Beaver cryogenic processing plant currently recovers 95% of the propane, 80% of the ethane and nearly 100% of the heavier butane and natural gasoline from the natural gas stream.

     The design of the Beaver Plant allows for relatively fuel-efficient, low-pollution extraction of a high volume of NGLs from natural gas. The combined cryogenic and refrigeration facilities have a processing capacity of 105 MMcf/d of inlet natural gas and 215 Mgal/d of extracted NGLs. The Beaver Plant's average throughput for 1997 was 70 MMcf/d yielding 200 Mgal/d of NGLs. The Beaver Plant and gathering system have over 24,000 horsepower of gathering and processing compression capability. The cryogenic facilities typically run at full capacity while the refrigeration unit is typically idle.

     The NGLs produced consist of a mixture (commonly known as "Y-Grade") of ethane, propane, isobutane, normal butane and natural gasoline. The Y-Grade mixture is delivered into an NGL pipeline operated by an affiliate of Koch Industries, Inc. which is connected to the Beaver Plant.

     Mocane Plant. The Mocane Plant was built in 1959, was partially updated in 1985 and was acquired by CNG in early 1995. The Mocane Plant is located about 13 miles northwest of the Beaver Plant. The Mocane Plant has a demonstrated inlet natural gas capacity of 200 MMcf/d and is designed to extract up to 280 Mgal/d of NGLs. The Mocane Plant's average throughput for March 1997 was 65 MMcf/d, yielding 101 Mgal/d of NGLs. As a result of CNG's current cost-savings efforts, the Mocane Plant is currently idle.

     The Mocane Plant uses refrigeration and lean oil absorption processes to extract NGLs. Propane recovery is approximately 85% and ethane recovery is approximately 25% with nearly 100% of the heavier butane and natural gasoline being recovered. The Mocane Plant has over 7,500 horsepower of compression used in the NGL extraction process.

     At times when the Mocane Plant is operational, NGLs produced at the Mocane Plant may be sold and delivered to NGL pipelines operated by affiliates of Koch Industries, Inc. and Mapco, Inc. Alternatively, CNG may fractionate the NGLs into the various components at its on-site fractionation facility and deliver these NGLs to purchasers via truck racks. The Mocane Plant has fractionation capacity of 281 Mgal/d. The Mocane facility can produce propane, isobutane, normal butane, natural gasoline and a mixture of ethane and propane.


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     Spearman Plant. The Spearman Plant, a natural gas processing plant, located in Ochiltree County, Texas, was built in 1959 and acquired by CNG in July 1997.

     The current maximum throughput of the Spearman Plant is estimated to be approximately 40 MMcf/d utilizing a refrigerated lean- oil absorption process, producing approximately 68 Mgal/d of NGLs. Although the Spearman Plant is currently idle, during the period October through December, 1997, CNG processed approximately 39 MMcf/d at the Spearman Plant and recovered approximately 62 Mgal/d of NGLs.

     At the Spearman Plant, propane recovery is approximately 70% with nearly 100% of the heavier butane and natural gasoline being recovered. The Spearman Plant does not recover ethane. The Spearman Plant has over 900 horsepower of compression used in the NGL extraction process. Y-Grade produced at the Spearman Plant is sold and delivered in an NGL pipeline operated by an affiliate of Koch Industries, Inc.

     Laverne Plant. The Laverne Plant consists of a 200 MMcf/d cryogenic gas processing facility, complete with liquid fractionation capability and above-ground storage. The plant is located in Harper County, Oklahoma, approximately twenty-one (21) miles east of the Beaver Plant. During the period August through December 1997, the Laverne Plant processed approximately 51 MMcf/d and recovered approximately 108 Mgal/d of NGLs.

     The Laverne Plant is a cryogenic gas processing facility complete with liquid fractionation capability and above-ground storage. Propane recovery is approximately 95% and ethane recovery is approximately 60% under current conditions (the plant is capable of recovering 85% ethane at optimum conditions) with nearly 100% of the heavier butane and natural gasoline being recovered. The Laverne Plant has over 12,400 horsepower of compression used in the NGL extraction process.

     Y-Grade produced at the Laverne Plant may be sold and delivered to an NGL pipeline operated by an affiliate of Koch Industries, Inc. Alternatively, CNG may fractionate the NGLs into the various components at the on-site fractionation facility and deliver these NGLs to purchasers via truck racks. The Laverne Plant has fractionation capacity of 540 Mgal/d. The Laverne fractionation facility can produce propane, isobutane, normal butane, natural gasoline and a mixture of ethane and propane.

     Shackelford and Hamlin Plants. The Shackelford Plant is a 30 MMcf/d capacity refrigerated lean oil absorption plant located near Putnam, Texas. The Hamlin Plant has a capacity of 20 MMcf/d utilizing a propane refrigeration plant and a cryogenic plant and is located near Hamlin, Texas. Together the Shackelford and Hamlin Plants are capable of extracting 290 Mgal/d of NGLs.

     At the Shackelford Plant propane recovery is approximately 85% and ethane recovery is approximately 20% with nearly 100% of the heavier butane and natural gasoline being recovered. The Shackelford Plant has over 340 horsepower of compression used in the NGL extraction process. At the Hamlin Plant, propane recovery is approximately 98%, ethane recovery is approximately 85% with nearly 100% recovery of the heavier butanes and natural gasoline. The Hamlin Plant has over 1,500 horsepower of compression used in the NGL extraction process.

     Y-Grade produced at the Hamlin Plant is sold and delivered to an NGL pipeline operated by an affiliate of Mobil Oil Corporation. Y-Grade produced at the Shackelford Plant is sold and delivered to an NGL pipeline operated by an affiliate of Koch Industries, Inc.

SALES AND MARKETING

     Natural Gas Marketing. CNG markets natural gas to local distribution companies ("LDCs"), marketing affiliates of pipeline companies, electric utilities, various business and industrial end-users and other natural gas marketers. A portion of the natural gas which CNG markets is produced in the Oklahoma and Texas panhandle area and is transported from CNG's plants through pipeline interconnections with ANR Pipeline Company ("ANR"), Williams Natural Gas Company ("WNG"), NNG and Colorado Interstate Gas Company ("CIG"). Additional volumes of natural gas which CNG markets are produced at the Hamlin and Shackelford Plants and are sold at the outlet of such Plants. The Hamlin Plant interconnects with Lone Star Pipeline and Transok, L.L.C.'s Palo Duro System. The Shackelford Plant interconnects with Loan Star Pipeline and a pipeline operated by Valero. In addition, CNG purchases and resells off-system gas on numerous pipeline systems.

     During the year ended December 31, 1997, CNG delivered natural gas to approximately 150 customers located in 12 states. In 1997, CNG delivered an average of approximately 289 MMcf/d and had natural gas sales revenues of approximately $290 million. No

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one customer accounted for more than 10% of total natural gas sales revenues during 1997. During 1997 and 1996, CNG experienced average daily natural gas sales of 224 MMcf/d and 165 MMcf/d, respectively. Sales growth in 1996 and 1997 has resulted largely from CNG's hiring of four additional marketing representatives during the period of May 1, 1996 to the present.

     CNG sells natural gas under sales agreements which may be classified by (i) the duration of the contract, (ii) pricing terms and (iii) the nature of the delivery obligations. "Term" contracts have a duration in excess of one month, "spot" contracts have a duration of one month or less and "peaking" contracts apply during short periods of high demand. CNG sells natural gas at "fixed" prices or at "index" prices which vary on a month-to-month basis with market conditions. Under "baseload" contracts CNG is required (subject to extremely limited exceptions) to deliver a specific volume of natural gas, while under "best efforts" contracts delivery obligations may be suspended at the option of CNG or the purchaser. Due to varying market conditions, the "mix" of CNG's sales agreements vary substantially from time to time.

     Transportation. CNG arranges for transportation of the natural gas it markets from the supplier's point of receipt to the sales customer's delivery point. To facilitate the transportation of its natural gas CNG must schedule, nominate and monitor transportation availability on a continual basis. CNG believes that its knowledge of the pipeline network within its market area is an important element in its success as a natural gas marketer. This allows CNG to provide its suppliers with multiple outlets for their natural gas and, in times of changes in demand or supply due to weather or other factors, to route natural gas to areas where higher sales prices may be achieved. In an effort to improve profit margins, CNG attempts to reduce transportation charges by taking advantage of its broad array of transportation arrangements and by negotiating Capacity Release, storage and competitive transportation discounts.

     CNG transports natural gas on interstate pipelines under interruptible and firm transportation agreements. Under interruptible transportation agreements, a pipeline is usually obligated to transport on a non-discriminatory basis up to a specified maximum quantity of natural gas, subject to available capacity. In return, CNG pays a transportation fee based on the quantity of natural gas actually transported. An interruptible transportation agreement may provide the customer with priority over other interruptible shippers based on the rate paid and subject to the availability of capacity not utilized by parties shipping under firm transportation agreements.

     As of December 31, 1997, CNG had over 150 interruptible transportation contracts. The majority of off-system gas purchased and sold by CNG is transported under interruptible transportation arrangements.

     Under firm transportation agreements, a pipeline is obligated to transport up to a specified maximum quantity of natural gas without interruption, except upon the occurrence of a force majeure event. Certain of CNG's customers, including LDCs and electric utilities, and some of CNG's long-term supply contracts require dependable transportation services provided under firm transportation agreements. Some customers who purchase natural gas from CNG transport such natural gas under their own transportation arrangements, while other customers require or allow CNG to arrange for such transportation services on their behalf.

     Under contractual arrangements with pipelines, CNG is required to balance its deliveries and receipts from each pipeline on a monthly or daily basis. The pipelines are authorized to impose "imbalance penalties" in the event that CNG's deliveries or receipts from any pipeline are not balanced on a monthly or daily basis. These penalties are typically quite severe. In addition, CNG may be required to purchase or sell natural gas at unacceptable prices in the event it has not accurately balanced its deliveries or receipts from the pipeline (i.e. it must purchase natural gas to make up deficient volumes or sell natural gas to reduce excess volumes).

     Due to regulatory changes resulting from Order 636 of the FERC, the availability of firm transportation has increased, while the availability of interruptible transportation on certain pipelines has decreased. In particular, Order 636 permits current holders of pipeline firm transportation rights, generally LDCs and large end-users, either to enter into Capacity Releases (firm transportation which one has acquired by purchase or assignment from another party on a particular pipeline) of dedicated capacity with replacement shippers or to turn that capacity back to the pipeline to be posted on an electronic bulletin board for sale. Typically, LDCs sell Capacity Release during periods of low demand and compete with released capacity by other LDCs or the pipeline's unsubscribed capacity. As a result, CNG is often able to purchase Capacity Release at a discount from posted rates.

     NGL Marketing. CNG presently sells NGLs primarily to wholesale markets with some sales in the local retail market. In 1997, CNG hired an NGL marketer with the intent of realizing higher margins on NGLs through increased sales to the retail market and increasing the marketing of third-party NGLs. Generally, prices for NGLs tend not to vary directly with natural gas prices, but more closely follow the prices of crude oil derivatives. Processing margins increase when natural gas prices are lower in relation to NGL

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prices. CNG had NGL sales of approximately $46 million in 1997 on NGL average volumes of 387 Mgal/d compared to NGL sales of approximately $37 million in 1996 on NGL average volumes of 265 Mgal/d.

     NGLs are typically used as petrochemical feedstocks, petroleum refinery blendstocks or fuel. Petrochemical plants use ethane, propane, butane and natural gasoline in the production of ethylene, which is used in the manufacture of plastics, building materials, automobile antifreeze and other products. Refineries use normal butane and isobutane as motor fuel additives. Propane has agricultural applications and is used as fuel for household consumption, vehicles and industrial heaters and boilers.

     As feedstock, demand for NGLs is influenced by the demand for the end products in which they are used. Also, the demand for normal butane and isobutane, which are important feedstocks for the production of the oxygenate, methyl tertiary butyl ether ("MTBE"), is expected to increase as demand for MTBE increases in gasoline production. The required use of oxygenates in motor gasoline under the Clean Air Act Amendments of 1990 in many parts of the United States is expected to increase demand for MTBE. Seasonal requirements of purchasers using NGLs as a fuel source also affect demand. NGL production is dependent upon the supply and NGL content of domestic natural gas. The market price of NGLs relative to natural gas affects the volume of natural gas processed and the NGLs extracted from the natural gas. Certain NGLs are produced outside North America and imported by ship, which may from time to time affect NGL prices.

     Risk Management Activities. CNG uses risk management tools to reduce commodity price risk for (i) purchases of natural gas to replace fuel and shrinkage in connection with processing operations and (ii) its NGL and natural gas sales. With respect to fuel and shrinkage for processing operations CNG examines the prevailing price environment on an ongoing basis to determine if opportunities exist to lock-in prices for replacement natural gas at levels acceptable to CNG. CNG's management is responsible for monitoring the price environment for replacement natural gas and makes any decisions necessary to implement CNG's hedging strategies.

     CNG employs several procedures to manage its risk with respect to the purchases and sales of natural gas. CNG's principal strategy is to balance purchases and sales of natural gas on a daily and monthly basis. This means on any given day or in any given month CNG has commitments to purchase and sell approximately the same volume of natural gas. This strategy is accomplished through active management and monitoring of natural gas supply and sales through CNG's natural gas marketing department.

     A second strategy employed by CNG to manage risk is to enter into contracts for the "back-to-back" purchase and sale of natural gas. Under this strategy, CNG enters into natural gas purchase contracts and natural gas sales contracts for a corresponding volume of natural gas. CNG thereby locks in its profit and also locks in a supply of natural gas in order to assure performance under the applicable sales contract.

     Finally, CNG enters into other hedging transactions with respect to its fixed price purchases and sales of natural gas, which constitute less than 10% of its total purchases and sales. These transactions include futures contracts, swaps and basis agreements and other arrangements common in the financial markets. CNG consistently has hedging positions to cover substantially all of its purchases and sales under fixed price agreements.

     CNG generally does not use hedging transactions for speculative purposes. CNG has, however, on certain occasions taken open positions on carefully selected arbitrage opportunities. While these occasions have been relatively few and are carefully reviewed by CNG's management, CNG believes that the competitive information it obtains from its energy marketing activities allows it to take advantage of certain opportunities in the market. CNG's management oversees all hedging activity of CNG. A daily book on all positions is maintained and daily and monthly reports are given to management. See Note 15 to the CNG Financial Statements included herein.

     In addition to the risk associated with price movements, credit risk is also inherent in CNG's risk management activities. Credit risk relates to the risk of loss resulting from the nonperformance of a counterparty of its contractual obligations. CNG maintains credit policies with regard to counterparties that CNG believes significantly minimize overall credit risk. These policies include the thorough review of potential counterparties' financial condition, collateral requirements under certain circumstances, monitoring of net exposure to each counterparty and the use of standardized agreements which allow for the netting of positive and negative exposures associated with each counterparty.

     Electric Power Marketing. CNG formed Continental Energy Services, L.L.C. ("CES") in 1996 to pursue electric power marketing opportunities that are being created as the domestic electric power industry becomes increasingly deregulated pursuant to the Energy

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Policy Act of 1992 and certain actions taken by the FERC (including implementation of wholesale open access under Order 888) and public utility commissions in various states. As a condition to the Merger, CNG intends to relinquish the Power Marketing Certificate which was issued by FERC in December 1996.

OPERATIONAL RISKS AND INSURANCE

     CNG's operations are subject to potential hazards incident to the gathering, processing, separation and storage of natural gas and NGLs, such as explosions, product spills, leaks, emissions and fires. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage, and may result in curtailment or suspension of operations at the affected facility.

     CNG maintains general public liability, property and business interruption insurance in amounts that it considers to be adequate for such risks. Such insurance is subject to deductibles that CNG considers reasonable and not excessive. Consistent with CNG's proactive approach to risk management, CNG's pollution liability policies not only provide protection for sudden and accidental occurrences, but also, subject to the policy terms and conditions, provide protection for gradual pollution incidents occurring over time.

     The occurrence of a significant event for which CNG is not fully insured or indemnified, and/or the failure of a party to meet its indemnification obligations, could materially and adversely affect CNG's operations and financial condition. Moreover, no assurance can be given that CNG will be able to maintain adequate insurance in the future at rates it considers reasonable. To date, however, CNG has maintained adequate coverage at reasonable rates and has experienced no material uninsured losses.

 COMPETITION

     CNG faces intense competition in obtaining natural gas supplies for its gathering and processing operations and in marketing its products and services. Principal competitors include marketing affiliates of interstate pipeline companies, national and local natural gas gatherers and marketers of varying sizes, financial resources and experience. Many of CNG's competitors have capital resources and control supplies of natural gas substantially greater than those of CNG.

     CNG competes against other companies in the natural gas processing business both for supplies of natural gas and for customers to which it sells its products. Competition for natural gas supplies is based primarily on price, location of natural gas gathering facilities and gas processing plants, line pressures, operating efficiency, reliability and quality producer relationships. Competition for sales customers is based primarily on price, delivery capabilities, reliability, price flexibility and maintenance of quality customer relationships.

     CNG's fractionation business competes against other fractionation facilities that serve local markets. Competitive factors affecting its fractionation business include proximity to customers, quality of NGL products, price, efficiency and reliability of service.

     In marketing its products and services, CNG has numerous competitors, including marketing affiliates of major interstate pipelines, major natural gas producers, and local and national gatherers and marketers of widely varying sizes, financial resources and experience. Marketing competition is primarily based upon reliability, transportation, flexibility and price.

GOVERNMENTAL REGULATION

     Currently, federal, state and local regulations do not materially affect the purchase and sale of natural gas and the fees received for gathering and processing by CNG. Therefore, except as constrained by competitive factors and contracts, CNG has considerable pricing flexibility. However, federal, state and local laws and regulations, directly or indirectly, govern some aspects of the operations of CNG. These laws and regulations may in the future have a significant impact upon CNG's overall operations.

     In 1992, the FERC issued Order 636 which generally opens access to interstate pipelines by requiring the operators of such pipelines to unbundle their transportation services from sales services and allow customers to choose and pay for only the services they require, regardless of whether the customer purchases natural gas from such pipeline or from other suppliers. Order 636 also requires upstream pipelines to permit downstream pipelines to assign upstream capacity to their suppliers, and places analogous, unbundled requirements on the downstream pipelines. This mandated access to interstate pipelines was and is of vital importance to CNG's off-system gas business and to the delivery of natural gas from the Texas Gathering Assets to its processing plants in Oklahoma. A change in such regulation could adversely affect these portions of CNG's business.

     The FERC retains jurisdiction over the interstate transportation of natural gas and of liquid hydrocarbons, such as NGLs and product streams derived therefrom. The gathering and processing of natural gas for the removal of liquids currently is not viewed by the FERC as an activity subject to its jurisdiction. If a processing plant's primary function is extraction of NGLs and not natural gas transportation, the FERC has traditionally maintained that the plant is not a facility for transportation or sale for resale of natural gas in interstate commerce and, therefore, is not subject to jurisdiction under the Natural Gas Act of 1938 (the "NGA").

     The NGA exempts natural gas gathering facilities from the jurisdiction of the FERC. Interstate transmission facilities, on the other hand, remain subject to the FERC jurisdiction. The FERC has historically distinguished between these two types of facilities on a fact- specific basis. CNG believes that its gathering facilities and operations meet the current tests that the FERC uses to determine a nonjurisdictional gathering facility status. While certain recent cases have applied these tests in a manner supporting CNG's view that the FERC lacks jurisdiction over its gathering facilities, these cases are, however, still subject to rehearing and appeal. In addition, the FERC's articulation and application of the tests used to distinguish between jurisdictional pipelines and nonjurisdictional gathering facilities have varied over time. While CNG believes the current definitions create nonjurisdictional status for CNG's gathering facilities, no assurance can be given that such facilities will remain classified as natural gas gathering facilities and the possibility exists that the rates, terms, and conditions of the services rendered by those facilities, and the construction and operation of the facilities, will be subject to regulation by the FERC.

     Two complaints were filed with the FERC in which parties alleged that the FERC should regulate the rates and operations of certain aspects of CNG's business (GPM Gas Corporation v. Continental Natural Gas, Inc., Docket No. C96-495-000; Plant Owners v. Continental Natural Gas, Inc., Docket No. CP96-577-000). The persons initiating these proceedings alleged that the use of the CNG's facilities to receive natural gas from, and deliver natural gas to, interstate pipelines renders those facilities subject to FERC's jurisdiction. On September 12, 1997, the FERC issued an Order Denying the Complaint filed by GPM. On the same day the FERC issued an Order on the Complaint filed by the Plant Owners. The second Order issued by FERC determined that an eleven mile section of pipeline (the "Residue Line") from Registrant's Beaver Plant to an interconnection with an interstate pipeline operated by ANR Pipeline Company is subject to FERC jurisdiction. The second Order also indicated that the FERC would exempt the Residue Line from the FERC's reporting and rate-making regulations.

     On December 1, 1997, CNG filed its Application for Section 7 Certificate and blanket certificate under the Natural Gas Act (the "NGA"). In its application, CNG requested a waiver of filing and rate-making requirements under the NGA. On April 22, 1998, the Federal Energy Regulatory Commission entered its Order Issuing Certificates as requested in CNG's application. On April 30, 1998, CNG formally accepted the requested certificates. In its Order Issuing Certificates the FERC exempted CNG from certain filing requirements (including the requirement to file tariff sheets) in connection with the Residue Line so long as CNG transports natural gas solely on its own behalf. CNG must seek additional approval from the FERC and will be subject to additional filing and rate-making requirements in the event CNG transports gas on behalf of third parties.

     Traditionally, the FERC has regulated the rates for gathering service performed by interstate pipelines and their affiliates. In 1995, the FERC held that interstate pipeline affiliates that performed gathering services could have their rates and services deregulated. In addition, the FERC established a two-year default (i.e., transition) period during which the new owners of gathering facilities formerly owned by interstate pipelines would have to provide service at the same rates and on the same terms and conditions as was provided by the pipelines. As a result, many interstate pipelines have transferred their facilities to gathering affiliates or sold them to third-parties. On August 2, 1996, the United States Court of Appeals for the District of Columbia Circuit upheld the FERC's decision to deregulate gathering but voided the two year default period. As a result, there could be numerous additional unregulated gathering companies. Certain of those gathering companies may compete with CNG. Notwithstanding the decision of the D.C. Circuit, many owners of facilities acquired from interstate pipelines have committed to continue providing service at the same rates and on the same terms and conditions during the default period. At the expiration of these default periods, it is possible that the cost of gathering service paid by CNG could increase substantially. In addition, CNG (as a shipper on these systems) could be placed at a competitive disadvantage vis-a-vis the owner of the gathering facilities in acquiring natural gas and NGLs. It should be noted that the Texas Gathering Assets were freed of the FERC-mandated rate controls when their associated default period expired at the end of 1997. As competition permits, CNG intends to increase the rates which it charges for gathering services with respect to the Texas Gathering Assets. Moreover, CNG does not believe that it will be affected by any action taken by the FERC with respect to gathering materially differently than any other producers, gatherers, processors or marketers with which it competes.

     Construction of some of CNG's gathering pipelines are subject to federal safety standards promulgated by the Department of Transportation ("DOT") under applicable federal pipeline safety legislation (including the "Pipeline Safety Act") as supplemented by various state safety statutes and regulations. In addition, certain of CNG's pipeline operations are subject to DOT reporting requirements. To CNG's belief only the ANR Residue Line and a short segment of pipeline associated with the Shackelford Gathering System are subject to DOT construction standards and reporting requirements. Nonetheless, CNG constructs all of its gathering lines in compliance with DOT construction standards.

     CNG is required by the DOT to conduct drug tests in connection with the operation of DOT-regulated facilities. Although not required, CNG currently conducts drug tests of all field personnel in compliance with DOT standards.

     Certain activities of CNG could be subject to regulation by the Texas Railroad Commission ("RRC") pursuant to its jurisdiction over common purchasers and natural gas utilities or its jurisdiction over the transportation and gathering of natural gas. CNG is a "common purchaser" under Texas law. It is not presently registered as a "gas utility" though no assurance can be given that it will not at some future time be required to register as such.

     Although the RRC does not regulate the activities of CNG at this time, the RRC has authority to regulate the volumes of natural gas purchased by common purchasers and the rates charged for the intrastate transportation, gathering and sale of natural gas by gas utilities in Texas. Under the Gas Utility Regulatory Act and other Texas statutes, the RRC has the duty to ensure that rates for the transportation, gathering and sale of natural gas are just and reasonable and gas utilities are prohibited from charging rates that are unreasonably preferential, prejudicial or discriminatory. CNG believes that its activities are in compliance with applicable laws and regulations.

     CNG's Oklahoma operations are subject to regulation by the State of Oklahoma. The majority of these regulations are administered by the Oklahoma Corporation Commission ("OCC"). Any entity engaged in the business of carrying or transporting natural gas by pipeline is declared to be a common carrier under Oklahoma law and is prohibited from any unjust or unlawful discrimination in the carriage, transportation or delivery of natural gas. Although Oklahoma law may be sufficiently broad to permit the OCC to set rates and terms of service for the transportation and delivery of natural gas involving CNG's Oklahoma assets, the OCC has not done so to date. There can be no assurance that the OCC will not do so in the future. Recent Oklahoma legislation prohibits entities which gather natural gas for hire from charging any fee which is unjustly or unlawfully discriminatory. CNG does not expect this legislation to have any significant impact on CNG's operations.

     An entity carrying or transporting natural gas by pipeline which is engaged in the business of purchasing natural gas is declared to be a common purchaser under Oklahoma law and is required to purchase without discrimination in favor of persons or price all natural gas in the vicinity of its lines. Ratable purchase is required if a purchaser is unable to purchase all natural gas offered. To date, such legislation has not had any significant effect on CNG's Oklahoma operations.

     The OCC and the RRC regulate the amount of natural gas which producers can sell or deliver to CNG. Currently, substantially all natural gas received by CNG in its Oklahoma and Texas operations is produced from wells for which the OCC or RRC establish allowable rates. To date, CNG has not experienced any material reductions in available supplies due to these regulations. Nevertheless, future regulations could materially affect CNG's ability to purchase natural gas supplies.

     The Federal Power Act regulates the transmission of electric power in interstate commerce and sales of electric power for resale. The FERC asserts jurisdiction over such sales, but allows electric power marketers such as Continental Energy Services, L.L.C. ("CES") to make wholesale sales at market-based rates. Pursuant to the terms of the Merger Agreement, CES has agreed to abandon its Power Marketing Certificate issued by the FERC in December, 1996.

ENVIRONMENTAL MATTERS

     CNG is subject to environmental risks normally incident to the operation and construction of gathering lines, pipelines, plants and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products. These environmental risks include uncontrollable flows of natural gas, fluids and other substances into the environment, explosions, fires, pollution and other environmental and safety risks. The following is a discussion of certain environmental and safety concerns related to CNG. It is not intended to constitute a complete discussion of the various federal, state and local statutes, rules, regulations, or orders to which CNG's operations may be subject. For example, CNG, without regard to fault, could incur liability under the Comprehensive Environmental

Response, Compensation, and Liability Act of 1980, as amended (also known as the "Superfund" law), or state counterparts, in connection with the disposal or other releases of hazardous substances and for damage to natural resources. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this will likely continue in the future.

     CNG's activities in connection with the operation and construction of gathering lines, pipelines, plants, storage caverns, and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products are subject to environmental and safety regulation by federal and state authorities, including, without limitation, the state environmental agencies and the EPA, which can increase the costs of designing, installing and operating such facilities. In most instances, the regulatory requirements relate to the discharge of substances into the environment and include measures to control water and air pollution.

     Environmental laws and regulations may require the acquisition of a permit or other authorization before certain activities may be conducted by CNG. These laws also include fines and penalties for non-compliance. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species or other protected areas. CNG is also subject to other federal, state, and local laws covering the handling, storage or discharge of materials used by CNG, or otherwise relating to protection of the environment, safety and health. CNG believes that it is in material compliance with all applicable environmental laws and regulations. CNG periodically conducts environmental assessments of its assets and is not aware of any material environmental problems requiring remediation. Because the requirements imposed by environmental laws and regulations frequently change, CNG is unable to predict the ultimate costs of compliance with such requirements or whether the incurrence of such costs would have a material adverse effect on the operations of CNG.

     In March 1992, an environmental site assessment of the Laverne Plant indicated the presence of hydrocarbon contaminated groundwater underlying a portion of the plant site. Under the direction of the Oklahoma Corporation Commission in Cause No. PD-920024760 and based on the results of a pilot remediation project, a plan has been developed to remediate the site utilizing a biofiltration process to be installed at an estimated cost of $1 million. Based on CNG's recent acquisition of additional interests in the Laverne Plant, CNG's share of this total cost is expected to be approximately $250,000.

EMPLOYEES

     As of December 31, 1997, CNG had 150 employees. Of these, 96 employees are located in the field (72 of such employees provide general operational and maintenance activities in the panhandle region of Oklahoma and Texas and 24 of such employees provide general operational and maintenance activities in north central Texas), while the balance are located at CNG's executive offices in Tulsa, Oklahoma, and are engaged in gas marketing activities, plant supervision or accounting and administration. CNG considers its relations with employees to be excellent.

PROPERTIES

     Gathering Systems and Processing Plants. As of December 31, 1997, CNG had approximately 2,000 miles of natural gas gathering pipelines, interest in six natural gas processing plants, each of which has extraction equipment and two of which have fractionation equipment and 102 compressor units located at 60 field stations and its six plant sites.

     The following table provides information concerning CNG's natural gas processing plants and gathering systems:






                     Acquired or                   Average Natural               Average
                     placed into                   Gas Throughout            NGL Production
                    service as of  DESIGN          --------------            --------------
                       June 30,   CAPACITY       1997         1996          1997        1996
                    ------------- --------
                        1998      MMCF/D       MMCF/D       MMCF/D        MGAL/D      MGAL/D
                        ----      ------       ------       ------        ------      ------
PROCESSING PLANTS
   Beaver Plant         1990       105           70           65           180         158
Mocane Plant            1995       200           65           64           101         106
 ........
Spearman Plant          1997        40(1)        30           N/A           51(1)      N/A
 ........
Laverne Plant(2)        1997       220(3)        51           N/A          108(3)      N/A
 ........
Shackelford Plant       1997        30(4)       114           N/A           37(4)      N/A
 ........
Hamlin Plant            1997        20(4)        74           N/A           61(4)      N/A
 ........
GATHERING SYSTEMS
Beaver-Mocane
  Gathering             1990       195           25           25            N/A        N/A
 ........
Texas Gathering
  Assets                1996       188           88           54            N/A        N/A
Shackelford System      1997        50           11           N/A           N/A        N/A
 ........
Hamlin System           1997        30          7.3           N/A           N/A        N/A
Vintage System          1997        16            6           N/A           N/A        N/A
 ........
Choctaw Thrust
  System                1998        --          N/A           N/A           N/A        N/A
(5).............
Northeast Wilburton
  System........        1998        --          N/A           N/A           N/A        N/A
Panola System.........  1998        --          N/A           N/A           N/A        N/A


----------

(1) The Mocane Plant is currently idle.
(2) For the period October through December, 1997.
(3) CNG owns approximately an undivided 67% interest in the Laverne Plant. CNG serves as operator of the Laverne Plant.
(4) For the period August through December, 1997.
(5) CNG acquired Taurus at the end of November 1997. Volumes are for the month of December 1997.
(6) CNG owns an undivided 1/3 interest in the Choctaw System. CNG serves as operator of the Choctaw system.

     CNG owns approximately 43 acres of land at its Beaver Plant site, approximately 40 acres at its Mocane Plant site, approximately 30 acres at its Spearman Plant site, approximately 10 acres at its Shackelford Plant site and approximately 8 acres at its Hamlin Plant site. Approximately 50 acres are held in connection with operation at the Laverne Plant. While this real property is necessary in order to operate CNG's plants, it does not contribute significantly to the value of CNG.

     CNG's gas processing plants are fed directly by a network of low and intermediate pressure steel and polypipe gas gathering pipelines. The Beaver Gathering System consists of approximately 300 miles of pipelines connecting over 100 wells for ultimate delivery to CNG's Beaver and Mocane Plants. Approximately 30% of the Beaver and Mocane Plants' current throughput originates from the Beaver Gathering System. CNG's Texas Gathering Assets extend for approximately 800 miles across the northern Texas Panhandle providing substantial gathering exposure along the western edge of the Anadarko Basin, south of its existing processing plants in the Panhandle Area. Approximately 500 wells are connected to the Texas Gathering Assets for redelivery to the interstate pipelines of either NNG or TW. The Texas Gathering Assets, which are steel pipelines, operate at low pressures.

     CNG installed two pipelines connecting the Mocane Plant to the Beaver Plant in 1995. These pipelines allow CNG to optimize processing capacity utilization by shifting raw and processed natural gas between the Beaver and Mocane Plants. As part of an overall effort to save operating costs, CNG has suspended operations at the Mocane Plant and transports all such natural gas for processing at the Beaver Plant. In addition, CNG has constructed approximately 27 miles of residue interconnect line, connecting the Beaver Plant to the ANR, WNG and CIG interstate pipelines, thus expanding the markets for CNG's on-system gas.

     CNG's operations in the Oklahoma and Texas panhandle area consist of the Beaver, Mocane, Laverne and Spearman Plants, natural gas gathering systems, compression equipment, NGL storage, fractionation and truck terminal facilities (the Mocane and Spearman Plants are currently idle). CNG believes that this area has favorable production, supply and market access characteristics.

     CNG's operation in North Central Texas consist of the Shackelford Plant and Gathering System and the Hamlin Plant and Gathering System. The Shackelford Gathering System consists of approximately 250 miles of gathering lines connecting approximately 250 wells for ultimate delivery to the Shackelford Plant. The Hamlin Gathering System collects natural gas from approximately 450 wells utilizing 500 miles of pipelines -- gas collected on the Hamlin Gathering System is delivered to the Hamlin Plant for processing.

     Compression and Storage Facilities. In connection with the operation of its gathering systems, CNG operates 102 compressor units located at 60 field stations and six plant sites with approximately 63,000 horsepower of natural gas compression. Compressors are used to boost natural gas produced and gathered at low field pressure to higher pipeline pressures. Approximately 31% of CNG's compression capacity is leased under various capital lease agreements. Under such capital lease agreements, CNG makes approximately $1.8 million per year in payments. The terms under such capital leases range from 1998 to 2003 at which time CNG has an option to purchase (generally at a nominal price) the leased equipment. CNG continues to enter into capital lease agreements for compression and other natural gas processing equipment. Under its credit facility, CNG is permitted to incur capital lease obligations which require annual payments of up to $3 million per year.

     Corporate Offices. CNG leases its Tulsa, Oklahoma headquarters under a commercial office lease covering approximately 28,832 square feet, expiring in September 2002. The annual rental payments are approximately $313,589. CNG also has a local marketing office in Houston, Texas and a local operations office in Dallas, Texas.

LEGAL PROCEEDINGS

     On May 31, 1998, CNG was served with a summons in a lawsuit initiated by Aurora National Gas, L.L.C. and filed in Dallas, Texas (Aurora Natural Gas L.L.C. v. Continental Natural Gas, Inc. and Gary C. Adams, Case No. DV-98-3831, District Court of Dallas County, Texas, 68th Judicial District). CNG has removed the case to federal court in Dallas, Texas and has filed pleadings in federal court to (i) dismiss Gary C. Adams as a defendant and (ii) transfer the case to federal court in Tulsa, Oklahoma. Aurora has filed a motion in federal court to remand the case to state court. CNG does not know whether any of these motions will be granted.

     Aurora's lawsuit is based on a gas purchase contract which CNG entered into with Gothic on January 23, 1998. Aurora alleges that it had a prior contract with Gothic and that CNG "tortiously interfered" with Aurora's contract. This lawsuit is in the early stages of discovery it is not possible to fully evaluate Aurora's claims. After consultation with CNG's trial counsel, management believes that CNG will prevail on the claims made by Aurora and intends to vigorously defend this lawsuit--accordingly, the outcome of this lawsuit is not likely to have a material effect on the financial condition, results of operations or prospects of CNG. However, CNG cannot guarantee an outcome favorable to CNG.

     CNG is at various times a party to additional claims and involved in various other litigation and administrative proceedings arising in the normal course of business. CNG believes it is unlikely that the final outcome of any of the claims, litigation or proceedings discussed above to which CNG is a party would have a material adverse effect on CNG's financial position or results of operations; however, due to the inherent uncertainty of litigation, CNG cannot give assurance regarding the effect on CNG of an adverse resolution of any particular claim or proceeding.

MANAGEMENT OF CNG

     The current officers and directors of CNG and their ages as of August 31, 1998, are as follows:

       NAME                     AGE        POSITION
       -------------            ---        --------
       Gary C. Adams             47        Chairman, President, Chief Executive
                                           Officer and Director(1)
       Scott C. Longmore         38        Vice President of Marketing and
                                           Director
       Terry K. Spencer          38        Vice President of Marketing and
                                           Director
       Garry D. Smith            41        Vice President, Controller and
                                           Director(2)
       William W. Pritchard      47        Director(1)(2)
       William H. Bauch          36        Director(1)(2)

-----------

(1) Member of the Compensation Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

     GARY C. ADAMS has been CNG's Chairman of the Board since his founding of CNG in 1983. In 1994 he assumed the role of Chief Executive Officer, and in March 1997, was elected President. Mr. Adams is also Chairman of Adams Affiliates, which is engaged in different segments of the oil and gas industry. Most of Mr. Adams' 25-year career has been spent in the oil and gas industry. Prior to his association with Adams Affiliates, Mr. Adams served as Executive Vice President of OKC Corporation, then a New York Stock Exchange listed company, where he was responsible for its oil and gas operations. Mr. Adams graduated from the

University of Kansas in 1973 with a Bachelor of Science degree in Business Administration. Mr. Adams is the son of the late K.S. "Boots" Adams, former Chairman of Phillips Petroleum Company.

     SCOTT C. LONGMORE has been Vice President of Marketing of CNG since 1988 and was elected to the Board of Directors of CNG in March 1997. His primary responsibilities are to supervise the acquisition of markets, supplies and storage, the transportation of natural gas and risk management activities. Prior to joining CNG in 1987, Mr. Longmore was employed with Cabot Energy Marketing Corporation, where he served as a gas marketing and supply representative. Mr. Longmore has 12 years of experience in the natural gas marketing business. Prior to Cabot, he was an independent petroleum landman in Oklahoma. Mr. Longmore graduated from the University of Oklahoma in 1982 with a Bachelor of Business Administration degree in Petroleum Land Management.

     GARRY D. SMITH has been Vice President and Controller of CNG since 1990 and was elected to the Board of Directors of CNG in March 1997. He is responsible for managing the financial and accounting functions of CNG. Prior to joining CNG in 1988, Mr. Smith served in various capacities at Mustang Fuel Corporation, including management of the financial and oil and gas revenue accounting functions. He received his Bachelor of Science degree in Accounting from Central Oklahoma State University in 1979, and his Masters of Business from the University of Oklahoma in 1987. Mr. Smith is a Certified Public Accountant and a Certified Management Accountant.

     TERRY K. SPENCER has been Vice President of Operations of CNG since 1991 and was elected to the Board of Directors of CNG in March 1997. He is responsible for the management of pipeline and plant operations, engineering design and construction, new project development, reservoir engineering and economic evaluation. Prior to joining CNG in 1989, Mr. Spencer served as Manager of Project Development for Stellar Gas Company and held various engineering-related positions in Delhi Gas Pipeline Corporation. Mr. Spencer earned his Bachelor of Science degree in Petroleum Engineering from the University of Alabama in 1981.

     WILLIAM W. PRITCHARD became a member of the Board of Directors of CNG and the Compensation and Audit Committees of the Board on August 6, 1997. Mr. Pritchard has more than 21 years of experience in the domestic and international oil and gas industry. Beginning in 1976, Mr. Pritchard assumed various managerial positions with Parker Drilling Company, a New York Stock Exchange company, serving its domestic and international operations, and in 1984 he became Vice President and General Counsel with Parker Drilling, positions he held until he concluded his tenure at Parker in 1996. Mr. Pritchard became Of Counsel to the law firm of Hall, Estill, Hardwick, Gable, Golden & Nelson P.C. ("Hall, Estill") in 1996 and his corporate practice focuses on acquisitions, contracts, securities law and other legal matters related to the oil and gas industry. Mr. Pritchard received a Bachelor of Arts from the University of Kansas and a Juris Doctorate from the University of Tulsa.

     WILLIAM H. BAUCH became a member of the Board of Directors of CNG and the Compensation and Audit Committees on August 6, 1997. Mr. Bauch has been Managing Director in the corporate finance department of CIBC Oppenheimer (previously Senior Vice President with Oppenheimer & Co., Inc. which was subsequently acquired by CIBC Corp.) since 1996. Prior to that, he was a Vice President in the investment banking department of Prudential Securities Incorporated from 1994 to 1996, a Vice President with Jefferies & Company, Inc. from 1993 to 1994 and a Vice President with Howard, Weil, Labouisse & Friedrichs from 1991 to 1993. He holds a Bachelors of Accountancy and Juris Doctorate degrees from the University of Mississippi and a Masters of Law degree from the New York University School of Law.

EXECUTIVE COMPENSATION

     The following table sets forth the cash and non-cash compensation for fiscal years 1995, 1996 and 1997 awarded to or earned by (i) the individual who served as CNG's Chief Executive Officer ("CEO") in fiscal year 1997; and (ii) CNG's three most highly compensated executive officers, other than the CEO, who were serving as executive officers for fiscal year 1997. CNG had no other executive officers for fiscal year 1997:



                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                                                           COMPENSATION
                                                                                              AWARDS
                                                                                           ------------
                                                                                            # OF SHARES
                                               ANNUAL COMPENSATION(1)                                     UNDERLYING
                                 --------------------------------------------------


                                                                                STOCK
NAME AND PRINCIPAL                                               OTHER ANNUAL   OPTION        ALL OTHER
    POSITION           YEAR              SALARY       BONUS      COMPENSATION(4)GRANTED     COMPENSATION
Gary C. Adams                  1997       ---         ---            --- (1)     ---        $  150,000(2)
  Chief Executive              1996       ---         ---            --- (1)     ---        $  150,000(2)
  Officer                      1995       ---         ---            --- (1)     ---        $  150,000(2)

Scott C. Longmore              1997    $127,203    $ 73,949          ---         ---             ---
  President of                 1996    $ 97,500    $152,842       $16,800(3)    68,000           ---
   Marketing                   1995    $ 94,845    $146,266          ---         ---             ---

Garry D. Smith                 1997    $131,488    $ 12,151          ---         ---             ---
  Vice President               1996    $104,195    $ 80,293       $12,600(3)    68,000           ---
   And Controller              1995    $101,773    $ 14,871          ---         ---             ---

Terry K. Spencer               1997    $127,203    $ 12,151          ---         ---             ---
  Vice President               1996    $ 94,500    $ 80,293       $12,600(3)     ---             ---
   Of Operations               1995    $100,733    $ 93,625          ---         ---             ---

(1) CNG was charged a fee of $137,000 and $210,000 for management services in 1995 and 1996, respectively, by Adams Affiliates, Inc., an affiliate of the named person. CNG was charged a fee of $240,000 for management services in 1997 by Adams Affiliates, Inc., an affiliate of the named person.

(2) The amounts shown represent the premiums paid by CNG under a split dollar life insurance policy. Under this policy, CNG pays the premiums for life insurance issued to the named person. Repayment of the premiums is secured by the death benefit or the cash surrender value of the policy, if any, if the named person cancels and surrenders the policy.

(3) Represents the difference between the fair market value of Common Stock purchased by the named person in 1996 and the amount paid for such Common Stock.

(4) No disclosure regarding items included in this column is required unless the amount in any year exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported for any such executive officer.

     Employment and Consulting Agreements. CNG is a party to employment agreements with Terry K. Spencer, Scott C. Longmore and Garry D. Smith. The employment agreements will continue in effect until December 31, 1999, subject to customary termination provisions. The employment agreements provide annual salary payments to each of such executive officers in the amount of $150,000, subject to annual CPI adjustment, and for annual bonuses based upon CNG exceeding designated annual income levels. In addition, Mr. Longmore's employment agreement provides for the payment of annual commissions based upon gross margins of natural gas sales.

     CNG and Adams Affiliates, Inc. are parties to a Consulting Agreement dated as of April 1, 1997, under which Adams Affiliates, Inc. has agreed to provide consulting services to CNG in return for payments of $20,000 per month ($240,000 per year). It is anticipated that such consulting services will be provided primarily by Gary C. Adams as an agent of Adams Affiliates, Inc. The Consulting Agreement had a term which expired on March 31, 1998, subject to automatic one month renewals thereafter until terminated by one of the parties. Mr. Adams is an affiliate of Adams Affiliates, Inc.

     CNG believes that its Employment and Consulting Agreements entered into with or on behalf of its executive officers provide compensation to its executive officers which is consistent with the compensation paid by other companies in the industry which of a comparable size to CNG and in consideration of such officers responsibilities and duties.

     No options or stock appreciation rights ("SARs") were granted to any of the executive officers of CNG in 1997.

                    AGGREGATE OPTION/EXERCISES IN LAST FISCAL
                       YEAR AND FISCAL YEAR OPTION/VALUES

     The following table provides information with respect to the executive officers concerning the exercise of options during the last fiscal year ending December 31, 1997, and unexercised options held as of December 31, 1997. No options were exercised by any such executive officer in 1997.

                                       NUMBER OF  SECURITIES                    VALUE OF UNEXERCISED
                                    UNDERLYING UNEXERCISED                         IN-THE-MONEY OPTIONS/
                                  OPTIONS/SARS AT FISCAL YEAR-END(#)          SARS AT FISCAL YEAR-END($)
NAME                                EXERCISABLE/UNEXERCISABLE                   EXERCISABLE/UNEXERCISABLE
         Gary C. Adams                                      0/0                               $0/$0
         Scott C. Longmore                               0/68,000                           $0/$713,320 (1)
         Garry D. Smith                                  0/68,000                           $0/$713,320 (1)
         Terry K. Spencer                                0/68,000                           $0/$713,320 (1)

     (1) Based on closing price of $10.75 at December 31, 1997, and an exercise price of $0.26/share. All options issued under CNG's 1996 Incentive Stock Option Plan.

     1996 Incentive Stock Option Plan. Effective as of February 28, 1996, CNG adopted the 1996 Incentive Stock Option Plan (the "1996 Stock Plan"), and granted options under the plan to acquire a total of 204,000 shares of common stock to Terry K. Spencer, Garry D. Smith and Scott C. Longmore. The 1996 Stock Plan is intended to comply with Section 422 of the Internal Revenue Code of 1986, as amended. Each incentive stock option ("ISO") granted entitled the optionee to purchase up to 68,000 shares of common stock at an exercise price of $0.26 per share, which the Board of Directors determined to represent the fair market value of the common stock on the grant date. The exercise of each ISO is conditioned upon CNG achieving certain specified financial performance goals for each of calendar years 1997, 1998 and 1999, and the optionee may not in any event exercise ISOs to acquire common stock having a fair market value in excess of $150,000 for any one calendar year. The ISOs shall expire on the earlier of ninety days after termination of the optionee's employment agreement or February 28, 2006.

     No more ISOs may be issued under the 1996 Stock Plan. As a result of CNG's financial performance, no ISOs issued under the 1996 Stock Plan are currently exercisable. Pursuant to the Merger Agreement, all options outstanding under the 1996 Stock Plan will be exchanged for shares of CMS Energy Common Stock equivalent to the fair value of such options at the Effective Time.

     1997 Stock Plan. The purpose of the Continental Natural Gas, Inc. 1997 Stock Plan (the "1997 Stock Plan") is to promote the overall financial objectives of CNG and its shareholders by motivating those person selected to participate in the 1997 Stock Plan to achieve long-term growth in shareholder equity in CNG and by retaining the association of those individuals who are instrumental in achieving this growth. Executive officers, key employees and non-employee directors, as well as such other employees or consultants as the Board of Directors selects, are eligible recipients of awards under the 1997 Stock Plan. The maximum number of shares authorized to be issued under the 1997 Stock Plan is 600,000 shares of Common Stock.

     The 1997 Stock Plan is administered by the Board of Directors of CNG. The Board of Directors is authorized to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards, prescribe forms of award agreements, interpret the 1997 Stock Plan, establish, amend and rescind rules and regulations relating to the 1997 Stock Plan and make all other determinations which may be necessary or advisable for the administration of the 1997 Stock Plan. In 1998 CNG filed a Registration Statement on Form S-8 with respect to options to be granted to its employees for 250,000 shares of common stock of CNG. Following such registration, the Board of Directors of CNG granted non-qualified stock options to purchase 207,210 shares of CNG's common stock at an average exercise price of $7.47/share. No options have been granted to CNG's executive officers under the 1997 Stock Plan.

     The 1997 Stock Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights ("SARs") and
(c) restricted stock. Generally, awards under the 1997 Stock Plan are granted for no consideration other than prior and future services. Awards granted under the 1997 Stock Plan may, in the discretion of the Board, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 1997 Stock Plan or other plan of CNG. Such grants could include grants of options after a decline in the market price of the Common Stock in substitution for previously granted options having a higher exercise price.

     Stock options granted pursuant to the 1997 Stock Plan, may, at the discretion of the Board, be either ISOs within the meaning of Section 422 of the Code, or non-qualified stock options. The exercise price of an ISO may not be less than the fair market value of the Common Stock on the date of grant (or 110% of such fair market value in the case of ISOs granted to employees who possess more than 10% of the combined voting power of all classes of stock of
CNG). In the case of non-qualified stock options, the exercise price shall be as determined by the Board in its sole discretion, but in no event shall be less than 50% of the fair market value of the Common Stock on the date of grant. Options granted pursuant to the 1997 Stock Plan are exercisable in whole or in part at such time or times as may be determined by the Board, except that ISOs may not be exercised after the expiration of 10 years from the date granted (or 5 years in case of ISOs granted to employees who possess more than 10% of the combined voting power of all classes of stock of CNG). Generally, options may be exercised by the payment of cash, promissory notes, stock or combination thereof.

     Any SARs granted under the 1997 Stock Plan will give the holder the right to receive cash or stock in an amount equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the exercise price of the options issued in conjunction with the SARs or such other amount as the Board has established with respect to SARs issued on a stand-alone basis. Methods of exercise and settlement and other terms of SARs are determined by the Board.

     The Board may award restricted stock, generally consisting of shares which may not be disposed of by participants until certain restrictions established by the Board lapse. Such restrictions may lapse in whole or in installments as the Board determines. A participant receiving restricted stock will have all of the rights of a shareholder of CNG, including the right to vote the shares and the right to receive any dividends, unless the Board otherwise determines, but shall not be permitted to sell, assign, or otherwise transfer the stock during the restriction period established by the Board. Upon termination of employment during the restriction period for any reason other than death or disability, restricted stock will be forfeited subject to such exceptions, if any, as are authorized by the Board.

     In the event of any change affecting the shares of common stock by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change or any distributions to shareholders, the Board may make such substitution or adjustment in the aggregate number of kind of shares which may be distributed under the 1997 Stock Plan and in the number, kind and exercise, grant or purchase price of shares subject to the outstanding awards granted under the 1997 Stock Plan,. Or make provisions for a cash payment relating to any award, as it deems to be appropriate in order to maintain the purpose of the original grant.

     The Board of Directors may amend, alter, suspend, discontinue or terminate the 1997 Stock Plan without the consent of shareholders or participants, except that shareholder approval of such action will be sought if such approval is required by any federal or state law or regulation or by any agreement, or if the Board of Directors in its discretion determines that obtaining such shareholder approval is advisable. Unless earlier terminated by the Board of Directors, the 1997 Stock Plan will terminate when no shares remain reserved and available for issuance, and CNG has no further obligation with respect to any award granted under the 1997 Stock Plan.

     In the event of a change of control of CNG, as defined in the 1997 Stock Plan, all outstanding awards under the 1997 Stock Plan, regardless of any limitations or restrictions, become fully exercisable and freed of all restrictions. Pursuant to the Merger Agreement, all outstanding option awards under the 1997 Stock Plan will be exchanged for shares of CMS Energy Common Stock equivalent to the fair value of such options at the Effective Time.

     Performance Based Bonuses. From time to time the Board of Directors of CNG awards cash bonuses to its executive officers and other employees based on the performance of CNG and the performance of such individual. Employment agreements between CNG and Scott C. Longmore, Garry D. Smith and Terry K. Spencer provide for payment of bonuses based on certain financial thresholds. The bonuses paid to the executive officers for 1997 were calculated solely in relation to the employment agreements. Due to the financial performance of CNG in 1997, no additional bonuses were paid to such executive officers.

     Director Compensation. Directors receive no set compensation from CNG for serving on the Board of Directors but are eligible to receive awards under the 1997 Stock Plan and may be reimbursed for out-of-pocket expenses incurred while attending board and committee meetings. Pursuant to CNG's 1997 Stock Plan, each non-employee director received options to purchase 5,000 shares of common stock from CNG during December 1997. The exercise price for such options was the fair market value of CNG's stock on the date of grant ($11.25).

CERTAIN TRANSACTIONS AMONG RELATED ENTITIES

     Gary C. Adams, the Chairman of the Board, President and Chief Executive Officer of CNG, is the chief executive officer of Cottonwood Partnership. Cottonwood Partnership is owned by certain trusts, the beneficiaries of which are members of the immediate family of Mr. Adams (the "Family Trusts"). Cottonwood Partnership owns approximately 98% of the outstanding common stock of Adams Affiliates, Inc. ("Adams Affiliates") and all of the outstanding common stock of Bird Creek Resources, Inc. ("Bird Creek"). Mr. Adams is a director and the chairman of Adams Affiliates and a director of Bird Creek. The Family Trusts are also partners in Mountain Meadows Partnership, a general partnership. Adams Affiliates owns, directly or indirectly, all of the outstanding equity interests of Continental Natural Gas Marketing, L.L.C. ("CNGM") and CPA Aviation, Inc. ("CPA Aviation"). Mr. Adams is a director of CPA Aviation.

     The following paragraphs generally describe the recent financial status of the relationships between CNG and the affiliated parties described above. The amounts owed by such affiliates, plus certain interest charges thereon, are to be repaid to CNG in connection with the Merger. CNG believes that the transactions described below are on terms at least as fair to CNG as could have obtained from unaffiliated third parties.

     CNG sold approximately $20 million of natural gas to CNGM in 1997. The natural gas was sold at cost plus $0.02 per Mcf to CNGM, which resold such volumes under long-term sales contracts. At December 31, 1997, CNGM owed CNG approximately $6.3 million, for such purchases.

     In 1997, CNG purchased approximately $278,000 of natural gas located in New Mexico and Oklahoma from Bird Creek under a month-to-month contract. CNG's purchases from Bird Creek are made at a market index price less gathering fees. No such amounts were payable at December 31, 1997.

     In 1997, CNG provided office space and general administrative services to Bird Creek and billed it for such rentals and fees in the aggregate amount of $260,800. Additionally, in 1997 CNG was charged $14,329 by Bird Creek for general and administrative expenses incurred on its behalf. In 1997, Adams Affiliates charged CNG $240,000 for consulting services. Adams Affiliates and CNG are parties to a Consulting Agreement dated as of April 1, 1997, under which Adams Affiliates provided consulting services to CNG.
See "Executive Compensation."

     Bird Creek and Adams Affiliates are parties to Administrative Services Agreements with CNG dated as of April 1, 1997, under which CNG provides office space, accounting, clerical and other administrative services to Bird Creek and Adams Affiliates in return for reimbursement to CNG of the allocable cost to CNG of providing such services. These Administrative Service Agreements expired on March 31, 1998, subject to automatic renewal on a month-to-month basis thereafter until terminated by either of the contracting parties. Bird Creek provides certain accounting, clerical and administrative services to CNG (primarily accounting services) under the terms of an Administrative Services Agreement dated as of April 1, 1997. CNG reimburses Bird Creek for the allocable cost to Bird Creek of providing such services. This Administrative Services Agreement expired on March 31, 1998, subject to automatic renewal on a month-to-month basis thereafter until terminated by one of the parties.

     In 1997, CNG paid CPA Aviation a total of $89,400 for aviation services. CNG and CPA Aviation are parties to a Flight Services Agreement dated as of April 1, 1997, under which CPA Aviation agrees to provide aviation services to CNG on an "as needed" basis. CNG pays CPA Aviation for such services at the rates of $100 per hour for usage of Cessna Model Turbo 210 aircraft and $1,000 per hour for usage of a Learjet Model 24F plus reimbursement of any taxes, fees, customs duties or other charges which CPA Aviation may be required to pay by reason of CNG's usage. The Flight Services Agreement expired on March 31, 1998, subject to automatic renewal on a month-to-month basis thereafter until terminated by one of the parties. As of July 1, 1998, rates for the Cessna Turbo 210 and the Learjet Model 24F were increased to $125/hour and $1,250/hour respectively.

     As of December 31, 1997, Adams Affiliates was indebted to CNG in the amount of approximately $98,492 and Mountain Meadows partnership was indebted to CNG in the amount of approximately $800,000. Various other affiliates of Cottonwood Partnership were indebted to CNG in the aggregate amount of approximately $153,702 as of December 31, 1997 (of such amount no affiliate was indebted to CNG in excess of $60,000). The amounts owed by Adams Affiliates and the other affiliates of Cottonwood Partnership (exclusive of Mountain Meadows Partnership) arise primarily as a result of administrative services provided by CNG.

OTHER RELATIONSHIPS

     CIBC Oppenheimer served as an underwriter in relation to CNG's initial public offering. Mr. William H. Bauch is an officer of CIBC Oppenheimer and is a director of CNG. CNG incurred $1.8 million as underwriters' discounts in connection with its initial public offering. CNG believes that CIBC Oppenheimer received approximately $960,000 of such amount. The law firm of Hall, Estill, Hardwick, Golden & Nelson has advised CNG on certain legal matters. Mr. William
W. Pritchard is Of Counsel to Hall, Estill, Hardwick, Golden & Nelson and is a director of CNG. During 1997, the legal fees paid by the Company to Hall, Estill were approximately $168,000.

PRINCIPAL STOCKHOLDERS OF CNG

     The following table sets forth certain information regarding beneficial ownership of the CNG Common Stock as of September 10, 1998: (i) by each person (or group of affiliated persons) who is known by CNG to own beneficially more than five percent (5%) of the CNG Common Stock; (ii) by each of the named executive officers; (iii) by each of CNG's directors; and (iv) by all directors and executive officers as a group. CNG believes that the persons and entities named in the table have sole voting and investment power with respect to all shares of the CNG Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

NAME AND ADDRESS                       NUMBER OF SHARES (1)      PERCENT OF CLASS (2)
----------------                       --------------------      --------------------
Adams Affiliates, Inc. (3)                          297,864                      4.72%
1437 South Boulder, Suite 1250
Tulsa, Oklahoma 74119

Cottonwood Partnership (3)                        3,438,004                     54.44%
1437 South Boulder, Suite 1250
Tulsa, Oklahoma 74119

Brinson Holdings, Inc. (4)                          309,400                      4.85%
209 South LaSalle
Chicago, Illinois 60605-1295

Brinson Partners, Inc. (4)                          309,400                      4.85%
209 South LaSalle
Chicago, Illinois 60605-1295

SBC Holdings (USA), Inc. (4)                        309,400                      4.85%
222 Broadway
New York, New York 10038

Swiss Bank Corporation (4)                          309,400                      4.85%
Aeschenplatz 6 CH-4002
Basel, Switzerland

Wellington Management                               350,600                      5.55%
  Company, LLP(5)
75 State Street
Boston, Massachusetts 02109

Gary C. Adams (3)                                 3,438,004                     54.44%

Scott C. Longmore                                   154,562                      2.45%

Garry D. Smith                                      115,906                      1.84%

Terry K. Spencer                                    115,906                      1.84%

William W. Pritchard (6)                             10,000                        *

William H. Bauch (6)                                  5,000                        *

Executive Officers and Directors (6)              3,839,378                     60.80%
   Of CNG as a Group (6 persons)

*   Less than one percent (1%) of outstanding common stock of CNG.

(1) Unless otherwise noted, each of the persons has sole voting and investment power with respect to the shares reported.

(2) Based upon 6,315,000 shares of CNG Common Stock actually outstanding at September 10, 1998 (although with respect to certain individuals who have the right to acquire shares of CNG Common Stock within 60 days of September 10, 1998 pursuant to the exercise of options or warrants, the number of shares of CNG Common Stock not outstanding which are subject to such options or warrants have been deemed to be outstanding for the purpose of computing the percentage of outstanding shares of CNG Common Stock owned by such individuals pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934).

(3) Gary C. Adams does not own of record any shares of CNG Common Stock. Gary C. Adams, President, Chief Executive Office and a director of CNG is the Chief Executive Officer of Cottonwood Partnership. Cottonwood Partnership owns approximately 98% of the outstanding common stock of Adams Affiliates, Inc. ("Adams Affiliates"). The shares reflected as beneficially owned by Cottonwood Partnership include 297,864 shares held of record by Adams Affiliates. The shares reflected as beneficially owned by Gary C. Adams include all shares reflected as beneficially held by Cottonwood Partnership.

(4) Based solely on information reported in a Schedule 13G dated February 11, 1998, the named persons had shared voting power and shared investment power as of December 31, 1997, with respect to 309,400 shares of CNG Common Stock. Such
Schedule 13G filed on behalf of the named persons reflects a percentage of 5.7%, but CNG believes that 4.85% is the appropriate percentage.

(5) Based solely on information reported in a Schedule 13G dated January 13, 1998, the named person had, as of December 31, 1997, shared dispositive power as an investment advisor to certain unnamed persons. Based solely on the representations contained in such Schedule 13G, no such individual beneficially owns 5% or more of CNG Common Stock.

(6) Each of the named directors has been granted options to acquire 5,000 shares of CNG Common Stock. Such options are presently exercisable and, therefore, are deemed beneficially owned by such individuals pursuant to Rule 13d-3(d)(1). Such beneficial ownership is also reflected in the number of shares and percentage for officers and directors as a group.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCiAL CONDITION AND RESULTS OF OPERATIONS OF CNG

     Since its formation, CNG has grown primarily as a result of acquisitions, facilities expansions and connections of additional natural gas reserves to its natural gas gathering systems. Additionally, CNG has increased its natural gas and natural gas liquid marketing operations. All historical financial information has been restated to reflect CNG's approximate 136-for-1 stock split effected in July 1997. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of CNG and the notes thereto included elsewhere in this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

     CNG's results of operations are determined primarily by the volume and price of natural gas purchased, processed and resold in its natural gas gathering systems and processing plants. CNG also purchases for resale natural gas unrelated to its gathering or processing business ("off-system gas") which contributes to its profitability.

     Fluctuations in the price levels of natural gas and natural gas liquids ("NGLs") affect results of operations since CNG generally receives a portion of the natural gas and NGL revenue from natural gas throughput in its gathering systems and processing plants. In the fourth quarter of 1997 and the first and second quarters of 1998, high natural gas prices relative to NGL prices created a significant negative impact on operating results. Most of CNG's operating expenses do not vary materially with changes in natural gas throughput volume on existing systems; thus, increases or decreases in volumes on existing systems generally have a direct effect on CNG's profitability. Conversely, operating expenses such as compression rental and compression maintenance expenses vary with volume changes as compressor units are added or removed accordingly.

     During the first half of 1996, CNG acquired several gathering systems located in the Texas panhandle (the "Texas Gathering Assets") which have had a significant impact on CNG's results of operations for 1997 and 1996. On November 25, 1997 CNG acquired Taurus Energy Corp. ("Taurus") for approximately $42 million. Acquisition of Taurus has had a significant impact on CNG's results of operations for the first and second quarters of 1998.

     On January 23, 1998, CNG entered into an agreement with Gothic Energy Corporation ("Gothic") to acquire interests in four natural gas gathering systems and $6 million of Gothic Senior Redeemable Preferred Stock (the "Preferred Stock") for a total purchase price of $12 million. The closings of these purchase transactions were consummated in January and March of 1998. On April 27, 1998, the Preferred Stock was redeemed by Gothic for $6 million plus related fees and dividends. On May 28, 1998, CNG sold its interest in the Sycamore gas gathering system, which had been acquired from Gothic, for $12 million. The sale resulted in a gain of approximately $7.5 million to CNG. CNG used $9 million of the proceeds from the sale as payment on its outstanding indebtedness under its Credit Agreement (as defined below).

     On May 28, 1998, CNG acquired an additional interest in the Laverne Plant for a purchase price of $3 million.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Revenues. Total operating revenue decreased 7% to $145.7 million for the six months ended June 30, 1998 as compared to $155.9 million for the same period in 1997. Total natural gas sales decreased 11% to $119.9 million for the six months ended June 30, 1998 from $134.8 million for the same period in 1997 as a result of a $12.4 million price-related decrease due to average sales prices of $2.46 per Mcf in 1998 compared to $2.72 per Mcf in 1997 and a $2.5 million volume-related decrease due to sales of 269.0 MMcf/d in 1998 compared to 274.0 MMcf/d in 1997. This decrease in volume resulted from decreases in on-system gas marketing sales offset by increases in off-system gas marketing sales.

     NGL sales increased 20% to $21.6 million for the six months ended June 30, 1998 as compared to $18.0 million for the same period last year as a result of a $6.1 million price-related decrease due to average NGL sales prices of $.28 per gallon in 1998 compared to $.36 per gallon in 1997 and a $9.7 million volume-related increase due to increased natural gas processing throughput.

     CNG earned gathering fees of $4.0 million for the six months ended June 30, 1998 as compared to $3.1 million for the same period in 1997 as a result of increased fees from the Texas Gathering Assets and the gathering systems acquired from Gothic.

     Costs and Expenses. Total operating costs and expenses decreased to $147.5 million for the six months ended June 30, 1998 as compared to $152.1 million for the same period in 1997. Total natural gas costs decreased 7% to $133.9 million in 1998 from $143.6 million in 1997 as a result of a $14.5 million price-related decrease due to average purchase prices of $2.38 per Mcf in 1998 compared to $2.63 per Mcf in 1997 and a $4.8 million volume-related increase due to purchases of 311.1 MMcf/d in 1998 compared to 301.1 MMcf/d in 1997.

     Operating expenses increased to $5.2 million for the six months ended June 30, 1998 from $3.1 million for the same period in 1997. This was due mainly to operating activities from the acquisition of Taurus.

     General and administrative expenses increased 36% to $4.9 million for the six months ended June 30, 1998 from $3.6 million in the same period last year. This increase was due primarily to compensation expense of $400,000 related to CNG's 1997 Stock Plan and the addition of administrative support activities and other related expenses associated with the Taurus acquisition.

     Depreciation, depletion and amortization increased 94% to $3.6 million for the six months ended June 30, 1998 from $1.8 million for the same period in 1997 principally due to the acquisition of Taurus.

     Other Income (Expense). Interest income decreased to $81,000 for the six months ended June 30, 1998 from $411,000 for the same period in 1997 due to decreased cash investments. During these same time periods, interest expense increased 50% to $4.2 million from $2.8 million due primarily to additional debt incurred to finance the Taurus, Laverne Plant and Gothic acquisitions. In addition, CNG recognized $.6 million from fees and dividends earned on the Gothic Senior Redeemable Preferred Stock investment and a $7.5 million gain from the sale of the Sycamore gathering system acquired from Gothic in January of 1998.

     Income Taxes. CNG had income tax expense of $.9 million for the six months ended June 30, 1998 as compared to $ .6 million for 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues. Total operating revenue increased 38% to $340.6 million for the year ended December 31, 1997 as compared to $246.7 million for the same period in 1996. Total natural gas sales increased 39% to $289.6 million in 1997 from $208.8 million for the same period in 1996 as a result of a $20.5 million price-related increase due to average sales prices of $2.75 per Mcf in 1997 compared to $2.55 per Mcf in 1996 and a $60.3 million volume-related increase due to sales of 288.8 MMcf/d in 1997 compared to 224.1 MMcf/d in 1996. This increase in volume resulted from increases in both off-system and on-system gas marketing sales.

     NGL sales increased 33% to $46.2 million for the year ended December 31, 1997 as compared to $34.8 million for the same period in 1996 as a result of a $4.7 million price-related decrease due to average NGL sales prices of $0.33 per gallon in 1997 compared to $0.36 per gallon in 1996 and a $16.1 million volume-related increase due to increased natural gas processing throughput.

     CNG earned gathering fees of $4.4 million in 1997 as compared to $2.0 million for the same period in 1996 primarily as a result of the acquisition of the Texas Gathering Assets.

     Costs and Expenses. Total operating costs and expenses increased 40% to $337.0 million for year ended December 31, 1997 as compared to $240.0 million for the same period in 1996. Total natural gas costs increased 41% to $318.3 million in 1997 from $225.5 million in 1996 as a result of increases in price and volume. The $26.5 million price-related increase (resulting from a change in average purchase prices of $2.68 per Mcf in 1997 from $2.46 per Mcf in 1996) was mitigated by approximately $3.1 million of avoided gathering fees caused by the integration of the Texas Gathering Assets into CNG's processing business. A $66.3 million volume-related increase resulted from purchases of 325.0 MMcf/d in 1997 compared to 251.1 MMcf/d in 1996. This increase in volume resulted primarily from increases in off-system gas marketing purchases.

     Operating expenses increased to $7.1 million for the year ended December 31, 1997 from $6.0 million for the same period in 1996. This was due mainly to operating activities from the acquisition of the Texas Gathering Assets and the Laverne Plant.

     General and administrative expenses increased 34% to $7.6 million for the year ended December 31, 1997 from $5.6 million in the same period last year. This increase was due primarily to the addition of marketing personnel and administrative support activities related to the Texas Gathering Assets and other acquisitions.

     Depreciation, depletion and amortization increased 43% to $4.1 million for the year ended December 31, 1997 from $2.9 million for the same period in 1996 principally due to the acquisition of the Texas Gathering Assets, expansions at CNG's Beaver Plant and the Laverne Plant acquisition.

     Other Income (Expense). Interest income increased to $0.5 million for the year ended December 31, 1997 from $0.1 million for the year ended December 31, 1996 due to increased cash investments associated with contract advances received in the fourth quarter of 1996. During these same time periods, interest expense increased 95% to $5.3 million from $2.7 million due primarily to additional debt incurred to finance the acquisition of the Texas Gathering Assets, the Laverne plant and the expansion of CNG's existing facilities. In addition, CNG incurred a $.6 million charge in the fourth quarter of 1997 as a result of a litigation settlement.

     Income Taxes. CNG had an income tax benefit of $644,000 for the year ended December 31, 1997 as compared to $3.6 million for 1996. For 1997, CNG's tax rate approximates the sum of the federal and state statutory rates while in 1996, CNG's effective tax rate was significantly impacted by its net operating loss carryforwards.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Total operating revenue increased 104% to $246.7 million for the year ended December 31, 1996, compared to $121.2 million for the same period in 1995. Total natural gas sales increased 118% to $208.8 million in 1996 from $95.6 million in 1995 as a result of a $79.1 million price-related increase due to average sales prices of $2.56 per Mcf in 1996, compared to $1.59 per Mcf in 1995 and a $34.1 million volume-related increase due to sales of 224.1 MMcf/d in 1996, compared to 165.1 MMcf/d in 1995. This increase in volume resulted primarily from increases in off-system gas marketing sales.

     NGL sales increased 40% to $34.8 million for the year ended December 31, 1996, compared to $24.8 million in 1995, primarily as a result of a $10.0 million price-related increase due to average NGL sales prices of $0.36 per gallon in 1996, compared to $0.26 per gallon in 1995.

     CNG earned gathering fees of $2.0 million for the year ended December 31, 1996, as a result of the acquisition of the Texas Gathering Assets in the second quarter of 1996.

     Other revenues including sales from oil and gas properties increased to $1.1 million in 1996 from $0.8 million in 1995. All CNG's oil and gas properties were sold to an affiliated entity in the third quarter of 1996 for $0.3 million, which approximated book value. Oil and gas producing activities contributed revenues of $0.6 million and $0.5 million in 1996 and 1995, respectively.

     Costs and Expenses. Total operating costs and expenses increased 105% to $240.0 million for the year ended December 31, 1996, compared to $117.2 million for the same period in 1995. Total natural gas costs increased 110% to $225.5 million in 1996 from $107.6 million in 1995 as a result of increases in price and volume. The $85.2 million price-related increase (resulting from a change in average purchase prices of $2.46 per Mcf in 1996 from $1.53 per Mcf in 1995) was mitigated by approximately $0.5 million of avoided gathering fees caused by the integration of the Texas Gathering Assets into CNG's processing business. A $32.7 million volume-related increase resulted from purchases of 251.1 MMcf/d in 1996, compared to 192.6 MMcf/d in 1995. This increase in volume resulted primarily from increases in off-system marketing purchases.

     Operating expenses increased 37% to $6.0 million in 1996 from $4.4 million in 1995. This was due mainly to the increased operating activities from acquisition of the Texas Gathering Assets, expansions at the Beaver Plant and inclusion of Mocane Plant operating expenses for the full year.

     General and administrative expenses increased 46% to $5.6 million in 1996 from $3.8 million in 1995. This increase was due primarily to the addition of marketing personnel, administrative support activities related to the Texas Gathering Assets and ad valorem tax increases in connection with the acquisition of the Texas Gathering Assets and Beaver Plant expansion projects.

     Depreciation, depletion and amortization increased 109% to $2.9 million in 1996 from $1.4 million in 1995 primarily due to the acquisition of the Texas Gathering Assets, expansions at Beaver Plant and inclusion of the Mocane Plant for the full year.

     Other Income (Expense). Interest expense increased 196% to $2.7 million in 1996 from $0.9 million in 1995 due primarily to additional debt incurred to finance the acquisition of the Texas Gathering Assets.

     Income Taxes. CNG's effective income tax rate in 1996 and 1995 was significantly impacted by its net operating loss carryforwards. For financial statement purposes, recognition of the net operating loss carryforwards resulted in a tax benefit of $3.6 million in 1996 and $2.2 million in 1995. CNG anticipates that its effective tax rate in 1997 will approximate the sum of the federal and state statutory rates. See Note 10 to CNG's financial statements included elsewhere herein.

LIQUIDITY AND CAPITAL RESOURCES

     General. CNG's primary sources of liquidity and capital resources historically have been net cash provided by operating activities and bank borrowings. CNG completed an initial public offering of Common Stock on August 6, 1997, selling 2,115,000 shares for $11.25 per share, yielding net proceeds of approximately $21.3 million. The proceeds were used to pay $17.3 million on CNG's term loan facility and $2.0 million on its revolving facility, to pay $0.6 million in accrued dividends on its Convertible Preferred Stock and the remainder for other general corporate purposes.

                  The following summary table reflects comparative cash flows for CNG for the years ended December 31, 1997, 1996 and 1995 and the six months ended June 30, 1998 and 1997:

                                                                                            Six Months Ended
                                                            Year Ended December 31,              June 30,
                                                            -----------------------              --------
                                                         1995       1996       1997         1997         1998
                                                         ----       ----       ----         ----         ----
                                                               (In Thousands)                (In Thousands)
Net cash provided by (used in)
 Operating  activities                               $   8,825    $ 23,536    $ (29,946)   (16,009)      2,854
Net cash provided by (used in)
 Investing activities                                $ (12,286)   $(30,458)   $ (57,022)    (6,009)     (2,488)
Net cash provided by (used in)
 Financing activities                                $   2,326    $ 23,344    $  67,127      6,541       4,736

     The increase in net cash provided by operating activities for the period ended June 30, 1998 as compared to the same period in 1997, was mainly attributable to changes in working capital. Excluding net changes in working capital components, CNG's operating activities used cash of $1.2 million for this period in 1998 and generated cash of $3.3 million in 1997. The decrease in net cash provided by operating activities in 1997 as compared to 1996 was mainly attributable to changes in working capital including the repayment of contract advances totaling $24.3 million. Excluding net changes in working capital components, CNG's operating activities generated cash of $2.4 million in 1997 and $6.6 million in 1996.

     Cash used in investing activities for the six months ended June 30, 1998 was primarily for the $12.0 million Gothic acquisition including interests in four gas gathering systems and $6.0 million of Gothic Senior Redeemable Preferred Stock. In addition, CNG acquired additional interests in the Laverne gas processing plant for $3.0 million. Cash generated by investing activities included the $6.0 million redemption of the Gothic Senior Redeemable Preferred Stock and proceeds from the sale of the Sycamore gathering system for $12.0 million. Cash used in investing activities for the same period in 1997 was mainly for expansion projects on the Texas Gathering Assets. Cash used in investing activities for the year ended December 31, 1997 was primarily for the $42 million acquisition of Taurus Energy Corp., expansion projects on the Texas Gathering Assets and the $2.9 million acquisition of a 56% interest in the Laverne gas processing plant. Cash used in investing activities for the same period in 1996 was mainly for the acquisition of the Texas Gathering Assets in the second quarter of 1996. In 1995, cash used in investing activities was related primarily to the acquisition of the Mocane Plant and related expenditures for the expansion of the Mocane fractionation facility and dual interconnecting pipelines from the Mocane Plant to the Beaver Plant.

     Cash provided by financing activities for the six months ended June 30, 1998 resulted from borrowings under CNG's revolving loan facility and the Bridge Loan (see below) used for working capital requirements and funding the Gothic acquisition. Cash provided by financing activities for the same period in 1997 resulted mainly from borrowings under CNG's revolving loan facility used for working capital requirements and funding various capital projects. Cash provided by financing activities for the year ended December 31, 1997 resulted mainly from borrowings under CNG's term loan facility and the net proceeds of CNG's initial public offering. Cash provided by financing activities for the same period in 1996 resulted mainly from long-term borrowing for the acquisition of the Texas Gathering Assets. In 1995, cash provided by financing activities resulted primarily from increased borrowing levels for various capital expenditures.

     Fluctuations of natural gas prices in relation to the price of NGLs experienced by CNG have negatively impacted CNG's operating results and the associated operating cash flows. Continued depressed margins (and consequent negative operating cash flows) could delay or limit CNG's planned capital expenditures, negatively impact CNG's ability to service its debt or limit CNG's ability to fund working capital requirements. Consequently, CNG may be required to seek additional sources of funding, which may include the disposition of non-strategic assets.

     At December 31, 1997, CNG had net operating loss carryforwards ("NOLs") totaling approximately $42 million for regular tax purposes and $40 million for alternative minimum tax purposes. At June 30, 1998, CNG had NOLs totaling approximately $40 million for each of regular tax purposes and alternative minimum tax purposes. If not utilized, these carryforwards will expire from 2000 to 2012. Due to the lack of existing legal precedent with respect to the tax rules governing CNG's NOLs, both the availability of approximately $10 million of CNG's NOLs and its prior utilization of NOLs (totaling approximately $34 million) may be challenged. Disallowance of the use of the NOLs would result in certain taxes associated with prior utilization of the NOLs being currently payable. In March of 1998, CNG received notification that the Internal Revenue Service plans to audit CNG's 1995 tax return.

     Realization of CNG's deferred tax assets is dependent upon the generation of sufficient taxable income prior to the expiration of the NOLs and, for financial reporting purposes, the resolution of the matters noted above. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable could be increased or decreased by a material amount in the near-term pending resolution of these matters.

     Financing Facilities. CNG entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with ING Capital Corporation as of November 25, 1997. The Credit Agreement contains a revolving facility and a term loan facility. The revolving facility has a maximum borrowing base of $25.0 million which had outstanding borrowings of $21.3 million as of June 30, 1998. The revolving facility contains a sub-limit permitting the Company to issue Letters of Credit amounting, in the aggregate, to $18.0 million. As of June 30, 1998, the aggregate amount outstanding under the Letters of Credit was $3.7 million. Under the term loan facility approximately $65.2 million was outstanding as of June 30, 1998. Interest rates under both the revolving facility and term facility are variable, at CNG's election, at: (i) up to 3/4% (depending upon CNG's financial performance) above the greater of (x) the arithmetic average of the prime rates announced by Chase Manhattan Bank, Citibank, N.A. and Morgan Guaranty Trust Company of New York or (y) the federal funds rate as published by the Federal Reserve Bank of New York plus 1/2%; or (ii) 1.375% to 2.5% (depending upon CNG's financial performance) above the London Interbank Offered Rate ("LIBOR"). Current interest payments on the revolving facility and under the term facility began on December 31, 1997. Repayments of principal under the term facility began on March 31, 1998.

     The Credit Agreement includes covenants regarding various financial and legal matters. A breach of these covenants could constitute a default under the Credit Agreement resulting in CNG's indebtedness becoming immediately due and payable and entitling the lenders under the Credit Agreement to foreclose against collateral pledged by CNG. For the fiscal year ending December 31, 1997 and for the quarters ending March 31 and June 30, 1998, CNG requested and obtained waivers of some of the financial covenants contained in the Credit Agreement. There can be no assurance that CNG's lenders will grant such waivers in the future and, if such waivers are not granted, all of CNG's indebtedness under the Credit Agreement would become immediately due and payable.

     At year end 1996, CNG had a Letter of Credit and Reimbursement Agreement with Christiania Bank, New York, Branch. Under this agreement, Christiania Bank initially issued letters of credit in the aggregate amount of approximately $21.0 million to secure CNG's obligation under various contract advances. All letters of credit under this agreement expired during the third quarter of 1997. CNG paid a fee of 1.5% per annum for the amount of each letter of credit which was issued.

     On February 11, 1998, CNG entered into a Subordinated Secured Bridge Note (the "Bridge Loan") with ING (U.S.) Capital Corporation in the amount of $3.0 million. The purpose of the Bridge Loan was to fund short term capital requirements of CNG. Lenders under the Credit Agreement consented to the Bridge Loan. Amounts outstanding under the Bridge Loan were to bear interest at: (i) the arithmetic average of the base rates announced publicly by the Chase Manhattan Bank (National Association), Citibank, N.A. and Morgan Guaranty Trust Company, plus (ii) 4%. Interest on the Bridge Loan was payable on the first day of each month with a final maturity of April 30, 1998. Although the Company had the option to extend the maturity of the Bridge Loan until January 31, 2008, the Bridge Loan was paid in full April 30, 1998.

SEASONALITY

     CNG's results of operations fluctuate from quarter to quarter, due to variations in the prices and sales volumes of NGLs and natural gas. CNG's primary NGL product is propane, which is used for agricultural and home heating in CNG's market areas. Demand and prices of propane usually increase during the winter season and decrease during the summer season. CNG's principal commodity, natural gas, is used primarily for heating fuel for homes and industry, and for electric power generation. Demand and prices for natural gas usually increase during the winter season. While CNG's gross revenues typically increase or decrease seasonally, profitability from natural gas processing operations is affected by the margins between the cost of natural gas purchased and the sales prices of the NGLs extracted, which may not follow seasonal patterns.

YEAR 2000 STATEMENT

     The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in systems failure or miscalculations causing disruptions of operations.

     CNG has initiated a comprehensive assessment of its information technology ("IT") and non-information technology ("non-IT") systems to ensure that such systems will be upgraded to ensure compliance with Year 2000 standards. In general, CNG's IT systems consist of its office computer network and financial management software and related computer programs. CNG's non-IT systems consist of certain office equipment and other systems associated with its processing plants and gathering facilities. CNG is also evaluating the Year 2000 compliance of its customers and suppliers to ascertain the potential impact on CNG.

     CNG began in-house an assessment of the year 2000 problem with respect to its IT systems early in 1997. Since that time CNG has upgraded most of its financial management software to newer versions which are Year 2000 compliant. In addition, CNG has replaced nearly all of its IT hardware such that this hardware is now Year 2000 compliant. To date the cost to CNG of the upgrade and of its IT software and hardware has been approximately $40,000. A small amount of internally-generated software, some vendor provided software and some hardware remains Year 2000 non-compliant. CNG anticipates that the remaining non-compliant software and hardware components of its IT systems will be replaced during the first quarter of 1999 at an estimated cost of $50,000.

     Additionally, CNG is conducting an assessment of its non-IT systems which consist primarily of embedded technology at one of CNG's processing plants and its gathering systems (e.g. the Beaver Plant operating system and various electronic metering equipment). During the later half of 1998 CNG intends to complete this assessment of the readiness of its non-IT systems and obtain an estimate of the costs to replace or otherwise render such systems Year 2000 compliant. CNG believes that its non-IT systems will be Year 2000 compliant by June 1999.

     CNG is presently conducting an assessment of Year 2000 exposures related to CNG's suppliers and customers. CNG is in the process of identifying its key customers and suppliers and intends to request information to the Year 2000 compliance of such customers. CNG will require Year 2000 certification from its outside vendors and service providers--in particular, CNG will request certification from the interstate and intrastate pipelines upon which it transports natural gas. Although no contingency plans have been developed to date, CNG will begin to formulate such plans as it ascertains the preparedness of its customers and suppliers.

     At present, CNG's Year 2000 program is estimated to be 25% complete and management's goal is to have all systems and equipment Year 2000 compliant by June 1999. CNG intends to have all Year 2000 issues evaluated by the end of the fourth quarter of 1998 with good estimates of applicable compliance costs. CNG believes that the total costs associated with modifying its existing systems will not have a material adverse effect on CNG's results of operations or financial condition. CNG believes that with the necessary upgrades to new hardware and software, that the Year 2000 will not present significant operational problems or have a material adverse effect on CNG's business or results of operations. Nonetheless, if all Year 2000 issues are not adequately assessed or if the necessary remedial efforts are not implemented on a timely basis, CNG may not be Year 2000 complaint which, in turn, could have a material adverse effect on CNG's business, operating results or financial condition. In addition, CNG's operations may be disrupted in the event its suppliers or service providers are not Year 2000 compliant (e.g. interstate or intrastate pipelines which transport natural gas for CNG) and such failure could have a material adverse effect on CNG's business, operating results or financial condition.

                                  LEGAL MATTERS

     The legality of the CMS Energy Common Stock to be issued in connection with the Merger will be passed upon by Michael D. Van Hemert, Assistant General Counsel of CMS Energy. As of June 30, 1998, Mr. Van Hemert beneficially owned approximately 2,785 shares of CMS Energy Common Stock. Certain tax consequences of the Merger will be passed upon by Theodore J. Vogel, Tax Counsel for CMS Energy. As of June 30, 1998, Mr. Vogel beneficially owned approximately 7,135 shares of CMS Energy Common Stock.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated financial statements and schedules of CMS Energy as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the period ended June 30, 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim consolidated financial information, because those reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Proxy Statement/Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

     The consolidated balance sheets of CNG as of December 31, 1996 and 1997 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. With respect to the unaudited interim financial information of CNG for the six month periods ended June 30, 1997 and 1998, included in this Proxy Statement/Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied under Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.


                            CNG SHAREHOLDER PROPOSALS

     CNG will hold a 1999 Annual Meeting of Shareholders only if the Merger is not consummated before the time of such meeting, which it is presently expected would be held in late-June, 1999. In such event, as disclosed in the proxy materials for CNG's 1998 Annual Meeting, in order to be eligible for inclusion in CNG's proxy materials for the 1999 Annual Meeting, any shareholder proposal to take action at such meeting must be received at the main office of CNG, 1437 South Boulder, Suite 1250, Tulsa, Oklahoma no later than December 15, 1998. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants -- audited 1997 financial
  statements................................................     F-2
Report of Independent Accountants -- interim 1998 financial
  statements................................................     F-3
Consolidated Balance Sheets at June 30, 1998 (unaudited) and
  December 31, 1996 and 1997................................     F-4
Consolidated Statements of Operations for the six months
  ended June 30, 1997 and 1998 (unaudited) and for each of
  the three years in the period ended December 31, 1997.....     F-5
Consolidated Statements of Shareholders' Equity for each of
  the three years in the period ended December 31, 1997 and
  for the six months ended June 30, 1998 (unaudited)........     F-6
Consolidated Statements of Cash Flows for the six months
  ended June 30, 1997 and 1998 (unaudited) and for each of
  the three years in the period ended December 31, 1997.....     F-7
Notes to Consolidated Financial Statements..................     F-8
Selected Consolidated Financial Data and Other
  Information...............................................    F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Continental Natural Gas, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Continental Natural Gas, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continental Natural Gas, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1995, 1996 and 1997 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
March 27, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

     We have reviewed the accompanying consolidated balance sheet of Continental Natural Gas, Inc. and Subsidiaries as of June 30, 1998, and the related consolidated statements of operations and cash flows for the six months ended June 30, 1997 and 1998. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP

Tulsa, Oklahoma
August 13, 1998

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31
                                                                --------------------     JUNE 30,
                                                                  1996        1997         1998
                                                                  ----        ----       --------
                                                                          (IN THOUSANDS)
                                                                                        (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 21,078    $  1,237     $  6,339
  Accounts receivable:
     Trade, net of allowance for doubtful accounts of $258,
       $328 and $328........................................      44,931      38,184       39,921
     Affiliates.............................................       5,969       7,386        5,384
     Other..................................................       1,150       5,533        3,809
  Notes receivable -- affiliates............................          18          18           18
  Gas inventory.............................................       3,149       1,679        1,361
  Prepaid expenses..........................................         164         240          260
                                                                --------    --------     --------
  Total current assets......................................      76,459      54,277       57,092
Investments (Note 5)........................................         656         527          479
Property and equipment, net (Note 6)........................      61,045     114,785      121,096
Deferred tax asset..........................................       7,075       7,683        6,836
Other assets................................................         694       1,662        1,663
                                                                --------    --------     --------
Total assets................................................    $145,929    $178,934     $187,166
                                                                ========    ========     ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................    $ 56,708    $ 48,755     $ 50,415
  Affiliate payables........................................         464          --           --
  Contract advances.........................................      24,788          --           --
  Current portion of long-term debt.........................         867       7,500        7,500
  Current portion of capital lease obligations..............       1,165       1,402        1,316
                                                                --------    --------     --------
  Total current liabilities.................................      83,992      57,657       59,231
Long-term debt..............................................      32,946      73,500       79,097
Capital lease obligations...................................       6,583       6,226        5,626
Deferred gain on sale-leaseback.............................         254         132           71
                                                                --------    --------     --------
Total liabilities...........................................     123,775     137,515      144,025
Commitments and contingencies (Notes 8, 10 and 11)
Shareholders' equity (Note 14):
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none issued................................          --          --           --
  Convertible preferred stock, $1 par value, $40,000
     liquidation value, 200 shares authorized, 149 shares
     issued and outstanding in 1996 and none issued and
     outstanding in 1997....................................          --          --           --
  Common stock, $.01 par value, 60,000,000 shares authorized and 3,919,156 issued in 1996 and 6,621,003 shares
     issued in 1997 and 1998................................          39          66           66
  Additional paid-in capital................................      12,376      34,472       34,472
  Retained earnings.........................................      10,043       7,987        9,338
  Treasury stock, at cost...................................        (204)       (204)        (204)
  Receivable from stock sale................................        (100)       (100)        (100)
  Unearned compensation associated with stock options.......          --        (802)        (431)
                                                                --------    --------     --------
  Total shareholders' equity................................      22,154      41,419       43,141
                                                                --------    --------     --------
Total liabilities and shareholders' equity..................    $145,929    $178,934     $187,166
                                                                ========    ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,               JUNE 30,
                                              --------------------------------    --------------------
                                                1995        1996        1997        1997        1998
                                                ----        ----        ----        ----        ----
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                      (UNAUDITED)
Natural gas sales.........................    $ 95,631    $196,729    $269,517    $124,661    $111,023
Natural gas sales -- related party........          --      12,050      20,098      10,102       8,850
Natural gas liquids sales.................      24,804      34,757      46,224      17,978      21,602
Gathering fees............................          --       1,995       4,449       3,128       3,977
Other.....................................         763       1,130         330           6         242
                                              --------    --------    --------    --------    --------
Total operating revenue...................     121,198     246,661     340,618     155,875     145,694
                                              --------    --------    --------    --------    --------
Operating costs and expenses:
  Cost of purchased gas...................     107,642     225,535     318,283     143,612     133,853
  Operating expenses......................       4,366       5,978       7,096       3,077       5,221
  General and administrative..............       3,840       5,623       7,560       3,598       4,894
  Depreciation, depletion and
     amortization.........................       1,367       2,854       4,089       1,832       3,551
                                              --------    --------    --------    --------    --------
  Total operating costs and expenses......     117,215     239,990     337,028     152,119     147,519
                                              --------    --------    --------    --------    --------
Operating income..........................       3,983       6,671       3,590       3,756      (1,825)
                                              --------    --------    --------    --------    --------
Other income (expense):
  Interest income.........................         310         132         527         411          82
  Equity in loss of investee..............         (83)       (136)        (94)        (63)        (48)
  Interest expense........................        (914)     (2,702)     (5,266)     (2,781)     (4,229)
  Minority interest.......................        (404)         --          --          --          --
  Gain on sale of gathering system........          --          --          --          --       7,515
  Other, net..............................          44          20        (646)         90         720
                                              --------    --------    --------    --------    --------
  Total other income (expense)............      (1,047)     (2,686)     (5,479)     (2,343)      4,040
                                              --------    --------    --------    --------    --------
Income (loss) before income taxes and
  extraordinary item......................       2,936       3,985      (1,889)      1,413       2,215
Income tax (expense) benefit..............       2,174       3,635         644        (566)       (864)
                                              --------    --------    --------    --------    --------
Income (loss) before extraordinary item...       5,110       7,620      (1,245)        847       1,351
Extraordinary loss on retirement of debt
  (net of income taxes of $262)...........          --        (427)         --          --         _--
                                              --------    --------    --------    --------    --------
Net income (loss).........................    $  5,110    $  7,193    $ (1,245)   $    847    $  1,351
                                              ========    ========    ========    ========    ========
Basic earnings per share:
  Income (loss) before extraordinary
     item.................................    $   1.61    $   1.99    $   (.31)   $    .17    $    .21
                                              ========    ========    ========    ========    ========
  Net income (loss).......................    $   1.61    $   1.87    $   (.31)   $    .17    $    .21
                                              ========    ========    ========    ========    ========
Diluted earnings per share:
  Income (loss) before extraordinary
     item.................................    $   1.59    $   1.77    $   (.31)   $    .17    $    .21
                                              ========    ========    ========    ========    ========
  Net income (loss).......................    $   1.59    $   1.67    $   (.31)   $    .17    $    .21
                                              ========    ========    ========    ========    ========
Weighted average common shares
  outstanding:
  Basic...................................       3,151       3,536       4,739       3,613       6,315
  Diluted.................................       3,185       4,307       4,739       3,613       6,355

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  NUMBER OF SHARES
                          --------------------------------                        ADDITIONAL   RETAINED
                          PREFERRED    COMMON     TREASURY   PREFERRED   COMMON    PAID-IN     EARNINGS    TREASURY
                            STOCK       STOCK      STOCK       STOCK     STOCK     CAPITAL     (DEFICIT)    STOCK
                          ---------    ------     --------   ---------   ------   ----------   ---------   --------
                                                           (DOLLARS IN THOUSANDS)
Balance at December 31,
 1994...................    1,000     3,457,159   263,435      $ 315      $34      $12,034      $   (74)    $(156)
Acquisition of preferred
 stock..................   (1,000)                              (315)
Purchase of treasury
 stock..................                           42,568                                                     (48)
Common stock dividends
 ($.01 per share).......                                                                            (24)
Preferred stock
 dividends ($122.06 per
 share).................                                                                           (122)
Net income..............                                                                          5,110
                           ------     ---------   -------      -----      ---      -------      -------     -----
Balance at December 31,
 1995...................              3,457,159   306,003                  34       12,034        4,890      (204)
Issuance of preferred
 stock..................      200                                                      201
Sale of common stock to
 management (Note 14)...                461,997                             5          141
Redemption of preferred
 stock..................      (51)                                                               (2,040)
Net income..............                               --                                         7,193
                           ------     ---------   -------      -----      ---      -------      -------     -----
Balance at December 31,
 1996...................      149     3,919,156   306,003                  39       12,376       10,043      (204)
Preferred stock
 dividends ($5,441 per
 share).................                                                                           (811)
Conversion of preferred
 stock..................     (149)      586,847                             6           (6)
Sale of common stock....              2,115,000                            21       21,267
Grant of stock
 options................                                                               835
Net loss................                                                                         (1,245)
                           ------     ---------   -------      -----      ---      -------      -------     -----
Balance at December 31,
 1997...................       --     6,621,003   306,003         --       66       34,472        7,987      (204)
Compensation associated
 with stock options
 (unaudited)............
Net income
 (unaudited)............                                                                          1,351
                           ------     ---------   -------      -----      ---      -------      -------     -----
Balance at June 30, 1998
 (unaudited)............       --     6,621,003   306,003      $  --      $66      $34,472      $ 9,338     $(204)
                           ======     =========   =======      =====      ===      =======      =======     =====

                                         UNEARNED
                                       COMPENSATION
                          RECEIVABLE    ASSOCIATED
                          FROM STOCK    WITH STOCK
                             SALE        OPTIONS       TOTAL
                          ----------   ------------    -----
                                (DOLLARS IN THOUSANDS)
Balance at December 31,
 1994...................    $             $           $12,153
Acquisition of preferred
 stock..................                                 (315)
Purchase of treasury
 stock..................                                  (48)
Common stock dividends
 ($.01 per share).......                                  (24)
Preferred stock
 dividends ($122.06 per
 share).................                                 (122)
Net income..............                                5,110
                            -----         -----       -------
Balance at December 31,
 1995...................                               16,754
Issuance of preferred
 stock..................                                  201
Sale of common stock to
 management (Note 14)...     (100)                         46
Redemption of preferred
 stock..................                               (2,040)
Net income..............                                7,193
                            -----         -----       -------
Balance at December 31,
 1996...................     (100)                     22,154
Preferred stock
 dividends ($5,441 per
 share).................                                 (811)
Conversion of preferred
 stock..................                                   --
Sale of common stock....                               21,288
Grant of stock
 options................                   (802)           33
Net loss................                               (1,245)
                            -----         -----       -------
Balance at December 31,
 1997...................     (100)         (802)       41,419
Compensation associated
 with stock options
 (unaudited)............                    371           371
Net income
 (unaudited)............                                1,351
                            -----         -----       -------
Balance at June 30, 1998
 (unaudited)............    $(100)        $(431)      $43,141
                            =====         =====       =======

   The accompanying notes are an integral part of the consolidated financial statement.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                                       --------------------------------    --------------------------
                                                         1995        1996        1997         1997            1998
                                                         ----        ----        ----         ----            ----
                                                                               (IN THOUSANDS)
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..................................  $  5,110    $  7,193    $ (1,245)    $    847        $  1,351
                                                       --------    --------    --------     --------        --------
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation, depletion and amortization.........     1,367       2,854       4,089        1,833           3,551
    Amortization of debt issuance costs..............       128         269         176           76             173
    Gain on disposition of gathering system..........        --          --          --           --          (7,515)
    Gain on disposition of assets....................      (124)       (133)       (122)         (61)            (61)
    Minority interest................................       404          --          --           --              --
    Equity in loss of investee.......................        82         136          94           63              48
    Deferred income tax benefit......................    (2,220)     (4,213)       (644)         536             847
    Noncash compensation on stock issuance...........        --          46          --           --              --
    Noncash compensation on grant of stock options...        --                      33           --             371
    Extraordinary loss on retirement of debt.........        --         427          --           --              --
    Changes in operating assets and liabilities:
      Accounts receivable............................    (6,717)    (35,408)      5,674       21,177           1,988
      Gas inventory..................................        85      (2,263)      1,469        1,892             319
      Prepaid expenses...............................       (42)       (102)        (39)          70             (19)
      Accounts payable and accrued liabilities.......    11,508      31,899     (14,644)     (21,563)          1,801
      Contract advances..............................      (756)     22,831     (24,787)     (20,879)             --
                                                       --------    --------    --------     --------        --------
        Total adjustments............................     3,715      16,343     (28,701)     (16,856)          1,503
                                                       --------    --------    --------     --------        --------
  Net cash provided by (used in) operating
    activities.......................................     8,825      23,536     (29,946)     (16,009)          2,854
                                                       --------    --------    --------     --------        --------
Cash flows from investing activities:
  Proceeds from sale of gas system...................        --          --          --           --          12,000
  Capital expenditures...............................   (12,310)    (30,761)    (15,065)      (6,043)        (14,488)
  Purchase of preferred stock investment.............        --          --          --           --           6,000
  Redemption of preferred stock investment...........        --          --          --           --          (6,000)
  Acquisition of Taurus Energy Corp..................        --          --     (42,000)          --              --
  Proceeds from sale of property and equipment.......         7         308           9           --              --
  (Increase) decrease in investments.................        54          (5)         34           34              --
  (Increase) decrease in notes receivable --
    affiliate........................................        --          --          --           --              --
  (Increase) decrease in other assets................       (37)         --          --           --              --
                                                       --------    --------    --------     --------        --------
  Net cash used in investing activities..............   (12,286)    (30,458)    (57,022)      (6,009)         (2,488)
                                                       --------    --------    --------     --------        --------
Cash flows from financing activities:
  Preferred dividends paid...........................      (146)         --        (811)        (224)             --
  Sale of common stock...............................        --          --      21,288           --              --
  Purchase of preferred and Treasury Stock...........      (363)         --          --           --              --
  Principal payments on long-term debt...............   (11,126)    (45,904)    (39,208)        (434)        (40,250)
  Proceeds of long-term debt.........................    14,750      70,466      86,395        7,861          45,847
  Cash overdrafts....................................        --          --       1,842           --              --
  Purchase of warrants...............................      (315)         --          --           --              --
  Debt issuance costs................................      (141)       (524)     (1,144)         (83)           (175)
  Principal payments under capital lease
    obligations......................................      (333)       (694)     (1,235)        (579)           (686)
                                                       --------    --------    --------     --------        --------
  Net cash provided by financing activities..........     2,326      23,344      67,127        6,541           4,736
                                                       --------    --------    --------     --------        --------
  Net increase (decrease) in cash and cash
    equivalents......................................    (1,135)     16,422     (19,841)     (15,477)          5,102
  Cash and cash equivalents at beginning of year.....     5,791       4,656      21,078       21,078           1,237
                                                       --------    --------    --------     --------        --------
  Cash and cash equivalents at end of year...........  $  4,656    $ 21,078    $  1,237     $  5,601        $  6,339
                                                       ========    ========    ========     ========        ========
  Supplemental disclosure of cash flow information:
    Interest paid....................................  $    745    $  2,472    $  5,266
                                                       ========    ========    ========
    Income taxes paid................................  $    100    $    100    $    520
                                                       ========    ========    ========

     Supplemental disclosure of noncash investing and financing activities -- In 1995, 1996, and 1997, the Company incurred approximately $2.4 million, $5.2 million and $2.4 million, respectively, relating to capital lease obligations for the acquisition of equipment. In 1997, 586,847 shares of common stock were issued as a result of the conversion of 149 shares of convertible preferred stock. In 1996, the Company issued preferred stock and cancelled certain indebtedness to acquire the minority interest ownership of a partnership holding one of the Company's processing plants. Also in 1996, the Company redeemed 51 shares of preferred stock in exchange for the cancellation of indebtedness due from an affiliated entity.

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- Continental Natural Gas, Inc. and Subsidiaries (the "Company") is involved principally in natural gas gathering, processing and marketing with operations principally in the central United States. The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its investments in majority-owned partnerships.

     CASH EQUIVALENTS -- The Company considers all highly liquid investments with maturities of three months or less at date of purchase to be cash equivalents.

     INVENTORY -- Gas inventory is stated at the lower of market or average cost.

     PROPERTY AND EQUIPMENT -- The Company's property and equipment is carried at cost and depreciated on the straight-line basis over their estimated useful lives ranging from 3 to 20 years. Gain or loss on disposal of such property and equipment is reflected in operations. Maintenance and repairs are charged to expense as incurred.

     The carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Assets determined to be impaired based on undiscounted estimated future net cash flows are reduced to estimated fair value. No such reduction in the carrying value of assets has been reflected in the accompanying financial statements.

     DEBT ISSUANCE COSTS -- Costs associated with obtaining financing are capitalized and amortized using the straight-line method over the term of the agreement.

     REVENUE RECOGNITION -- Revenue is recognized when product is delivered or when services are rendered.

     INCOME TAXES -- The Company accounts for income taxes utilizing Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     EARNINGS PER SHARE -- In the fourth quarter of 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, Earnings per share ("FAS 128"), which requires the presentation of basic and diluted earnings per share (see Note 3). Earnings per share amounts for all previous periods presented have been restated to give effect to the application of FAS 128.

     ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

2. ACQUISITION OF TAURUS ENERGY CORP.

     On November 20, 1997, the Company acquired Taurus Energy Corp. for total acquisition costs of $42.1 million. The acquisition has been accounted for as a purchase and the results of Taurus Energy Corporation have been included in the accompanying consolidated financial statements, since the date of acquisition. The acquisition is summarized as following:

                                                              (IN THOUSANDS)
Current assets..............................................     $ 4,764
Gas gathering systems.......................................      42,268
Current liabilities.........................................      (4,882)
                                                                 -------
     Total acquisition......................................     $42,150
                                                                 =======

     Unaudited summary pro forma results of operations for the Company, reflecting the above described acquisition as if it had occurred at the beginning of the years ended December 31, 1996 and December 31, 1997, are as follows, respectively: revenues, $290.8 million and $380.1 million; net income
(loss), $7.6 million and ($1.5 million); and net income (loss) per common share (diluted), $1.76 and $(.37). The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods nor of the results which may occur in the future.

3. EARNINGS PER SHARE

     The following data shows the amounts used in computing earnings per share for income before extraordinary item.

                                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                      ------------------------------------------------
                                                        INCOME      WEIGHTED SHARES
                                                      (NUMERATOR)    (DENOMINATOR)    PER SHARE AMOUNT
                                                      -----------   ---------------   ----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Income before extraordinary item....................    $5,110
Less: Preferred stock dividends.....................       (47)
                                                        ------
Basic earnings per common share.....................    $5,063           3,151             $1.61
                                                                                           =====
Warrants............................................                        34
                                                                         -----
Diluted earnings per common share...................    $5,063           3,185             $1.59
                                                        ======           =====             =====

                                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                      ------------------------------------------------
                                                        INCOME      WEIGHTED SHARES
                                                      (NUMERATOR)    (DENOMINATOR)    PER SHARE AMOUNT
                                                      -----------   ---------------   ----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Income before extraordinary item....................    $7,620
Less: Preferred stock dividends.....................      (587)
                                                        ------
Basic earnings per common share.....................    $7,033           3,536             $1.99
                                                                                           =====
Convertible preferred stock.........................       587             771
                                                        ------           -----
Diluted earnings per common share...................    $7,620           4,307             $1.77
                                                        ======           =====             =====

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

                                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                      ------------------------------------------------
                                                         LOSS       WEIGHTED SHARES
                                                      (NUMERATOR)    (DENOMINATOR)    PER SHARE AMOUNT
                                                      -----------   ---------------   ----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Loss before extraordinary item......................    $(1,245)
Less: Preferred stock dividends.....................       (223)
                                                        -------
Basic earnings per common share.....................    $(1,468)         4,739             $(.31)
                                                                                           =====
Diluted earnings per common share...................    $(1,468)         4,739             $(.31)
                                                        =======          =====             =====

     Contingently issuable options on 204,000 shares of common stock with an exercise price of $.26 were not included in the computation of diluted earnings per share for 1996 and 1997 in accordance with the provisions of FAS 128. Options on 207,210 shares of common stock with an average exercise price of $7.47 were not included in the computation of diluted earnings per share for 1997 because their effect would have been antidilutive.

4. RELATED PARTY TRANSACTIONS

     In 1995, 1996 and 1997, the Company provided office space to an affiliated entity and billed it for rentals of $40,399, $40,399 and $51,075, respectively. The Company provided general and administrative services to affiliates and billed them $265,351, $218,253 and $209,724 in 1995, 1996 and 1997, respectively. Additionally, the Company in 1995, 1996 and 1997, was charged by affiliates $36,786, $190,366 and $14,329, respectively, for general and administrative expenses incurred on its behalf and $138,000, $210,000, and $240,000 in 1995, 1996, and 1997 for management services.

     The Company purchased gas from Bird Creek Resources ("BCR"), an affiliated entity, totaling $125,284, $316,466 and $278,161 in 1995, 1996 and 1997,
respectively. At December 31, 1996, the Company had accounts payable to BCR totaling $463,884. No such amounts were payable at December 31, 1997.

     In 1996, the Company sold its oil and gas producing properties to an affiliated entity for approximately $308,000, which approximated book value. Revenues from these properties are included in other revenues and totaled $461,984, and $602,656 for the years ended December 31, 1995 and 1996, respectively.

     The Company had natural gas sales totaling approximately $12 million and $20.1 million in 1996 and 1997 to an affiliated entity, which gas was sold at the Company's cost in 1996 and cost plus $.02 per mcf in 1997. Receivables at December 31, 1996 and 1997 related to these gas sales were approximately $5 million and $6.3 million. During 1996, the Company entered into futures contracts on behalf of another affiliate, with gains or losses or such contracts paid or billed to the affiliate. The Company also had advances receivable from other affiliates totaling approximately $.98 million and $1.034 million at December 31, 1996 and 1997, respectively.

     At December 31, 1996 and 1997, notes receivable from affiliates related to a sale of a gathering system in prior years were $17,801. This note bears interest at 8% and is collateralized by the gathering system.

5. INVESTMENTS

     The Company, through two limited partnerships of which it is the general partner, owns a 6.88% interest in a partnership which owns and operates a natural gas gathering system in Texas. The Company's ownership interest is accounted for using the equity method. Accordingly, during 1995, 1996 and 1997, the Company has recognized losses of $82,769, $136,196 and $94,065, respectively, from the investment.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

6. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1996 and 1997, consisted of:

                                                               1996        1997
                                                               ----        ----
                                                                (IN THOUSANDS)
Gathering systems and processing plants...................    $55,723    $111,485
Compressor equipment......................................     10,162      11,765
Furniture, fixtures and other.............................      1,342       1,806
Less accumulated depreciation, depletion and
  amortization............................................     (6,182)    (10,271)
                                                              -------    --------
Net property and equipment................................    $61,045    $114,785
                                                              =======    ========

7. LONG-TERM DEBT

     Long-term debt at December 31, 1996 and 1997 consists of the following :

                                                              1996          1997
                                                              ----          ----
                                                                (IN THOUSANDS)
Term loan payable in quarterly installments with a final
  maturity in 2002, plus interest at either the bank's
  base rate plus .5% or LIBOR plus 2.5% (7.69% at
  December 31, 1997).....................................    $33,813       $75,000
Revolving loan payable on December 31, 1999, plus
  interest at either the bank's base rate plus .5% or
  LIBOR plus 2.5% (8.5% at December 31, 1997)............         --         6,000
Less current portion.....................................       (867)       (7,500)
                                                             -------       -------
Long-term debt...........................................    $32,946       $73,500
                                                             =======       =======

     In December 1996, the Company obtained a new credit facility including a term loan of $39 million and a revolving credit facility of $25 million. Letters of credit totaling approximately $6.9 million were outstanding related to this credit facility at December 31, 1996. At December 31, 1996, no amount was outstanding on the revolving credit facility. Associated with obtaining the new credit facility, the Company retired its prior long-term debt and expensed the remaining unamortized debt issuance costs of $689,062, which expense (net of income taxes of $261,842) is classified as an extraordinary item in the statement of operations. This expense reduced basic and diluted earnings per share by $.12 and $.10, respectively, for the year ended December 31, 1996.

     In November 1997, the Company entered into an Amended and Restated Credit Agreement. The Credit Agreement provides for a term loan facility of $75 million and a revolving credit facility of $25 million, of which up to $18 million may be utilized to support letters of credit. Letters of credit totaling $8.5 million were outstanding related to this credit facility at December 31, 1997. Interest rates under both the revolving facility and term facility are variable, at the Company's election, at: (i) up to 1/4% (depending upon the Company's financial performance) above the greater of (x) the arithmetic average of the prime rates announced by Chase Manhattan Bank, Citibank, N.A. and Morgan Guaranty Trust Company of New York or (y) the federal funds rate as published by the Federal Reserve Bank of New York plus 1/2%; or (ii) 1.375% to 2.5% (depending upon the Company's financial performance) above the London Interbank Offered Rate (LIBOR).

     The debt under the agreements is collateralized by inventory, accounts receivable, property and equipment and other assets. The agreement includes various restrictive covenants including the maintenance of specified levels of working capital and net worth, limitations on the incurrence of additional indebtedness and limitations on dividends to shareholders, and includes a subjective acceleration clause. During 1997, the

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

Company was not in compliance with certain covenants of its debt agreement, which were waived by the lender.

     At December 31, 1997, the aggregate amount of long-term debt is payable as follows: $7.5 million in 1998; $13.5 million in 1999; $10 million in 2000; $10 million in 2001 and $40 million in 2002. Beginning in 1998, certain additional principal amounts may be due based on the Company's levels of operating cash flows as defined by the agreement.

8. CAPITAL LEASES

     Property and equipment include the following property under capital leases at December 31:

                                                               1996         1997
                                                               ----         ----
                                                                 (IN THOUSANDS)
Compressor equipment......................................    $9,105       $10,220
Less accumulated amortization.............................      (616)       (1,131)
                                                              ------       -------
                                                              $8,489       $ 9,089
                                                              ======       =======

     Future minimum lease payments as of December 31, 1997 under capital leases are as follows:

                                                              (IN THOUSANDS)
1998........................................................     $ 2,017
1999........................................................       1,693
2000........................................................       1,662
2001........................................................       1,662
2002........................................................       1,546
Thereafter..................................................       1,017
                                                                 -------
Future minimum lease payments...............................       9,597
Less amount representing interest...........................      (1,969)
                                                                 -------
Present value of future minimum lease payments..............       7,628
Less current portion........................................      (1,402)
                                                                 -------
Long-term portion...........................................     $ 6,226
                                                                 =======

9. CONTRACT ADVANCES

     In December, 1996, the Company received contract advances totaling approximately $22.8 million related to commitments to sell natural gas and natural gas liquids. The advances did not bear interest and were paid in product delivered over approximately nine months beginning in January 1997.

10. INCOME TAXES

     Components of income tax expense (benefit) for the years ended December 31, 1995, 1996 and 1997 are as follows:

                                                    1995          1996         1997
                                                    ----          ----         ----
                                                            (IN THOUSANDS)
Current........................................    $    46       $   578       $  --
Deferred.......................................     (2,220)       (4,213)       (644)
                                                   -------       -------       -----
                                                   $(2,174)      $(3,635)      $(644)
                                                   =======       =======       =====

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

     A reconciliation of the income tax expense computed by applying the federal statutory rate to pre-tax income to the Company's effective income tax expense (benefit) is as follows:

                                                         1995       1996      1997
                                                         ----       ----      ----
                                                              (IN THOUSANDS)
Income tax expense computed by applying statutory
  rate..............................................    $   998    $ 1,355    $(642)
State income taxes..................................        118        159      (75)
Other...............................................         18         29       73
Benefit of net operating loss carryforward..........     (1,088)      (965)      --
Change in valuation allowance associated with
  deferred tax assets...............................     (2,220)    (4,213)      --
                                                        -------    -------    -----
Income tax expense (benefit)........................    $(2,174)   $(3,635)   $(644)
                                                        =======    =======    =====

     Deferred tax assets and liabilities at December 31, 1996 and 1997 are comprised of the following:

                                                                1996       1997
                                                                ----       ----
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Allowance for losses and other...........................    $   159    $   251
  Deferred gain on sale leaseback..........................         97         50
  Contract advances........................................      9,419         --
  Net operating loss carryforwards.........................      4,449     16,202
  Deferred gain on futures contracts.......................        411         --
  Alternative minimum tax credit carryforwards.............        773        768
                                                               -------    -------
  Total deferred tax assets................................     15,308     17,271
                                                               -------    -------
Deferred tax liabilities:
  Depreciation of property and equipment...................     (2,225)    (3,211)
  Deferred loss on futures contracts.......................         --       (369)
                                                               -------    -------
Total deferred tax liabilities.............................     (2,225)    (3,580)
                                                               -------    -------
Valuation allowance........................................     (6,008)    (6,008)
                                                               -------    -------
Net deferred tax asset.....................................    $ 7,075    $ 7,683
                                                               =======    =======

     At December 31, 1997, the Company had net operating loss carryforwards
(NOLs) totaling approximately $42 million for regular tax purposes and $40 million for alternative minimum tax purposes. If not utilized, these carryforwards will expire from 2000 to 2012. Due to the lack of existing legal precedent with respect to the tax rules governing the Company's NOLs, both the availability of approximately $10 million the Company's NOLs and its prior utilization of NOLs (totaling approximately $34 million) may be challenged. Disallowance of the use of the NOLs would result in certain taxes associated with prior utilization of the NOLs being currently payable. In March of 1998, the Company received notification that the Internal Revenue Service plans to audit the Company's 1995 tax return.

     Realization of the Company's deferred tax assets is dependent upon the generation of sufficient taxable income prior to the expiration of the NOLs and, for financial reporting purposes, the resolution of the matters noted above. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable could be increased or decreased by a material amount in the near-term pending resolution of these matters.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

11. COMMITMENTS AND CONTINGENCIES

     The Company, in the ordinary course of business, enters into fixed price sales contracts of natural gas. At December 31, 1996, the Company had fixed price gas sales contracts for prices ranging between $1.83 and $2.46 for the period January 1, 1997 to August 31, 1998. At December 31, 1997, the Company had fixed price gas sales contracts for prices ranging between $1.92 and $3.25 for the period January 1, 1998 and July 31, 1999.

     As of December 31, 1997, the Company has outstanding approximately $8.5 million of credit from commercial banks related to its purchases and sales of gas and has pledged inventory, accounts receivable, property and equipment and other assets as collateral.

     The Company occupies office space and maintains certain compressor equipment under operating leases and incurred rent expense of approximately $1.8 million, $1.9 million, $2 million in 1995, 1996 and 1997, respectively. Future minimum rental payments under the terms of the leases are $917,171 in 1998; $224,039 in 1999; $218,326 in 2000; $213,644 in 2001; and $106,820 thereafter.

     As of December 31, 1997, the Company was a defendant in litigation involving claims made by Colorado Interstate Gas ("CIG"). The case primarily involved claims made by CIG that the Company and Continental Hydrocarbons, Inc. ("CHI"), a former subsidiary of the Company, improperly withheld proceeds from the sale of NGLs processed at the Mocane Plant, and committed other wrongful acts, and, as a result, was liable to CIG for unspecified actual and punitive damages. In February 1998, the Company and CIG reached a settlement with respect to all such claims, agreeing to pay CIG $2 million in cash. Through September 30, 1997, the Company had established reserves of approximately $1.4 million in connection with CIG's claims. The Company incurred a $.6 million pre-tax charge to earnings in the fourth quarter of 1997 as a result of the settlement, which is included in other expense.

     The Company is at various times a party to additional claims and involved in various other litigation and administrative proceedings arising in the normal course of business. The Company believes it is unlikely that the final outcome of any of the claims, litigation or proceedings discussed above to which the Company is a party would have a material adverse effect on the Company's financial position or results of operations.

12. PROFIT SHARING AND THRIFT PLAN

     The Company participates with certain affiliates in a defined contribution plan (the "Plan") covering substantially all employees. Under the Plan provisions, the Company contributes 2% of each participant's annual salary, plus up to an additional 3% to match voluntary contributions by employees. Employees may make voluntary contributions of up to 10% of their annual compensation. The Company makes contributions to the Plan each pay period. Total expense for 1995, 1996 and 1997 was approximately $106,000, $141,500 and $199,000, respectively.

13. STOCK OPTIONS

     During 1995, the Company granted certain employees phantom stock rights under which certain amounts would be due upon the occurrence of specified events. On February 28, 1996, these phantom stock rights were cancelled and certain members of management were granted stock options for 204,000 shares of common stock. These options become exercisable only if certain performance criteria of the Company are met during the years of 1997 through 1999. The options, if earned, are exercisable at $.26 per share and expire at March 31, 2000. The amount of the options exercisable may also be limited based on the fair value of the Company's common stock at the date of exercise. None of these options vested during 1997.

     In June 1997, the Company approved the adoption of an Employee Stock Plan (the "Plan") whereby 600,000 shares of common stock were authorized for issuance under the Plan. Options to purchase 207,210

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES shares of common stock at a weighted average exercise price of $7.47 per share were granted on December 23, 1997, which options become exercisable in 25% increments on February 28, 1998, December 31, 1998, December 31, 1999 and December 31, 2000 and expire after 10 years from the original grant. The Company applies APB 25 in accounting for such stock options. Under this standard, compensation expense is recognized associated with these options as they are earned, based on the fair value of the Company's common stock at the dates they are granted. Accordingly, the Company has recognized approximately $33,000 of compensation expense and approximately $802,000 of unearned compensation. Such unearned compensation will be recognized as an expense over the vesting period of the options.

     Based on the provisions of FASB No. 123, "Accounting for Stock-Based Compensation," the grant date fair value of options issued prior to 1997 are not material and, accordingly, disclosure of pro forma information as required by this standard has not been presented for 1996 and 1995. Had compensation been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share for 1997 would have been reduced as follows:

                                                                 1997
                                                                 ----
Net Loss (In thousands):
  As reported...............................................    $1,245
                                                                ------
  Pro Forma.................................................    $1,267
                                                                ------
Basic Earnings per Share:
  As reported...............................................    $ (.31)
                                                                ------
  Pro forma.................................................    $ (.31)
                                                                ------
Diluted Earnings per Share:
  As reported...............................................    $ (.31)
                                                                ------
  Pro Forma.................................................    $ (.31)
                                                                ======

     The above FASB Statement No. 123 pro forma disclosures are not necessarily representative of the effect FASB No. 123 will have in the pro forma disclosure of future years.

     The fair value of each option granted is estimated using the Black-Scholes model. The Company's stock volatility was .25 in 1997 based on previous stock performance. Dividend yield was estimated to remain at zero with a risk free interest rate of 5.7 percent in 1997. Expected life ranged from 5 to 8 years depending on the vesting periods involved and the make up of participating employees. The aggregate fair value of options granted during 1997 under the Stock Option Plan was approximately $1.4 million.

                                                       OUTSTANDING OPTIONS
                                     --------------------------------------------------------
                                                         WEIGHTED AVERAGE
                                                            REMAINING        WEIGHTED AVERAGE
         EXERCISE PRICES             NUMBER OF SHARES    CONTRACTUAL LIFE     EXERCISE PRICE
         ---------------             ----------------    ----------------    ----------------
$6.00-$8.00......................        176,210                10                $ 6.78
$11.25-$11.75....................         31,000                10                $11.41

14. SHAREHOLDERS' EQUITY

     On January 1, 1996, the Company issued 200 shares of preferred stock in exchange for the minority interest ownership in the Beaver gas processing plant. As the minority interest ownership was held by affiliates of the Company with common ownership, the assets and liabilities associated with the acquired interest have been reflected at their historical amounts. Subsequently, the Company redeemed 51 shares of the preferred stock in exchange for cancellation of indebtedness owed the Company. Dividends on the preferred stock are cumulative from the date of issuance at a rate of 7 1/2% applied to the liquidation value. At December 31, 1996,

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES unpaid dividends totaling $587,250 had accumulated on the Preferred Stock, which dividends were paid in 1997. During 1997, all outstanding preferred stock was converted into 586,847 shares of common stock of the Company.

     Also, on February 28, 1996, the Company sold 461,997 shares of common stock of the Company to certain members of Company Management for $100,000 payable in the form of notes receivable with interest at 8%. Based on the fair value of the Company's common stock at this date, compensation expense and a contribution of capital of $46,000 has been recognized in 1996.

     On August 6, 1997 the Company completed its initial public offering selling, 2,115,000 shares of common stock for net proceeds of approximately $21.3 million.

15. FINANCIAL INSTRUMENTS

     DERIVATIVES -- The Company enters into futures contracts and options related to its buying and selling of natural gas. Specifically, the Company hedges its cost of future purchases of natural gas associated with its fixed price sales commitments. At December 31, 1996, the Company had futures contracts to purchase natural gas totaling approximately $6.5 million for the period from January of 1997 to April of 1998. Also at December 31, 1996, the Company had swap contracts whereby the Company had fixed its price with respect to future purchases of natural gas totaling approximately $7.2 million for the period of January of 1997 to August of 1997. At December 31, 1997, the Company had futures contracts to purchase natural gas totaling approximately $11.6 million for the period from January 1998 to July 1999. At December 31, 1996 and 1997, the Company had deposits totaling approximately $1.0 million and $3.8 million, respectively, related to these contracts which are reflected as Accounts Receivable -- Other.

     Gains or losses on futures contracts, swaps and options designated as hedges are reported as natural gas sales in the Consolidated Statement of Operations in the same period as the hedged sale of gas occurs. Gains or losses on futures contracts, swaps and options not designated as hedges are recognized as fluctuations occur in the value of the contracts. The effectiveness of hedges is measured by historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged sale of gas. If correlation ceases to exist, hedge accounting is terminated with gains or losses recognized. To date, high correlation has always been achieved on the Company's hedge instruments. All futures contracts at December 31, 1996 and 1997 and swap contracts at December 31, 1996 were designated as hedges. Gains on futures contracts of $1.1 million at December 31, 1996 and losses on futures contracts totaling approximately $1.0 million at December 31, 1997, respectively, have been deferred. At December 31, 1996, the fair value of the swap contracts was approximately $2 million, which amount had also been deferred.

     Additionally, the Company periodically enters into futures contracts on behalf of its gas purchasers, with gains or losses on such contracts paid or billed to these customers. At December 31, 1996 and 1997, such contracts were not material.

     FAIR VALUE -- Based on the interest rates currently available to the Company for borrowings with similar terms and maturities, long-term debt and capital leases at December 31, 1996 and 1997 approximate fair value.

     The estimated fair value of the contract advance liabilities at December 31, 1996, assuming repayment under the scheduled terms of the agreements, was approximately $24.3 million.

     The fair value of the Company's futures positions and swaps at December 31, 1996 was approximately $1.1 million and $2 million, respectively. The fair value of the Company's futures at December 31, 1997 was a loss of $1.0 million.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

16. CONCENTRATIONS

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of companies located in the central United States. Such credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and generally does not require collateral related to its receivables. The Company's derivative activities also subject it to credit risk. Such credit risk is considered by management to be limited based on its assessment of the financial strength of the individual counterparties to its derivative positions. Additionally, the Company had approximately $32.2 million and $8.4 million of cash balances in excess of federally insured limits with banks at December 31, 1996 and 1997, respectively.

     In fiscal years 1995 and 1996, one customer accounted for approximately 23% and 12%, respectively, of consolidated revenues. At December 31, 1996, accounts receivable from this customer were approximately $2.4 million. No individual customer accounted for greater than 10% of revenues for the year ended December 31, 1997.

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain unaudited quarterly financial information for each of the Company's last two years.

                                                                      THREE MONTHS ENDED
                                                          -------------------------------------------
                                                          MARCH 31    JUNE 30    SEPT. 30    DEC. 31
                                                          --------    -------    --------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31, 1996:
  STATEMENTS OF OPERATIONS DATA:
     Operating revenues.................................  $39,320     $42,066    $61,034     $104,241
     Operating income(1)................................    1,662         446        774        3,789
     Income (loss) before extraordinary item............    1,368        (157)       (34)       6,443
     Net income (loss)..................................    1,368        (157)       (34)       6,016
  EARNINGS PER SHARE(2):
     Basic:
       Income (loss) before extraordinary item..........      .37        (.08)      (.05)        1.75
       Net income (loss)................................      .37        (.08)      (.05)        1.63
     Diluted:
       Income (loss) before extraordinary item..........      .33        (.08)      (.05)        1.49
       Net income (loss)................................      .33        (.08)      (.05)        1.39
YEAR ENDED DECEMBER 31, 1997:
  STATEMENTS OF OPERATIONS DATA:
     Operating revenues.................................  $88,527     $66,329    $81,762     $104,000
     Operating income(1)................................    2,810         946        905       (1,071)
     Net income (loss)..................................      987        (140)      (118)      (1,974)(3)
  EARNINGS PER SHARE(2):
     Basic:
       Net income (loss)................................      .24        (.07)      (.02)        (.31)
     Diluted:
       Net income (loss)................................      .23        (.07)      (.02)        (.31)

-------------------------
(1) Operating revenues less operating costs and expenses.

(2) Earnings per share are calculated independently for each quarter, and accordingly the sum of the four quarters may not equal the annual earnings per share amounts.

(3) Includes $.6 million loss on settlement of litigation.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

18. SUBSEQUENT EVENTS

     On January 23, 1998, the Company entered into an agreement with Gothic Energy Corporation ("Gothic") to acquire interests in four natural gas gathering systems and $6 million of Gothic Senior Redeemable Preferred Stock for a total purchase price of $12 million. The closing of these purchase transactions was consummated in January and March of 1998.

19. INTERIM FINANCIAL INFORMATION (UNAUDITED)

     BASIS OF PRESENTATION. The interim consolidated financial statements presented herein are unaudited, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for fair presentation of the results for such periods.

     MERGER WITH CMS. On August 3, 1998, the Company announced the completion of an agreement with CMS Energy Corporation ("CMS") in which CMS will acquire 100 percent of the Company's common stock in exchange for shares of CMS common stock totaling approximately $65 million. The agreement is subject to ratification by the holders of a majority of the Company's stock. The majority shareholders have announced their intentions to vote in favor of the transaction and expect to close the transaction early in the fourth quarter.

     EARNINGS PER SHARE. The following data shows the amounts used in computing earnings per share.

                                                            FOR THE 6 MONTHS ENDED JUNE 30, 1997
                                                      ------------------------------------------------
                                                        INCOME      WEIGHTED SHARES
                                                      (NUMERATOR)    (DENOMINATOR)    PER SHARE AMOUNT
                                                      -----------   ---------------   ----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Income..........................................     $847
Less: Preferred stock dividends.....................     (223)
                                                         ----
Basic earnings per common share.....................      624            3,613              $ 17
                                                         ----            -----              ----
Diluted earnings per common share...................     $624            3,613              $ 17
                                                         ====            =====              ====

                                                            FOR THE 6 MONTHS ENDED JUNE 30, 1998
                                                      ------------------------------------------------
                                                        INCOME      WEIGHTED SHARES
                                                      (NUMERATOR)    (DENOMINATOR)    PER SHARE AMOUNT
                                                      -----------   ---------------   ----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Basic earnings per common share.....................    $1,351           6,315              $ 21
                                                                                            ====
Effect of dilutive stock options....................        --              40
                                                        ------           -----
Diluted earnings per common share...................    $1,351           6,355              $ 21
                                                        ======           =====              ====

     Options on 31,000 shares of common stock with an average exercise price of $11.41 were not included in the computation of diluted earnings per share for three and six months ended June 30, 1998 because their effect would have been antidilutive. Contingently issuable options on 204,000 shares of common stock with an exercise price of $.26 were not included in the computation of diluted earnings per share for 1998 and 1997 in accordance with the provisions of FAS 128.

     INVESTMENTS. On January 23, 1998, the Company entered into an agreement with Gothic Energy Corporation ("Gothic") to acquire interests in four natural gathering systems and $6 million of Gothic Senior Redeemable Preferred Stock for a total purchase price of $12 million. The closing of these purchase transactions was consummated in January and March of 1998.

     On April 27, 1998, the Preferred Stock was redeemed by Gothic for $6 million plus related fees and dividends.

                 CONTINENTAL NATURAL GAS, INC. AND SUBSIDIARIES

     SALE OF SYSTEM. On May 29 (effective as of June 1), 1998, the Company sold a gas system for approximately $12 million, resulting in a gain on sale of approximately $7.5 million.

     CONTINGENCIES. On May 31, 1998, the Company was served with a summons in a lawsuit initiated by Aurora National Gas, L.L.C. and filed in Dallas, Texas (Aurora Natural Gas L.L.C. v. Continental Natural Gas, Inc. and Gary C. Adams, Case No. DV-98-3831, District Court of Dallas County, Texas, 68th Judicial District). The Company has removed the case to federal court in Dallas, Texas and has filed pleadings to (i) dismiss Gary C. Adams as a defendant and (ii) transfer the case to federal court in Tulsa, Oklahoma. Aurora has filed a motion in federal court to remand the case to state court. The Company does not know whether any of these motions will be granted.

     Aurora's lawsuit is based on a gas purchase contract which the Company entered into with Gothic on January 23, 1998. Aurora alleges that it had a prior contract with Gothic and that the Company "tortuously interfered" with Aurora's contract. This lawsuit is in the early stages of discovery it is not possible to fully evaluate Aurora's claims. After consultation with the Company's trial counsel, management believes that the Company will prevail on the claims made by Aurora and intends to vigorously defend this lawsuit -- accordingly, the outcome of this lawsuit is not likely to have a material effect on the financial condition, results of operations or prospects of the Company. However, the Company cannot guarantee an outcome favorable to the Company.

     At June 30, 1998, the Company had net operating loss carryforwards (NOLs) totaling approximately $40.0 million for regular tax purposes and $40.0 million for alternative minimum tax purposes. If not utilized, these carryforwards will expire from 2000 to 2012. Due to the lack of existing legal precedent with respect to the tax rules governing the Company's NOLs, both the availability of approximately $10.0 million of the Company's NOLs and its prior utilization of NOLs (totaling approximately $34.0 million) may be challenged. Disallowance of the use of the NOLs would result in certain taxes associated with prior utilization of the NOLs being currently payable. In March of 1998, the Company received notification that the Internal Revenue plans to audit the Company's 1995 tax return.

     Realization of the Company's deferred tax assets is dependent upon the generation of sufficient taxable income prior to the expiration of the NOLs and, for financial purposes, the resolution of the matters noted above. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable could be increased or decreased by a material amount in the near-term pending resolution of these matters.

     NEW ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 amends standards regarding the disclosure of information on business segments in annual financial statements and also requires selected financial information on segments for interim financial statements. FAS 131 will become effective for the Company when the annual financial statements are filed for 1998. Since this Statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. FAS 133 standardizes the accounting for derivative instruments by requiring that all derivatives be recognized as assets and liabilities and measured at fair value. Upon the Statement's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The Company does not believe adoption of the new standard will have a material impact on its financial statements.

           SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

     The following table presents selected financial and operating information for the Company as of the end of and for each of the five years in the period ended December 31, 1997 and for the six month periods ended June 30, 1997 and 1998. The data for and at the end of the six month periods ended June 30, 1997 and 1998, have been derived from the unaudited Consolidated Financial Statements of the Company and reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for fair presentation of the results for such periods. Results of operations for the six months ended June 30, 1998, are not necessarily indicative of the results to be achieved for the year ending December 31, 1998. The selected financial data should be read in conjunction with the Company's Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                                                SIX MONTHS
                                                             FOR THE YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                                   ----------------------------------------------------   ----------------------
                                                     1993       1994       1995       1996       1997       1997        1998
                                                     ----       ----       ----       ----       ----     --------   -----------
                                                                 (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
                                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues
   Natural gas sales.............................  $126,583   $100,477   $ 95,631   $208,779   $289,615   $134,763    $119,873
   Natural gas liquids sales.....................    23,177     19,572     24,804     34,757     46,224     17,978      21,602
   Gathering fees................................        --         --         --      1,995      4,449      3,128       3,977
   Other.........................................     1,308        260        763      1,130        330          6         242
                                                   --------   --------   --------   --------   --------   --------    --------
       Total operating revenue...................   151,068    120,309    121,198    246,661    340,618    155,875     145,694
 Operating costs and expenses
   Cost of purchased natural gas.................   137,560    111,038    107,642    225,535    318,283    143,612     133,853
   Operating expenses............................     5,530      3,930      4,366      5,978      7,096      3,077       5,221
   General and administrative....................     3,847      3,601      3,840      5,623      7,560      3,598       4,894
   Depreciation, depletion and amortization......     1,741      1,505      1,367      2,854      4,089      1,832       3,551
                                                   --------   --------   --------   --------   --------   --------    --------
       Total operating costs and expenses........   148,678    120,074    117,215    239,990    337,028    152,119     147,519
 Operating income................................     2,390        235      3,983      6,671      3,590      3,756      (1,825)
 Other income (expense), net.....................    (1,028)     4,648     (1,047)    (2,686)    (5,479)    (2,343)      4,040
                                                   --------   --------   --------   --------   --------   --------    --------
Income before income taxes, extraordinary item
 and cumulative effect of accounting change......     1,362      4,883      2,936      3,985     (1,889)     1,413       2,215
Income tax (expense) benefit.....................       (47)      (127)     2,174      3,635        644       (566)       (864)
                                                   --------   --------   --------   --------   --------   --------    --------
Income before extraordinary item and cumulative
 effect of accounting change.....................  $  1,315   $  4,756   $  5,110   $  7,620   $ (1,245)  $    847    $  1,351
                                                   ========   ========   ========   ========   ========   ========    ========
Net income.......................................  $  1,695   $  4,756   $  5,110   $  7,193   $ (1,245)  $    847    $  1,351
                                                   ========   ========   ========   ========   ========   ========    ========
EARNINGS PER SHARE:
Primary:
 Income before extraordinary item and cumulative
   effect of accounting change...................  $    .40   $   1.47   $   1.61   $   1.99   $   (.31)  $    .17    $    .21
 Net income......................................       .52       1.47       1.61       1.87       (.31)       .17         .21
Fully Diluted:
   Income before extraordinary item and
     cumulative effect of accounting change......       .40       1.45       1.59       1.77       (.31)       .17         .21
   Net income....................................       .52       1.45       1.59       1.67       (.31)       .17         .21
Weighted average common shares outstanding:
 Primary.........................................     3,194      3,194      3,151      3,536      4,739      3,613       6,315
 Fully diluted...................................     3,217      3,258      3,185      4,307      4,739      3,613       6,355
STATEMENT OF CASH FLOWS DATA:
 Cash flows provided by (used in) operating
   activities....................................    12,787      1,785      8,825     23,536    (29,946)   (16,009)      2,854
 Cash flows provided by (used in) investing
   activities....................................    (1,444)    10,188    (12,286)   (30,458)   (57,022)    (6,009)     (2,488)
 Cash flows provided by (used in) financing
   activities....................................   (10,325)    (7,800)     2,326     23,344     67,127      6,541       4,736
OTHER DATA:
 Capital expenditures............................     2,267      3,097     12,310     30,761     57,065      6,043      14,488
 EBITDA(1).......................................     4,132      1,739      5,350      9,525      7,679      5,588       1,726
 Natural gas throughput gathered and/or processed
   (MMcf/d)......................................        93         95        125        182        253        219         215
 NGLs production (Mgal/d)........................       251        249        265        264        349        276         424
 Average NGL price (per gal).....................       .26        .22        .26        .36        .33        .36         .28
BALANCE SHEET DATA:
 Cash and cash equivalents.......................     1,618      5,791      4,655     21,078      1,237      5,601       6,339
 Property, plant and equipment (net).............    22,231     13,554     28,346     61,045    114,785     65,477     121,096
 Total asset.....................................    46,298     35,264     58,099    145,929    178,934    111,119     187,166
 Long-term debt, excluding current portion.......     5,626      3,750      6,534     32,946     73,500     38,123      79,097
 Capital lease obligations, excluding current
   portion.......................................     2,554        954      2,745      6,583      6,226      6,942       5,626
 Other current and non-current liabilities.......    28,797     17,139     30,393     84,246     57,789     43,277      59,302
 Shareholders' equity............................     7,397     12,153     16,754     22,154     41,419     22,777      43,141

-------------------------
(1) "EBITDA" represents operating income plus depreciation, depletion and amortization.

                                  ANNEX A














                          AGREEMENT AND PLAN OF MERGER

                                      AMONG

                             CMS ENERGY CORPORATION

                             CMS MERGING CORPORATION

                          CONTINENTAL NATURAL GAS, INC.

                             ADAMS AFFILIATES, INC.

                                       AND

                             COTTONWOOD PARTNERSHIP

                 -----------------------------------------------




                            Dated as of July 31, 1998,
                          as amended September 9, 1998

                                TABLE OF CONTENTS


ARTICLE I    THE MERGER...................................................................................         A-2
      Section 1.1.    The Merger..........................................................................         A-2
      Section 1.2.    Filing Certificate of Merger and Effectiveness......................................         A-2
      Section 1.3.    Effects of the Merger...............................................................         A-2
      Section 1.4.    Articles of Incorporation, By-Laws, Directors and Officers..........................         A-2
      Section 1.5.    Further Assurances..................................................................         A-2

ARTICLE II    CONVERSION OF SHARES........................................................................         A-3
      Section 2.1.    Conversion of Securities............................................................         A-3
      Section 2.2.    Closing.............................................................................         A-3
      Section 2.3.    Dissenting Shares...................................................................         A-3
      Section 2.4.    Payment of Cash and Delivery of Certificates........................................         A-4
      Section 2.5.    Dividends and Distributions.........................................................         A-5
      Section 2.6.    Fractional Shares...................................................................         A-5
      Section 2.7.    Changes in CMS Common Stock.........................................................         A-5


ARTICLE III    REPRESENTATIONS AND WARRANTIES OF CNG
               AND THE MAJORITY STOCKHOLDERS..............................................................         A-6
       Section 3.1.   Organization of CNG.................................................................         A-6
       Section 3.2.   Subsidiaries and Investments........................................................         A-6
       Section 3.3.   Capitalization......................................................................         A-7
       Section 3.4.   Authority...........................................................................         A-8
       Section 3.5.   Financial Statements................................................................         A-9
       Section 3.6.   Operations Since Balance Sheet Date.................................................         A-9
       Section 3.7.   No Undisclosed Liabilities..........................................................         A-10
       Section 3.8.   Taxes...............................................................................         A-10
       Section 3.9.   Condition of Tangible Assets........................................................         A-13
       Section 3.10.  Title to Property...................................................................         A-13
       Section 3.11.  Availability and Ownership of Assets................................................         A-13
       Section 3.12.  Personal Property Leases............................................................         A-13
       Section 3.13.  Accounts Receivable.................................................................         A-14
       Section 3.14.  Intellectual Property...............................................................         A-14
       Section 3.15.  Real Property.......................................................................         A-14
       Section 3.16.  [Intentionally Omitted..............................................................         A-15
       Section 3.17.  Litigation..........................................................................         A-15
       Section 3.18.  No Guaranties; Extensions of Credit.................................................         A-15
       Section 3.19.  Compliance with Laws................................................................         A-15
       Section 3.20.  Permits.............................................................................         A-15
       Section 3.21.  Insurance...........................................................................         A-15

       Section 3.22.  Employee Benefit Plans..............................................................         A-16
       Section 3.23.  Employees and Agents and Related Agreements.........................................         A-17
       Section 3.24.  Employee Relations and Labor Matters................................................         A-17
       Section 3.25.  Absence of Certain Business Practices...............................................         A-18
       Section 3.26.  Territorial Restrictions............................................................         A-18
       Section 3.27.  Transactions with Certain Persons...................................................         A-18
       Section 3.28.  [Intentionally Omitted].............................................................         A-18
       Section 3.29.  Environmental Matters...............................................................         A-18
       Section 3.30.  Contracts...........................................................................         A-20
       Section 3.31.  [Intentionally omitted].............................................................         A-21
       Section 3.32.  Gas Imbalances......................................................................         A-21
       Section 3.33.  [Intentionally omitted].............................................................         A-21
       Section 3.34.  CNG Filings; Registration Statement Information.....................................         A-22
       Section 3.35.  Disclosure..........................................................................         A-22
       Section 3.36.  Brokers.............................................................................         A-23
       Section 3.37.  PUHCA...............................................................................         A-23
       Section 3.38.  Vote Required.......................................................................         A-23
       Section 3.39.  Knowledge of Facts or Circumstances.................................................         A-23
       Section 3.40.  Information Supplied................................................................         A-23


ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF CMS ENERGY................................................        A-23
       Section 4.1.    Organization of CMS Energy..........................................................        A-24
       Section 4.2.    Authority...........................................................................        A-24
       Section 4.3.    Shares of CMS Common Stock..........................................................        A-25
       Section 4.4.    Capitalization......................................................................        A-25
       Section 4.5.    Operations Since March 31, 1998.....................................................        A-25
       Section 4.6.    Compliance with Laws................................................................        A-25
       Section 4.7.    SEC Documents.......................................................................        A-26
       Section 4.8.    No Finder...........................................................................        A-26
       Section 4.9.    Section 368 Representations.........................................................        A-26
       Section 4.10    Information Supplied................................................................        A-26


ARTICLE V      REPRESENTATIONS AND WARRANTIES OF SUB.......................................................        A-27
       Section 5.1.    Organization and Standing...........................................................        A-27
       Section 5.2.    Capital Structure...................................................................        A-27
       Section 5.3.    Authority...........................................................................        A-27


ARTICLE VI     ACTIONS PRIOR TO THE EFFECTIVE DATE.........................................................        A-27
       Section 6.1.    Issuance of CMS Common Shares.......................................................        A-27
       Section 6.2.    Action by Majority Stockholders of CNG..............................................        A-28
       Section 6.3.    Subsequent Financial Statements.....................................................        A-28
       Section 6.4.    Investigation of CNG................................................................        A-28
       Section 6.5.    Lawsuits, Proceedings, Etc..........................................................        A-30

       Section 6.6.    Conduct of Business by CNG Pending the Merger.......................................         A-30
       Section 6.7.    Mutual Cooperation; Reasonable Best Efforts.........................................         A-32
       Section 6.8.    Public Announcement.................................................................         A-32
       Section 6.9.    No Solicitation.....................................................................         A-32
       Section 6.10    Antitrust Law Compliance............................................................         A-33
       Section 6.11    CMS SEC Information.................................................................         A-33
       Section 6.12    Director Indemnification............................................................         A-33
       Section 6.13    Notice of Default...................................................................         A-33
       Section 6.14    Dissenting Shareholders' Appraisal Rights...........................................         A-33
       Section 6.15    CNG Options.........................................................................         A-34


ARTICLE VII    ADDITIONAL COVENANTS AND AGREEMENTS.........................................................         A-34
       Section 7.1.    Tax-Free Nature; Tax Consequences...................................................         A-34
       Section 7.2.    Taxes...............................................................................         A-34
       Section 7.3.    [Intentionally Omitted..............................................................         A-35
       Section 7.4.    CNG Incentive Stock Option Plan.....................................................         A-35
       Section 7.5.    Power Marketing Certificate.........................................................         A-35
       Section 7.6.    Pooling of Interests................................................................         A-36


ARTICLE VIII   CONDITIONS PRECEDENT TO CLOSING.............................................................         A-36
       Section 8.1.    Conditions to the Parties' Obligations..............................................         A-36
       Section 8.2.    Conditions to CMS Energy's Obligations..............................................         A-37
       Section 8.3.    Conditions to CNG's Obligations.....................................................         A-38


ARTICLE IX     INDEMNIFICATION; SURVIVAL...................................................................         A-40
       Section 9.1.    Indemnification by the Majority Stockholders........................................         A-40
       Section 9.2.    [Intentionally Omitted].............................................................         A-40
       Section 9.3.    Notice of Claims....................................................................         A-40
       Section 9.4.    Third Party Claims..................................................................         A-40
       Section 9.5.    [Intentionally Omitted].............................................................         A-41
       Section 9.6.    Survival of Obligations.............................................................         A-41
       Section 9.7.    Update of the Representations and Warranties........................................         A-41


ARTICLE X      TERMINATION.................................................................................         A-42
       Section 10.1    Termination.........................................................................         A-42
       Section 10.2    Effect of Termination...............................................................         A-43
       Section 10.3    Effect of Termination and Abandonment...............................................         A-43


ARTICLE XI     OTHER PROVISIONS............................................................................         A-44
       Section 11.1    Confidential Nature of Information..................................................         A-44
       Section 11.2    Fees and Expenses...................................................................         A-46
       Section 11.3    Notices.............................................................................         A-46
       Section 11.4    Definitions.........................................................................         A-48

       Section 11.5    Partial Invalidity..................................................................         A-48
       Section 11.6    Successors and Assigns..............................................................         A-49
       Section 11.7    Execution in Counterparts...........................................................         A-49
       Section 11.8    Titles and Headings.................................................................         A-49
       Section 11.9    Schedules and Exhibits..............................................................         A-49
       Section 11.10.  Entire Agreement/No Third Party Rights/ Assignment..................................         A-49
       Section 11.11.  Independent Investigation and Scope of Representations..............................         A-49
       Section 11.12.  Governing Law; Arbitration..........................................................         A-50
       Section 11.13.  No Third-Party Beneficiaries........................................................         A-50
       Section 11.14.  Interpretation......................................................................         A-50
       Section 11.15.  Guarantee...........................................................................         A-50
       Section 11.16.  [Intentionally Omitted].............................................................         A-50
       Section 11.17.  Time of Essence.....................................................................         A-50
       Section 11.18.  Attorneys Fees......................................................................         A-51
       Section 11.19.  Amendment...........................................................................         A-51



                                    EXHIBITS

Exhibit A              Certificate of Merger and Articles of Merger
Exhibit B              Affiliate Letter

                          SCHEDULE OF DEFINED TERMS


       TERM
DEFINITION SECTION

AAA               ............................................         11.12(b)
Acquisition Expenses..........................................         11.2
Acquisition Proposal..........................................         6.9(a)
affiliate         ............................................         11.4(a)
Agreement         ............................................         Preamble
Applicable Environmental Laws.................................         3.29(c)(i)
associate         ............................................         11.4(b)
Average Price     ............................................         2.1(b)
Balance Sheet     ............................................         3.5
Balance Sheet Date............................................         3.5
BCA               ............................................         1.1
Best Knowledge    ............................................         11.4(c)
Business Combination..........................................         10.3(c)
CERCLA            ............................................         3.29(a)(iv)
CERCLIS           ............................................         3.29(a)(iv)
Certificates      ............................................         2.4
Claim Notice      ............................................         9.3
Closing           ............................................         2.2
Closing Date      ............................................         2.2
CMS Common Shares ............................................         2.1(b), 2.7
CMS Common Stock  ............................................         First Recital
CMS Energy        ............................................         Preamble
CMS Energy SEC Documents......................................         4.7
CMS Option Agreement..........................................         Ninth Recital
CNG               ............................................         Preamble
CNG Agreements    ............................................         3.30(b)
CNG Business      ............................................         Fifth Recital
CNG Common Stock  ............................................         Third Recital
Code              ............................................         Eighth Recital
Company Group     ............................................         3.8(d)(i)
Disclosure Schedule...........................................         3.1
Dispute           ............................................         11.12(b)
Dissenting Shares ............................................         2.3
Easements         ............................................         3.10(b)
Effective Date    ............................................         1.2
Effective Time    ............................................         1.2
ERISA             ............................................         3.22(a)

ERISA Affiliate   ............................................         3.22(a)
Evaluation Documents..........................................         11.1(a)
Exchange Act      ............................................         4.7, 11.1(e)
Exchange Agent    ............................................         2.4(c)
Expense           ............................................         9.1
FERC              ............................................         7.5
GAAP              ............................................         35
Hazardous Substance...........................................         3.29(c)(ii)
HSR Act           ............................................         3.4(c)
Loss              ............................................         9.1
Majority Stockholders.........................................         Preamble
Market Conditions ............................................         11.4(d)
material          ............................................         3.8(d)(ii),
                  ............................................         3.29(c)(iii)
Material Adverse Change or Effect.............................         11.4(e)
Merger            ............................................         1.1
Merger Consideration..........................................         2.1(b)
Non-Wholly Owned Subsidiaries.................................         3.2(b)
NPL               ............................................         3.29(a)(iv)
NYSE              ............................................         2.1(b)
OGCA              ............................................         1.1
Option(s)         ............................................         3.3(a)
Participants      ............................................         3.22(a)
Partnerships      ............................................         3.2(b)
Partnerships Agreements.......................................         3.2(b)
Permits           ............................................         3.20
Permitted Encumbrances........................................         11.4(f)
Per Share Amount  ............................................         2.1(b)
person            ............................................         11.4(g)
Phase I           ............................................         6.4(b)
Pipeline Assets   ............................................         3.10(a)
Plans             ............................................         3.22(a)
Power Marketing Certificate...................................         7.5
Property          ............................................         3.29(c)(iv)
Proprietary Information.......................................         11.1(a)
Prospectus        ............................................         6.1
Real Property     ............................................         3.15
Registration Statement........................................         3.34(b)
Release           ............................................         3.29(c)(v)
Remedial Action   ............................................         3.29(c)(vi)
Representatives   ............................................         6.4(g)
representatives   ............................................         11.1(a)

Requisite Regulatory Approvals................................         8.1(b)
SEC               ............................................         4.2
Securities Act    ............................................         4.2
Seller Filings    ............................................         3.34(a)
Statement of Income...........................................         3.5
Sub               ............................................         Preamble
Sub Common Stock  ............................................         Second Recital
Subsidiary        ............................................         3.8(d)(iii)
Subsidiaries      ............................................         3.2(a)
Surviving Corporation.........................................         1.1
Tax, Taxes, and Taxable.......................................         3.8(d)(iv)
Tax Partnership   ............................................         3.8(d)(v)
Tax Return        ............................................         3.8(d)(vi)
Tax Sharing Arrangement.......................................         3.8(d)(vii)
Title IV Plan     ............................................         3.22(b)
Unaudited Balance Sheet.......................................         3.5
Unaudited Balance Sheet Date..................................         3.5
Unaudited Statement of Income.................................         3.5

                          AGREEMENT AND PLAN OF MERGER


     AGREEMENT and Plan of Merger, dated as of July 31, 1998, as amended September 9, 1998 (this "Agreement") among CMS Energy Corporation, a Michigan Corporation ("CMS Energy"), CMS Merging Corporation, a Michigan corporation and a wholly-owned subsidiary of CMS Energy ("Sub"), Continental Natural Gas, Inc., an Oklahoma Corporation ("CNG"), Adams Affiliates, Inc., an Oklahoma corporation, and Cottonwood Partnership, an Oklahoma general partnership (the latter two parties collectively, the "Majority Stockholders"). Unless otherwise indicated, capitalized terms used herein are those as defined herein.


                              W I T N E S S E T H :

     WHEREAS, CMS Energy is a Michigan corporation having an authorized capital of (i) 250,000,000 shares of common stock, $0.01 par value (the "CMS Common Stock"), of which, as of June 30, 1998, 101,512,647 shares were issued and outstanding, (ii) 10,000,000 shares of preferred stock, $0.01 par value, none of which, on the date hereof, is issued and outstanding, and (iii) 60,000,000 shares of Class G common stock, no par value, of which, as of June 30, 1998, 8,341,097 shares were issued and outstanding;

     WHEREAS, Sub is a Michigan corporation formed by CMS Energy solely for the purpose of consummating the transactions contemplated herein having an authorized capital of 60,000 shares of common stock, no par value (the "Sub Common Stock"), of which, on the date hereof, 10 shares are issued and outstanding;

     WHEREAS, Continental is an Oklahoma corporation having an authorized capital of 60,000,000 shares of common stock, $0.01 par value (the "CNG Common Stock"), of which, on the date hereof, 6,315,000 shares are issued and outstanding;

     WHEREAS, the Majority Stockholders directly control approximately 54% of the CNG Common Stock and exercise management control over CNG.

     WHEREAS, CNG, itself and through its Subsidiaries, is engaged in the purchasing, gathering, treating, processing and marketing of natural gas and natural gas liquids related thereto (hereinafter generally referred to as the "CNG Business");

     WHEREAS, the respective Boards of Directors of CMS Energy, Sub and CNG have approved the Merger of Sub into CNG pursuant to the terms and conditions of this Agreement and the related transactions contemplated by this Agreement, the Board of Directors of CNG has directed that this Agreement be submitted to its stockholders for adoption, and CMS Energy as the sole stockholder of Sub has adopted this Agreement;

     WHEREAS, this Agreement is intended to be treated as a pooling of interests for financial accounting purposes;

     WHEREAS, the parties hereto intend the Merger to constitute a reorganization described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, CMS Energy, Sub, CNG and the Majority Stockholders desire to make certain representations, warranties and agreements in connection with the Merger and the related transactions contemplated by this Agreement and also to prescribe various conditions to the Merger and such transactions;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, the parties hereto agree as follows:


                                    ARTICLE I

                                   THE MERGER

     SECTION 1.1. THE MERGER. Upon the terms and subject to the conditions contained herein, and in accordance with the provisions of this Agreement and the Michigan Business Corporation Act (the "BCA") and the Oklahoma General Corporation Act (the "OGCA"), at the Effective Time (as hereinafter defined), CNG shall be merged with and into Sub (the "Merger") pursuant to the Certificates of Merger in substantially the form of Exhibit A hereto or in such other form as the parties may agree to accomplish the Merger. As the corporation surviving in the Merger (the "Surviving Corporation"), Sub shall continue unaffected and unimpaired by the Merger to exist under and be governed by the laws of the State of Michigan. Upon the effectiveness of the Merger, the separate existence of CNG shall cease except to the extent provided by law in the case of a corporation after its merger into another corporation.

     SECTION 1.2. FILING CERTIFICATE OF MERGER AND EFFECTIVENESS. Upon the satisfaction or waiver of the conditions to the obligations of each of the parties contained herein, the Certificates of Merger, executed in accordance with the laws of the State of Michigan and Oklahoma, shall be filed in the office of the Corporation, Securities and Land Development Bureau, Department of Consumers and Industry Services, of the State of Michigan and the Oklahoma Secretary of State. The Merger shall become effective on the date specified in the Certificate of Merger to be filed as provided in the BCA and the OGCA. The Effective Time of the Merger shall be 11:59 p.m. on the Effective Date or such other time as the parties may mutually agree and specify in the Articles of Merger and Certificates of Merger. The date and the time on such date of effectiveness of the Merger are herein called, respectively, the "Effective Date" and the "Effective Time."

     SECTION 1.3. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 724 of the BCA and in Section 1081 of the OGCA.

     SECTION 1.4. ARTICLES OF INCORPORATION, BY-LAWS, DIRECTORS AND OFFICERS. The Articles of Incorporation and By-Laws of Sub, as in effect at the Effective Time, shall continue in full force and effect as the Articles of Incorporation and By-Laws of the Surviving Corporation. The initial directors of the Surviving Corporation shall consist of the directors of Sub immediately prior to the Effective Time, who shall serve until their respective successors are duly elected and qualified. The initial officers of the Surviving Corporation shall consist of the officers of Sub immediately prior to the Effective Time, who shall serve until their respective successors are duly elected and qualified.

     SECTION 1.5. FURTHER ASSURANCES. From time to time after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of CNG or otherwise, such deeds and other instruments and to take or cause to be taken such further or other action as shall be necessary or desirable in order to vest or perfect in or to confirm, of record or otherwise, in the Surviving Corporation title to, and possession of, all of the property, rights, privileges, powers, immunities and franchises of CNG and otherwise


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carry out the purposes of this Agreement.

                                   ARTICLE II

                              CONVERSION OF SHARES

     SECTION 2.1. CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties:

     (a) All shares of CNG Common Stock that immediately prior to the Effective Time are held in the treasury of CNG or by any wholly-owned Subsidiary of CNG or by CMS Energy or any wholly-owned subsidiary of CMS Energy shall be canceled and no capital stock of CMS Energy or other consideration shall be delivered in exchange therefor.

     (b) Subject to the provisions of Sections 2.6 and 2.7 hereof, each share of CNG Common Stock issued and outstanding immediately prior to the Effective Time (exclusive of shares of CNG Common Stock referred to in Section 2.1(a) and Dissenting Shares); shall be converted into the number of shares of CMS Common Stock (such shares of CMS Common Stock, are referred to herein as "CMS Common Shares") and represent the right to receive the consideration payable as set forth below, rounded to the nearest thousandth of a share, equal to the quotient of (i) $10.00 (Ten Dollars) ("Per Share Amount"); divided by (ii) the average of the per share Daily Prices (as hereinafter defined) on the New York Stock Exchange, Inc. (the "NYSE") of CMS Common Stock (the "Average Price") as reported in the New York Stock Exchange Composite Transactions (on the Transaction Reporting System operated by the Consolidated Tape Association) during the ten (10) consecutive trading days ending on the fifth trading day prior to the Effective Time of the Merger (the "Exchange Ratio").

          All such shares of CNG Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a Certificate (as hereinafter defined) theretofore representing any such shares shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 2.4, shares of CMS Common Stock and cash in lieu of fractional shares as contemplated by Section 2.6 (The "Merger Consideration"). As used herein, the term Daily Price shall mean the average of the high and low prices per share of CMS Common Stock, or the closing bid price if no sale occurred, on the day in question.

     (c) Each share of CMS Common Stock and of Sub Common Stock which is issued and outstanding immediately prior to the Effective Time shall continue to be outstanding without any change thereto.

     SECTION 2.2. CLOSING. Upon the terms and subject to the conditions hereof, as soon as practicable after the vote of the shareholders of CNG in favor of the approval and adoption of this Agreement has been obtained, and the satisfaction or waiver, if permissible, of the conditions set forth in Article VIII hereof, CNG and CMS Energy shall execute and deliver the Articles of Merger and the Certificates of Merger, as described in Section 1.1, and the parties hereto shall take all such other and further actions as may be required by law to make the Merger effective. Prior to the filing referred to in this Section, a closing (the "Closing") will be held at such place as the parties may agree for the purpose of confirming all of the foregoing. The date on which the Closing actually occurs is herein referred to as the "Closing Date".

     SECTION 2.3. DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of CNG


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

Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such shares in favor of the Merger and who shall have delivered a written demand for payment of the fair value of such shares within the time and in the manner provided in Section 1091 of the OGCA (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration provided in
Section 2.1 of this Agreement, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the OGCA. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. All payments in respect of Dissenting Shares shall be made by CNG from funds contributed by CMS.

     SECTION 2.4. PAYMENT OF CASH AND DELIVERY OF CERTIFICATES. (a) At or after the Effective Time, each holder, except for any holder referred to in Section 2.1(a), of a certificate or certificates representing issued and outstanding shares of record of CNG Common Stock immediately prior to the Effective Time (collectively, the "Certificates") may surrender such Certificate or Certificates to the Exchange Agent, and the Exchange Agent shall deliver or cause to be delivered, in exchange therefor, (i) cash in lieu of fractional shares or interests pursuant to Section 2.6, by check or wire transfer of funds to the account or accounts designated by such holder in a notice to the Exchange Agent, and (ii) one or more certificates representing the aggregate number of whole CMS Common Shares into which the CNG Common Stock represented by the Certificate or Certificates so surrendered shall have been converted pursuant to
Section 2.1.

     (b) Any certificates representing CMS Common Shares or cash in lieu of fractional shares deliverable pursuant to Section 2.1(b) shall be deliverable upon the surrender to CMS Energy of a Certificate or Certificates representing issued and outstanding shares of record of CNG Common Stock immediately prior to the Effective Time. Until so surrendered, each outstanding certificate representing issued and outstanding shares of record of CNG Common Stock immediately prior to the Effective Time shall not be transferable on the books of the Surviving Corporation or CMS Energy, but shall be deemed for all corporate purposes, subject to Section 2.5, to evidence the right to receive such cash and ownership of the number of whole CMS Common Shares, as the case may be, into which the shares of CNG Common Stock which immediately prior to the Effective Time were represented thereby shall have been converted pursuant to Sections 2.1 and 2.4. At the close of business on the business day next preceding the Effective Date, the stock transfer books of CNG shall be closed and no transfer of CNG Common Stock shall thereafter be made or consummated. Notwithstanding the foregoing, holders of certificates representing shares of CNG Common Stock immediately prior to the Effective Time shall thereafter cease to be, and shall have no rights as, shareholders of CNG or CMS Energy until such holders surrender such certificates in accordance with this Agreement.

     (c) Promptly after the Effective Time but in no event later than five business days after the Effective Time, CMS Energy's stock transfer agent acting in the role of exchange agent (the "Exchange Agent") shall mail to each record holder of Certificates, a form letter of transmittal approved by CNG and CMS Energy (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefore. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor cash and CMS Common Stock in the amount provided in Sections
2.1 and 2.4, and such Certificate shall forthwith be canceled. CMS Energy shall provide the Exchange Agent with certificates for CMS Common Stock, as requested by the Exchange Agent, in the amounts provided in Section 2.1(b) hereof. No interest will be paid or accrued on the cash payable upon surrender of the Certificate and no dividend will be disbursed with respect to the shares of CMS Common Stock until the



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




holder's Certificates are surrendered in exchange therefor. If payment or delivery of CMS Common Stock is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment and delivery of CMS Common Stock to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of CMS Energy that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.4, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration.

     SECTION 2.5. DIVIDENDS AND DISTRIBUTIONS. Any dividend or other distribution paid in respect of CMS Common Stock to holders of record on or after the Effective Date and otherwise payable to the holder of an outstanding Certificate which, immediately prior to the Effective Time, represented issued and outstanding shares of CNG Common Stock until the surrender of such Certificate and the issuance of a certificate or certificates for CMS Common Shares in respect thereof, shall be retained by CMS Energy pending such surrender, and no such dividend or other distribution payable in respect of CMS Common Stock shall be paid to the holder of such Certificate representing CNG Common Stock until such Certificate shall have been so surrendered to CMS Energy and a certificate or certificates for CMS Common Shares shall have been so issued. Upon surrender of each such Certificate and issuance in exchange therefor of CMS Common Shares, there shall be paid by CMS Energy to or at the direction of the holder of the certificate for such CMS Common Shares the amount of all dividends and distributions which became payable to holders of record on or after the Effective Date in respect of the number of whole CMS Common Shares represented by the certificate or certificates so issued. In no event shall any holder of any Certificate which, immediately prior to the Effective Time, represented issued and outstanding shares of CNG Common Stock be entitled to receive interest on any of the funds to be received in the Merger or any dividends or distributions which became payable to holders of record of CMS Common Shares on or after the Effective Date.

     SECTION 2.6. FRACTIONAL SHARES. No certificates for fractions of shares of CMS Common Stock and no scrip or other certificates evidencing fractional interests in such shares shall be issued pursuant to Section 2.1. If the exchange or conversion of a person's aggregate holdings of CNG Common Stock or other right to obtain CMS Common Shares at any time results in a fractional share of CMS Common Stock or interest therein, such person shall, in lieu thereof, be paid in cash within 21 days after receipt by Exchange Agent of completed transfer documents, including certificates, in an amount equal to the value of such fractional share or interest based on the Average Price of CMS Common Stock. Any person otherwise entitled to a fractional share or interest shall not be entitled by reason thereof to any voting, dividend or other rights as a stockholder of CMS Energy.

     SECTION 2.7. CHANGES IN CMS COMMON STOCK. In the event that, during the period of ten (10) trading days which is used to determine the Average Price, or subsequent to such period but prior to the Effective Time, there has occurred the record date of any reclassification, stock split, stock dividend or similar change in respect of the CMS Common Stock, then appropriate adjustment shall be made in the number of shares of CMS Common Stock and/or kind of securities issued in respect to CMS Common Shares in order to provide holders of CNG Common Stock or of any other right to obtain CMS Common Shares pursuant to the transactions contemplated by this Agreement with the same number of shares of CMS Common Stock and/or securities that they would have received after such reclassification, stock split, stock dividend or similar change if the Effective Time had occurred immediately prior to the record date of such reclassification, stock split, stock dividend or similar change (and all references herein to the "CMS Common Shares" shall refer to such adjusted number and/or kind of securities).


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


                                   ARTICLE III

       REPRESENTATIONS AND WARRANTIES OF CNG AND THE MAJORITY STOCKHOLDERS

     As an inducement to CMS Energy and Sub to enter into this Agreement and to consummate the transactions contemplated hereby, CNG and the Majority Stockholders jointly and severally represent and warrant to CMS Energy and Sub and agree, as follows:

     SECTION 3.1. ORGANIZATION OF CNG. CNG is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Oklahoma. Except as set forth on Schedule 3.1 of the Disclosure Schedule delivered to CMS Energy by CNG and the Majority Shareholders on the date hereof and as incorporated herein by reference for all purposes (the "Disclosure Schedule") CNG is duly qualified to transact business as a foreign corporation and is in good standing in each of the jurisdictions in which the ownership or leasing of the properties used in its business or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing would not have a Material Adverse Effect. CNG has full corporate power and authority necessary to own or lease and operate its properties and to carry on its business as now conducted. CNG has made available to CMS Energy complete and correct copies of the articles of incorporation and by-laws of CNG, in each case as amended and in effect on the date hereof.

     SECTION 3.2. SUBSIDIARIES AND INVESTMENTS. (a) CNG owns beneficially and of record, or indirectly, all of the issued and outstanding shares of capital stock of each of the corporations listed under the heading "Subsidiaries" on Schedule
3.2 of the Disclosure Schedule (each such corporation, together with any partnership or limited liability company (whether or not a Tax Partnership, of which CNG or any such corporation is a general or managing partner or member or of which CNG or any such corporation owns at least 50% of the partnership or membership interest, each of which is identified in Schedule 3.2 of the Disclosure Schedule, referred to as "Subsidiaries"). Except as disclosed on
Schedule 3.2 of the Disclosure Schedule, CNG does not, directly or indirectly,
(i) own, of record or beneficially, any outstanding securities or other interest in any corporation, limited liability company, partnership, joint venture or other entity (other than investments in publicly traded securities, cash equivalents and short-term investment grade debt) or (ii) control any corporation, limited liability company, partnership, joint venture or other entity.

     (b) Except as disclosed on Schedule 3.2 of the Disclosure Schedule, each of the Subsidiaries is duly organized, validly existing and, in the case of corporate Subsidiaries, in good standing, under the laws of its jurisdiction of organization, and each has full corporate, partnership or limited liability company power and authority, as the case may be, necessary to own or lease and operate its properties as now conducted. Each of the Subsidiaries is duly qualified to transact business as a foreign corporation, foreign partnership or foreign limited liability company, as the case may be, and is in good standing in each of the jurisdictions in which conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing would not have a Material Adverse Effect.
Schedule 3.2 of the Disclosure Schedule contains a list of each jurisdiction in which each Subsidiary is duly qualified to transact business. Schedule 3.2 of the Disclosure Schedule sets forth the authorized, and issued and outstanding shares of, capital stock of each corporate Subsidiary and a complete and accurate list of each corporation in which CNG directly or indirectly owns at least 20% but less than 100% of the issued and outstanding shares of capital stock (the "Non-Wholly Owned Subsidiaries") and a complete and accurate list of each partnership or limited liability company (whether or not a Tax Partnership) of which CNG or any Subsidiary is or at any time within the last seven (7) years has been a managing, general or limited partner or a member or has served in a similar capacity (the "Partnerships"), together with the state and


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




date of organization of each Partnership, the name and address of each general or limited partner or member of each Partnership as they appear in the records of CNG or such subsidiary, and the percentage interest of CNG or any of its Subsidiaries in each Partnership. CNG has made available to CMS Energy true and complete copies of each partnership agreement, limited liability company agreement, regulations or similar governing instrument and all amendments thereto pursuant to which each Partnership was organized (the "Partnership Agreements").

     SECTION 3.3. CAPITALIZATION. (a) The authorized capital of CNG consists of 60,000,000 shares of common stock, $0.01 par value, of which 6,315,000 shares are duly and validly issued and outstanding and, except for shares issuable upon exercise of the Options (as hereinafter defined) granted by CNG. All of the outstanding shares of CNG Common Stock are duly authorized, validly issued, fully paid and nonassessable. The record owners of the CNG Common Stock as of April 22, 1998 are listed in Schedule 3.3(a) of the Disclosure Schedule and a list of the record owners of the CNG Common Stock as of the Effective Time will be provided to CMS Energy on the Effective Date. CNG has issued to its employees or directors options (individually an "Option", collectively the "Options") to purchase shares of CNG Common Stock. The aggregate outstanding Options and the exercise price thereof are listed in Schedule 3.3(a) of the Disclosure Schedule hereto. Complete and correct copies of the material agreements relating to the Options have been made available to CMS Energy. Except for the Options, there are no options, warrants or other rights to acquire, or agreements or commitments of CNG to issue, sell, purchase or redeem, or of the holders of any CNG Common Stock to sell or purchase, shares of capital stock or any other equity interest of CNG, whether on conversion of other securities or otherwise. None of the issued and outstanding shares of CNG Common Stock has been issued in violation of, or is subject to, any preemptive or subscription rights. Except as set forth in Schedule 3.3(b) of the Disclosure Schedule, there are no stockholder agreements, voting trust agreements or any other similar contracts, agreements, arrangements, commitments, plans or understandings restricting or otherwise relating to voting, dividend, ownership or transfer rights with respect to any shares of capital stock of CNG.

     (b) Each Majority Stockholder severally represents and warrants as to himself that (i) he is the beneficial owner of the shares of CNG Common Stock listed in Schedule 3.3(a) of the Disclosure Schedule opposite his name; (ii) all such shares are owned free from all liens, claims, encumbrances or other restrictions of any kind, other than liens, claims, encumbrances or other restrictions listed on Schedule 3.3(b) of the Disclosure Schedule.

     (c) All outstanding shares of capital stock of each corporate Subsidiary are duly authorized, validly issued, fully paid and nonassessable. CNG or another wholly-owned Subsidiary is the record and beneficial owner of all of the issued and outstanding shares of capital stock of each such Subsidiary is the record and beneficial owner of the shares of capital stock of each Non-Wholly Owned Subsidiary as indicated on Schedule 3.2 of the Disclosure Schedule. All such shares of capital stock are so owned free from all liens, claims, encumbrances or other restrictions of any kind, other than liens, claims, encumbrances or other restrictions listed on Schedule 3.3(c) of the Disclosure Schedule. Except as set forth on Schedule 3.3(c) of the Disclosure Schedule, there are no options, warrants or other rights to acquire, or agreements or commitments to issue, sell, purchase or redeem, shares of capital stock of any corporate Subsidiary, whether on conversion of other securities or otherwise. None of the issued and outstanding shares of common stock of any corporate Subsidiary has been issued in violation of, or is subject to, any preemptive or subscription rights. There are no voting trust agreements or any other similar contracts, agreements, arrangements, commitments, plans or understandings restricting or otherwise relating to voting, dividend, ownership or transfer rights with respect to any shares of common stock of any corporate Subsidiary.


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


     (d) All outstanding partnership or membership interests in each Partnership Subsidiary (including any limited liability company Subsidiary) are duly authorized and validly issued. CNG or another Subsidiary is the record and beneficial owner of such partnership or membership interests of each such Partnership Subsidiary to the extent set forth in Schedule 3.2 of the Disclosure Schedule. All such partnership or membership interests are so owned free from all liens, claims, encumbrances or other restrictions of any kind, other than liens, claims, encumbrances or other restrictions listed on Schedule 3.3(d) of the Disclosure Schedule and other than as set forth in the relevant Partnership Agreements. There are no options, warrants or other rights to acquire, or agreements or commitments to issue, sell, purchase or redeem, any partnership or membership interests in any Partnership Subsidiary, other than as set forth in the relevant Partnership or Limited Liability Company Agreements.

     SECTION 3.4. AUTHORITY. (a) CNG has full corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the stockholders of CNG, to consummate the transactions contemplated hereby.

     (b) The execution, delivery and performance of this Agreement by CNG and the consummation by CNG of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CNG, subject to adoption of this Agreement by the stockholders of CNG. This Agreement has been duly executed and delivered by CNG and is, and each other agreement or instrument of CNG contemplated hereby when executed and delivered by or on behalf of CNG will be, the legal, valid and binding agreement of CNG, enforceable against CNG in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

     (c) Each Majority Stockholder severally represents and warrants as to himself and as to CNG that neither the execution or delivery of this Agreement by CNG or such Majority Stockholder nor consummation of the transactions contemplated hereby or compliance with or fulfillment of the terms and provisions hereof by CNG or such Majority Stockholder will (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights, or result in the creation or imposition of any encumbrance upon any of the material assets of CNG or any Subsidiary, under the articles of incorporation or the by-laws or partnership agreement, limited liability company agreement, regulations or similar governing instrument of CNG or any Subsidiary, any instrument, agreement (including any partnership agreement), mortgage, debt instrument, indenture, deed of trust, permit, concession, grant, franchise, license, judgment, order, award, decree or other restriction to which CNG or any Subsidiary is a party or any of its respective properties is subject or by which it is bound or any statute, other law or regulatory provision affecting it, except for such conflicts, breaches, defaults, events, creations and impositions that are set forth on Schedule 3.4(a) of the Disclosure Schedule or (ii) to CNG's and each Majority Stockholder's best knowledge require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any third party or any foreign, federal, state or local court, governmental authority or regulatory body, by or on behalf of CNG or any Subsidiary, except for the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the filing of a Certificate of Merger with the Corporation and Securities Bureau, Department of Commerce, of the State of Michigan, the filing of the Certificate of Merger with the Oklahoma Secretary of State and appropriate documents with the relevant authorities of other jurisdictions in which CNG is qualified to do business, adoption of this Agreement by the stockholders of CNG and as set forth in Schedule 3.4(a) of the Disclosure Schedule.

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


     SECTION 3.5. FINANCIAL STATEMENTS. CNG has previously provided CMS Energy with: (i) the consolidated balance sheet (the "Balance Sheet") of CNG as of December 31, 1997(the "Balance Sheet Date") and the consolidated statements of income (the "Statement of Income"), shareholders' equity and cash flows for the year then ended, together with the notes and any schedules to such financial statements, as audited by Coopers and Lybrand LLP independent public accountants, and (ii) the consolidated unaudited balance sheet (the "Unaudited Balance Sheet") of CNG as of June 30, 1998 (the "Unaudited Balance Sheet Date"),the related unaudited consolidated statement of income (the "Unaudited Statement of Income"),cash flow statement and statement of shareholders' equity for the six months then ended. Except as set forth on Schedule 3.5 of the Disclosure Schedule or disclosed in the notes or any schedules to the consolidated financial statements referred to in clause (i) of the preceding sentence to the best knowledge of CNG, the consolidated balance sheets and statements of income, shareholders' equity and cash flows referred to in such clause (i) have been prepared in conformity with generally accepted accounting principles ("GAAP") consistently applied and fairly present in all material respects the consolidated financial position of CNG and its consolidated subsidiaries at the dates of such balance sheets and the consolidated results of its operations and consolidated cash flows for the respective periods indicated.

     SECTION 3.6. OPERATIONS SINCE BALANCE SHEET DATE. (a) Except as set forth in Schedule 3.6(a) of the Disclosure Schedule, since the Balance Sheet Date, there has been: (i) no Material Adverse Change in CNG and its Subsidiaries taken as a whole, and (ii) no damage, destruction, loss or claim with respect to, whether or not covered by insurance, or condemnation or other taking of, assets having a Material Adverse Effect on CNG and its Subsidiaries taken as a whole.

     (b) Except as set forth in Schedule 3.6(b)of the Disclosure Schedule, as contemplated hereby or with the prior written consent of CMS Energy after the date hereof, since the Balance Sheet Date, CNG has conducted its business only in the ordinary course and in general conformity with past practice. Without limiting the generality of the foregoing, except as set forth in Schedule 3.6(b) of the Disclosure Schedule, as contemplated by any provision of this Agreement or with the prior written consent of CMS Energy after the date hereof, since the Balance Sheet Date, neither CNG nor any of its Subsidiaries has: (i) issued, delivered or agreed (actually or contingently) to issue or deliver any of its capital stock, or granted any option, warrant or right to purchase any of its capital stock or other equity interest, or security convertible into its capital stock or other equity interest, or, other than in the ordinary course of business consistent with past practice, any of its bonds, notes or other securities, or borrowed or agreed to borrow any funds; (ii) paid any obligation or liability (absolute or contingent) other than current liabilities reflected on the balance sheets referred to in Section 3.5 and current liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice; (iii) declared or made, or agreed to declare or make, any payment of dividends or distributions to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock or other equity interest, (iv) mortgaged, pledged or encumbered any assets other than in the ordinary course of business consistent with past practice; (v) except for assets sold, leased or transferred in the ordinary course of business consistent with past practice and except for the sale of the Sycamore gas gathering system effective June 1, 1998 sold, leased or transferred or agreed to sell, lease or transfer any material assets or rights; (vi) to the best knowledge of CNG, except in the ordinary course of business consistent with past practice, canceled or agreed to cancel any material debts or claims, waived or agreed to waive any rights of material value, or allowed to lapse or failed to keep in force any material franchise, permit or other material right; (vii) to the best knowledge of CNG, except in the ordinary course of business consistent with past practice, made or permitted any material amendment or termination of any material contract, excluding, however, the expiration of the primary term of any such contract, agreement or license; (viii) undertaken or committed to capital expenditures exceeding $100,000 for any single project or related series of projects;(ix) made any increase in the compensation paid or to become payable to, or paid any bonus or incentive compensation to,




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


any of its directors, officers or employees except for increases in base compensation in the normal course of business consistent with past practice, increases required to be made pursuant to the terms of any written employment or other agreement or employee benefit plan entered into prior to the Balance Sheet Date, any bonus or incentive compensation the payment of which has been approved in writing by CMS Energy, and any bonus or incentive compensation which is referred to in Section 6.6(a)(xiii); (x) amended its articles of incorporation or by-laws; (xi) to the best knowledge of CNG, undergone any Material Adverse Change in its relationship with any material supplier, purchaser, distributor, lessor, governmental body, or consultant; (xii) made charitable donations in excess of $20,000 in the aggregate; (xiii) incurred any liability or obligation (whether absolute, accrued, contingent or otherwise and whether direct or as guarantor or otherwise with respect to obligations of others) material to the business or assets of CNG and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice and except as contemplated hereunder; (xiv) instituted, settled or agreed to settle any litigation, action, or proceeding before any court or governmental body relating to the business or assets of CNG or any of its Subsidiaries and involving an amount in excess of $100,000 or materially affecting CNG or its Subsidiaries;
(xv) entered into, or amended in any material respect, any employment, collective bargaining, deferred compensation, retention, change of control, termination or other material agreement or arrangement for the benefit of employees (whether or not legally binding) or entered into, adopted or amended in any material respect any Plan (as hereinafter defined); (xvi) suffered any strike or other employment related problem which would have a Material Adverse Effect on CNG and its Subsidiaries taken as a whole; (xvii) suffered the loss of any key employees, consultants or agents which would have a Material Adverse Effect on CNG and its Subsidiaries taken as a whole or, to the best knowledge of CNG, had any Material Adverse Change in its relations with its employees, consultants or agents; (xviii) received any notice of termination of any material contract other than termination at the expiration of the primary term of any such contract, or lease or other material agreement; (xix) transferred or expressly granted any rights under, or entered into any settlement regarding the breach or infringement of, any material United States or foreign license, patent, copyright, trademark, trade name, invention or other material intellectual property or modified in any material respect any existing rights with respect thereto; (xx) changed its accounting reference period; (xxi) entered into any transaction of the type described in Section 3.30 except as permitted hereunder; or (xxii) entered into or become committed to enter into any other material transaction except in the ordinary course of business consistent with past practice.

     SECTION 3.7. NO UNDISCLOSED LIABILITIES. Neither CNG nor any of its Subsidiaries is subject to any material liability which is required in accordance with GAAP to be shown on the Balance Sheet but which is not so shown, and, to the best knowledge of CNG, neither CNG nor any of its Subsidiaries is subject to any material liability, absolute or contingent, which is not shown on the Balance Sheet or which is in excess of amounts shown or reserved for in the Balance Sheet, other than, in each case, (i) as referred to in the notes to the Balance Sheet or in the discussion of the accounting methodologies contained therein, (ii) as disclosed in Schedule 3.7 of the Disclosure Schedule and (iii) liabilities incurred after the Balance Sheet Date in the ordinary course of its business consistent with past practice.


     SECTION 3.8. TAXES. (a) Except as set forth on Schedule 3.8 of the Disclosure Schedule: (i) each of CNG and its Subsidiaries (as hereinafter defined) has filed on or before the date hereof (or will timely file) all Tax Returns (as hereinafter defined) that are required to be filed on or before the date hereof or the Effective Date; (ii) all such Tax Returns for taxable years or periods ending on or before December 31, 1997 are (or will be) complete and accurate in all material respects and disclose all Taxes (as hereinafter defined) required to be paid by CNG and its Subsidiaries for the periods covered thereby and all Taxes shown to be due on such Tax Returns have been timely paid;(iii) none of CNG or any Subsidiary has waived or been requested to waive any statute of limitations in respect of Taxes; (iv) the period for assessment of Taxes in respect of the Tax Returns referred to in



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
clause (i) for taxable years or periods ending on or before December 31, 1993 has expired; (v) except as disclosed on Schedule 3.8 of the Disclosure Schedule there is no action, suit, investigation, audit, claim or assessment pending or, to the best knowledge of CNG, proposed or threatened with respect to Taxes of CNG or any Subsidiary for taxable years or periods ending on or before December 31, 1997 and, to the best knowledge of CNG, no basis exists therefor for which adequate reserves have not been established; (vi) all deficiencies actually asserted or assessments actually made as a result of any examination of the Tax Returns referred to in clause (i) for taxable years or periods ending on or before December 31, 1997 have been paid in full; (vii) all Tax Sharing Arrangements (as hereinafter defined) will terminate prior to the Effective Date and neither CNG nor any Subsidiary will have any liability thereunder on or after the Effective Date; (viii) there are no Tax indemnity agreements to which CNG or any Subsidiary is a party or is bound; (ix) there are no liens for Taxes upon the assets of CNG or any Subsidiary except liens relating to current Taxes not yet due; (x) all Taxes which CNG or any Subsidiary is required by law to withhold or to collect for payment (and with respect to the bonuses referred to in Section 6.6(a)(xiii), collection of withholding due with respect thereto) have been duly withheld and collected, and have been paid or accrued; (xi) none of CNG or any of its Subsidiaries has been a member of any consolidated group other than the Company Group of which it is a member on the date hereof; (xii) to the best knowledge of CNG, the accruals for deferred Taxes reflected in the Balance Sheet are adequate to cover any deferred tax liability of CNG and its Subsidiaries determined in accordance with GAAP through the date thereof; (xiii) there are no Tax rulings, requests for private letter rulings or requests for technical advice, in each case initiated by CNG or any Subsidiary, or requests for a change in method of accounting or closing agreements relating to CNG or any Subsidiary, which in each case could affect the liability of CNG or any Subsidiary for Taxes for any period after December 31, 1997; (xiv) none of CNG or any Subsidiary has filed a consent under Section 341(f) of the Code or any comparable provision of state statutes; (xv) since January 1, 1994, none of CNG or any Subsidiary has taken any action not in accordance with past practice that would have the effect of deferring any Tax liability for CNG or any Subsidiary from any taxable period ending on or before December 31, 1997 to any taxable period ending after December 31, 1997; (xvi) no income or gain of CNG or any Subsidiary has been deferred pursuant to Treasury Regulation Sections 1.1502-13 or -14, or Temporary Treasury Regulation Sections 1.1502-13T or -14T, (xvii) no power of attorney has been granted with respect to any matter relating to Taxes of CNG or any Subsidiary which is currently in force; (xviii) none of the property of CNG or any Subsidiary is required to be treated as owned by another person pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Equity and Fiscal Responsibility Act of 1982) or is "tax exempt use property" within the meaning of Section 168(h) of the Code or is subject to a so-called TRAC lease under Section 7701(h) of the Code or any predecessor provision; (xix) CNG and each Subsidiary is the owner for income tax purposes of all property which it has leased to any other person; (xx) neither CNG nor any Subsidiary has participated in or cooperated with an international boycott, within the meaning of Section 999 of the Code, and all filing requirements imposed by Section 999 of the Code with respect to CNG and its Subsidiaries have been and will be complied with; (xxi) neither CNG nor any Subsidiary has disposed of property in a transaction being accounted for under the installment method pursuant to Section 453 or 453A of the Code; (xxii) neither CNG nor any Subsidiary has any corporate acquisition indebtedness, as described in Section 279(b) of the Code; and (xxiii) no taxes with respect to any period ending on or before December 31, 1997 were paid by CNG or any Subsidiary (or charged to CNG or any Subsidiary through any intercompany account or payment) after December 31, 1997 which were not included in the provision for income taxes on the Statement of Income; (xxiv) all facts contained in Schedule 3.8(a) of the Disclosure Schedule are complete and accurate in all material respects.

     (b) No disposition by CNG or any of the Majority Stockholders pursuant to this Agreement is subject to withholding under Section 1445 of the Code and no stock transfer taxes, real estate transfer taxes, or other similar taxes will be imposed in respect of the Merger.



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


     (c) As a result of the Merger and the transactions contemplated by this Agreement, none of CNG, any Subsidiary or the Surviving Corporation will be obligated (limited, in the case of the Surviving Corporation, to obligations to which the Surviving Corporation becomes subject as a result of any agreement or arrangement entered into by CNG or any Subsidiary prior to the Merger) to make a payment to an individual that would be an "excess parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

     (d) For purposes of this Section 3.8 and Section 7.2, notwithstanding any other provision hereof, the following definitions shall apply:

         (i) "Company Group" shall mean any "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in
     Section 1504(b) of the Code) that, at any time on or before the Effective Date, includes or has included CNG, any of its Subsidiaries or any predecessor of or successor to CNG or any of its Subsidiaries (or another such predecessor or successor), or any other group of corporations which, at any time on or before the Effective Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with CNG or any of its Subsidiaries or any predecessor of or successor to CNG or any of its Subsidiaries (or another such predecessor or successor).

         (ii) "material" shall mean, with respect to Taxes, that the failure on a timely basis to pay all such Taxes would result in an aggregate Tax liability of not less than $25,000.

         (iii) "Subsidiary" shall have the meaning ascribed thereto in Section 3.2(a).

         (iv) "Tax" (and, with correlative meaning, "Taxes" and "Taxable") shall mean (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profits, severance, property, production, sales, use, value added, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, excise, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or import or export duty or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority, and (ii) liability of CNG or any of its Subsidiaries for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation of CNG or any of its Subsidiaries under any Tax Sharing Arrangement or Tax indemnity arrangement.

         (v) "Tax Partnership" shall mean any entity, organization, agreement or group deemed to be a partnership within the meaning of Section 761 of the Code or any similar state or federal statute, rule or regulation and that is not excluded from the application of the partnership provisions of Subchapter K of Chapter 1 of Subtitle A of the Code and of all similar provisions of state tax statutes or regulations by reason of elections made, pursuant to Section 761(a) of the Code and all such similar state or federal statutes, rules and regulations.

         (vi) "Tax Return" shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.


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



         (vii) "Tax Sharing Arrangement" shall mean any written or unwritten agreement or arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return, which Tax Return includes CNG or any of its Subsidiaries.

     SECTION 3.9. CONDITION OF TANGIBLE ASSETS. Except as otherwise disclosed in
Schedule 3.9 of the Disclosure Schedule and subject to Section 11.11, to the best knowledge of CNG, the tangible personal property and equipment owned or leased by CNG or any of its Subsidiaries and having a book or fair market value in excess of $100,000 as to any single item is in good operating condition (subject to reasonable wear and tear and immaterial impairments of value and damage) and generally suitable for the uses for which intended.

     SECTION 3.10. TITLE TO PROPERTY. (a) Except for Permitted Encumbrances and liens arising in the ordinary course of business after the date hereof and properties and assets disposed of in the ordinary course of business after the date of the Balance Sheet and except as otherwise set forth in Schedule 3.10(a) of the Disclosure Schedule, CNG and its Subsidiaries have defensible title (or, with respect to pipelines, equipment, other tangible personal property, easements, rights-of-way, servitudes, permits, surface leases and other similar assets and rights used in connection with CNG's natural gas gathering and processing operations (collectively, "Pipeline Assets"), title to or interest in the applicable Pipeline Asset sufficient to enable CNG, its Subsidiaries and Surviving Corporation to conduct their business with respect thereto without material interference as it is currently being conducted), free and clear of all liens, the existence of which would have Material Adverse Effect on CNG and its Subsidiaries taken as a whole. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases by any of CNG or its Subsidiaries are held under valid instruments enforceable by CNG or its Subsidiaries in accordance with their respective terms.

     (b) Except as set forth in Schedule 3.10(b); (i) the business of CNG and its Subsidiaries has been operated in a manner which does not violate the material terms of any easements, rights-of-way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property used by CNG and its Subsidiaries in such business (collectively, "Easements") material to such business (ii) to the best knowledge of CNG, all material Easements are valid and enforceable and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such business; and (iii) there are no spacial gaps in the Easements which would materially impair the conduct of such business, and no material part of the Pipeline Assets is located on property which is not owned in fee by CNG or a Subsidiary or subject to an Easement in favor of CNG or a Subsidiary.

     SECTION 3.11. AVAILABILITY AND OWNERSHIP OF ASSETS. The assets shown on the Balance Sheet and as reflected on the Unaudited Balance Sheet, taken as a whole, include all the material properties and assets owned or used or held by CNG or its Subsidiaries during the period covered thereby and required, in accordance with GAAP, to be reflected on the Balance Sheet (except properties and assets sold, cash disposed of, accounts receivable collected, prepaid expenses realized, contracts fully performed, and properties or assets which had become worn out, obsolete or surplus, in each case in the ordinary course of business or as contemplated by this Agreement). Except as set forth on Schedule 3.11 of the Disclosure Schedule, there are no material assets used in the CNG Business owned by any person other than CNG or its Subsidiaries which are leased or licensed pursuant to a lease or license that will terminate as a result of the consummation of the Merger and the other transactions contemplated hereby.

     SECTION 3.12. PERSONAL PROPERTY LEASES. Schedule 3.12 of the Disclosure
Schedule identifies each lease or other agreement or right, whether written or oral, under which CNG or any of its Subsidiaries is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third person having scheduled rental payments in excess of $10,000 per year.

     SECTION 3.13. ACCOUNTS RECEIVABLE. To the best knowledge of CNG, all outstanding accounts receivable of CNG and its Subsidiaries have arisen from bona fide transactions, except to the extent that a reserve in respect thereof shall have been established on the Balance Sheet or the Unaudited Balance Sheet. To the best knowledge of CNG, (i) the accounts receivable reflected in the Balance Sheet, taken as a whole, are good and collectible in all material respects in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowances for doubtful accounts reflected therein; and (ii) the accounts receivable to be reflected in the books and records of CNG and its Subsidiaries as of the Effective Date, taken as a whole, will be good and collectible on the Effective Date in all material respects in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowances for doubtful accounts reflected thereon, which allowances will be determined on a basis consistent with the basis used in determining the allowances for doubtful accounts reflected in the Balance Sheet.

     SECTION 3.14. INTELLECTUAL PROPERTY. (a) Except for the corporate names under which they operate their respective businesses, neither CNG nor any Subsidiary has any trade names, trademarks, service marks, patents or copyrights or any pending applications for any of the foregoing. Except as listed on
Schedule 3.14 of the Disclosure Schedule, neither CNG nor any Subsidiary has any material technology, know-how or processes which it is licensed or authorized to use by others. CNG and each Subsidiary owns or is licensed or otherwise has the full and exclusive right to use all trade names, trademarks, service marks, patents and copyrights necessary for its business as presently conducted and the actual and contemplated use thereof does not, to the knowledge of CNG, conflict with or infringe upon or otherwise violate any material rights of others. Except as set forth in Schedule 3.14 of the Disclosure Schedule, no claim has been asserted by any person against CNG or any Subsidiary with respect to the use of any trademark, trade name, service mark, patent, copyright, know-how or process used by any Subsidiary challenging or questioning the validity or effectiveness of such use or any such license or agreement and to the best knowledge of CNG, there exists no valid basis for any such claim.

     (b) To the best knowledge of CNG, no infringement of any patent, patent right, trademark, service mark, trade name, or copyright or registration thereof has occurred or results in any way from the operations or business of CNG or its Subsidiaries, except for such infringements that would not have a Material Adverse Effect on CNG and its Subsidiaries taken as whole.

     SECTION 3.15. REAL PROPERTY. Schedule 3.15 of the Disclosure Schedule contains a brief description of each parcel of the real property (excluding, however, rights-of-way, easements or surface leases held by CNG or any Subsidiary in connection with such entity's operations) owned or leased by CNG or any of its Subsidiaries (the "Real Property") and of each option held by CNG or any of its Subsidiaries to acquire any such Real Property. Complete and correct copies of any title opinions, surveys and appraisals in the possession of CNG or any of its Subsidiaries or any policies of title insurance currently in force and in the possession of CNG or any of its Subsidiaries with respect to each such parcel have heretofore been made available by CNG to CMS Energy. Except as set forth in Schedule 3.15 of the Disclosure Schedule, CNG or a Subsidiary has the right to quiet enjoyment of all the leased Real Property for the full term of each such lease or similar agreement (and any renewal option) relating thereto, and the leasehold or other interest of CNG or such Subsidiary in such leased real property is not subject or subordinate to any encumbrance, except for any failure to have such right or the existence of any such encumbrance that would not have a Material Adverse Effect on CNG and its Subsidiaries taken as whole.

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


     SECTION 3.16.  [INTENTIONALLY OMITTED]

     SECTION 3.17. LITIGATION. Except as set forth in Schedule 3.17 of the Disclosure Schedule, there are no claims, actions, suits or proceedings to which CNG or any of its Subsidiaries is a party or any of their respective properties is subject or by which any of them is bound, pending or, to the best knowledge of CNG, threatened before or by any court or governmental agency, which in the case of threatened claims, actions, suits or proceedings, would, if adversely determined, have a Material Adverse Effect on CNG and its Subsidiaries taken as a whole, or prevent or hinder the consummation of the transactions contemplated hereby.

     SECTION 3.18. NO GUARANTIES; EXTENSIONS OF CREDIT. Except as set forth in
Schedule 3.18 of the Disclosure Schedule, except for customary indemnification and guaranty provisions and extensions of credit made in the ordinary course of business, no material obligations or liabilities of CNG or any of its Subsidiaries are guaranteed by or subject to a similar contingent obligation of any other person, nor has CNG or any of its Subsidiaries guaranteed or become subject to a similar contingent obligation in respect of the obligations or liabilities of, or extended credit to any other person.

     SECTION 3.19. COMPLIANCE WITH LAWS. To the knowledge of CNG, except as disclosed in Schedule 3.19 of the Disclosure Schedule, CNG and its Subsidiaries are in compliance with the provisions of all applicable existing laws and regulations (but excluding environmental laws and regulations, which are the subject of Section 3.29, and also excluding laws and regulations pertaining to employee benefits matters, which are the subject of Section 3.22) of all federal, state, local and foreign governments, except to the extent that the failure to comply therewith would not have a Material Adverse Effect on CNG and its Subsidiaries taken as whole. Except as disclosed in Schedule 3.19 of the Disclosure Schedule, there are no proposed or pending orders, judgments, decrees, governmental takings, condemnations or other proceedings, in each case binding upon the business, operations or properties of CNG or any of its Subsidiaries and which would have a Material Adverse Effect on CNG and its Subsidiaries taken as a whole.

     SECTION 3.20. PERMITS. To the best knowledge of CNG, each of CNG and its Subsidiaries possesses all material federal, state, local and foreign governmental and regulatory franchises, rights, privileges, permits, grants, concessions, licenses, certificates, variances, authorizations, approvals, and other material authorizations (including any amendments to any thereof) necessary to own or lease and operate its assets and material properties and to conduct its business as now conducted (collectively, the "Permits"), excluding environmental Permits, which are the subject of Section 3.29.

         To the best knowledge of CNG, all Permits are in full force and effect and will continue in full force and effect immediately following the consummation of the Merger without the breach of any terms or conditions thereof or the forfeiture or impairment of any rights thereunder and no consent, approval or act of, or the making of any filing with, any governmental body, regulatory commission or other party will be required to be obtained or made by CNG or any of its Subsidiaries in respect of any Permit as a result of the consummation of the Merger and the other transactions contemplated hereby. Neither CNG nor any of its Subsidiaries is in default in any material respect under the terms of any such Permit nor has received notice of any material default thereunder which has not been resolved.

     SECTION 3.21. INSURANCE. Schedule 3.21 of the Disclosure Schedule contains a list and brief description (including type of coverage, policy number(s), limits, claims made or occurrence coverage for liability policies, deductibles, carriers, retroactive date of liability policies, if any, and effective and termination dates) of all



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



policies of fire, liability (general, product and other liability), workers' compensation and other forms of insurance and bonds maintained by CNG or any of its Subsidiaries since December 31, 1995 up to and including the Effective Date, and except as disclosed in Schedule 3.21 of the Disclosure Schedule, each of CNG and its Subsidiaries is a named insured or is otherwise covered under each such policy, and each such policy is in full force and effect and will not in any material way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement.

         CNG has made available to CMS Energy complete and correct copies of all policies listed on Schedule 3.21 of the Disclosure Schedule, together with all riders and amendments thereto, and, to the best knowledge of CNG, no insurer under such policies has a basis to void such policies on grounds of non-disclosure on the part of the policyholder or the insured thereunder.

         (i) Schedule 3.21 of the Disclosure Schedule hereto includes a list of each claim and each notice of claim submitted under any such policy since December 31, 1995 and all open claims which occurred prior to December 31, 1995; (ii) except for any such claims or notices of claim, the full policy limits (subject to deductibles provided therein) are available and unimpaired under each such policy; and (iii) each of CNG and its Subsidiaries and affiliates has complied with each such policy in all material respects and has not failed to give any notice or present any claim thereunder in a due and timely manner.

     SECTION 3.22. EMPLOYEE BENEFIT PLANS. (a) Schedule 3.22 of the Disclosure Schedule sets forth a list of and CNG has made available to CMS Energy copies of, any pension, profit sharing, retirement, disability, health, welfare or other "employee benefit plan", as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), bonus, stock option or other equity based, incentive, severance, termination, retention or other material employee benefit or compensation plan, policy, arrangement or agreement, whether written or unwritten, (i) under which any employee or former employee of CNG or any of its Subsidiaries or the beneficiary or dependent of any such employee or former employee (collectively, the "Participants") is eligible to participate or derive a benefit and (ii) that is established, maintained or contributed to by CNG or any of its Subsidiaries or any trade or business, whether or not incorporated, which would be treated as a single employer together with CNG and its Subsidiaries under Section 414 of the Code, as of any date of determination (each, an "ERISA Affiliate") or to which CNG or any of its Subsidiaries or any ERISA Affiliate is obligated to contribute (collectively, the "Plans"). Neither CNG nor, to the best knowledge of CNG, any such Plan nor any trust created thereunder has engaged in a transaction prohibited by Section 406 of ERISA or Section 4975 of the Code that would result in any material liability to CNG or any of its Subsidiaries. Except as set forth in Schedule 3.22 of the Disclosure Schedule, each of the Plans has been operated and administered in material compliance with ERISA, the Code and all other applicable laws, regulations and rules, except where any such noncompliance would not result in a material liability to CNG or any of its Subsidiaries. There are no material pending or, to the best knowledge of CNG, threatened, claims by or on behalf of any Plan, by or on behalf of any Participant or otherwise involving any Plan (other than routine claims for benefits). Each Plan which is subject to the minimum funding standards of Section 412 of the Code or
Section 302 of ERISA satisfies such standards, and no such Plan has incurred an "accumulated funding deficiency," whether or not waived, within the meaning of such Sections of the Code or ERISA. To CNG's best knowledge, all contributions required to have been made by CNG or any of its Subsidiaries and each ERISA Affiliate to each Plan under the terms of any such Plan or pursuant to applicable law or any applicable collective bargaining agreement have been made within the time prescribed by any such Plan, law or agreement, as the case may be.

     (b) Except as set forth in Schedule 3.22 of the Disclosure Schedule, neither CNG or any of its Subsidiaries nor any ERISA Affiliate would be liable for any material amount pursuant to Title IV of ERISA if any employee pension benefit plan (within the meaning of Section 3(2) of ERISA) subject to such Title (a "Title IV Plan") were to terminate. Except as disclosed on Schedule 3.22 of the Disclosure Schedule hereto, as of the last day of the 1994 plan year of each Plan which is a Title IV Plan, the "projected benefit obligations" (within the meaning of the Financial Accounting Standards Board Statement No. 87) under each such Plan did not exceed the fair market value of the assets of each such Plan, determined on the basis of actuarial assumptions each of which is reasonable. Neither CNG or any of its Subsidiaries nor any ERISA Affiliate has engaged in a transaction which could cause CNG or any such Subsidiary or such ERISA Affiliate to be subject to liability under Section 4069 or 4212 of ERISA. Neither CNG nor any of its Subsidiaries nor any ERISA Affiliate has incurred any material liability under or pursuant to Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code or ERISA relating to employee benefit plans for failure to comply with such provisions with respect to the Plans and no event or condition has occurred or exists which could result in any material liability following the Effective Date to CMS Energy under or pursuant to Title I or IV of ERISA or such penalty, excise tax or liability provisions of the Code or ERISA for failure to comply with such provisions with respect to the Plans.

     (c) Except as set forth in Schedule 3.22 of the Disclosure Schedule, no Plan is a "multiemployer plan" or a "multiple employer plan" within the meaning of ERISA or the Code.

     (d) No Participant is or may become entitled to post-employment welfare benefits of any kind by reason of employment with CNG or any of its Subsidiaries, including, without limitation, death or medical benefits (whether or not insured), other than coverage mandated by Section 4980B of the Code or
Part 6 of Title I of ERISA. Except as set forth in Schedule 3.22 of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any compensation or benefits payable under any Plan to or in respect of any participant.

     SECTION 3.23. EMPLOYEES AND AGENTS AND RELATED AGREEMENTS. (a) Except as set forth in Schedules 3.23(a) or 3.30 of the Disclosure Schedule, neither CNG nor any of its Subsidiaries is a party to or bound by any material oral or written employment agreement, consulting agreement (other than employment or consulting agreements under which the obligations of CNG or such Subsidiary are terminable by CNG or such Subsidiaries without premium or penalty (other than statutory severance or termination benefits) on notice of 30 days or less), deferred compensation agreement, confidentiality agreement or covenant not to compete with any officer, director, Majority Stockholder, employee, agent or attorney-in-fact of CNG or any of its Subsidiaries. CNG has delivered to CMS Energy complete and correct copies of each such agreement or instrument.

     SECTION 3.24. EMPLOYEE RELATIONS AND LABOR MATTERS. (a) To the best knowledge of CNG, CNG and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations which relate to wages, hours, discrimination in employment and collective bargaining and are not liable for any material arrearages of wages or any material taxes or penalties for failure to comply with any of the foregoing. CNG believes that the relations of CNG and its Subsidiaries with their employees are generally good.

     (b) Neither CNG nor any of its Subsidiaries is a party to any collective bargaining agreement. Neither CNG nor any of its Subsidiaries is a party to or, to the best knowledge of CNG, is threatened with, any dispute or controversy with a union or with respect to unionization or collective bargaining involving its employees. Neither

CNG nor any of its Subsidiaries is materially affected by any dispute or controversy with a union or with respect to unionization or collective bargaining involving any of its suppliers or customers. Schedule 3.24(b) of the Disclosure Schedule hereto sets forth a list of any union organizing or election activities involving any non-union employees of CNG or any of its Subsidiaries known to CNG which have occurred since December 31, 1997 or, to the best knowledge of CNG, are threatened as of the date hereof.

     SECTION 3.25. ABSENCE OF CERTAIN BUSINESS PRACTICES. None of CNG or any of its Subsidiaries, any officer, employee or agent of CNG or any of its Subsidiaries or any other person acting on its behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit (other than with respect to bona fide payments for which adequate consideration has been given) to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of CNG or any of its Subsidiaries (or assist CNG or any of its Subsidiaries in connection with any actual or proposed transaction) (a) which might subject CNG or any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) which, if not continued in the future, would have a Material Adverse Effect on CNG or any of its Subsidiaries or which would subject CNG or any of its Subsidiaries to suit or penalty in any private or governmental litigation or proceeding, (c) for any of the purposes described in
Section 162(c) of the Code, or (d) for establishment or maintenance of any concealed fund or concealed bank account.

     SECTION 3.26. TERRITORIAL RESTRICTIONS. Except as set forth on Schedule
3.26 of the Disclosure Schedule, neither CNG nor any of its Subsidiaries is restricted in any material respect by any written agreement or understanding (including area of mutual interest or similar agreements or provisions, but excluding confidentiality agreements or provisions) with third parties from carrying on its business in any geographical area.

     SECTION 3.27. TRANSACTIONS WITH CERTAIN PERSONS. Except as set forth in
Schedule 3.27 of the Disclosure Schedule hereto since January 1, 1995 neither CNG nor any of its Subsidiaries has purchased, leased or otherwise acquired any material property or obtained any material services from, or sold, leased or otherwise disposed of any material property or furnished any material services to (except with respect to remuneration for services rendered as a director, officer or employee of CNG or any of its Subsidiaries), in the ordinary course of business or otherwise, (i) any Majority Stockholder, (ii) any affiliate of CNG or any of its Subsidiaries or (iii) any person who is an officer or director of CNG or any of its Subsidiaries or except as set forth in Schedule 3.27 of the Disclosure Schedule hereto and except for the transactions contemplated by this Agreement, neither CNG nor any of its Subsidiaries owes any amount in excess of $50,000 to, or has any contract with or commitment to, any Majority Stockholder, director, officer or employee of CNG or any of its Subsidiaries (other than for compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business) and none of such persons owes any amount in excess of $50,000 to CNG or any of its Subsidiaries.

     SECTION 3.28.  [INTENTIONALLY OMITTED]

     SECTION 3.29. ENVIRONMENTAL MATTERS. (a) Except as set forth in Schedule
3.29 of the Disclosure Schedule, to the best knowledge of CNG, each of CNG and its Subsidiaries:

         (i) is in material compliance with all Applicable Environmental Laws, including without limitation those with respect to the use, handling, transportation, discharge, release and/or disposal of any Hazardous Substance;

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


         (ii) is not the subject of any investigation, judicial or administrative proceeding, or settlement concerning (A) a Release (as hereinafter defined) or threatened Release of any Hazardous Substance or
     (B) the violation of any Applicable Environmental Laws or permits issued thereunder;

         (iii) is not under a duty to file any notice under any Applicable Environmental Laws reporting the violation of any Applicable Environmental Laws or the Release or threatened Release of any Hazardous Substance;

         (iv) has no material liability or contingent liability, either on-site or off-site in connection with any Release or threatened Release of any Hazardous Substance nor has any present Property or past Property been listed or proposed for listing on the National Priorities List ("NPL") pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., ("CERCLA") or on the Comprehensive Environmental Response Compensation Liability Information System List ("CERCLIS") or any similar state or foreign list of sites requiring Remedial Action;

         (v) has generated, treated, stored, recycled, transported or disposed of any Hazardous Substances in material accordance with Applicable Environmental Laws;

         (vi) has installed underground storage tanks or surface impoundments on its Property only in connection with the treating or transportation of, oil, gas or other hydrocarbons and in accordance with Applicable Environmental Laws and, to the extent that underground storage tanks have been removed, all underground storage tanks have been removed in accordance with applicable Environmental Laws;

         (vii) is operating all pipelines, storage tanks and other storage vessels operated by it in material compliance with all secondary containment, spill prevention and financial assurance requirements of Applicable Environmental Laws;

         (viii) has no outstanding Lien filed on its assets in favor of any governmental agency in connection with any Applicable Environmental Laws;

         (ix) is in material compliance with all permits and has no unresolved notices of violation or letters of violation with respect to any permit; and

         (x) has received no claims, demands, suits or threats alleging common law nuisance or a violation of Applicable Environmental Laws based upon allegations of odors, noises, dust or other particulate matter emanating from its Property.

     (b) To the best knowledge of CNG, each of CNG and its Subsidiaries possess all material federal, state, local and foreign rights, privileges, permits and other material authorizations (including any amendments to any thereof) under Applicable Environmental Laws necessary to own or lease and operate its properties and to conduct its business as now conducted.

     (c) For purposes of this Section 3.29, the following definitions shall apply:


         (i) "Applicable Environmental Laws" shall mean any environmental, health, safety statutes, laws, rules, regulations, ordinances, common law decisions and codes, relating to land use, air, soil, surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof) and including, without limitation, those imposing liability or standards of care with respect to the handling, transport, treatment or disposal of Hazardous Substances, and any governmental agency orders, guidelines, directives and instructions, whether United States federal or state or any foreign government or political subdivision thereof, applicable to the relevant operation;

         (ii) "Hazardous Substance" means any hazardous or toxic waste, substance, material or any constituent thereof, pollutant, contaminant, including petroleum and its various fractions, natural gas, drilling mud or production wastes, and equipment and Property affected thereby, as defined, listed or regulated under any Applicable Environmental Laws;

         (iii) "material" means any fines, penalties, natural resource damages, costs or expenses, including without limitation attorney fees, consultant fees and expert fees, arising under Applicable Environmental Laws that would result in an aggregate liability to CNG and its Subsidiaries taken as a whole of more than $250,000 per year;

         (iv) "Property" means any real or personal property, plant, building, facility, structure, well, pipeline, storage tank, equipment or unit, or other asset owned, leased or operated by CNG or any of its Subsidiaries;

         (v) "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal; leaching or migration into the indoor or outdoor environment or into or out of any Property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or Property; and

         (vi) "Remedial Action" shall mean any action required to (A) clean up, remove, treat or in any other way address Hazardous Substances in the indoor or outdoor environment; (B) prevent the Release or threat of Release or minimize the further Release of any Hazardous Substance; or (C) perform pre-remedial studies and investigations and post remedial care.

     SECTION 3.30. CONTRACTS. (a) Except as contemplated hereby or as set forth in Schedule 3.30 of the Disclosure Schedule, or in another Schedule to this Agreement, neither CNG nor any of its Subsidiaries is a party to or is bound by any written or material oral contract, agreement, commitment or instrument or amendment with respect to any of the following (excluding any of the following which has been fully performed by all parties):

         (i) for the purchase, sale or lease (except if the scheduled lease payments are less than $50,000 per year) of real property;

         (ii) gas purchase contracts, gas sales contracts, transportation and fractionation agreements, processing agreements and gathering agreements;

         (iii) natural gas hedging and swap agreements or other financial derivative products;

         (iv) which individually provides for, or relates to, the guarantee by CNG or any of its Subsidiaries of any obligation of any customers, suppliers, officers, directors, employees or affiliates of CNG or such Subsidiaries;

         (v) which provides for, or relates to, the incurrence by CNG or any of its Subsidiaries of debt for borrowed money in excess of $500,000;

         (vi) which provides for, or relates to, any non-competition, confidentiality or exclusive arrangement with any person, including any current or former director, officer or employee of CNG or any of its Subsidiaries;

         (vii) for capital expenditures in excess of $100,000 for any single project or related series of projects;

         (viii) any partnership, joint venture or other similar arrangements or agreements involving a sharing of profits or losses;

         (ix) which (other than contracts, agreements, commitments and instruments of the nature described in clauses (i) through (viii) above) involve payments or receipts by CNG or any of its Subsidiaries of more than $100,000; and

         (x) for any purpose (whether or not made in the ordinary course of the business or otherwise not required to be listed or described in Schedule
     3.30 of the Disclosure Schedule) which is material to the business of CNG and its Subsidiaries taken as a whole.

     (b) To the best knowledge of CNG, except as set forth in Schedule 3.30 of the Disclosure Schedule, (i) CNG and its Subsidiaries have fulfilled and performed their obligations in all material respects under each of the leases, contracts and other agreements listed in Schedule 3.30 of the Disclosure Schedule or referred to in clause (ii) of Section 3.30 (collectively, together with other leases, contracts and other agreements listed in other Schedules under this Article III, the "CNG Agreements") and are not, and are not alleged to be, in breach or default in any material respect under, nor is there or is there alleged to be any basis for termination of, other than termination at the expiration of the primary term thereof, any of the CNG Agreements, and (ii) no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by CNG or any of its Subsidiaries.

     The CNG Agreements (i) have been duly authorized, executed and delivered or duly entered into by CNG or the Subsidiaries of CNG that are a party thereto, and (ii) are in full force and effect and constitute legal, valid, binding and enforceable obligations of CNG or such Subsidiaries and will continue in full force and effect according to the terms thereof following the consummation of the Merger without the breach of any terms or conditions thereof or the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other person or party.



     SECTION 3.31. [INTENTIONALLY OMITTED]

     SECTION 3.32. GAS IMBALANCES. Except as disclosed on Schedule 3.32, there are no material gas imbalances pertaining to the marketing of gas as between CNG or any of its subsidiaries and any third party.

     SECTION 3.33. [INTENTIONALLY OMITTED]

     SECTION 3.34. CNG FILINGS; REGISTRATION STATEMENT INFORMATION.

     (a) Since August 1, 1997, CNG and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, copies of which have been made available to CMS Energy except to the extent prohibited by law, that were required to be filed with (a) the Federal Energy Regulatory Commission; (b) the Oklahoma and Texas regulatory authorities; (c) the Securities and Exchange Commission; and (d) any other federal, state or local governmental or regulatory authority, except to the extent failure to make such filings would not have a Material Adverse Effect on CNG and the Subsidiaries, taken as a whole. All such reports, registrations and filings are collectively referred to as the "Seller Filings". As of their respective filing dates, each of the past Seller Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) None of the information supplied or to be supplied by CNG and/or the Majority Stockholders for inclusion or incorporation by reference in, or relating to CNG and/or the Majority Stockholders and included or incorporated by reference in, (i) the Registration Statement on Form S-4 to be filed with the SEC by CMS Energy in connection with the issuance of shares of CMS Common Stock in the Merger (including, the Proxy Statement and prospectus constituting a part thereof, the "Registration Statement") will, at all times from the date the Registration Statement becomes effective under the Securities Act (through the Effective time of the Merger), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Proxy Statement and any amendment or supplement thereto will, at all times from the date of the mailing to shareholders of CNG through the date of the meeting of shareholders of CNG to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the statements, correspondence, applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, the NYSE or any governmental entity in connection with the Merger, or any requisite regulatory approvals will, at the time filed, during their pendency, or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that related only to CMS Energy and its Subsidiaries) will comply in all material respects with the provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder.

     SECTION 3.35. DISCLOSURE. To the best knowledge of CNG, none of the representations and warranties contained herein, the information contained in the Schedules referred to in this Article III or the other information or documents referred to in this Article III as having been furnished or to be furnished or made available to CMS Energy or any of its representatives by CNG, the Majority Stockholders or their representatives pursuant to the terms of this Agreement is false or misleading in any material respect or omits to state a fact necessary to make the statements herein or therein not misleading in any material respect.

     SECTION 3.36. BROKERS. Other than the fee to be paid to CIBC Oppenheimer Corp. as disclosed on Schedule 3.36 of the Disclosure Schedule, no broker, investment banker, financial advisor or other person is entitled to any broker's, financial advisor's or other finder's fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CNG.

     SECTION 3.37. PUHCA. Public Utility Holding Company Act, Etc. None of CNG or the Subsidiaries is a "public utility company" or a "holding company": or a "subsidiary company" of a "holding company", or an affiliate of "holding company" or a "subsidiary company" of a "holding company", in each case within the meaning of the Public Utility Holding Company Act of 1935, as amended, and, except to the extent CNG or Subsidiary is a utility under the definitions of the Texas Railroad Commission regulations, or may deemed a utility by virtue of CNG's Section 7(c) under the Natural Gas Act, none of CNG the Subsidiaries is a utility under federal or any state law.

     SECTION 3.38. VOTE REQUIRED. The only vote of the holders of any class or series of CNG capital stock necessary to approve the Merger and adopt this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of CNG Common Stock.

     SECTION 3.39. KNOWLEDGE OF FACTS OR CIRCUMSTANCES. Notwithstanding the foregoing, except as heretofore disclosed to CMS Energy or except as contemplated in this Agreement, CNG, the Subsidiaries and the Majority Stockholders have not taken and will not take any action and do not have knowledge of any fact or circumstance, that would (i) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of CMS Energy, CNG or the Subsidiaries to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement, or
(ii) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (iii) make any of the representations and warranties in Article III of this Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking such other act.

     SEC]TION 3.40. INFORMATION SUPPLIED. Without limiting any of the representations and warranties contained herein, no representation or warranty of CNG or the Majority Stockholders and no statement by CNG or the Majority Stockholders or other information contained in the Disclosure Schedule, Schedules, Exhibits or any document incorporated herein by reference as of the date of such representation, warranty, statement or document, contains or contained any untrue statement of material fact, or, at the date thereof, omits or omitted to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or were made, not misleading.


                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF CMS ENERGY

     As an inducement to CNG and the Majority Stockholders to enter into this Agreement and to consummate the transactions contemplated hereby, CMS Energy hereby warrants and represents to CNG and the Majority Stockholders as follows:

     SECTION 4.1. ORGANIZATION OF CMS ENERGY. CMS Energy is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan. CMS Energy is duly qualified to transact business as a foreign corporation and is in good standing in each of the jurisdictions in which the ownership or leasing of the properties used in its business or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole. CMS Energy has full corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted.

     SECTION 4.2. AUTHORITY. CMS Energy has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by CMS Energy and the consummation by CMS Energy of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CMS Energy, subject to the adoption of this Agreement by CMS Energy as the sole stockholder of Sub. This Agreement is, and each other agreement or instrument of CMS Energy contemplated hereby when executed and delivered by CMS Energy will be, the legal, valid and binding obligation of CMS Energy enforceable against CMS Energy in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).


     Neither the execution and delivery of this Agreement by CMS Energy nor consummation of the transactions contemplated hereby or compliance with or fulfillment of the terms and provisions hereof by CMS Energy will (a) result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights, or result in the creation or imposition of any encumbrance upon any of the material assets of CMS Energy, under (i) the articles of incorporation or the by-laws of CMS Energy, (ii) any material instrument, agreement, mortgage, indenture, deed of trust, permit, concession, grant, franchise, license, judgment, order, award, decree or other restriction to which CMS Energy is a party or any of its material properties is subject or by which it is bound or (iii) any material statute, other law or regulatory provision affecting CMS Energy other than, in the case of clauses (ii) or (iii), any such breaches, defaults, rights or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole, materially impair the ability of CMS Energy to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby, or (b) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any third party or any foreign, federal, state or local court, governmental authority or regulatory body, by or on behalf of CMS Energy or Sub, except for the filing of a Form S-4 Registration Statement with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") and the declaration of effectiveness thereof by the SEC, and for the applicable requirements of the HSR Act, the filing of a Certificate of Merger in the proper office of the State of Michigan and Articles of Merger in the office of the Oklahoma Secretary of State, and appropriate documents with the relevant authorities of other jurisdictions in which CMS Energy is qualified to do business, such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states, and such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole, materially impair the ability of CMS Energy to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

     SECTION 4.3. SHARES OF CMS COMMON STOCK. The CMS Common Shares to be delivered to the CNG stockholders pursuant to this Agreement will, when issued and delivered in accordance with the terms hereof, be duly and validly issued and outstanding, fully paid and nonassessable shares of CMS Common Stock free and clear of all Liens other than those arising by or through any such stockholder, and the issuance of all shares of CMS Common Stock issuable in connection with the consummation of the transactions contemplated hereby will be duly registered with the SEC on a Form S-4 Registration Statement under the Securities Act and prior to the Effective Time all CMS Common Shares issuable in connection with the consummation of the transactions contemplated hereby shall have been listed, or approved for listing upon notice of issuance, on the NYSE. Upon delivery of the CMS Common Stock in exchange for the CNG Common Stock in accordance with the terms of this Agreement, the holders of the CNG Common Stock will be the owners of the CMS Common Stock.

     SECTION 4.4. CAPITALIZATION. The authorized capital of CMS Energy consists of (i) 250,000,000 shares of CMS Common Stock, of which, as of June 30, 1998, 101,512,647 shares were issued and outstanding, (ii) 10,000,000 shares of preferred stock, $.01 par value, none of which is issued and outstanding or reserved for any purpose, and (iii) 60,000,000 shares of Class G common stock, no par value, of which, as of June 30, 1998, 8,341,097 shares were issued and outstanding. All of the outstanding shares of CMS Common Stock are duly authorized, validly issued, fully paid and nonassessable. Except for options granted, CMS Common Stock issuable pursuant to certain CMS Energy compensation plans, and shares issuable upon conversion of certain affiliated trust preferred securities and as contemplated hereby, there are no options, warrants or other rights to acquire from CMS Energy or agreements or commitments by CMS Energy to issue or sell shares of its capital stock, whether on conversion of other securities or otherwise. None of the issued and outstanding shares of CMS Common Stock has been issued in violation of, or is subject to, any preemptive or subscription rights. There are no shareholder agreements, voting trust agreements or any other similar contracts, agreements, arrangements, commitments, plans or understandings to which CMS Energy is a party restricting or otherwise relating to voting, dividend, ownership or transfer rights with respect to any shares of capital stock of CMS Energy.

     SECTION 4.5. OPERATIONS SINCE MARCH 31, 1998. Except as set forth in the CMS Energy SEC Documents, since March 31, 1998, there has been: (i) no material adverse change in the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole; and (ii) no damage, destruction, loss or claim with respect to, whether or not covered by insurance, or condemnation or other taking of, assets having a material adverse effect on the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole.

     SECTION 4.6. COMPLIANCE WITH LAWS. To the knowledge of CMS Energy, it is in compliance with the provisions of all applicable laws and regulations of the federal, state, local and foreign governments, except to the extent that the failure to comply therewith would not have a Material Adverse Effect on the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole. Except as set forth in the CMS Energy SEC Documents, to the knowledge of CMS Energy, there are no proposed orders, judgments, decrees, governmental takings, condemnations or other proceedings, in each case binding upon the business, operations or properties of CMS Energy or any subsidiary thereof, which would have a Material Adverse Effect on the financial condition or results of operation of CMS Energy and its consolidated subsidiaries taken as a whole.

     SECTION 4.7. SEC DOCUMENTS. CMS Energy has previously made available to CNG and the Majority Stockholders complete and correct copies of all reports (including annual reports on Form 10-K, current reports on Form 8-K, quarterly reports on Form 10-Q and proxy statements) filed by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") since December 31, 1997 (the "CMS Energy SEC Documents"). None of the information supplied by CMS Energy and to be included in the Registration Statement, the Prospectus (as hereinafter defined)or the Proxy Statement, as they may be amended or supplemented, or the documents filed under the Exchange Act which are incorporated by reference therein, as of their respective effective, issue, filing mailing or meeting dates, does or will, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and Prospectus will comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. All documents that CMS Energy is responsible for filing with any regulatory or governmental agency in connection with the Merger will comply in all material respects with the provisions of applicable law.

     SECTION 4.8. NO FINDER. Except for discussions with CIBC Oppenheimer Corp., neither CMS Energy nor any party acting on its behalf has paid or become obligated to pay any fee or any commission to any broker, finder or intermediary for or on account of the transactions contemplated herein.

     SECTION 4.9. SECTION 368 REPRESENTATIONS. (a) Prior to the Merger, CMS Energy will be in control of Sub within the meaning of Section 368(c) of the Code.

     (b) Following the transaction, CMS Energy has no plan or intention to issue additional shares of the Surviving Corporation's stock that would result in CMS Energy losing control of the Surviving Corporation within the meaning of Section 368(c) of the Code.

     (c) CMS Energy has no plan or intention to reacquire any of the CMS Common Stock issued in the Merger.

     (d) CMS Energy has no plan or intention to liquidate the Surviving Corporation; to merge the Surviving Corporation with and into another corporation; to sell or otherwise dispose of the stock of the Surviving Corporation except that the stock will be contributed to CMS Enterprises Company which will, in turn, contribute the stock to CMS Gas Transmission and Storage Company; or to cause the Surviving Corporation to sell or otherwise dispose of any of the assets of the Surviving Corporation acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

     (e) Following the Merger, the Surviving Corporation will continue the historical business of CNG or use a significant portion of the Surviving Corporation business assets in a business.

     SECTION 4.10 INFORMATION SUPPLIED. Without limiting any of the representations and warranties contained herein, no representation or warranty of CMS Energy or the Sub and no statement by CMS Energy, or the Sub or other information contained in the Disclosure Schedule, Exhibits, Schedules or any document incorporated herein by reference as of the date of such representation, warranty, statement or document, contains or contained any untrue statement of material fact, or, at the date thereof, omits or omitted to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or were made, not misleading.



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


                                    ARTICLE V

                      REPRESENTATIONS AND WARRANTIES OF SUB

     As an inducement to CNG and the Majority Stockholders to enter into this Agreement and to consummate the transactions contemplated hereby, CMS Energy and Sub hereby jointly and severally warrant and represent to CNG and the Majority Stockholders as follows:

     SECTION 5.1. ORGANIZATION AND STANDING. Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan. Sub was organized solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business since it was incorporated which is not in connection with this Agreement and has no material assets or liabilities (other than the rights and obligations referred to in this Agreement).

     SECTION 5.2. CAPITAL STRUCTURE. The authorized capital stock of Sub consists of 60,000 shares of common stock, no par value, of which 10 shares are validly issued and outstanding, fully paid and nonassessable and are owned by CMS Energy free and clear of all liens, claims and encumbrances.

     SECTION 5.3. AUTHORITY. Sub has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Sub of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and by CMS Energy as its sole shareholder, and, except for the corporate filings required by state law, no other corporate proceedings on the part of Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sub and this Agreement is, and each other agreement or instrument of Sub contemplated hereby when executed and delivered by Sub will be, the legal, valid and binding agreement of Sub enforceable against Sub in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).


                                   ARTICLE VI

                       ACTIONS PRIOR TO THE EFFECTIVE DATE

     CMS Energy, Sub, CNG and the Majority Stockholders covenant and agree to take the following respective actions between the date hereof and the Effective
Date:

     SECTION 6.1. ISSUANCE OF CMS COMMON SHARES. (a) CMS Energy shall prepare and, subject to the timely contribution, review and consent of CNG, will file as soon as reasonably practicable, the Registration Statement on Form S-4 with the SEC containing the combined Proxy Statement for CNG and prospectus (the "Prospectus") covering the issuance and sale of the CMS Common Shares to be delivered hereunder. CMS Energy will use all reasonable efforts to cause such Registration Statement and the related Proxy Statement to be effective at least twenty (20) Business Days prior to the date on which the meeting of the CNG stockholders is scheduled pursuant to Section 6.2. CMS Energy will use its best efforts to respond to the comments of the SEC in connection


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



therewith and to furnish all information required to prepare such Registration Statement for which it has drafting responsibility. CMS Energy shall also take any reasonable action required to be taken under any applicable state "blue sky" or securities laws in connection with the issuance of such shares. CMS Energy shall advise CNG promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and shall furnish CNG with copies of all such documents. Each of the parties will use all reasonable efforts to mail the Proxy Statement mailed to the CNG stockholders as promptly as practicable after such Registration Statement is deemed effective by the SEC.

     (b) CMS Energy shall use all reasonable efforts to list the CMS Common Shares to be issued hereunder on the NYSE.

     SECTION 6.2. ACTION BY MAJORITY STOCKHOLDERS OF CNG. CNG, acting through its Board of Directors, shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Merger and adopting this Agreement. Unless required to do otherwise by the fiduciary obligations of its Board of Directors under applicable law, CNG, acting through its Board of Directors, will recommend to its stockholders that they vote for the adoption of this Agreement. In lieu of such meeting, the stockholders of CNG may take the actions described in the preceding sentence by unanimous written consent in accordance with the OGCA. Each of the Majority Stockholders agrees to take all necessary action to cause this Agreement to be adopted including voting their shares of CNG Common Stock in favor of the Merger and adopting this Agreement.

     SECTION 6.3. SUBSEQUENT FINANCIAL STATEMENTS. Prior to the Effective Date, CNG shall deliver to CMS Energy, not later than forty-five (45) days after the end of each monthly period beginning after June 30, 1998 and in the form customarily prepared by CNG, the unaudited internal consolidated financial statements of CNG, including an income statement, for the monthly period then ended and for the period from the beginning of the fiscal year to the end of such monthly period.

     SECTION 6.4. INVESTIGATION OF CNG. (a) CNG shall afford to the officers, employees and authorized representatives of CMS Energy (including, without limitation, independent public accountants, attorneys, environmental consultants and financial advisors, if any, of CMS Energy), reasonable access during normal business hours to the offices, properties, employees, agents and business, environmental and financial records (including, without limitation, computer files, retrieval programs and similar documentation) of CNG to the extent CMS Energy shall deem necessary or desirable, and shall furnish to CMS Energy or its authorized representatives such additional information concerning the operations, properties and businesses of CNG as may be reasonably requested in writing, to enable CMS Energy or its authorized representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify the accuracy of the financial statements referred to in Section 3.5 and to determine whether the conditions set forth in Article VIII have been satisfied. CMS Energy agrees that such investigations shall be conducted in such manner as not to interfere unreasonably with the operation of the business of CNG.


     (b) CMS Energy is hereby granted a license, without any obligation to pay rent or other charges, to enter the Property to conduct a site inspection of the Property and to conduct a Phase I environmental assessment and, at CMS's election, soils and/or groundwater analysis (collectively the "Phase I"); provided, however: (i) all documents (including the Phase I report) generated as a result of such activity shall be provided to CNG within five (5) calendar days of receipt by CMS Energy and (ii) the Phase I shall (A) be addressed to CMS Energy and CNG, (B) include a legend indicting that the report is a privileged, compliance report (i.e., "COMPLIANCE REPORT: PRIVILEGED DOCUMENT") and (C) within ten (10) days after completion of field work and



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

laboratory testing, be prepared in written form and provided to CMS Energy and CNG. CMS Energy and CNG specifically acknowledge and agree that CMS Energy shall not undertake any other activity on the Property until such time as CMS Energy is authorized to do so in writing by CNG, which authorization shall not be unreasonably withheld.

     (c) Such license shall be for a period ending on the earlier of the Effective Date or termination of this Agreement in accordance with Section 10.1.

     (d) CMS Energy shall maintain in full force and effect a policy providing commercial general liability insurance coverage in a minimum amount of One Million Dollars ($1,000,000.00) combined single limit, which policy shall insure against bodily injury, and property damage. Such policy shall name CNG or the Subsidiaries, as applicable depending upon ownership of the subject Property, as an additional insured and shall contain a cross-liability endorsement. Such policy shall be non-cancellable with respect to CNG and the Subsidiaries, as applicable, except upon thirty (30) days written notice. A certificate of such insurance shall be delivered by CMS Energy to CNG and the Subsidiaries as soon as reasonably practicable after the date of this Agreement.

     (e) If, because of any actual or alleged act or omission of CMS Energy's agents, employees or contractors any lien, affidavit, charge or order for the payment of money shall be filed against CNG or the Subsidiaries, the Property or any portion thereof or interest therein, whether or not such lien, affidavit or charge or order is valid or enforceable, shall, at its own cost and expense, cause the same to be discharged of record by payment, bonding or otherwise as soon as reasonably practicable after notice to CMS Energy of the filing thereof, but in all events prior to the foreclosure thereof.

     (f) EXCEPT FOR THE FAULT OR NEGLIGENCE OF CNG, THE SUBSIDIARIES, ITS AGENTS OR EMPLOYEES, FOR WHICH EITHER OR BOTH BE LEGALLY LIABLE, UPON CMS ENERGY's ENTERING THE PROPERTY, CMS ENERGY AGREES TO INDEMNIFY AND HOLD CNG AND THE SUBSIDIARIES, THEIR RESPECTIVE OFFICERS, AGENTS, REPRESENTATIVES AND EMPLOYEES HARMLESS FROM ALL LOSSES, CLAIMS, SUITS, ACTIONS, DAMAGES AND LIABILITY INCLUDING COSTS AND EXPENSES OF DEFENDING AGAINST ALL OF THE AFORESAID) ARISING OR ALLEGED TO ARISE FROM ANY ACT OR OMISSION OF CMS ENERGY OR CMS ENERGY'S AGENTS, EMPLOYEES, ASSIGNEES, LICENSEES, CONTRACTORS, SUBCONTRACTORS, LABORERS OR INVITEES, OR ARISING FROM ANY INJURY OR DEATH OF ANY PERSON OR PERSONS OR DAMAGE OR DESTRUCTION OF THE PROPERTY OF ANY PERSON OR PERSONS OCCURRING OR ALLEGED TO HAVE OCCURRED INCIDENT TO CMS ENERGY'S PRESENCE ON THE PROPERTY OR THE PERFORMANCE OF THE PHASE I, AND CMS ENERGY ASSUMES RESPONSIBILITY FOR THE CONDITION OF THE PROPERTY. THIS PROVISION SHALL SURVIVE TERMINATION OF THIS CONTRACT OR THE CLOSING OF THIS TRANSACTION, WHICHEVER IS APPLICABLE.

     (g) Upon entering the Property, CMS Energy shall perform and complete the Phase I at CMS Energy's sole cost and expense in a timely manner in accordance with all applicable statutes, ordinances and other regulations applicable thereto. Notwithstanding the foregoing: (i) CNG and the Subsidiaries acknowledge that disclosure of certain materials relating to the Phase I will need to be made to CMS Energy's attorneys and environmental consultants (for convenience, collectively the "Representatives") in order to evaluate such information and the feasibility of the Property for CMS Energy's proposed use, and it shall be permissible for CMS Energy to disclose such information to its Representatives so long as such disclosure is made on the condition that: (A) such Representatives, prior to CMS Energy's disclosure of such information, provide CNG with a signed agreement binding such Representatives to maintain the confidentiality of such information, except as otherwise required by law, and (B) such Representatives treat such information in a confidential manner; and (ii) in the event CMS Energy in good faith reasonably believes that information contained or revealed in the Phase I may require remedial action or reporting to any governmental authority under applicable environmental laws, then prior to CMS Energy's disclosure of same to any governmental authority, CMS Energy shall promptly notify CNG of the existence of such information and CMS Energy's responsibility(ies) for disseminating such information to the applicable governmental authorities in accordance with applicable environmental laws.

     (h) Within twenty-four (24) hours of the termination of the license contemplated herein, CMS Energy shall return the Property to the safe, clean and level condition the Property existed on the date of this Agreement.

     SECTION 6.5. LAWSUITS, PROCEEDINGS, ETC. Each of CMS Energy and CNG shall notify the other promptly of any lawsuit, proceeding, claim or investigation that may be threatened, brought, asserted or commenced against any party hereto involving in any way the transactions contemplated by this Agreement or that would have been listed in Schedule 3.17 of the Disclosure Schedule or the CMS Energy SEC Documents if such lawsuit, proceeding, claim or investigation had arisen prior to the date hereof.

     SECTION 6.6. CONDUCT OF BUSINESS BY CNG PENDING THE MERGER. (a) During the period from the date of this Agreement through the Effective Time, except as set forth in Schedule 6.6 of the Disclosure Schedule or any other Schedules to this Agreement or as expressly contemplated by this Agreement, CNG will carry on its business in, and will not enter into, any material transaction other than in, the ordinary course of business consistent with past practice and, to the extent consistent therewith, will use its reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees and to preserve its relationships with material customers, material suppliers and others having material business dealings with it (except with the written consent of CMS Energy and except as set forth in any Schedules to this Agreement or the Disclosure Schedule or as contemplated by this Agreement). Without limiting the generality of the foregoing, and except as set forth in any Schedules to this Agreement or the Disclosure Schedule or as expressly contemplated by this Agreement, CNG and its Subsidiaries shall not, without the prior written consent of CMS Energy, which, as to matters relating to clauses (vii), (viii) or (xii) of this Section 6.6(a), CMS Energy agrees not to unreasonably withhold or delay:

     (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to the stockholders in their capacity as such, (B) split, combine or reclassify any of its capital stock or issue, sell or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of CNG or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

     (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other securities (including, without limitation, any rights, warrants or options to acquire any securities);

     (iii)  amend its articles of incorporation or by-laws;

     (iv) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

     (v) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries, except for dispositions of inventories and of assets in the ordinary course of business and consistent with past practice; a material asset for this purpose is defined as 10 percent or more of the book value or market value of CNG's total assets, or contributing 10 percent or more of total annual CNG revenues or earnings, or resulting in a gain or loss on disposition of 10 percent or more of annual CNG net income.

     (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness material to the business or assets of CNG and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice and except as contemplated hereunder or issue or sell any debt securities or guarantee any debt securities of others, or make any loans, advances or capital contributions to, or investments in, any other person, except the incurrence and/or guarantee of indebtedness to fund working capital;

     (vii) with respect to its operations, make or incur any new capital expenditure or capital expenditures for any single project or related series of projects which are in excess of $100,000.

     (viii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than such payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

     (ix) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure;

     (x) enter into or adopt, or amend, any existing, bonus, incentive, deferred compensation, insurance, medical, hospital, disability or severance plan, agreement or arrangement or enter into or amend any Plan or material employment, consulting or management agreement, other than any such amendment to a Plan that is made to maintain the qualified status of such Plan or its continued compliance with applicable law and except as contemplated hereunder;

     (xi) make any change in accounting practices or policies applied in the preparation of the financial statements referred to in Section 3.5 except as required by GAAP;

     (xii) except in the ordinary course of business consistent with past practice, knowingly make any material modifications to any material agreements, understandings, obligations, commitments, indebtedness or other material obligations or enter into any agreement, understanding, obligation or commitment, or incur any indebtedness or obligation, of the type that would have been required to be listed on Schedule 3.30 of the Disclosure Schedule or that would otherwise would have been included in the CNG Agreements if in existence on the date hereof; provided that no such modifications, agreements or incurrences of indebtedness shall in any event cause the representations and warranties contained in Section 3.6(a) hereof to be untrue or incorrect in any material respect;

     (xiii) pay or commit to pay any bonus to or increase the salary of any director, officer or employee of CNG other than payment to employees of bonuses or the increase of salary of employees made in the ordinary course of business; or


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


     (xiv) enter into any other transaction materially affecting the business of CNG, other than in the ordinary course of business consistent with past practice or as expressly contemplated by this Agreement.

     (b) CNG shall promptly advise CMS Energy orally and in writing of any change or event having a Material Adverse Effect on CNG and its Subsidiaries taken as a whole.

     SECTION 6.7. MUTUAL COOPERATION; REASONABLE BEST EFFORTS. The respective parties hereto shall cooperate with each other, and shall use their respective reasonable best efforts, to cause the fulfillment, to the extent within their reasonable control, of the conditions to each party's obligations hereunder which are within such reasonable control and to obtain as promptly as possible, to the extent within their reasonable control, all consents, authorizations, orders or approvals from each and every third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement; provided, however, that the foregoing shall not require CMS Energy or CNG to make any divestiture or consent to any divestiture in order to obtain any waiver, consent or approval.

     SECTION 6.8. PUBLIC ANNOUNCEMENT. Other than required filings with the SEC, CNG and CMS Energy shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation; provided, that nothing herein shall be deemed to interfere with the filing by (i) CMS Energy of a form 8K or the Registration Statement or
(ii) CNG of a form 8K or the Proxy Statement. The press release announcing the execution and delivery of this Agreement shall be a joint press release of CNG and CMS Energy.

     SECTION 6.9. NO SOLICITATION. (a) CNG shall not, nor shall it authorize or permit any officer, director or employee of it or its Subsidiaries or affiliates or any investment banker, attorney or other adviser or representative of CNG or any of its Subsidiaries or affiliates to, (i) solicit, initiate, or encourage the submission of, any Acquisition Proposal (as hereinafter defined), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) except to the extent required by law as advised by independent legal counsel in writing, participate in any discussions or negotiations regarding, or furnish to any person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. CNG shall advise CMS Energy immediately of any Acquisition Proposal and any inquiries with respect to any Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any proposal for a merger or other business combination involving CNG or any of its Subsidiaries or affiliates or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in CNG or any of its Subsidiaries or affiliates, any of the voting securities of CNG or any of its Subsidiaries or affiliates or substantially all of the assets of CNG and its Subsidiaries taken as a whole.

     (b) Notwithstanding the foregoing, the Board of Directors of CNG may, if it has received a bona fide offer, and if it concludes in good faith (after consultation with its independent legal and financial advisors) that it is required to do so in order to comply with its fiduciary duties to CNG's shareholders under applicable law, (i) withdraw or modify its approval or recommendation of this transaction or this Agreement or (ii) approve or recommend such other bona fide offer or, subject to compliance with the requirements of Sections 10.1 and 10.3, terminate this Agreement (and concurrently with or after such termination, if it so chooses cause CNG to enter into any agreement with respect to any other bona fide offer) but only at a time that is after the fifth Business Day following CMS Energy's receipt of written notice from CNG advising CMS Energy that the Board of Directors of CNG has received a bona fide offer, specifying the material terms and conditions of such bona fide offer and


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



identifying the persons making such bona fide offer.

     (c) Nothing contained in this Section 6.9 shall prohibit CNG from taking and disclosing to its shareholders a position contemplated by Rule 14e2(a) promulgated under the Exchange Act or from making any disclosure to CNG's shareholders if, in the good faith judgment of the Board of Directors of CNG (after consultation with its independent legal and financial advisors), it determines that it is legally required to do so in order to comply with its fiduciary duties to CNG's shareholders under applicable law.

     SECTION 6.10. ANTITRUST LAW COMPLIANCE. CMS Energy and CNG shall file and CNG shall cause to be filed with the Federal Trade Commission and the United States Department of Justice the notification and other information required to be filed with respect to the transactions contemplated hereby under the HSR Act and the rules and regulations promulgated thereunder. CMS Energy warrants that all such filings by it shall be, and CNG warrants that all such filings by it shall be, accurate as of the date filed and in accordance with the requirements of the HSR Act and all such rules and regulations. CMS Energy and CNG agree to make available, or cause to be made available, to the other parties such information as may reasonably be requested relative to the businesses, assets and property of CMS Energy and CNG, as the case may be, as may be required to file any additional information requested by such agencies under the HSR Act and such rules and regulations. CMS Energy agrees to pay all filing fees related to the HSR Act compliance.

     SECTION 6.11. CMS SEC INFORMATION. Promptly following their availability, CMS Energy will provide CNG with copies of all filings it makes with the SEC or the NYSE, including but not limited to Form 10-Q's and Form 10-K's.

     SECTION 6.12. DIRECTOR INDEMNIFICATION. The Surviving Corporation shall indemnify the present and former officers, directors, employees and agents of CNG and the Subsidiaries with respect to any matter including the transactions contemplated hereby, occurring at or prior to the Effective Time to the full extent permitted by CNG's Articles of Incorporation or Bylaws or the organizational documents of the Subsidiaries, in each case as in effect as of the date of this Agreement, for a period of six years commencing at the Effective Time. This Section 6.12 shall survive the closing of the transactions contemplated hereby, is intended to benefit CNG and each of the indemnified parties (each of whom shall be entitled to enforce this Section 6.12 against CNG and CMS Energy, as the case may be) and shall be binding on all successors and assigns of CMS Energy and CNG. In the event CMS Energy or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of CMS Energy shall assume the obligations set forth in this Section 6.12. CMS agrees to provide coverage under CMS director's and officer's liability policy for the period referenced herein.

     SECTION 6.13. NOTICE OF DEFAULT. Each party will promptly give notice to the other party of the occurrence of any event or the failure of any event to occur that results in a breach of any representation or warranty by that party contained herein or a failure by that party to comply with any covenant, condition or agreement contained herein.

     SECTION 6.14. DISSENTING SHAREHOLDERS' APPRAISAL RIGHTS. CMS Energy and CNG, as applicable, will comply with all applicable notification and other provisions of regulations or statutes relating to Dissenting Shares.


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

     SECTION 6.15, CNG OPTIONS

     On the Effective Date, CMS Energy shall issue such shares of CMS Common Stock to those employees granted Options which shares of CMS Common Stock shall be equivalent to the fair value of such Options; and CNG and CMS Energy shall use their reasonable efforts to amend the 1997 Plan and to seek the consent of all Option holders to an amendment for the receipt of such shares of CMS Common Stock, in lieu of cash as provided for in the 1997 Plan.

                                   ARTICLE VII

                       ADDITIONAL COVENANTS AND AGREEMENTS

     SECTION 7.1. TAX-FREE NATURE; TAX CONSEQUENCES.

     (a) CNG and CMS Energy intend the Merger to constitute a reorganization described in Section 368(a) of the Code and shall use their best efforts to cooperate in achieving such a tax-free reorganization. Each party is not relying, and will not rely, on any representations or assurances of any other party regarding such consequences other than the representations and covenants set forth in writing in this Agreement or any other agreement or certificate delivered in connection herewith. In the event that the Merger does not qualify as such a tax-free reorganization, the validity of the Merger and the transactions contemplated thereby shall nevertheless be binding and final upon the parties to this Agreement. Neither CNG nor CMS Energy will take any tax reporting positions or make any tax elections inconsistent with the characterization of the Merger as a reorganization described in Section 368(a) of the Code except as may be required upon examination (or the result of a prior determination) by the Internal Revenue Service or any other Tax authority.

     SECTION 7.2. TAXES.

     (a) Tax Returns. CNG shall file when due (after taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to CNG and its Subsidiaries on or before the Effective Date and shall remit or cause to be remitted any Taxes shown to be due on such Tax Returns, and the Surviving Corporation shall file when due (after taking into account all extensions properly obtained) all Tax Returns that are required to be filed by CNG and its Subsidiaries after the Effective Date and shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. All Tax Returns which CNG is required to file in accordance with this paragraph (a) shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken or method adopted that is inconsistent with positions taken or methods used in preparing and filing similar Tax Returns in prior periods except for changes required by law or changes in facts.

     (b) Assistance and Cooperation. After the Effective Date, each of the Majority Stockholders shall:

         (i) assist (and cause their respective affiliates to assist) the other parties in preparing any Tax Returns which such other parties are responsible for preparing and filing in accordance with paragraph (b) of this Section 7.2;

         (ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of CNG and its Subsidiaries;



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       (iii) make available to the other parties and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of CNG and its Subsidiaries;

       (iv) provide timely notice to the other parties in writing of any pending or threatened Tax audits or assessments of CNG and its Subsidiaries for taxable periods for which the other may have a liability under this
   Section 7.2; and

       (v) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

   (c) Survival of Obligations. Notwithstanding Article X, the obligations of the Majority Stockholders set forth in this Section 7.2 shall be unconditional and absolute and shall remain in effect until thirty (30) days after the expiration of the applicable statute of limitations.

   (d) Section 338 Elections. CMS Energy and Sub jointly and severally represent and warrant that their acquisition of the CNG Common Stock will not result in
Taxes to the shareholders or their affiliates pursuant to or as a       result
of Section 338 of the Code or provisions under other tax Laws which are comparable to Section 338 of the Code and that no election (express or otherwise) will be made or suffered by CMS Energy or Sub or their affiliates which will result in any such Taxes.

   (e) Tax Records. On the Effective Date, Surviving Corporation shall retain possession of Tax records currently in CNG's possession; provided, however, that the Majority Shareholders and their affiliates may retain copies of such records as are necessary or required by the Majority Shareholders or their affiliates in connection with (a) the filing of tax returns, (b) ongoing businesses or responsibilities or (c) other legal purposes. The Majority Shareholders, CMS Energy, Surviving Corporation and their affiliates shall make available to each other for inspection and copying during normal business hours, and provide to any taxing authority as reasonably requested, all Tax records in their possession relating to CNG or the business (unless the same is subject to legal or confidentiality restrictions). The Majority Shareholders, CMS Energy, Surviving Corporation and their affiliates shall preserve and keep all such Tax records in their possession until the expiration of any applicable statutes or limitation or extensions thereof and as otherwise required by law, but in any event for a period not less than ten years after the Effective Date. Before any such Tax records are disposed of by the Majority Shareholders, CMS Energy, Surviving Corporation or their affiliates (through a future sale of Surviving Corporation, the business or otherwise), notice to that effect shall be given the other parties who shall have the opportunity to at their own cost and expense to copy within thirty (30) days after the date of such notice, all or any part of such tax Records. For the purpose of this Section 7.2, tax Records shall include journal vouchers, cash vouchers, general ledgers, and authorizations for expenditures.

     SECTION 7.3. [INTENTIONALLY OMITTED]

     SECTION 7.4. CNG Incentive Stock Option Plan. On the Effective Date, CMS Energy shall issue such shares of CMS Common Stock to those employees granted options to purchase shares of CNG Common Stock pursuant to the terms and conditions of that certain 1996 CNG Incentive Stock Option Plan and those certain Grants of Incentive Stock Options dated February 28, 1996 which shares of CMS Common Stock shall be equivalent to the fair value of such options.

     SECTION 7.5. POWER MARKETING CERTIFICATE. CNG shall file a Notice of Termination and Notice of Cessation of Services with the Federal Energy Regulatory Commission ("FERC") with regard to a power marketing certificate currently issued to one of the Subsidiaries ("Power Marketing Certificate").

     SECTION 7.6. POOLING OF INTERESTS. Neither CNG or any of its Subsidiaries shall intentionally take, cause to be taken or intentionally fail to take any action, other than as may be required by a governmental agency, after the date of this Agreement that would disqualify the Merger as a pooling of interests for accounting purposes or would prevent CMS from receiving an opinion from Arthur Andersen LLP pursuant to Section 8.2(k) of this Agreement to the effect that the Merger will be treated for accounting purposes as a pooling of interests.


                                  ARTICLE VIII

                         CONDITIONS PRECEDENT TO CLOSING

     SECTION 8.1. CONDITIONS TO THE PARTIES' OBLIGATIONS. The obligations of all the parties to effect the Merger shall be subject to the fulfillment of the following conditions:

     (a) Stockholder Approval. This Agreement and the Merger shall have been validly approved by the holders of a majority of the outstanding CNG Common Stock entitled to vote.

     (b) Consents Obtained. All permits, approvals (including Notice of Termination and Cessation by FERC with regard to the Power Marketing Certificate) and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Merger under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by the Merger shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), without the imposition of any condition which in the reasonable judgment of the party on which it is imposed is materially burdensome to such party.

     (c) Governmental Action. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental entity which: (i) makes the consummation of the Merger illegal; (ii) requires the divestiture by CMS Energy or CNG of any material Subsidiary or of a material portion of the business of CMS Energy or CNG; or (iii) imposes any condition upon CMS Energy, CNG or their Subsidiaries which in the judgment of the party on which it is imposed would be materially burdensome.

     (d) Registration Statement. The Registration Statement covering the CMS Common Stock to be issued in the Merger shall become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect. No legal, administrative, arbitration, investigatory or other proceeding by any governmental entity shall have been instituted and, at what would otherwise have been the Effective Time, remain pending by or before any governmental entity to restrain or prohibit the transactions contemplated hereby.

     (e) CMS Energy Shares. The shares of CMS Common Stock deliverable pursuant to this Agreement shall have been duly authorized for listing, subject to notice of issuance, on the New York Stock Exchange.

     (f) Section 368 Reorganization. CMS Energy and CNG shall have received an opinion from counsel to CMS Energy dated the Effective Time, subject to assumptions and exceptions customarily included, and in form and substance reasonably satisfactory to CMS Energy and CNG to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and that CMS Energy and CNG will each be a party to that reorganization within the meaning of
Section 368(b) of the IRC.

     (g) Legal Opinions. CMS Energy and CNG shall receive opinions of their respective counsel addressed to the parties and dated the date the Registration Statement becomes effective relating to the Registration Statement and the Proxy Statement and any amendments and supplements thereto (except for the financial statements and notes thereto and other financial statistical and accounting data included in, incorporated by reference in or which should have been included in or incorporated by reference in the Registration Statement or the Proxy Statement as to which they need express no opinion) in substantially the forms agreed to by the parties.

     SECTION 8.2. CONDITIONS TO CMS ENERGY'S OBLIGATIONS. The obligations of CMS Energy to effect the Merger shall be subject to the fulfillment (or waiver by CMS Energy) of the following conditions:

     (a) Representations and Warranties True. Except as otherwise provided in this Section 8.2, (i) the representations and warranties of CNG and the Majority Stockholders contained in Article III shall be true and correct as of the Effective Date as though made at the Effective Date, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CNG and its Subsidiaries taken as a whole or upon the consummation of the transactions contemplated hereby; (ii) CNG and the Majority Stockholders shall have duly performed and complied with all agreements and covenants required by this Agreement to be performed or complied with by them prior to or at the Effective Date, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CNG and its Subsidiaries taken as a whole, or upon the consummation of the transactions contemplated hereby; (iii) none of the events or conditions entitling CMS Energy to terminate this Agreement under Article X shall have occurred and be continuing; and (d) CNG shall have delivered to CMS Energy a certificate dated the Effective Date and signed by its Chief Executive Officer to the effect set forth in subsections 8.2(a)(i) and (ii) and (b).

     (b) Required Consents. Any consent required for the consummation of the Merger under any agreement, contract or license to which CNG is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on CNG and its Subsidiaries taken as a whole or upon the transactions contemplated by this Agreement, shall have been obtained.

     (c) Schedules. CMS Energy shall have received the schedules to the Disclosure Schedule and such schedules shall not reflect any item that was not on such schedules delivered on the date of execution of this Agreement that would have or would be reasonably likely to have, a Material Adverse Effect on CNG and its Subsidiaries taken as a whole or upon the consummation of the transactions contemplated hereby.

     (d) No Material Adverse Effect. Between the date of this Agreement and the Effective Time, no event or circumstances shall have occurred which had a Material Adverse Effect on CNG and its Subsidiaries taken as a whole, and CMS Energy shall have received a certificate signed on behalf of CNG by the Chief Executive Officer of CNG to such effect.

     (e) CNG Outstanding Common Stock. CMS Energy shall have received from CNG's transfer agent, letters dated the Effective Time, after customary review but without audit in form and substance satisfactory to CMS Energy, setting forth, as of the Business Day immediately prior to the Closing Date, the total number of shares of CNG Common Stock outstanding;

     (f) CNG's Legal Opinion. CMS Energy shall have received from counsel to CNG an opinion as to securities and corporate matters in form and substance customary for transactions of this nature and reasonably satisfactory to CMS Energy.

     (g) Approval of Counsel. Counsel for CMS Energy shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to CMS Energy hereunder or that are reasonably requested by such counsel.

     (h) Blue Sky. The sale of the CMS Energy Common Stock resulting from the Merger shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registrations shall not have been suspended or revoked.

     (i) Affiliate Agreement. CNG shall have delivered to CMS Energy not later than ten (10) days after the date of this Agreement the executed agreements from CNG's Affiliates pursuant to Rule 145 in the form attached hereto as Exhibit B.

     (j) No Material Restrictions. None of CNG or any of its Subsidiaries shall be subject to any order or other agreement with any governmental entity restricting the conduct of CNG's and its Subsidiaries' business, prospects and operations, so as to have a Material Adverse Effect thereon.

     (k) Pooling Opinion. CMS Energy shall have received from Arthur Andersen LLP, an opinion, dated the date of the Effective Time, in form and substance satisfactory to CMS Energy, to the effect that the Merger on the terms and conditions contained in this Agreement will be treated for accounting purposes as a pooling of interests; provided, that in the event the pooling opinion referenced herein cannot be issued due to certain actions taken by CMS Energy and through no fault of CNG, then such opinion shall not be a condition to CMS Energy's obligations to effect the Merger as contemplated herein; further provided that in the event CNG and CMS are unable to cause an amendment to the CNG 1997 Stock Plan pursuant to Section 6.13 hereof or, notwithstanding such amendment, the pooling opinion cannot be obtained as a consequence of the terms of or existence of the 1997 Stock Plan, then such opinion shall not be a condition to CMS Energy's obligations to effect the Merger contemplated herein.

     (l) [INTENTIONALLY OMITTED]

     (m) Resignation of Directors. CMS Energy shall have received the resignation of each of the directors of CNG and the directors of each of its Subsidiaries.

     SECTION 8.3. CONDITIONS TO CNG'S OBLIGATIONS. The obligation of CNG to effect the Merger shall be subject to the fulfillment of the following conditions:


     (a) Representations and Warranties True. Except as otherwise provided in this Section 8.3, (i) the representations and warranties of CMS Energy and the Sub contained in Articles IV and V shall each be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CMS Energy or upon the consummation of the transactions contemplated hereby; (ii) CMS Energy and Sub shall have each duly performed and complied in all materials respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on CMS Energy or upon the consummation of the transactions contemplated hereby;
(iii) none of the events or conditions entitling CNG to terminate this Agreement under Article X shall have occurred and be continuing; and (d) CMS Energy shall have delivered to CNG a certificate dated the date of the Effective Time and signed by a duly authorized officer to the effect set forth in subsections 8.3(i)and (ii) and(b).

     (b) Required Consents. Any consent required for the consummation of the Merger under any agreement, contract or license to which CMS Energy is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on CNG or CMS Energy and its Subsidiaries taken as a whole or the transactions contemplated by this Agreement shall have been obtained.

     (c) Approval of Counsel. Counsel for CNG shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to CNG hereunder or reasonably requested by such counsel.

     (d) Fairness Opinion. Prior to the mailing of the Prospectus/Proxy Statement to the shareholders of CNG and at Closing, CNG shall have received an opinion of CIBC Oppenheimer Corp. dated the date of the Prospectus/Proxy Statement, to the effect that, as of such date, the Merger Consideration is fair to CNG's shareholders from a financial point of view.

     (e) No Material Adverse Effect. There shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business, or operating results of CMS Energy and its Subsidiaries taken as a whole, from March 31, 1998 to the Effective Time that results in a Material Adverse Effect as to CMS Energy and its Subsidiaries taken as a whole. CNG shall have received a certificate signed on behalf of CMS Energy by the President or Chief Executive Officer of CMS Energy to such effect.

     (f) CMS Energy's Legal Opinion. CNG shall have received from the general counsel or assistant general counsel to CMS Energy an opinion as to securities and corporate matters in form and substance customary for transactions of this nature and reasonably satisfactory to CNG.

     (g) Blue Sky. The sale of the CNG Common Stock resulting from the Merger shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registrations shall not have been suspended or revoked.

                                   ARTICLE IX

                            INDEMNIFICATION; SURVIVAL

     SECTION 9.1. INDEMNIFICATION BY THE MAJORITY STOCKHOLDERS. From and after the Effective Time, each of the Majority Stockholders shall jointly and severally indemnify and hold harmless CMS Energy, the Surviving Corporation and their subsidiaries, affiliates and successors from and against any and all (a) liabilities, losses, costs or damages ("Loss") and (b) reasonable attorneys', consultants' and accountants' fees and expenses, court costs and all other reasonable out-of-pocket expenses ("Expense") incurred by CMS Energy, the Surviving Corporation and their subsidiaries, affiliates and successors in connection with or arising from any breach of any warranty or the inaccuracy of any representation of CNG or any Majority Stockholder contained in Sections 3.1, 3.2, 3.3, 3.4(a), 3.4(b) and 3.8, as updated in accordance with Section 9.7 hereof, or in any certificate delivered by or on behalf of CNG or any Majority Stockholder pursuant thereto; provided, however, that the Majority Stockholders shall be required to indemnify and hold harmless CMS Energy and the Surviving Corporation under this Section 9.1 with respect to the breach or inaccuracy of any representations or warranties as hereinabove provided only to the extent that the aggregate amount of Loss and Expense referred to above in this Section
9.1 relating thereto exceeds $100,000; and provided further, that the obligation of the Majority Stockholders to indemnify and hold harmless CMS Energy and the Surviving Corporation pursuant to this Section 9.1 shall be limited to the aggregate payment by such Majority Stockholders of an amount equal to $3,100,000, which indemnification obligation shall be satisfied by a return of the number of CMS Common Shares necessary to meet any such obligation and as further deposited in escrow pursuant to an agreement in a form mutually acceptable to the parties; which return and deposit into escrow shall occur within 10 day of issuance of certificates for the CMS Common Shares.

     SECTION 9.2.  [INTENTIONALLY OMITTED]

     SECTION 9.3. NOTICE OF CLAIMS. If CMS Energy (with respect to Section 9.1) believes that any of the persons entitled to indemnification under this Article IX has suffered or incurred any Loss or incurred any Expense, CMS Energy, shall so notify the Majority Stockholder promptly in writing (a "Claim Notice")describing such Loss or Expense, the amount thereof, if known, and the method of computation of such Loss or Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement or any certificate delivered pursuant hereto in respect of which such Loss or Expense shall have occurred; provided, however, CMS Energy must deliver its Claims Notice within the survival period set forth in Section 9.6. In the event CMS Energy fail to deliver a Claim Notice during the survival period set forth in
Section 9.6, CMS Energy shall not thereafter be able to claim indemnification with respect to any matter which has not been made the subject of a Claim Notice during the survival period.

     SECTION 9.4. THIRD PARTY CLAIMS. Subject to the limitations on indemnification set forth in Section 9.1 and 9.6 in the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceeding by a third party, the indemnified persons shall give such notice thereof to the indemnifying party not later than twenty (20) days prior to the time any response to the asserted claim is required, if possible, and in any event within fifteen (15) days following the date such indemnified person has actual knowledge thereof; provided, however, that the omission by such indemnified party to give notice as provided herein shall relieve the indemnifying party of its indemnification obligation under this Article IX only if such omission results in a failure of actual notice to the indemnifying party and then only to the extent that such indemnifying party is materially damaged as a result of such failure to give notice. In the event of any such claim for indemnification resulting from or in connection with a claim or legal proceeding by a third party, the indemnifying party may, at its sole cost and expense, assume the defense thereof; provided, however, that counsel for the indemnifying party, who shall conduct the defense of such claim or legal proceeding, shall be reasonably satisfactory to the indemnified party; and provided, further, that if the defendants in any such actions include both the indemnified persons and the indemnifying party and the indemnified persons shall have reasonably concluded that there may be legal defenses or rights available to them which have not been waived and are in actual or potential conflict with those available to the indemnifying party, the indemnified persons shall have the right to select one law firm reasonably acceptable to the indemnifying party to act as separate counsel, on behalf of such indemnified persons, at the expense of the indemnifying party. Subject to the second proviso of the immediately preceding sentence, if an indemnifying party assumes the defense of any such claim or legal proceeding, such indemnifying party shall not consent to entry of any judgment, or enter into any settlement, that (a) is not subject to full indemnification hereunder, (b) provides for injunctive or other non-monetary relief affecting the indemnified persons or (c) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such indemnified persons of a release from all liability with respect to such claim or legal proceeding, without the prior written consent of the indemnified persons (which consent, in the case of clauses (b) and (c), shall not be unreasonably withheld); provided, however, that subject to the second proviso of the immediately preceding sentence, the indemnified persons may, at their own expense, participate in any such proceeding with the counsel of their choice without any right of control thereof. So long as the indemnifying party is in good faith defending such claim or proceeding, the indemnified persons shall not compromise or settle such claim or proceeding without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld. If the indemnifying party does not assume the defense of any such claim or litigation in accordance with the terms hereof, the indemnified persons may defend against such claim or litigation in such manner as they may deem appropriate, including, without limitation, settling such claim or litigation (after giving prior written notice of the same to the indemnifying party and obtaining the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld) on such terms as the indemnified persons may deem appropriate, and the indemnifying party will promptly indemnify the indemnified persons in accordance with the provisions of this Section 9.4.

     SECTION 9.5.  [INTENTIONALLY OMITTED]

     SECTION 9.6. SURVIVAL OF OBLIGATIONS. All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement; provided, however, that each and every representation and warranty contained in this Agreement, except for those representation and warranties contained in Sections 3.1, 3.2, 3.3, 3.4(a), 3.4(b), 3.8., 4.1, 4.2, 4.3 and 4.4 which shall each survive for the lessor of (i) one year or (ii) the time allowed to satisfy the requirements for pooling-of-interests accounting, shall expire with, and be terminated and extinguished by, the Effective Date and thereafter neither CNG, the Majority Shareholder, CMS Energy or the Sub or their respective directors, officers, employees, agents and representatives shall be under any liability whatsoever with respect to any such representation or warranty contained in this Agreement. This Article IX shall have no effect upon any other obligation of the parties hereto, whether performed before or after the Effective Time; further provided, that the indemnity obligation of Majority Shareholders under this article IX shall be CMS' sole and exclusive remedy for breach of the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4(a), 3.4(b) and 3.8 of this Agreement.

     SECTION 9.7. UPDATE OF THE REPRESENTATIONS AND WARRANTIES. (a) Not later than five (5) days prior to the Effective Date, CNG and/or any Majority Stockholder may deliver a written notice to CMS Energy setting forth any and all facts, conditions, occurrences, changes and other matters, in each case, occurring after the date hereof, that has caused or may cause the representations and warranties of CNG and/or the Majority Stockholders contained herein (including the Schedules to the Disclosure Schedule hereto) not to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification). In the event that any of such facts, conditions, occurrences, changes and other matters shall have caused or will cause, on or prior to the Effective Date, any such representation or warranty not to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) on the Effective Date with the same effect as though made on the Effective Date, CMS Energy may elect to terminate this Agreement pursuant to Section 10.1(b) based on such facts, conditions, occurrences, changes or other matters. If CMS Energy shall nevertheless proceed to consummate the Merger, such facts, conditions, occurrences, changes and other matters so disclosed as to each such representation or warranty of the Majority Stockholders contained herein (including the Schedules) shall be deemed to constitute an exception to such representation or warranty reflecting the facts, conditions, occurrences, changes and other matters so disclosed with the same effect as if such exception had been made in such representation or warranty as of the date hereof in this Agreement to the extent, but only to the extent, of such disclosure.

     (b) Not later than five (5) days prior to the Effective Date, CMS Energy may deliver a written notice to CNG, the Majority Stockholders setting forth any and all facts, conditions, occurrences, changes and other matters, in each case, occurring after the date hereof, that has caused or may cause the representations and warranties of CMS Energy contained herein (including the Schedules to the Disclosure Schedules hereto) not to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification). In the event that any of such facts, conditions, occurrences, changes and other matters shall have caused or will cause, on or prior to the Effective Date, any such representation or warranty not to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) on the Effective Date with the same effect as though made on the Effective Date, CNG may elect to terminate this Agreement pursuant to Section 10.1(c) based on such facts, conditions, occurrences, changes or other matters. If CNG shall nevertheless proceed to consummate the Merger, such facts, conditions, occurrences, changes or other matters so disclosed as to each such representation or warranty of CMS Energy contained herein (including the Schedules) shall be deemed to constitute an exception to such representation or warranty reflecting the facts, conditions, occurrences, changes and other matters so disclosed with the same effect as if such exception had been made in such representation or warranty as of the date hereof in this Agreement to the extent, but only to the extent, of such disclosure.


                                    ARTICLE X

                                   TERMINATION

     SECTION 10.1. TERMINATION. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Effective Time:

     (a) by the mutual consent of CMS Energy and CNG;

     (b) by CMS Energy upon any material breach by CNG or any Majority Stockholder of any of the covenants contained in Article VI or VII or Section 11.1;

     (c) by CNG upon any material breach by CMS Energy or Sub of any of the covenants contained in Article VI or VII or Section 11.1;

     (d) by CMS Energy if any of the conditions to CMS Energy's obligations specified in Article VIII have not been met in all material respects or waived by CMS Energy at such time as such condition can no longer be satisfied;

     (e) by CNG if any of the conditions to CNG's obligations specified in
Article VIII has not been met in all material respects or waived by CNG and the Majority Stockholders, as applicable, at such time as such condition can no longer be satisfied;

     (f) by CMS Energy or CNG if the Merger shall not have been consummated on or before October 31, 1998; provided, that the parties agree to extend such time period for a reasonable period of time in the event the Registration Statement did not become effective in a time frame so as to allow the CNG Stockholders' meeting to occur prior to October 31, 1998; or

     (g) By CNG if it shall receive any Acquisition Proposal after the date hereof from a third party or parties and the Board of Directors of CNG shall have received a written opinion from independent legal counsel to the effect that, and the Board of Directors shall have determined in good faith in the exercise of its fiduciary duties that, CNG is legally required to pursue such Acquisition Proposal.

     SECTION 10.2. EFFECT OF TERMINATION. Except to the extent provided in
Section 10.3, in the event that this Agreement shall be terminated pursuant to
Section 10.1, all further obligations of the parties under this Agreement (other than this Section and Sections 6.4. 6.12, 7.2. 10.3. 11.1, 11.2 and 11.12) shall terminate without further liability of any party to the others; provide , however, that nothing herein shall relieve any party from liability for its breach of this Agreement during its effectiveness.

     SECTION 10.3. EFFECT OF TERMINATION AND ABANDONMENT. CNG agrees that if this Agreement is terminated pursuant to: (a) Section 10.1(b) and (i) such termination is the result of a wilful breach of any covenant or agreement of CNG contained herein, (ii) CNG shall have had contacts or entered into negotiations relating to an Acquisition Proposal, in any such case at any time within the period commencing on the date of this Agreement through the date of termination of this Agreement, and (iii) within ten months after the date of termination of this Agreement, and with respect to any person or group with whom the contacts or negotiations referred to in clause (ii) have occurred, a Business Combination (as defined below) shall have occurred or CNG shall have entered into a definitive agreement providing for a Business Combination; or (b) Section 10. 1(d) or 10.1(e) because this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of CNG at the CNG stockholders meeting and at the time of such meeting there shall exist an Acquisition Proposal; or (c) Section 10.1 (2) and at the time of the withdrawal, modification or change (or resolution to do so) of its recommendation by the Board of Directors of CNG, there shall exist an Acquisition Proposal; then CNG shall pay to CMS Energy an amount equal to $3 Million which amount is inclusive of all of CMS Energy's Acquisition Expenses, and is CMS' sole and exclusive remedy as against CNG for termination under this
Section 10.3.

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
     (b) Any payment required to be made pursuant to Section 10.3(a) of this Agreement shall be made as promptly as practicable but not later than three business days after termination of this Agreement, and shall be made by wire transfer of immediately available funds to an account designated by CMS Energy;

     (c) For purposes of this Section 10.3, the term "Business Combination" means (i) a merger, consolidation, share exchange, business combination or similar transaction involving CNG, (ii) a sale, lease, exchange, transfer or other disposition of 35% or more of the assets of CNG and the Subsidiaries, taken as a whole, in a single transaction or a series of the transactions, or
(iii) the acquisition, by a person (other than CMS Energy or any affiliate thereof) or group (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 35% or more of the CNG Common Stock whether by tender or exchange offer or otherwise.

                                   ARTICLE X1

                                OTHER PROVISIONS

     SECTION 11.1. CONFIDENTIAL NATURE OF INFORMATION. (a) All information about CNG furnished by CNG, the Majority Shareholders and their affiliates, and by their respective directors, officer, members, managers, partners, employees and agents (all such affiliates and other persons are collectively referred to herein as "representatives"), whether furnished to CMS Energy or to CMS Energy's representatives before or after the date hereof and regardless of the manner in which it is furnished, is referred to in this Section 11.1 as "Proprietary Information". For purposes of this Section 11.1, Proprietary Information (a) shall include all documents which are prepared by CMS Energy and CMS Energy's representatives, including all correspondence, memoranda, notes, summaries, analysis, studies, models, extracts of and documents and records reflecting, based on or derived from Proprietary Information as well as all copies and other reproductions thereof, whether in writing or stored or maintained in or by electronic, magnetic or other means, media or devices (all such documents and writings which are prepared by CMS Energy or CMS Energy's representatives are sometimes referred to herein as "Evaluation Documents") and (b) shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by CMS Energy or CMS Energy's representatives, (ii) was available to CMS Energy on a nonconfidential basis prior to its disclosure by CNG or its representatives or (iii) becomes available to CMS Energy on a nonconfidential basis from a person other than CNG or its representatives who is not otherwise bound by a confidentiality agreement with CNG or its representatives, or is otherwise prohibited from transmitting the information to CMS Energy.

     (b) CMS Energy agrees that (i) CMS Energy and CMS Energy's representatives will keep all Proprietary Information confidential and not disclose or reveal any Proprietary Information to any person other than those of CMS Energy's representatives who are actively and directly participating in the evaluation of the Merger or who otherwise need to know the Proprietary Information for the purpose of evaluating the Merger and to cause those persons to observe the terms of this Agreement, (ii) CMS Energy and CMS Energy's representatives will not use the Proprietary Information for any purpose other than in connection with the consummation of the Merger in a manner which CNG has approved and (iii) CMS Energy and CMS Energy's representatives will not, without CNG's prior written consent, disclose to any person (other than to CMS Energy's representatives actively and directly participating in the Merger) any information about the Merger, or the terms, conditions or other facts relating thereto, including the fact that discussions are taking place with respect thereto or the status thereof, or the fact that the Proprietary Information has been made available to CMS Energy. CMS Energy will be

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




responsible for any breach of the terms hereunder by CMS Energy or CMS Energy's representatives.

     (c) In the event that CMS Energy or any of CMS Energy's representatives is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Proprietary Information or any other information concerning CNG or the Merger (including any facts or information referred to in paragraph (b)(3) above), CMS Energy agree that CMS Energy will provide CNG with prompt notice of such request(s) or the receipt(s) of legal process to enable CNG to seek an appropriate protective order, to consult with CMS Energy with respect to CNG or CMS Energy taking steps to resist or narrow the scope of such request or process and/or to waive compliance in whole or in part with CMS Energy's agreement to maintain the confidentiality of the Proprietary Information. If and to the extent that after the foregoing notice, in the absence of a protective order or receipt of a waiver under this Agreement, CMS Energy or CMS Energy's representatives are, in the written opinion of CMS Energy's counsel, compelled to disclose Proprietary Information or other information concerning CNG or the Merger (including any facts or information referred to in paragraph (b)(3) above) or risk being liable for contempt or suffer censure or penalty or violate applicable laws or regulation, CMS Energy and CMS Energy's representatives may disclose such Proprietary Information or other information without liability to CNG under this Agreement.

     (d) If this Agreement is terminated, CMS Energy agrees that it will, upon CNG's request, promptly deliver to CNG all of the Proprietary Information, as more completely described above, in CMS Energy's possession or control or in the possession or control of any of CMS Energy's representatives. CMS Energy may, however, destroy such of the Proprietary Information as constitutes Evaluation Documents in CMS Energy's and CMS Energy's representative's possession or control, whether prepared by CMS Energy or CMS Energy's representatives, in which case CMS Energy will do so promptly and, if requested by CNG, will provide a written statement by an officer of CMS Energy's organization familiar with CMS Energy's consideration of the Merger certifying that all such Evaluation Documents, including all copies thereof, have been destroyed.

     (e) In consideration of CMS Energy's receipt of the Proprietary Information and except as otherwise provided in this Agreement, CMS Energy hereby agrees that for a period of two (2) years from the date hereof neither CMS Energy, nor CMS Energy's affiliates, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will (and CMS Energy and they will not assist or encourage others to), directly or indirectly, unless specifically requested in writing to do so in advance or consented prior thereto in writing by CNG:

         (1) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership as defined in Rule l3d-3 of the Exchange Act) of any of CNG's assets or business or any of its subsidiaries or any securities issued by CNG or any of its subsidiaries, or any rights or options to acquire such ownership (including from a third party); or

         (2) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined in Regulation 14A of the Exchange Act) to vote or seek to advise or influence in any matter whatsoever any person or entity with respect to the voting or any securities of CNG or any of its subsidiaries; or

         (3) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of CNG or any of its subsidiaries; or

         (4) arrange, or in any way participate in, any financing for the purchase of any voting securities or securities convertible or exchangeable into or exercisable for any voting securities or assets of CNG or any of its subsidiaries; or

         (5) otherwise act, whether alone or in concert with others, to seek to propose to CNG or any of its stockholders any merger, business combination, restructuring, recapitalization or similar transaction to or with CNG or any of its subsidiaries or otherwise seek or propose to influence or control CNG's management or policies; or

         (6) seek to negotiate or influence the terms and conditions of employment of key employees of CNG or any of its subsidiaries or any agreement of collective bargaining with employees of CNG or any of its subsidiaries; or

         (7) enter into any discussions, negotiations, arrangements or understandings with or advise, or assist any third party with respect to any of the foregoing.

         CMS Energy will promptly advise CNG of any inquiry or proposal made to CMS Energy with respect to any of the foregoing.

     (f) Without prejudice to the rights and remedies otherwise available to CNG, CMS Energy agrees that CNG shall be entitled to equitable relief by way of injunction if CMS Energy or any of CMS Energy's representatives breach or threaten to breach any of the provisions of this Agreement. It is understood that any failure or delay by CNG in exercising any right, power or privilege hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof.

     SECTION 11.2. FEES AND EXPENSES. Except as otherwise provided in this Agreement, each of the parties hereto shall bear its own costs and expenses (including, without limitation, fees and disbursements of its counsel, accountants and other financial, legal, accounting or other advisors), incurred by it or its affiliates in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and each of the other documents and instruments executed in connection with or contemplated by this Agreement, and the consummation of the transactions contemplated hereby and thereby (collectively "Acquisition Expenses").

     SECTION 11.3. NOTICES. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or by overnight mail, or four (4) days after being mailed (by registered mail, return receipt requested) to a party at the following address (or to such other address as such party may have specified by notice given to the other parties pursuant to this provision):

         If to CMS Energy to:

         CMS Energy Corporation
         Fairlane Plaza South, Suite 1100
         330 Town Center Drive
         Dearborn, Michigan 48126
         Attention: Corporate Secretary
         with a copy to:

         Rodger A. Kershner
         CMS Energy Corporation
         Fairlane Plaza South, Suite 1100
         330 Town Center Drive
         Dearborn, Michigan 48126

         If to Sub to:

         CMS Merging Corporation
         c/o CMS Energy Corporation
         Fairlane Plaza South, Suite 1100
         330 Town Center Drive
         Dearborn, Michigan 48126
         Attention: Corporate Secretary

         with a copy to:

         Rodger A. Kershner
         CMS Energy Corporation
         Fairlane Plaza South, Suite 1100
         330 Town Center Drive
         Dearborn, Michigan 48126

         If to CNG to:

         Continental Natural Gas, Inc.
         1437 S. Boulder, Suite 1250
         Tulsa, Oklahoma 74119
         Attention: Gary C. Adams

         with a copy to:

         Gerald R. Shrader
         1437 S. Boulder, Suite 1250
         Tulsa, Oklahoma 74119

         If to the Majority Stockholders to the
         Majority Stockholders' Representative as follows:

         Cottonwood Partnership
         1437 S. Boulder, Suite 1250
         Tulsa, Oklahoma 74119
         Attention: Gary C. Adams

     SECTION 11.4. DEFINITIONS. For purposes of this Agreement:

     (a) an "affiliate" of any person means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

     (b) an "associate" of any person means (i) a corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of a class of equity securities, (ii) any trust or other estate in which such person has substantial beneficial interest or as to which such person serves as trustee or in a similar capacity and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the person or any of its parents or subsidiaries.

     (c) "Best Knowledge" shall mean that any such representations, warranties and other statements made by a party to this Agreement is made to the best of the actual knowledge and belief, after due inquiry, of the officers of the party making such statement.

     (d) "Market Conditions" means fluctuation in the price of natural gas and natural gas liquids or other general economic market conditions (including conditions in the overall natural gas, natural gas liquids and securities markets) outside the control of CNG that affect the United States economy, stock and bond markets or the energy industry (or segment thereof) generally, but not specifically CNG.

     (e) "Material Adverse Change" or "Material Adverse Effect" means any change or effect (or any development that, insofar as can reasonably be foreseen, would result in any change or effect) that is materially adverse to the business, properties, operations, assets, condition (financial or otherwise) or results of operations of the applicable person or persons; provided, however, that no Material Adverse Change or Effect shall occur or shall be deemed to occur as a result of a change in Market Conditions or any change, event, circumstance or occurrence permitted in this Agreement (or in any Schedule hereto).

     (f) "Permitted Encumbrances" shall mean (i) liens for taxes, assessments and similar governmental charges incurred or payable by CNG or its Subsidiaries that are not delinquent or, if delinquent, that are being contested in good faith by CNG and for which adequate reserves have been established by CNG and reflected on the Statement of Income and/or the Balance Sheet (and taken into account in determining CNG Consolidated Net Working Capital); (ii) liens and encumbrances securing CNG Debt; (iii) liens and encumbrances that shall be released at or prior to the Effective Time at no cost to CNG; (iv) easements, servitudes, rights-of-way and other similar rights relating to the Leases that do not materially interfere with the use of the Leases; and (v) rights reserved to or vested in any municipality or to governmental, statutory or public authority to control or regulate any of the Interest in any manner, and all applicable laws, rules and orders of governmental authorities.

     (g) "person" means an individual, corporation, partnership, association, trust, unincorporated organization or other entity.

     SECTION 11.5. PARTIAL INVALIDITY. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

     SECTION 11.6. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors or assigns.

     SECTION 11.7. EXECUTION IN COUNTERPART. This Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when CMS Energy, Sub, CNG and the Majority Stockholders shall have each executed one counterpart.

     SECTION 11.8. TITLES AND HEADINGS. Titles and headings to Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     SECTION 11.9. SCHEDULES AND EXHIBITS. The Schedules, Exhibits, Disclosure Schedule and CMS Option Agreement referred to in this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

     SECTION 11.10. ENTIRE AGREEMENT/NO THIRD PARTY RIGHTS/ ASSIGNMENT. This Agreement (including the Schedules to the Disclosure Schedule, Exhibits, documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the par-ties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; and (c) shall not be assigned by a party, by operation of law or otherwise, without the consent of the other parties. successors and assigns.

     SECTION 11.11. INDEPENDENT INVESTIGATION AND SCOPE OF REPRESENTATIONS. CMS Energy acknowledges and confirms that (i) in making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied on the representations, warranties, covenants and agreements of CNG and the Majority Stockholder set forth in the Agreement (including the exhibits and schedules) and on no other representations, warranties, covenants and agreements, and (ii) it has made its own independent investigation, analysis and evaluation of CNG's properties (including CMS Energy's own estimate and appraisal of the extent and value of CNG's pipelines and contracts), business, financial condition, operations and prospects. Except to the extent expressly set forth in this Agreement, including Section 3.35, no party makes any representation or warranty whatsoever. Without limiting the generality of the foregoing, except as set forth in Article III, NO REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, ARE MADE WITH RESPECT TO THE MERCHANTABILITY, USEFULNESS OR SUITABILITY FOR ANY PURPOSE OF ANY PERSONAL PROPERTY OF CNG OR ITS SUBSIDIARIES, INCLUDING WITHOUT LIMITATION (a) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, (b) ANY RIGHTS OF CMS ENERGY UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION, (c) THE QUALITY OF THE LABOR OR MATERIALS INCLUDED IN THE PROPERTIES OR ASSETS, INCLUDING ANY LATENT OR PATENT DEFECTS; (d) ANY FEATURES OR CONDITIONS, INCLUDING ANY LATENT OR PATENT DEFECTS, AT OR WHICH AFFECT THE PROPERTIES OR ASSETS WITH RESPECT TO ANY PARTICULAR PURPOSE, USE, POTENTIAL OR OTHERWISE; (e) THE SIZE, SHAPE, CONFIGURATION, CAPACITY, QUANTITY, QUALITY, CASH FLOW, EXPENSES, VALUE, MAKE, MODEL OR CONDITION OF THE PROPERTIES OR ASSETS; (f) ALL EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES CREATED BY

ANY AFFIRMATION OF FACT OR PROMISE OR BY ANY DESCRIPTION OF THE PROPERTIES OR ASSETS; (g) ANY ENVIRONMENTAL, STRUCTURAL OR OTHER CONDITION OR HAZARD OR THE ABSENCE THEREOF HERETOFORE, NOW, OR HEREAFTER AFFECTING IN ANY MANNER ANY OF THE PROPERTIES OR ASSETS; (h) ALL OTHER EXPRESS OR IMPLIED WARRANTIES AND REPRESENTATIONS BY CNG WHATSOEVER, AND (i) ANY CLAIM FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, WITH RESPECT TO SUCH REAL OR PERSONAL PROPERTY, IT BEING UNDERSTOOD THAT, EXCEPT AS AFORESAID, SUCH PERSONAL PROPERTY SHALL EXIST IN ITS PRESENT CONDITION AND STATE OF REPAIR, "AS IS" AND "WHERE IS," WITH ALL FAULTS.

     SECTION 11.12. GOVERNING LAW; ARBITRATION. (a) This Agreement, and the application or interpretation thereof, shall be governed by its terms and by the internal laws of the State of Michigan, without regard to principles of conflicts of laws as applied in the State of Michigan or any other jurisdiction which, if applied, would result in the application of any laws other than the internal laws of the State of Michigan except to the extent that the OGCA governs aspects of the Merger.

     (b) Any action, dispute, claim or controversy arising under, out of, in connection with, or relating to, this Agreement, or any amendment hereof, or the breach hereof (a "Dispute"), shall be determined and settled by binding arbitration in Chicago, Illinois, by a person or persons mutually agreed upon, or in the event of a disagreement as to the selection of the arbitrator or arbitrators, in accordance with the rules of the American Arbitration Association ("AAA"). Any award rendered therein shall specify the findings of fact of the arbitrator or arbitrators and the reasons for such award, with the reference to and reliance on relevant law. Any such award shall be final and binding on each and all of the parties thereto and their personal representatives, and judgment may be entered thereon in any court having jurisdiction thereof. Any party may, by summary proceedings, bring an action in court to compel arbitration of any Dispute. Any arbitration hereunder shall be administered by the AAA in accordance with the terms of this Section 11.12, the Commercial Arbitration Rules of the AAA, and, to the maximum extent applicable, the Federal Arbitration Act. Each party agrees to keep all Disputes and arbitration proceedings strictly confidential except for disclosure of information required by applicable law.

     SECTION 11.13. NO THIRD-PARTY BENEFICIARIEs. Except for Section 7.2 and
Article X, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties hereto and successors and assigns permitted by Section 11.6 any right, remedy or claim under or by reason of this Agreement (but excluding for the purpose of this provision the Exhibits and Schedules).

     SECTION 11.14. INTERPRETATION. Except as expressly stated otherwise, any reference herein to "he," "she" or "it", or comparable terms, with respect to any person or entity shall mean and include references to any or all of the same as applicable whether or not so stated and regardless of gender, and any reference herein to "this Agreement," "herein," "hereof," "hereby,"
"hereunder," or comparable terms shall mean and include references to this Agreement and the Schedules and Exhibits to this Agreement.

     SECTION 11.15. GUARANTEE. CMS Energy guarantees all of the obligations of the Sub under this Agreement.

     SECTION 11.16. [INTENTIONALLY OMITTED]

     SECTION 11.17. TIME OF ESSENCE. Time is of the essence in the performance of the obligations stated herein.

     SECTION 11.18. ATTORNEYS FEES. If any action at law, in arbitration or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys fees from the other party, which fees may be set by the court or the arbitrators in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.

     SECTION 11.19. AMENDMENT. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of CNG, CMS Energy and the Sub at any time before or after adoption of this Agreement by the shareholders of CNG but, after any submission of this Agreement to such shareholders for approval, no amendment shall be made which reduces the Merger consideration or which materially and adversely affects the rights of CNG's shareholders hereunder without any required approval of such shareholders. This Agreement may not be amended except by an instrument signed on behalf of all the parties.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto or by their duly authorized officers, all as of the date first above written.

                          CMS ENERGY CORPORATION,
                          a Michigan corporation

                          By: /s/ Victor J. Fryling
                              ----------------------------
                          Name: Victor J. Fryling
                          Title: President & CEO

                          CMS MERGING CORPORATION,
                          a Michigan corporation

                          By: /s/ William J. Haener
                              ----------------------------
                          Name: William J. Haener
                          Title: President & CEO

                          CONTINENTAL NATURAL GAS, INC.,
                          an Oklahoma corporation

                          By: /s/ Gray C. Adams
                              ----------------------------
                          Name: Gary C. Adams
                          Title: President

                          ADAMS AFFILIATES, INC.,
                          an Oklahoma corporation

                          By: /s/ Gary C. Adams
                              ----------------------------
                          Name: Gary C. Adams
                          Title: Chairman of the Board

                          COTTONWOOD PARTNERSHIP,
                          an Oklahoma general partnership

                          By: /s/ Gary C. Adams
                              ----------------------------
                          Name: Gary C. Adams
                          Title: President

                                    ANNEX B

TITLE 18, OKLAHOMA STATUTES [CORPORATIONS]

CHAPTER 22. - OKLAHOMA GENERAL CORPORATION ACT

Section 1091. APPRAISAL RIGHTS.

   A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of his shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

   B. 1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Sections 1081, 1082, 1086, 1087, or 1091.1 of this title or
      Section 12 of this act.

        2. a. No appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

                (1) listed on a national securities exchange; or

                (2) held of record by more than two thousand shareholders.

             b. In addition, no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

        3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Sections 1081, 1082, 1086 or 1087 of this title to accept for such stock anything except:

             a. shares of stock of the corporation surviving or resulting from such merger or consolidation; or

             b. shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than two thousand shareholders; or

             c. cash in lieu of fractional shares of the corporations described in subparagraphs a and b of this paragraph; or

            d. any combination of the shares of stock and cash in lieu of the fractional shares described in subparagraphs a, b and c of this paragraph.

        4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

   C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

   D.   Appraisal rights shall be perfected as follows:

        1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to such appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. Such demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten
        (10) days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

        2. If the merger or consolidation was approved pursuant to the provisions of Section 1073 or 1083 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within ten (10) days thereafter, shall notify each of the shareholders entitled to appraisal rights of the effective date of the mergeror consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the shareholder at the address of the shareholder as it appears on the records of the corporation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the shares of the shareholder. Such demand will be sufficient if it reasonably informs the corporation of theidentity of the shareholder and that the shareholder intends to demand the appraisal of the shares of the shareholder.

   E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders. Provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty
(120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the shareholder within ten (10) days after the shareholder's written request for such a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

   Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after such service, shall file in the office of the court clerk of the district court in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one
(1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City. Oklahoma, or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

   G. At the hearing on such petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the court may dismiss the proceedings as to such shareholder.

   H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if such is required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

   I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any other state.

   J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

   K. From and after the effective date of the merger or consolidation, no shareholder who has demanded the appraisal rights of the shareholder as provided for in subsection D of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if such shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection is of this section or thereafter with the written approval of the corporation, then the right of such shareholder to an appraisal shall cease. Provided, however, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

   L. The shares of the surviving or resulting corporation into which the shares of such objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    ANNEX C

September 10, 1998


PERSONAL AND CONFIDENTIAL

The Board of Directors
Continental Natural Gas, Inc.
1437 South Boulder, Suite 1250
Tulsa, Oklahoma 74119

Gentlemen:

   You have requested CIBC Oppenheimer Corp. ("CIBC Oppenheimer") to render an opinion (the "Opinion") as to the fairness to the holders of the Common Stock, par value $0.01 per share (the "CNG Shares"), of Continental Natural Gas, Inc. ("CNG" or the "Company"), from a financial point of view, of the Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger dated as of July 31, 1998 (the "Merger Agreement"), by and among CMS Energy Corporation ("CMS Energy"), CMS Merging Corporation, a wholly-owned subsidiary of CMS Energy, CNG, Adams Affiliates, Inc. and Cottonwood Partnership. The Merger Agreement provides that each issued and outstanding CNG Share will be converted into the right to receive the number of shares of CMS Energy Common Stock, par value $0.01 per share (the "CMS Energy Shares"), equal to the quotient of (i) $10.00 (ten dollars) divided by (ii) the average of the per share Daily Prices (as defined in the Merger Agreement) on the New York Stock Exchange, Inc. of CMS Energy Shares as reported in the New York Stock Exchange, Inc. Composite Transactions during the ten (10) consecutive trading days ending on the fifth trading day prior to the Effective Time (as defined in the Merger Agreement) of the Merger (as defined in the Merger Agreement) (the "Merger Consideration").

   In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning its business, operations and prospects. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other data that were provided to us by CNG's senior management. We reviewed the Merger Consideration and related financial terms set forth in the Merger Agreement in relation to, among other things, the current and historic market prices and related trading volumes of the CNG Shares, the Company's historic and projected earnings and cash flow and the Company's capitalization and financial condition. We also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that we considered comparable to the Merger set forth in the Merger Agreement and we analyzed certain financial stock market and other publicly available information relative to the business of other companies whose operations we considered comparable to those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic, market and other criteria as we deemed necessary to arrive at the Opinion.

   In rendering our Opinion, we have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all financial and other information available to us from public sources and provided to us by CNG and its representatives including, but not limited to (i) CNG's Form 10-K for the year ended December 31, 1997, Form 10-Q for the quarter ended March 31, 1998, Prospectus dated July 31, 1997, draft balance sheet as of June 30, 1998 and financial and operating forecasts and (ii) CMS Energy's Form 10-K for the year ended December 31, 1997 and Form 10-Q for the quarter ended March 31, 1998. With respect to financial forecasts and other information so provided or otherwise discussed with us by CNG, we assumed, with the consent of CNG's Board of Directors, that such forecasts and other information were reasonably prepared to reflect the best currently available estimates and good faith judgments of CNG's management as to CNG's expected future financial performance. We have not been provided with, nor have we made any independent evaluations or appraisals of, CNG's assets or liabilities (contingent or otherwise). In addition, we have not made a physical inspection of all of CNG's properties or other assets. Our Opinion is necessarily based upon financial, economic, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof and changes in such conditions and circumstances would require re-evaluation of this Opinion. We disclaim any obligations to update, revise or reaffirm this Opinion.

   CIBC Oppenheimer, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities and private placements. CIBC Oppenheimer has provided certain investment banking and financial advisory services to CNG from time to time, including acting as Lead-Manager of CNG's initial public offering in July 1997. CIBC Oppenheimer has been engaged to render financial advisory services to CNG in connection with the activities leading up to the offer of the Merger Consideration as set forth in the Merger Agreement. We will receive fees for such services including a fee if the Merger is completed and a fee for the delivery of this Opinion. CIBC Oppenheimer is being indemnified with respect to certain matters by CNG. In addition, CIBC Oppenheimer has provided certain investment banking and financial advisory services to CMS Energy from time to time and may provide certain investment banking and financial advisory services in the future. William H. Bauch is an officer of CIBC Oppenheimer and a Director of CNG. In the ordinary course of our business, we and our affiliates may actively trade the securities of CNG and CMS Energy (collectively, the "Securities"), for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in the Securities.

   Our advisory services and the Opinion expressed herein are provided for the use of CNG's Board of Directors in its evaluation of the Merger Agreement, and are not intended to confer rights or remedies upon any stockholder of the Company. The Opinion may not be published or otherwise used or referred to, in whole or in part, nor shall any public reference to CIBC Oppenheimer be made without our prior written consent; provided that this Opinion may be included in its entirety in any filing made by CNG or CMS Energy with the Securities and Exchange Commission with respect to the Merger contemplated by the Merger Agreement and the transactions related thereto. This Opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger contemplated by the Merger Agreement.

   Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the CNG Shares, pursuant to the Merger Agreement, is fair from a financial point of view to the holders of the CNG Shares.

                                        Very truly yours,

                                        CIBC OPPENHEIMER CORP.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following resolution was adopted by the Board of Directors of CMS Energy on May 6, 1987:

RESOLVED: That effective March 1, 1987 the Corporation shall indemnify to the full extent permitted by law every person (including the estate, heirs and legal representatives of such person in the event of the decease, incompetency, insolvency or bankruptcy of such person) who is or was a director, officer, partner, trustee, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability, costs, expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement, incurred by or imposed upon the person in connection with or resulting from any claim or any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative, investigative or of whatever nature, arising from the person's service or capacity as, or by reason of the fact that the person is or was, a director, officer, partner, trustee, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such right of indemnification shall not be deemed exclusive of any other rights to which the person may be entitled under statute, bylaw, agreement, vote of shareholders or otherwise.

CMS Energy's Bylaws provide:

The Corporation may purchase and maintain liability insurance, to the full extent permitted by law, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity.

Article VIII of CMS Energy's Articles of Incorporation provides:

A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director except (I) for a breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551 (I) of the Michigan Business Corporation Act, and (iv) any action from which the director derived an improper personal benefit. No amendment to or repeal of this Article VIII, and no modification to its provisions by law, shall apply to, or have any effect upon, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or modification.

Article IX of CMS Energy's Articles of Incorporation provides:

Each director and each officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the defense of any proceeding in which he or she was or is a party or is threatened to be made a party by reason of being or having been a director or an officer of the Corporation. Such right of indemnification is not exclusive of any other rights to which such director or officer may be entitled under any now or thereafter existing statute, any other provision of these Articles, bylaw, agreement, vote of shareholders or otherwise. If the Business Corporation Act of the State of

Michigan is amended after approval by the shareholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Act of the State of Michigan, as so amended. Any repeal or modification of this Article IX by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Sections 561 through 571 of the Michigan Business Corporation act provides CMS Energy with the power to indemnify directors, officers, employees and agents against certain expenses and payments, and to purchase and maintain insurance on behalf of directors, officers, employees and agents.

Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of CMS Energy or of CMS Energy's subsidiaries and CMS Energy's officers and directors are indemnified against such losses by reason of their being or having been directors of officers or another corporation, partnership, joint venture, trust or other enterprise at CMS Energy's request. In addition, CMS Energy has indemnified each of its present directors by contracts that contain affirmative provisions essentially similar to those in sections 561 through 571 of the Michigan Business Corporation Act cited above.

Item 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


Exhibit No.             Description
-----------             -----------
2         -     Agreement and Plan of Merger, dated as of July 31, 1998, among
                CMS Energy, CMS Merging Corporation, Continental Natural Gas,
                Inc., Adams Affiliates, Inc., and Cottonwood Partnership.
                (Included as Annex A to the Proxy Statement/Prospectus which forms a part of this Registration Statement).

*3(a)     -     Restated Articles of Incorporation of CMS Energy dated March 25,
                1994. (Designated in CMS Energy's Form S-4 Registration
                Statement dated June 6, 1995, File No. 33-60007, as Exhibit
                3(i).)

*3(b)     -     Certificate of Amendment to the Restated Articles of
                Incorporation of CMS Energy dated March 10, 1997. (Designated in
w                CMS Energy's Form 10-K for the year ended December 31, 1996,
                File No. 1-5611, as Exhibit 3(c).)

*3(c)     -     By-Laws of CMS Energy. (Designated in CMS Energy's Form 10-K for
                the year ended December 31, 1994, File No. 1-9513, as Exhibit
                3(c).)

*4(a)     -     Indenture dated as of September 15, 1992 between CMS Energy and
                NBD Bank, as Trustee. (Designated in CMS Energy's Form S-3
                Registration Statement filed May 1, 1992, File No. 33-47629, as
                Exhibit (4)(a).)

                First Supplemental Indenture dated as of October 1, 1992 between CMS Energy and NBD Bank, as Trustee. (Designated in
                CMS Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit (4).)


                Second Supplemental Indenture dated as of October 1, 1992 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as
                Exhibit 4(a).)

                Third Supplemental Indenture dated as of May 6, 1997 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS Energy's Form 10-Q for the quarter ended March 31, 1997, File No. 1-9513, as Exhibit (4).)

                Fourth Supplemental Indenture dated as of September 26, 1997 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS Energy's form S-3 Registration Statement filed October 6, 1997, File No. 333-37241, as Exhibit (4)(a).)

                Fifth Supplemental Indenture dated as of November 4, 1997 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS Energy's Form 10-Q for the quarter ended September 30, 1997, File No. 1-9513, as Exhibit (4)(b).)

                Sixth Supplemental Indenture dated as of January 1, 1998 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS Energy's Form 10-K for the year ended December 3 1, 1997, File No. 1-9513, as Exhibit (4)(a).)

*4(b)     -     Indenture dated as of January 15, 1994 between CMS Energy
                and The Chase Manhattan Bank, as Trustee. (Designated in CMS
                Energy's Form 8-K dated March 29. 1994, File No. 1-9513. as
                Exhibit (4)(a).)

                First Supplemental Indenture dated as of January 20, 1994 between CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 8-K dated March 29, 1994, File No. 1-9513, as Exhibit (4)(b).)


                Second Supplemental Indenture dated as of March 19, 1996 between CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 10-Q for the quarter ended March 31, 1996, File No. 1-9513, as Exhibit (4).)


                Third Supplemental Indenture dated as of March 17, 1997 between CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 8-K dated May 1, 1997, File No. 1-9513, as Exhibit (4)(a)(iv).)


                Fourth Supplemental Indenture dated as of September 17, 1997 between CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form S-3 Registration Statement filed September 22, 1997, File No. 333-36115, as Exhibit
                (4)(d).)


 4(c)      -    Fifth Supplemental Indenture dated as of August 26, 1998
                between CMS Energy and The Chase Manhattan Bank, as Trustee.

*4(d)      -    Indenture dated as of June 1, 1997 between CMS Energy and The
                Bank of New York, as Trustee. (Designated in CMS Energy's Form
                8-K dated July 1. 1997, File No. 1-9513, as Exhibit (4)(a).)


                First Supplemental Indenture dated as of June 20, 1997 between
                CMS Energy and The Bank of New York, as Trustee. (Designated in
                CMS Energy's Form 8-K dated July 1, 1997, File No. 1-9513 as
                Exhibit (4)(b).)

*4(e)     -     Credit Agreement dated as of July 21, 1997, among CMS Energy, the Banks, the Administrative Agent, the Collateral Agent, the
                Documentation Agent, the Syndication Agent, the Co-Agents and
                the Lead Manager, all as defined therein, and the Exhibits thereto. (Designated in CMS Energy's Form 10-Q for the quarter ended June 30, 1997, File No. 1-9513, as Exhibit (4).)

4(f)      -     Amendment No. 1 dated January 30, 1998 to Credit Agreement dated as of July 21, 1997, among CMS Energy, the Banks, the
                Administrative Agent, the Collateral Agent, the Documentation
                Agent, the Syndication Agent, the Co-Agents and the Lead
                Manager, all as defined therein, and the Exhibits thereto.

*4(g)     -     Form of Exchange Note. (Designated in CMS Energy's Form 10-Q for
                the quarter ended September 30, 1997, File No. 1-9513, as
                Exhibit (4)(b).)

*4(h)     -     Registration Rights Agreement dated as of November 7, 1997 by and among CMS Energy and Donaldson, Lufkin & Jenrette Securities
                Corporation, Chase Securities Inc., CIBC Oppenheimer Corp.,
                Morgan Stanley & Co. Incorporated, and Salomon Brothers Inc.
                (Designated in CMS Energy's Form S-4 Registration Statement
                filed December 23, 1997, File No. 333-43077, as Exhibit (4)(d).)

5         -     Opinion of Michael D. Van Hemert, Assistant General Counsel for
                CMS Energy.

8         -     Opinion of Theodore J. Vogel, Tax Counsel for CMS Energy,
                regarding tax matters.

15(a)     -     Letter of Arthur Andersen LLP re: CMS Energy unaudited interim financial information for the quarter ended March 31, 1998.

15(b)     -     Letter of Arthur Andersen LLP re: CMS Energy unaudited interim financial information for the quarter ended June 30, 1998.

15(c)     -     Letter of PricewaterhouseCoopers LLP re: Continental Natural
                Gas, Inc. unaudited interim financial information.

23(a)     -     Consent of Michael D. Van Hemert, Assistant General Counsel for
                CMS Energy (included in Exhibit 5 above).

23(b)     -     Consent of Theodore J. Vogel, Tax Counsel for CMS Energy
                (included in Exhibit 8 above).

23(c)     -     Consent of Arthur Anderson LLP.

23(d)     -     Consent of PricewaterhouseCoopers LLP.

23(e)     -     Consent of CIBC Oppenheimer Corp.

24        -      Powers of Attorney of Directors whose names are signed to this
                 Registration Statement pursuant to such powers.

99(a)     -      Form of Proxy for Special Meeting of Shareholders of
                 Continental Natural Gas, Inc.

99(b)     -      Form of Letter of Chairman of Continental Natural Gas, Inc. to
                 Shareholders regarding Special Meeting. (Included as cover letter to the Proxy Statement/Prospectus which forms a part of this Registration Statement.)

99(c)     -      Notice of Special Meeting of Shareholders of Continental
                 Natural Gas, Inc. (Included as cover notice to the Proxy
                 Statement/Prospectus which forms a part of this Registration
                 Statement.)

-----------------
*Previously filed

  Exhibits listed above which have been filed with the Securities and Exchange Commission are incorporated herein by reference with the same effect as if filed with this Registration Statement.

ITEM 22. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

   (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or a party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   (2) That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that as claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

   (5) To respond to requests for information that is incorporated by reference in to the prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 10th day of September, 1998.

                             CMS ENERGY CORPORATION

                                                By: /s/ A.M. Wright
                                                    ----------------------------
                                                   Alan M. Wright
                                                   Senior Vice President and
                                                    Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 10th day of September, 1998.

   Name                                      Title
   ----                                      -----

(i)   Principal executive officer

      /s/ William T. McCormick, Jr.          Chairman of the Board, Chief
      ---------------------------------
      William T. McCormick, Jr.              Executive Officer and Director

(ii)  Principal financial officer:

      /s/ A.M. Wright                        Senior Vice President and
      ---------------------------------
      Alan M. Wright                         Chief Financial Officer

(iii) Controller or principal
      accounting officer

      /s/ P.D. Hopper                        Senior Vice President, Controller
      ---------------------------------
      Preston D. Hopper                      Chief Accounting Officer

                 *
      ---------------------------------      Director
      (John M. Deutch)

                 *
      ---------------------------------
      (James J. Duderstadt)                  Director

               *
     ---------------------------------
    (Kathleen R. Flaherty)                Director

               *
     ---------------------------------
    (Victor J. Fryling)                   Director

               *
     ---------------------------------
    (Earl D. Holton)                      Director

               *
     ---------------------------------
    (William U. Parfet)                   Director

               *
     ---------------------------------
    (Percy A. Pierre)                     Director

               *
     ---------------------------------
    (Kenneth L. Way)                      Director

               *
     ---------------------------------
    (Kenneth Whipple)                     Director

               *
     ---------------------------------
    (John B. Yasinsky)                    Director



*By: /s/ A.M. Wright
     ---------------------------------
     Alan M. Wright
     Attorney in-fact

                                 EXHIBIT LIST


Exhibit No.             Description
-----------             -----------
2         -     Agreement and Plan of Merger, dated as of July 31, 1998, among
                CMS Energy, CMS Merging Corporation, Continental Natural Gas,
                Inc., Adams Affiliates, Inc., and Cottonwood Partnership.
                (Included as Annex A to the Proxy Statement/Prospectus which forms a part of this Registration Statement).

*3(a)     -     Restated Articles of Incorporation of CMS Energy dated March 25,
                1994. (Designated in CMS Energy's Form S-4 Registration
                Statement dated June 6, 1995, File No. 33-60007, as Exhibit
                3(i).)

*3(b)     -     Certificate of Amendment to the Restated Articles of
                Incorporation of CMS Energy dated March 10, 1997. (Designated in
w                CMS Energy's Form 10-K for the year ended December 31, 1996,
                File No. 1-5611, as Exhibit 3(c).)

*3(c)     -     By-Laws of CMS Energy. (Designated in CMS Energy's Form 10-K for
                the year ended December 31, 1994, File No. 1-9513, as Exhibit
                3(c).)

*4(a)     -     Indenture dated as of September 15, 1992 between CMS Energy and
                NBD Bank, as Trustee. (Designated in CMS Energy's Form S-3
                Registration Statement filed May 1, 1992, File No. 33-47629, as
                Exhibit (4)(a).)

                First Supplemental Indenture dated as of October 1, 1992 between CMS Energy and NBD Bank, as Trustee. (Designated in
                CMS Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as Exhibit (4).)
                Second Supplemental Indenture dated as of October 1, 1992 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS
                Energy's Form 8-K dated October 1, 1992, File No. 1-9513, as
                Exhibit 4(a).)

                Third Supplemental Indenture dated as of May 6, 1997 between CMS
                Energy and NBD Bank, as Trustee. (Designated in CMS Energy's
                Form 10-Q for the quarter ended March 31, 1997, File No. 1-9513, as Exhibit (4).)

                Fourth Supplemental Indenture dated as of September 26, 1997 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS
                Energy's form S-3 Registration Statement filed October 6, 1997,
                File No. 333-37241, as Exhibit (4)(a).)

                Fifth Supplemental Indenture dated as of November 4, 1997 between CMS Energy and NBD Bank, as Trustee. (Designated in CMS
                Energy's Form 10-Q for the quarter ended September 30, 1997,
                File No. 1-9513, as Exhibit (4)(b).)

                Sixth Supplemental Indenture dated as of January 1, 1998 between
                CMS Energy and NBD Bank, as Trustee. (Designated in CMS Energy's
                Form 10-K for the year ended December 3 1, 1997, File No.
                1-9513, as Exhibit (4)(a).)



*4(b)     -     Indenture dated as of January 15, 1994 between CMS Energy
                and The Chase Manhattan Bank, as Trustee. (Designated in CMS
                Energy's Form 8-K dated March 29. 1994, File No. 1-9513. as
                Exhibit (4)(a).)

                First Supplemental Indenture dated as of January 20, 1994 between CMS Energy and The Chase Manhattan Bank, as Trustee.
                (Designated in CMS Energy's Form 8-K dated March 29, 1994, File
                No. 1-9513, as Exhibit (4)(b).)


                Second Supplemental Indenture dated as of March 19, 1996 between
                CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 10-Q for the quarter ended March 31, 1996,
                File No. 1-9513, as Exhibit (4).)


                Third Supplemental Indenture dated as of March 17, 1997 between
                CMS Energy and The Chase Manhattan Bank, as Trustee. (Designated in CMS Energy's Form 8-K dated May 1, 1997, File No. 1-9513, as
                Exhibit (4)(a)(iv).)


                Fourth Supplemental Indenture dated as of September 17, 1997 between CMS Energy and The Chase Manhattan Bank, as Trustee.
                (Designated in CMS Energy's Form S-3 Registration Statement filed September 22, 1997, File No. 333-36115, as Exhibit
                (4)(d).)


 4(c)      -    Fifth Supplemental Indenture dated as of August 26, 1998
                between CMS Energy and The Chase Manhattan Bank, as Trustee.

*4(d)      -    Indenture dated as of June 1, 1997 between CMS Energy and The
                Bank of New York, as Trustee. (Designated in CMS Energy's Form
                8-K dated July 1. 1997, File No. 1-9513, as Exhibit (4)(a).)
                First Supplemental Indenture dated as of June 20, 1997 between
                CMS Energy and The Bank of New York, as Trustee. (Designated in
                CMS Energy's Form 8-K dated July 1, 1997, File No. 1-9513 as
                Exhibit (4)(b).)

*4(e)     -     Credit Agreement dated as of July 21, 1997, among CMS Energy, the Banks, the Administrative Agent, the Collateral Agent, the
                Documentation Agent, the Syndication Agent, the Co-Agents and
                the Lead Manager, all as defined therein, and the Exhibits thereto. (Designated in CMS Energy's Form 10-Q for the quarter ended June 30, 1997, File No. 1-9513, as Exhibit (4).)

4(f)      -     Amendment No. 1 dated January 30, 1998 to Credit Agreement dated as of July 21, 1997, among CMS Energy, the Banks, the
                Administrative Agent, the Collateral Agent, the Documentation
                Agent, the Syndication Agent, the Co-Agents and the Lead
                Manager, all as defined therein, and the Exhibits thereto.

*4(g)     -     Form of Exchange Note. (Designated in CMS Energy's Form 10-Q for
                the quarter ended September 30, 1997, File No. 1-9513, as
                Exhibit (4)(b).)

*4(h)     -     Registration Rights Agreement dated as of November 7, 1997 by and among CMS Energy and Donaldson, Lufkin & Jenrette Securities
                Corporation, Chase Securities Inc., CIBC Oppenheimer Corp.,
                Morgan Stanley & Co. Incorporated, and Salomon Brothers Inc.
                (Designated in CMS Energy's Form S-4 Registration Statement
                filed December 23, 1997, File No. 333-43077, as Exhibit (4)(d).)




5         -     Opinion of Michael D. Van Hemert, Assistant General Counsel for
                CMS Energy.

8         -     Opinion of Theodore J. Vogel, Tax Counsel for CMS Energy,
                regarding tax matters.

15(a)     -     Letter of Arthur Andersen LLP re: CMS Energy unaudited interim financial information for the quarter ended March 31, 1998.

15(b)     -     Letter of Arthur Andersen LLP re: CMS Energy unaudited interim financial information for the quarter ended June 30, 1998.

15(c)     -     Letter of PricewaterhouseCoopers LLP re: Continental Natural
                Gas, Inc. unaudited interim financial information.

23(a)     -     Consent of Michael D. Van Hemert, Assistant General Counsel for
                CMS Energy (included in Exhibit 5 above).

23(b)     -     Consent of Theodore J. Vogel, Tax Counsel for CMS Energy
                (included in Exhibit 8 above).

23(c)     -     Consent of Arthur Anderson LLP.

23(d)     -     Consent of PricewaterhouseCoopers LLP.

23(e)     -     Consent of CIBC Oppenheimer Corp.

24        -      Powers of Attorney of Directors whose names are signed to this
                 Registration Statement pursuant to such powers.

99(a)     -      Form of Proxy for Special Meeting of Shareholders of
                 Continental Natural Gas, Inc.

99(b)     -      Form of Letter of Chairman of Continental Natural Gas, Inc. to
                 Shareholders regarding Special Meeting. (Included as cover letter to the Proxy Statement/Prospectus which forms a part of this Registration Statement.)

99(c)     -      Notice of Special Meeting of Shareholders of Continental
                 Natural Gas, Inc. (Included as cover notice to the Proxy
                 Statement/Prospectus which forms a part of this Registration
                 Statement.)

---------------
*Previously filed